Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204578

JOINT PROXY STATEMENT/PROSPECTUS

To the Stockholders of Independence Realty Trust, Inc. and the Stockholders of Trade Street Residential, Inc.:

The board of directors of Independence Realty Trust, Inc. (“IRT”) and the board of directors of Trade Street Residential, Inc. (“TSRE”) have each approved an Agreement and Plan of Merger, dated as of May 11, 2015 (the “Merger Agreement”), by and among IRT, Independence Realty Operating Partnership, LP, IRT’s operating partnership (“IROP”), Adventure Merger Sub LLC, a direct wholly-owned subsidiary of IROP (“OP Merger Sub”), IRT Limited Partner, LLC, a direct wholly-owned subsidiary of IRT (“IRT LP LLC”), TSRE, and Trade Street Operating Partnership, LP, TSRE’s operating partnership (“TSR OP”).

The Merger Agreement provides for: (i) OP Merger Sub to merge into TSR OP (the “Partnership Merger”), with TSR OP continuing as the surviving entity, and (ii) TSRE to merge into IRT LP LLC (the “Company Merger” and, together with the Partnership Merger, the “Merger”), with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT. The combined company (the “Combined Company”) will retain the name “Independence Realty Trust, Inc.” and will continue to trade on the NYSE MKT LLC (the “NYSE MKT”), under the symbol “IRT.” Upon completion of the Merger, the board of directors of the Combined Company will be increased to seven members, with Richard H. Ross, TSRE’s Chief Executive Officer, and Mack D. Pridgen III, the Chairman of TSRE’s board of directors, joining the five current IRT directors on the board of directors of the Combined Company. The executive officers of IRT immediately prior to the effective time of the Merger will continue to serve as the executive officers of the Combined Company.

If the Merger is completed, then, at the effective time of the Company Merger, each issued and outstanding share of TSRE common stock will convert into the right to receive (i) $3.80 in cash, without interest, subject to increase, at the election of IRT, to up to $4.56 (such cash amount, the “Per Share Cash Amount”), and (ii) a number of shares of IRT common stock equal to the quotient, or “Exchange Ratio,” determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000.

Neither the Per Share Cash Amount nor the Exchange Ratio will change as a result of a change in the market price of IRT common stock, although the aggregate value of the merger consideration will fluctuate with changes in the market price of IRT common stock and the Per Share Cash Amount that IRT elects, which will have the effect of changing the Exchange Ratio and the number of shares of IRT common stock to be issued upon completion of the Merger. Based on the closing price of IRT common stock on the NYSE MKT of $8.14 on July 30, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, and based on a $3.80 Per Share Cash Amount and a resulting Exchange Ratio of 0.4108, the aggregate value of the per share merger consideration would equal $7.14, comprised of $3.80 of cash and 0.4108 of a share of IRT common stock with a market value of $3.34. We urge you to obtain current market quotations for IRT common stock and TSRE common stock.

Upon completion of the Merger, we estimate that continuing IRT stockholders will own approximately 66.5% of the issued and outstanding common stock of the Combined Company, and former TSRE stockholders will own approximately 33.5% of the issued and outstanding common stock of the Combined Company.

In connection with the proposed Merger, IRT and TSRE will each hold a special meeting of their respective stockholders. At the IRT special meeting, IRT stockholders will be asked to vote on (i) a proposal to approve the issuance of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of common units of limited partnership interest in IROP (“IROP Units”) issued in the Partnership Merger), and (ii) a proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). At the TSRE special meeting, TSRE stockholders will be asked to vote on (i) a proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement, and (ii) a proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

The record date for determining the stockholders entitled to receive notice of, and to vote at, the IRT special meeting and the TSRE special meeting is July 8, 2015.

The IRT board of directors has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of IRT and its stockholders, (ii) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) authorized and approved the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). The IRT board of directors unanimously recommends that IRT stockholders vote FOR the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) and FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

The TSRE board of directors has (i) determined that the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of TSRE and its stockholders and (ii) approved the Merger Agreement and authorized the performance by TSRE thereunder. The TSRE board of directors recommends that TSRE stockholders vote FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

The Merger cannot be completed unless, among other matters, (i) TSRE stockholders approve the Company Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of TSRE common stock entitled to vote on the Company Merger, and (ii) IRT stockholders approve the issuance of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) by the affirmative vote of the holders of at least a majority of all votes cast on the proposal. The completion of the Merger is also subject to the satisfaction or waiver of other customary conditions set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, (i) IRT entered into voting agreements with funds managed or advised by Senator Investment Group, LP and funds managed or advised by Monarch Alternative Capital LP, who collectively owned approximately 48.3% of the outstanding shares of TSRE common stock as of July 8, 2015, and (ii) TSRE entered into a voting agreement with RAIT, which owned approximately 22.8% of the outstanding shares of IRT common stock as of July 8, 2015. Pursuant to the terms of the voting agreements, among other things, each of stockholders party thereto agreed to vote all of its shares of IRT common stock or TSRE common stock, as applicable, to approve the Company Merger at the TSRE special meeting or to approve the issuance of IRT common stock in the Merger at the IRT special meeting, as applicable.

This joint proxy statement/prospectus contains important information about IRT, TSRE, the Merger, the Merger Agreement and the special meetings. This document is also a prospectus for shares of IRT common stock that will be issued pursuant to the Merger Agreement. We encourage you to read this joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 37.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the IRT special meeting or the TSRE special meeting, as applicable, please submit a proxy to vote your shares as promptly as possible to make sure that your shares of IRT common stock and/or shares of TSRE common stock, as applicable, are represented at the applicable special meeting. Please review this joint proxy statement/prospectus for more complete information regarding the Merger and the special meetings of IRT and TSRE.

Sincerely,

Scott F. Schaeffer Chief Executive Officer Independence Realty Trust, Inc.	Richard H. Ross Chief Executive Officer Trade Street Residential, Inc.

Neither the Securities and Exchange Commission, nor any state securities regulatory authority has approved or disapproved of the Merger or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July 31, 2015, and is first being mailed to IRT and TSRE stockholders on or about August 3, 2015.

INDEPENDENCE REALTY TRUST, INC.

Cira Centre, 2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 15, 2015

To the Stockholders of Independence Realty Trust, Inc.:

A special meeting of the stockholders of Independence Realty Trust, Inc., a Maryland corporation (“IRT”), will be held at IRT’s offices at the Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104 on September 15, 2015, commencing at 9:00 a.m., local time, for the following purposes:

(i)	to consider and vote on a proposal to approve the issuance of shares of IRT common stock (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) pursuant to the Agreement and Plan of Merger, dated as of May 11, 2015, as it may be amended from time to time (the “Merger Agreement”), by and among IRT, Independence Realty Operating Partnership, LP, IRT’s operating partnership (“IROP”), Adventure Merger Sub LLC, a direct wholly-owned subsidiary of IROP (“OP Merger Sub”), IRT Limited Partner, LLC, a direct wholly-owned subsidiary of IRT (“IRT LP LLC”), Trade Street Residential, Inc., a Maryland corporation (“TSRE”), and Trade Street Operating Partnership, LP, TSRE’s operating partnership (“TSR OP”) (a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice). The Merger Agreement provides for: (i) OP Merger Sub to merge into TSR OP (the “Partnership Merger”), with TSR OP continuing as the surviving entity, and (ii) TSRE to merge into IRT LP LLC (the “Company Merger” and, together with the Partnership Merger, the “Merger”), with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT; and

(ii)	to consider and vote on a proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

IRT does not expect to transact any other business at the special meeting. IRT’s board of directors has fixed the close of business on July 8, 2015 as the record date (the “IRT Record Date”) for determination of IRT stockholders entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only holders of record of IRT common stock at the close of business on the IRT Record Date are entitled to receive notice of, and to vote at, the special meeting. As of the IRT Record Date, there were 31,933,217 shares of IRT common stock outstanding and entitled to vote at the special meeting, held by approximately 35 stockholders of record.

Approval of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of the holders of at least a majority of all votes cast on the proposal. Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of at least a majority of all votes cast on such proposal.

IRT’s board of directors has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of IRT and its stockholders, (ii) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) authorized and approved the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). IRT’s board of directors unanimously recommends that IRT stockholders vote FOR the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as promptly as possible. To submit a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the internet as described in the instructions on the enclosed proxy card to submit your proxy. Submitting a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of IRT common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of IRT common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of IRT common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the Merger and the special meeting of the stockholders of IRT.

By Order of the Board of Directors of Independence Realty Trust, Inc.

Anders F. Laren

Secretary

Philadelphia, Pennsylvania

July 31, 2015

Trade Street Residential, Inc.

19950 West Country Club Drive

Suite 800

Aventura, Florida 33180

(786) 248-5200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 15, 2015

To the Stockholders of Trade Street Residential, Inc.:

A special meeting of the stockholders of Trade Street Residential, Inc., a Maryland corporation (“TSRE”), will be held at the 8th Floor Conference Room at 19950 West Country Club Drive, Aventura, Florida 33180 on September 15, 2015, commencing at 10:00 a.m., local time, for the following purposes:

(i)	to consider and vote on a proposal to approve the merger of TSRE into IRT Limited Partner, LLC (“IRT LP LLC”), a direct wholly-owned subsidiary of Independence Realty Trust, Inc., a Maryland corporation, with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT (the “Company Merger”), and other transactions contemplated by an Agreement and Plan of Merger, dated as of May 11, 2015, as it may be amended from time to time (the “Merger Agreement”), by and among IRT, Independence Realty Operating Partnership, LP, IRT’s operating partnership (“IROP”), Adventure Merger Sub LLC, a direct wholly-owned subsidiary of IROP (“OP Merger Sub”), IRT LP LLC, TSRE, and Trade Street Operating Partnership, LP, TSRE’s operating partnership (“TSR OP”) (a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice). The Merger Agreement provides for: (i) the Company Merger and (ii) OP Merger Sub to merge into TSR OP, with TSR OP continuing as the surviving entity (the “Partnership Merger” and, together with the Company Merger, the “Merger”); and

(ii)	to consider and vote on a proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

TSRE does not expect to transact any other business at the special meeting. TSRE’s board of directors has fixed the close of business on July 8, 2015 as the record date (the “TSRE Record Date”) for determination of TSRE stockholders entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only holders of record of TSRE common stock at the close of business on the TSRE Record Date are entitled to receive notice of, and to vote at, the special meeting. As of the TSRE Record Date, there were 36,799,520 shares of TSRE common stock outstanding and entitled to vote at the special meeting, held by approximately 42 stockholders of record.

Approval of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TSRE common stock entitled to vote on such proposal. Approval of the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of at least a majority of all votes cast on such proposal.

TSRE’s board of directors has (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of TSRE and its stockholders and (ii) approved the Merger Agreement and authorized the performance by TSRE thereunder. TSRE’s board of directors recommends that TSRE stockholders vote FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as promptly as possible. To submit a proxy, complete, sign, date and mail your proxy card in the preaddressed postage-paid envelope provided or, if the option is available to you, call the toll-free telephone number listed on your proxy card or use the internet as described in the instructions on the enclosed proxy card to submit your proxy. Submitting a proxy will assure that your vote is counted at the special meeting if you do not attend in person. If your shares of TSRE common stock are held in “street name” by your broker or other nominee, only your broker or other nominee can vote your shares of TSRE common stock and the vote cannot be cast unless you provide instructions to your broker or other nominee on how to vote or obtain a legal proxy from your broker or other nominee. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares of TSRE common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the Merger and the special meeting of the stockholders of TSRE.

By Order of the Board of Directors of Trade Street Residential, Inc.

Caren A. Cohen

Secretary

Aventura, Florida

July 31, 2015

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about IRT and TSRE from other documents that are not included in or delivered with this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

Documents incorporated by reference are also available to IRT stockholders and TSRE stockholders without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

Independence Realty Trust, Inc. Attention: Secretary Cira Centre 2929 Arch Street, 17th Floor Philadelphia, PA 19104 (215) 243-9000	Trade Street Residential, Inc. Attention: Secretary 19950 West Country Club Drive Suite 800 Aventura, FL 33180 (786) 248-5200

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than September 8, 2015.

ABOUT THIS DOCUMENT

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by IRT (File No. 333-204578) with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of IRT for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of IRT common stock to be issued to TSRE stockholders in exchange for shares of TSRE common stock pursuant to the Merger Agreement and shares that may be issuable upon redemption of IROP Units issued in the Partnership Merger. This joint proxy statement/prospectus also constitutes a proxy statement for each of IRT and TSRE for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, this joint proxy statement/prospectus constitutes a notice of meeting with respect to the IRT special meeting and a notice of meeting with respect to the TSRE special meeting.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated July 31, 2015. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this joint proxy statement/prospectus to IRT stockholders or TSRE stockholders nor the issuance by IRT of shares of its common stock to TSRE stockholders pursuant to the Merger Agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding IRT has been provided by IRT and information contained in this joint proxy statement/prospectus regarding TSRE has been provided by TSRE.

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QUESTIONS AND ANSWERS

The following are answers to some questions that IRT stockholders and TSRE stockholders may have regarding the proposed transaction between IRT and TSRE and the other proposals being considered at the IRT special meeting and the TSRE special meeting. IRT and TSRE urge you to read carefully this entire joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this joint proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you.

Unless stated otherwise, all references in this joint proxy statement/prospectus to:

•	“IRT” are to Independence Realty Trust, Inc., a Maryland corporation;

•	“IRT Record Date” are to July 8, 2015, which is the record date for determination of IRT stockholders entitled to receive notice of, and to vote at, the IRT special meeting and any adjournments or postponements of the IRT special meeting.

•	“IROP” are to Independence Realty Operating Partnership, LP, a Delaware limited partnership and IRT’s operating partnership;

•	“OP Merger Sub” are to Adventure Merger Sub LLC, a Delaware limited liability company and direct wholly-owned subsidiary of IROP;

•	“IRT LP LLC” are to IRT Limited Partner, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of IRT;

•	“TSRE” are to Trade Street Residential, Inc., a Maryland corporation;

•	“TSRE Record Date” are to July 8, 2015, which is the record date for determination of TSRE stockholders entitled to receive notice of, and to vote at, the TSRE special meeting and any adjournments or postponements of the TSRE special meeting.

•	“TSR OP” are to Trade Street Operating Partnership, LP, a Delaware limited partnership and TSRE’s operating partnership;

•	the “IRT Board” are to the board of directors of IRT;

•	the “TSRE Board” are to the board of directors of TSRE;

•	the “Merger Agreement” are to the Agreement and Plan of Merger, dated as of May 11, 2015, by and among IRT, IROP, OP Merger Sub, IRT LP LLC, TSRE and TSR OP, as it may be amended from time to time, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference;

•	the “Partnership Merger” are to the merger of OP Merger Sub into TSR OP, with TSR OP continuing as the surviving entity;

•	the “Company Merger” are to the merger of TSRE into IRT LP LLC, with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT;

•	the “Merger” are to, collectively, the Partnership Merger and the Company Merger;

•	the “Combined Company” are to IRT after the effective time of the Company Merger; and

•	the “NYSE MKT” are to the NYSE MKT LLC.

Q:	What is the proposed transaction?

A:	IRT and TSRE have entered into the Merger Agreement, which provides for: (i) OP Merger Sub to merge into TSR OP, with TSR OP continuing as the surviving entity, and (ii) TSRE to merge into IRT LP LLC, with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT.

Q:	What will happen in the proposed transaction?

A:	At the effective time of the Company Merger, each issued and outstanding share of TSRE common stock will convert into the right to receive (i) $3.80 in cash, without interest, subject to increase, at the election of IRT, to up to $4.56 (such cash amount, the “Per Share Cash Amount”), and (ii) a number of shares of IRT common stock equal to the quotient, or “Exchange Ratio,” determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000 (the cash and shares of IRT common stock received in exchange for the TSRE common stock, the “Company Merger Consideration”). At the effective time of the Partnership Merger, each issued and outstanding unit of limited partnership interest of TSR OP (each, a “TSR OP Unit”), other than TSR OP Units owned by TSRE or one of its subsidiaries, will convert into the right to receive (i) the Per Share Cash Amount and (ii) a number of common units of limited partnership interest in IROP (“IROP Units”) equal to the Exchange Ratio (the cash and IROP Units received in exchange for the TSR OP Units, the “Partnership Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”). Holders of TSRE common stock and TSR OP Units will not receive any fractional shares of IRT common stock or fractional IROP Units in the Merger and instead will be paid cash (without interest) in lieu of any fractional share or unit interest to which they would otherwise be entitled.

Q:	How does IRT’s right to elect to increase the Per Share Cash Amount work?

A:	Pursuant to the Merger Agreement, and absent any further action by IRT, the Per Share Cash Amount will be $3.80. However, upon IRT’s written notice to TSRE at least two business days prior to the TSRE special meeting, IRT may elect to increase the Per Share Cash Amount from $3.80 to an amount that, at the time of such election, would not cause the stock portion of the Merger Consideration to be less than 40% of the total Merger Consideration (calculated based on the closing price of IRT common stock on the trading day prior to the date of the election notice). However, if (i) IRT makes such an election, (ii) the stock portion of the Merger Consideration on the closing date of the Merger (calculated based on the closing price of IRT common stock on the trading day prior closing date of the Merger) would be less than 40% of the total Merger Consideration, and (iii) TSRE does not terminate the Merger Agreement, then the Per Share Cash Amount will be reduced so that the cash portion of the Merger Consideration will equal 60% of the total Merger Consideration on the closing date of the Merger (calculated based on the closing price of IRT common stock on the trading day prior closing date of the Merger).

Q:	How will IRT fund the cash portion of the Merger Consideration?

A:	IRT intends to finance the cash portion of the Merger Consideration and the fees, expenses and costs incurred in connection with the Merger and other transactions related to the Merger, and to repay or refinance certain of TSRE’s borrowings, using a combination of some or all of the following resources:

•	IRT’s available cash on hand;

•	the assumption and/or refinancing of certain of TSRE’s existing mortgage debt;

•	borrowings under a new senior secured credit facility (the “KeyBank Senior Facility”) for up to $325.0 million with KeyBank National Association (“KeyBank NA”);

•	borrowings under a new senior interim term loan facility (the “KeyBank Interim Facility” and, together with the KeyBank Senior Facility, the “KeyBank Facilities”) for up to $120.0 million with KeyBank NA; and

•	if market conditions allow, proceeds from the sale of IRT stock.

The closing of the KeyBank Facilities remains subject to the negotiation and entry into definitive documentation and the satisfaction or waiver of customary conditions contained therein.

To the extent IRT does not utilize the KeyBank Facilities, IRT intends to finance the cash portion of the Merger Consideration and the fees, expenses and costs incurred in connection with the Merger and other transactions related to the Merger, and repay or refinance certain of TSRE’s borrowings, using borrowings under a new senior secured term loan facility (the “DB Term Loan Facility”) for up to $500.0 million, for which IRT has received a commitment from Deutsche Bank AG New York Branch (“DBNY”).

IRT has entered into a binding commitment letter (the “DB Commitment Letter”) with DBNY and Deutsche Bank Securities Inc. (“Deutsche Bank”) pursuant to which, on and subject to the terms and conditions therein, DBNY has committed to provide the DB Term Loan Facility in an aggregate principal amount of up to $500.0 million, subject to customary conditions as set forth in the DB Commitment Letter. The DB Commitment Letter permits IRT to use alternative financing, including the KeyBank Facilities, in connection with the consummation of the Merger, and IRT is under no obligation to enter into definitive documentation for the DB Term Loan Facility or to draw upon the financing commitment from DBNY.

IRT’s ability to finance the Merger is not a condition to its obligation to complete the Merger. For more information regarding the financing related to the Merger, see “The Merger Agreement—Financing Related to the Merger” beginning on page 130.

Q:	How will IRT stockholders be affected by the Merger and the issuance of shares of IRT common stock in the Merger?

A:	After the Merger, each IRT stockholder will continue to own the shares of IRT common stock that the stockholder held immediately prior to the effective time of the Company Merger. As a result, each IRT stockholder will own shares of common stock in a larger company with more assets. However, because IRT will be issuing new shares of IRT common stock in the Merger, each outstanding share of IRT common stock immediately prior to the effective time of the Merger will represent a smaller percentage of the aggregate number of shares of the Combined Company’s common stock outstanding after the Merger. Upon completion of the Merger, we estimate that continuing IRT stockholders will own approximately 66.5% of the issued and outstanding Combined Company’s common stock and former TSRE stockholders will own 33.5% of the issued and outstanding Combined Company’s common stock.

Q:	What happens if the market price of shares of IRT common stock or TSRE common stock changes before the closing of the Merger?

A:	Neither the Per Share Cash Amount nor the Exchange Ratio will change as a result of a change in the market price of IRT common stock, although the aggregate value of the Merger Consideration will fluctuate with changes in the market price of IRT common stock and the Per Share Cash Amount that IRT elects. As a result, the value of the consideration to be received by TSRE stockholders in the Merger will increase or decrease depending on the market price of shares of IRT common stock at the effective time of the Merger. See “The Merger Agreement—Merger Consideration; Effects of the Merger—Merger Consideration” beginning on page 111.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	The IRT Board and the TSRE Board are using this joint proxy statement/prospectus to solicit proxies of IRT stockholders and TSRE stockholders in connection with the Merger Agreement and the Merger. In addition, IRT is using this joint proxy statement/prospectus as a prospectus for TSRE stockholders because IRT is offering shares of its common stock to be issued in exchange for TSRE common stock in the Merger. The Merger cannot be completed unless:

•	the holders of IRT common stock vote to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger); and

•	the holders of TSRE common stock vote to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Each of IRT and TSRE will hold separate special meetings of their respective stockholders to obtain these approvals and to consider other proposals as described elsewhere in this joint proxy statement/prospectus.

This joint proxy statement/prospectus contains important information about IRT, TSRE, the Merger and the Merger Agreement, and the other proposals being voted on at the special meetings of stockholders and you should read it carefully. The enclosed voting materials allow you to vote your shares of IRT common stock and/or TSRE common stock, as applicable, without attending the applicable special meeting.

Your vote is important. You are encouraged to submit your proxy as promptly as possible.

Q:	Am I being asked to vote on any other proposals at the special meetings in addition to the Merger proposal?

A:	IRT. At the IRT special meeting, IRT stockholders will be asked to consider and vote upon the following additional proposal:

•	To approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

TSRE. At the TSRE special meeting, TSRE stockholders will be asked to consider and vote upon the following additional proposal:

•	To approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Q:	Why is IRT proposing the Merger?

A:	The IRT Board believes that the Merger will result in a number of important strategic benefits for the Combined Company, including an increased scale that will provide an enhanced platform to pursue strategic acquisitions and transformational opportunities, improved operating statistics and portfolio quality, enhanced liquidity due to increased market capitalization and meaningful revenue and cost synergy potential. The IRT Board believes that the Merger will be an accretive transaction to IRT’s asset base. To review the reasons of the IRT Board for the Merger in greater detail, see “The Merger—Recommendation of the IRT Board and Its Reasons for the Merger” beginning on page 78.

Q:	Why is TSRE proposing the Merger?

A:	After careful consideration and consultation, the TSRE Board has recommended that the TSRE stockholders approve the Company Merger and the other transactions contemplated by the Merger Agreement based upon numerous factors, including an attractive valuation with an effective Company Merger Consideration of $7.60 per share of TSRE common stock as of the date of the Merger Agreement (with mechanisms in the Merger Agreement that provide both significant downside protection in the event of a decline and the ability to benefit from any increase in the trading price of IRT common stock before the closing of the Merger), and a mix of consideration, with the TSRE stockholders receiving both liquidity as a result of the receipt of the cash portion of the Company Merger Consideration and an opportunity to continue to participate in the Combined Company as stockholders, as well as, assuming that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), the expectation that the receipt of the IRT common stock portion of the Company Merger Consideration generally will not be taxable to TSRE stockholders. To review the reasons of the TSRE Board for the Merger in greater detail, see “The Merger—Recommendation of the TSRE Board and Its Reasons for the Merger” beginning on page 81.

Q:	Who will be the board of directors and management of the Combined Company?

A:	As of the effective time of the Company Merger, the board of directors of the Combined Company will be increased to seven members, with the five current IRT directors, Scott F. Schaeffer, William C. Dunkelberg, Robert F. McCadden, DeForest B. Soaries, Jr., and Sharon M. Tsao, continuing as directors of the Combined Company. In addition, Richard H. Ross, the Chief Executive Officer of TSRE, and Mack D. Pridgen III, the Chairman of the TSRE Board, will join the board of directors of the Combined Company as of the effective time of the Company Merger.

The executive officers of IRT immediately prior to the effective time of the Company Merger will continue to serve as the executive officers of the Combined Company, with Scott F. Schaeffer continuing to serve as the Chief Executive Officer of the Combined Company.

Q:	Will IRT and TSRE continue to pay distributions prior to the closing of the Merger?

A:	Yes. The Merger Agreement permits IRT and IROP to pay (i) monthly distributions of up to $0.06 per share of IRT common stock, including for any partial month ending on the effective time of the Company Merger, (ii) monthly distributions of up to $0.06 per IROP Unit, and (iii) any distribution that is required for IRT to maintain its REIT qualification. The Merger Agreement permits TSRE and TSR OP to pay (i) quarterly distributions of up to $0.095 per share of TSRE common stock for the quarter ending June 30, 2015 and for each quarter (or partial quarter) thereafter ending on or prior to the effective time of the Company Merger, (ii) a distribution per TSR OP Unit in the same amount as any distribution per share made with respect to TSRE common stock, and (iii) any distribution that is required for TSRE to maintain its REIT qualification.

Q:	When and where are the special meetings of the IRT and TSRE stockholders?

A:	The IRT special meeting will be held at IRT’s offices at the Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104 on September 15, 2015 commencing at 9:00 a.m., local time.

The TSRE special meeting will be held at the 8th Floor Conference Room at 19950 West Country Club Drive, Aventura, Florida 33180 on September 15, 2015 commencing at 10:00 a.m., local time.

Q:	Who can vote at the special meetings?

A:	IRT. All holders of IRT common stock of record as of the close of business on the IRT Record Date are entitled to notice of, and to vote at, the IRT special meeting. As of the IRT Record Date, there were 31,933,217 shares of IRT common stock outstanding and entitled to vote at the IRT special meeting, held by approximately 35 holders of record. Each share of IRT common stock is entitled to one vote on each proposal presented at the IRT special meeting.

TSRE. All holders of TSRE common stock of record as of the close of business on the TSRE Record Date are entitled to receive notice of, and to vote at, the TSRE special meeting. As of the TSRE Record Date, there were 36,799,570 shares of TSRE common stock outstanding and entitled to vote at the TSRE special meeting, held by approximately 42 holders of record. Each share of TSRE common stock is entitled to one vote on each proposal presented at the TSRE special meeting.

Q:	What constitutes a quorum?

A:	IRT. IRT’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter will constitute a quorum.

TSRE. TSRE’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter will constitute a quorum.

Shares that are voted, in person or by proxy, shares abstaining from voting, and broker non-votes, if any, are treated as present at each of the IRT special meeting and the TSRE special meeting, respectively, for purposes of determining whether a quorum is present.

Q:	What vote is required to approve the proposals?

A:	IRT.

•	Approval of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of the holders of at least a majority of all votes cast on such proposal.

•	Approval of the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of at least a majority of all votes cast on such proposal.

TSRE.

•	Approval of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TSRE common stock entitled to vote on such proposal.

•	Approval of the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of a majority of all votes cast on such proposal.

Q:	How does the IRT Board recommend that IRT stockholders vote on the proposals?

A:	After consideration, the IRT Board has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of IRT and its stockholders, (ii) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) authorized and approved the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). The IRT Board unanimously recommends that IRT stockholders vote FOR the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) and FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

For a more complete description of the recommendation of the IRT Board, see “The Merger—Recommendation of the IRT Board and Its Reasons for the Merger” beginning on page 78.

Q:	How does the TSRE Board recommend that TSRE stockholders vote on the proposals?

After consideration, the TSRE Board has (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of TSRE and its stockholders and (ii) approved the Merger Agreement. The TSRE Board recommends that TSRE stockholders vote FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

For a more complete description of the recommendation of the TSRE Board, see “The Merger—Recommendation of the TSRE Board and Its Reasons for the Merger” beginning on page 81.

Q:	What if I sell my shares of IRT common stock before the IRT special meeting or my shares of TSRE common stock before the TSRE special meeting?

A:	IRT. If you transfer your shares of IRT common stock after the close of business on the IRT Record Date but before the IRT special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the IRT special meeting.

TSRE. If you transfer your shares of TSRE common stock after the close of business on the TSRE Record Date but before the TSRE special meeting, you will, unless you provide the transferee of your shares with a proxy, retain your right to vote at the TSRE special meeting, but will have transferred the right to receive the Company Merger Consideration to be paid by IRT in the Merger. In order to receive the Company Merger Consideration to be paid by IRT in the Merger, you must hold your shares of TSRE common stock through the effective time of the Company Merger.

Q:	Do any of TSRE’s executive officers or directors have interests in the Company Merger that may differ from those of TSRE stockholders?

A:	TSRE’s executive officers and directors have interests in the Company Merger that are different from, or in addition to, their interests as TSRE stockholders. The members of the TSRE Board were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Company Merger, and in recommending that TSRE stockholders vote FOR the proposal to approve the Merger and the other transactions contemplated by the Merger Agreement. For a description of these interests, see “The Merger—Interests of TSRE’s Directors and Executive Officers in the Merger” beginning on page 105.

Q:	Have any stockholders of IRT and TSRE already agreed to approve the Merger?

A:	Yes. Pursuant to a voting agreement, RAIT Financial Trust (“RAIT”), which owned approximately 22.8% of the outstanding shares of IRT common stock as of the IRT Record Date, has agreed to vote in favor of the issuance of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), subject to the terms and conditions of contained in the voting agreement, as described under “Voting Agreements” beginning on page 154.

Pursuant to separate voting agreements, funds managed or advised by Senator Investment Group LP (collectively, “Senator”) and Monarch Alternative Capital LP (collectively, “Monarch”), which collectively owned approximately 48.3% of the outstanding shares of TSRE common stock as of the TSRE Record Date, have agreed to vote in favor of the Company Merger and the other transactions contemplated by the Merger Agreement, subject to the terms and conditions of the applicable voting agreements, as described under “Voting Agreements” beginning on page 154.

Q:	Are there any conditions that must be satisfied for the Merger to be completed?

A:	Yes. In addition to the approval of the stockholders of IRT of the issuance of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) and the approval of the stockholders of TSRE of the Company Merger and the other transactions contemplated by the Merger Agreement, there are a number of customary conditions that must be satisfied or waived for the Merger to be consummated. For a description of all of the conditions to the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 125.

Q:	Are there risks associated with the Merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the Merger that are discussed in this joint proxy statement/ prospectus described in the section entitled “Risk Factors” beginning on page 37.

Q:	If my shares of IRT common stock or my shares of TSRE common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares of IRT common stock or my shares of TSRE common stock for me?

A:	Unless you instruct your broker, bank or other nominee how to vote your shares of IRT common stock and/or your shares of TSRE common stock, as applicable, held in street name, your shares will NOT be voted. If you hold your shares of IRT common stock and/or your shares of TSRE common stock in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in street name), in order for your shares to be present and voted at the applicable special meeting, you must provide your broker, bank or other nominee with instructions on how to vote your shares.

Q:	What happens if I do not vote for a proposal?

A:	IRT. If you are an IRT stockholder, abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions will have no effect on either (i) the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) or (ii) the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). Broker non-votes, if any, will have no effect on either proposal. A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner. Because there are no discretionary (or routine) matters to be voted on at the IRT special meeting, IRT does not expect to receive any broker non-votes.

TSRE. If you are a TSRE stockholder, abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as a vote cast AGAINST the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. Abstentions and broker non-votes, if any, will have no effect on the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner. Because there are no discretionary (or routine) matters to be voted on at the TSRE special meeting, TSRE does not expect to receive any broker non-votes.

Q:	Will my rights as a stockholder of IRT or TSRE change as a result of the Merger?

A:	The rights of IRT stockholders will be unchanged as a result of the Merger. TSRE stockholders will have different rights following the effective time of the Company Merger due to the differences between the governing documents of IRT and TSRE. At the effective time of the Company Merger, the existing charter and bylaws of IRT will thereafter be the charter and bylaws of the Combined Company. For more information regarding the differences in stockholder rights, see “Comparison of Rights of Stockholders of IRT and Stockholders of TSRE” beginning on page 168.

Q:	When is the Merger expected to be completed?

A:

IRT and TSRE expect to complete the Merger as soon as reasonably practicable following satisfaction of all of the required conditions, but in no event after October 15, 2015, provided that IRT has the right to extend the closing date of the Merger if consents from certain of TSRE’s lenders are not obtained and IRT has received an extension of the DB Commitment Letter until December 31, 2015 or has received a financing commitment from an alternate source that does not expire prior to December 31, 2015. If approval is obtained from the stockholders of both IRT and TSRE, and if the other conditions to closing the Merger are satisfied or waived, it is currently expected that the Merger will be completed in the third quarter of 2015. However, there is no guaranty that the conditions to the Merger will be satisfied or that the Merger will close on the anticipated timeline or at all.

Q:	If I am a TSRE stockholder do I need to do anything with my stock certificates now?

A:	No. You should not submit your stock certificates at this time. After the Company Merger is completed, if you held shares of TSRE common stock, the exchange agent for the Combined Company will send you a letter of transmittal and instructions for exchanging your shares of TSRE common stock for shares of the Combined Company common stock pursuant to the terms of the Merger Agreement. Upon surrender of a certificate or book-entry share for cancellation along with the executed letter of transmittal and other required documents described in the instructions, a TSRE stockholder will receive shares of common stock of the Combined Company and the cash consideration pursuant to the terms of the Merger Agreement.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed Merger?

A:	It is intended that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Company Merger is conditioned on the receipt by each of IRT and TSRE of an opinion from its respective counsel, dated as of the closing date of the Company Merger, to the effect that, on the basis of fact, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Company Merger qualifies as a reorganization, U.S. holders of shares of TSRE common stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Combined Company common stock in exchange for TSRE common stock in connection with the Company Merger, except with respect to the cash consideration and cash received in lieu of fractional shares of Combined Company common stock. Assuming that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, U.S. holders of shares of TSRE common stock generally will recognize gain for U.S. federal income tax purposes to the extent of the cash compensation received in the Company Merger and the cash received in lieu of fractional shares of Combined Company common stock. Holders of TSRE common stock should read the discussion under the heading “Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 134 and consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Company Merger.

Q:	Are IRT or TSRE stockholders entitled to appraisal rights?

A:	No. Neither IRT nor TSRE stockholders are entitled to exercise appraisal or dissenter’s rights in connection with the Company Merger or the other transactions contemplated by the Merger Agreement. See “The Merger Agreement—Merger Consideration; Effects of the Merger—Appraisal Rights” beginning on page 113.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of IRT common stock and/or your shares of TSRE common stock, as applicable, will be represented and voted at the IRT special meeting or the TSRE special meeting, as applicable.

Please refer to your proxy card or voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available to you.

The method by which you submit a proxy will in no way limit your right to vote at the IRT special meeting or the TSRE special meeting, as applicable, if you later decide to attend the special meeting in person.

However, if your shares of IRT common stock or your shares of TSRE common stock are held in the name of a broker, bank or other nominee, you must obtain a legal proxy, executed in your favor, from your broker, bank or other nominee, to be able to vote in person at the IRT special meeting or the TSRE special meeting, as applicable.

Q:	How will my proxy be voted?

A:	IRT. All shares of IRT common stock entitled to vote and represented by properly completed proxies received prior to the IRT special meeting, and not revoked, will be voted at the IRT special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of IRT common stock should be voted on a matter, the shares of IRT common stock represented by your proxy will be voted as the IRT Board recommends and, therefore, FOR the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) and FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate in the view of the IRT Board, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) if there are not sufficient votes at the time of such adjournment to approve such proposal. If you hold your shares of IRT common stock in “street name” and do not provide voting instructions to your broker, bank or other nominee, your shares of IRT common stock will have no effect on either proposal at the IRT special meeting.

TSRE. All shares of TSRE common stock entitled to vote and represented by properly completed proxies received prior to the TSRE special meeting, and not revoked, will be voted at the TSRE special meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of TSRE common stock should be voted on a matter, the shares of TSRE common stock represented by your proxy will be voted as the TSRE Board recommends and, therefore, FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of approval of the Company Merger and the other transactions contemplated by the Merger Agreement. If you hold your shares of TSRE common stock in “street name” and do not provide voting instructions to your broker, bank or other nominee, it will have the same effect as a vote cast AGAINST the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and will have no effect on the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy?

A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the IRT special meeting or the TSRE special meeting, as applicable. If you are a holder of record, you can do this in any of the three following ways:

•	by sending a written notice to the corporate secretary of IRT or the corporate secretary of TSRE, as applicable, in time to be received before the IRT special meeting or the TSRE special meeting, as applicable, stating that you would like to revoke your proxy;

•	by completing, signing and dating another proxy card and returning it by mail in time to be received before the IRT special meeting or the TSRE special meeting, as applicable, or by submitting a later dated proxy by the internet or telephone in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	by attending the IRT special meeting or the TSRE special meeting, as applicable, and voting in person. Simply attending the IRT special meeting or the TSRE special meeting, as applicable, without voting will not revoke your proxy or change your vote.

If your shares of IRT common stock or your shares of TSRE common stock are held in “street name” in an account at a broker, bank or other nominee and you desire to change your vote or vote in person, you should contact your broker, bank or other nominee for instructions on how to do so. If you hold your shares of IRT common stock or TSRE common stock, as applicable, in “street name,” you may not vote your shares in person at the IRT special meeting or at the TSRE special meeting, as applicable, unless you bring a legal proxy from the broker, bank or other nominee that holds your shares.

Q:	What does it mean if I receive more than one set of voting materials for the IRT special meeting or the TSRE special meeting?

A:	You may receive more than one set of voting materials for the IRT special meeting and/or the TSRE special meeting, as applicable, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of IRT common stock or your shares of TSRE common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of IRT common stock or shares of TSRE common stock. If you are a holder of record and your shares of IRT common stock or your shares of TSRE common stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the internet.

Q:	What happens if I am a stockholder of both IRT and TSRE?

A:	You will receive separate proxy cards for each entity and must complete, sign and date each proxy card and return each proxy card in the appropriate pre-addressed postage-paid envelope or, if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction card for each entity.

Q:	Do I need identification to attend the IRT or TSRE special meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of shares of IRT common stock or shares of TSRE common stock, as the case may be, reflecting your share ownership as of the close of business on the IRT Record Date or the close of business on the TSRE Record Date, as applicable. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of IRT common stock or shares of TSRE common stock, as applicable, on the applicable record date, as well as a legal proxy from your broker giving you the right to vote your shares at the applicable special meeting.

Q:	Will a proxy solicitor be used?

A:	IRT has engaged D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation of proxies for the IRT special meeting, and IRT estimates it will pay D.F. King a fee of approximately $8,500. IRT has also agreed to reimburse D.F. King for reasonable and documented out-of-pocket expenses incurred in connection with the proxy solicitation and to indemnify D.F. King against certain claims, costs, damages, liabilities, judgments and expenses.

TSRE will not be engaging a proxy solicitor to assist in the solicitation of proxies for the TSRE special meeting.

Q:	Who can answer my questions?

A:	If you have any questions about the Merger or the other matters to be voted on at the special meetings or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact:

If you are an IRT stockholder:

Independence Realty Trust, Inc.

Attention: Secretary

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

or

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Telephone:

Banks and brokers: (212) 493-3910

Stockholders: (866) 406-2284

If you are a TSRE stockholder: Trade Street Residential, Inc. Attention: Secretary 19950 West Country Club Drive Suite 800 Aventura, FL 33180 (786) 248-5200

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, IRT and TSRE encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the applicable special meeting. See also “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

The Companies

Independence Realty Trust, Inc.

IRT is a Maryland corporation that has elected to be taxed as a REIT under the Code. IRT conducts its business through a traditional umbrella partnership REIT (“UPREIT”) structure in which IRT’s properties are owned by IROP directly or through subsidiaries. IRT is the sole general partner of IROP. Substantially all of IRT’s assets are held by, and substantially all of IRT’s operations are conducted through, IROP. IRT owns apartment properties in geographic submarkets that it believes support strong occupancy and have the potential for growth in rental rates.

IRT is externally advised by its advisor, Independence Realty Advisors, LLC (the “Advisor”), a wholly-owned subsidiary of RAIT, pursuant to an advisory agreement and subject to the oversight of the IRT Board. The Advisor is responsible for managing IRT’s day-to-day business operations and identifying properties for IRT to acquire.

RAIT Residential, the property manager for IRT’s properties, is a full-service apartment property management company that, as of March 31, 2015, employed approximately 420 staff and professionals and manages approximately 16,000 apartment units. RAIT Residential provides services to IRT in connection with the rental, leasing, operation and management of IRT’s properties.

IRT common stock is listed on the NYSE MKT, trading under the symbol “IRT.”

IRT was incorporated in the state of Maryland in 2009. IRT’s principal executive offices are located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 243-9000.

OP Merger Sub, a direct wholly-owned subsidiary of IROP, is a Delaware limited liability company formed on May 8, 2015 for the purpose of entering into the Merger Agreement. OP Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

IRT LP LLC, a direct wholly-owned subsidiary of IRT, is a Delaware limited liability company. IRT LP LLC is a holding company that holds 100 IROP Units.

Additional information about IRT and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

Trade Street Residential, Inc.

TSRE is a Maryland corporation that has elected to be taxed as a REIT under the Code. TSRE conducts its business through an UPREIT structure in which TSRE’s properties are owned by TSR OP directly or through subsidiaries. TSRE is a full service, vertically integrated, self-administered and self-managed corporation incorporated in the state of Maryland in 2012, to acquire, own, operate and manage conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States and Texas. As of March 31, 2015, TSRE owned and operated 19 apartment communities containing 4,989 apartment units in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas. TSRE’s apartment communities are characterized by attractive features including substantial landscaping, well-maintained exteriors and high quality interior finishes, and amenities such as swimming pools, clubhouses and fitness facilities and controlled-access gated entrances.

TSRE common stock is listed on the NASDAQ Global Market, trading under the symbol “TSRE.”

TSRE’s principal executive offices are located at 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180, and its telephone number is (786) 248-5200.

Additional information about TSRE and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 173.

The Combined Company

References to the Combined Company are to IRT after the effective time of the Merger. The Combined Company will be named “Independence Realty Trust, Inc.” and will be a Maryland corporation. The Combined Company will be a leading regional market multifamily platform operating across select target markets in the United States. The Combined Company is expected to have a pro forma equity market capitalization of approximately $422.1 million and a pro forma total market capitalization of $1.4 billion, each as of March 31, 2015 and based on the closing price of IRT common stock of $8.57 per share on May 8, 2015. The Combined Company’s asset base will consist primarily of approximately 14,044 multifamily units in 50 properties in 24 geographic markets.

The business of the Combined Company will be operated through IROP and its subsidiaries, which, after completion of the Merger, will include TSR OP.

The common stock of the Combined Company will continue to be listed on the NYSE MKT, trading under the symbol “IRT.”

The Combined Company’s principal executive offices will be located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania, and its telephone number will be (215) 243-9000.

The Merger

The Merger Agreement

IRT, IROP, OP Merger Sub, IRT LP LLC, TSRE and TSR OP have entered into the Merger Agreement attached as Annex A to this joint proxy statement/prospectus, which is incorporated herein by reference. IRT and TSRE encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that the closing of the Company Merger will take place at the offices of Morrison & Foerster LLP in Washington, D.C. at 9:29 a.m. Eastern Time on the second business day after the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), immediately after the Partnership Merger, or at such other place, date and time as IRT and TSRE may agree in writing.

The Merger

Subject to the terms and conditions of the Merger Agreement, (i) at the effective time of the Partnership Merger, OP Merger Sub will merge into TSR OP, with TSR OP continuing as the surviving entity, and (ii) at the effective time of the Company Merger, TSRE will merge into IRT LP LLC, with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT. Upon the closing of the Merger, IROP will own all of the limited partnership interests in TSR OP and IRT LP LLC will own the general partnership interest in TSR OP. Immediately following the consummation of the Merger, IRT will cause TSR OP to become a wholly-owned subsidiary of IROP.

References to the “Combined Company” are to IRT after the effective time of the Merger. The shares of common stock of the Combined Company will continue to be listed and traded on the NYSE MKT under the symbol “IRT.”

Upon completion of the Merger, we estimate that continuing IRT stockholders will own approximately 66.5% of the issued and outstanding common stock of the Combined Company, and former TSRE stockholders will own approximately 33.5% of the issued and outstanding common stock of the Combined Company.

The Merger Consideration

At the effective time of the Company Merger, each issued and outstanding share of TSRE common stock will convert into the right to receive (i) $3.80 in cash, without interest, subject to increase, at the election of IRT, to up to $4.56 (such cash amount, the “Per Share Cash Amount”), and (ii) a number of shares of IRT common stock equal to the quotient, or “Exchange Ratio,” determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000 (the cash and shares of IRT common stock received in exchange for the TSRE common stock, the “Company Merger Consideration”). At the effective time of the Partnership Merger, each issued and outstanding TSR OP Unit, other than TSR OP Units owned by TSRE or one of its subsidiaries, will convert into the right to receive (i) the Per Share Cash Amount and (ii) a number of IROP Units equal to the Exchange Ratio (the cash and IROP Units received in exchange for the TSR OP Units, the “Partnership Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”). Holders of TSRE common stock and TSR OP Units will not receive any fractional shares of IRT common stock or fractional IROP Units in the Merger and instead will be paid cash (without interest) in lieu of any fractional share or unit interest to which they would otherwise be entitled. Neither the Per Share Cash Amount nor the Exchange Ratio will change as a result of a change in the market price of IRT common stock, although the aggregate value of the Merger Consideration will fluctuate with changes in the market price of IRT common stock and the Per Share Cash Amount that IRT elects.

Based on the closing price of IRT common stock on the NYSE MKT of $8.14 on July 30, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, and based on a $3.80 Per Share Cash Amount and a resulting Exchange Ratio of 0.4108, the aggregate value of the per share Merger Consideration would equal $7.14, comprised of $3.80 of cash and 0.4108 of a share of IRT common stock with a market value of $3.34.

The following table depicts the total value of the Merger Consideration that a holder of TSRE common stock will receive based on various elections that IRT can make regarding the Per Share Cash Amount at a number of assumed per share prices of IRT common stock at the time the Merger is consummated. The table that follows sets forth the Per Share Cash Amount, the resulting Exchange Ratio (rounded for illustration purposes), and the value of the total Merger Consideration holders of TSRE common stock will receive if the price per share of IRT common stock on the closing date of the Merger is $7.00, $7.50, $8.00, $8.50, $9.00, $9.50 and $10.00. The amounts depicted in the following table are intended to be illustrative only and do not purport to include the exact value of the Merger Consideration holders of TSRE common stock will receive in the Merger, which will depend on the exact Per Share Cash Amount that IRT elects and the exact price of IRT common stock on the closing date of the Merger.

Per Share Cash Amount	Exchange Ratio(1)	Value of Merger Consideration if IRT Stock Price is $7.00	Value of Merger Consideration if IRT Stock Price is $7.50	Value of Merger Consideration if IRT Stock Price is $8.00	Value of Merger Consideration if IRT Stock Price is $8.50	Value of Merger Consideration if IRT Stock Price is $9.00	Value of Merger Consideration if IRT Stock Price is $9.50	Value of Merger Consideration if IRT Stock Price is $10.00
$3.80	0.4108	$6.68	$6.88	$7.09	$7.29	$7.50	$7.70	$7.91
$3.95	0.3946	$6.71	$6.91	$7.11	$7.30	$7.50	$7.70	$7.90
$4.10	0.3784	$6.75	$6.94	$7.13	$7.32	$7.51	$7.69	$7.88
$4.25	0.3622	$6.79	$6.97	$7.15	$7.33	$7.51	$7.69	$7.87
$4.40	0.3459	$6.82	$6.99	$7.17	$7.34	$7.51	$7.69	$7.86
$4.56	0.3286	$6.86	$7.02	$7.19	$7.35	$7.52	$7.68	$7.85

(1)	The Exchange Ratio represents the number of shares of IRT common stock that a holder of TSRE common stock will receive in exchange for each share of TSRE common stock that they own and equals the quotient determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000. The Exchange Ratio is dependent solely on the Per Share Cash Amount elected by IRT and will not fluctuate as a result of changes in the market price of IRT common stock.

You are urged to obtain current market prices of shares of IRT common stock and TSRE common stock. You are cautioned that the trading price of the common stock of the Combined Company after the Merger may be affected by factors different from those currently affecting the trading prices of IRT common stock and TSRE common stock, and therefore, the historical trading prices of IRT common stock and TSRE common stock may not be indicative of the trading price of the Combined Company. See the risks related to the Merger and the other transactions contemplated by the Merger Agreement described under the section “Risk Factors—Risk Factors Relating to the Merger” beginning on page  37.

Voting Agreements

Concurrently with the execution of the Merger Agreement, (i) IRT entered into voting agreements with funds managed or advised by Senator and funds managed or advised by Monarch, and (ii) TSRE entered into a voting agreement with RAIT. As of the TSRE Record Date, Senator and Monarch owned approximately 25.3% and 23.0%, respectively, of the outstanding shares of TSRE common stock. As of the IRT Record Date, RAIT owned approximately 22.8% of the outstanding shares of IRT common stock.

Pursuant to the terms of the voting agreements, each of the stockholders party to the voting agreements has agreed, subject to the terms and conditions contained in each voting agreement, to, among other things, vote all of its shares of IRT common stock or TSRE common stock, as applicable, whether currently owned or acquired at any time prior to the termination of the applicable voting agreement, in favor of the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units in the Partnership Merger) or in favor of the Company Merger and the other transactions contemplated by the Merger Agreement, as applicable. In addition, the voting agreements with Senator and Monarch provide that they each will vote their

TSRE common stock against any acquisition proposal, and both the voting agreements with Senator and Monarch and the voting agreement with the RAIT provide that they each will vote their shares of TSRE common stock or IRT common stock, as applicable, against any action which would reasonably be expected to adversely affect or interfere with the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Each of the stockholders party to the voting agreements has also agreed to comply with certain restrictions on the transfer of such stockholder’s shares subject to the terms of the applicable voting agreement. Each of the voting agreements terminates upon the earlier to occur of (i) the effective time of the Merger; (ii) the termination of the Merger Agreement pursuant to its terms; (iii) any modification, waiver, change or amendment to the Merger Agreement that is materially adverse to the stockholder or that results in a material decrease in the amount or change in the form of the Merger Consideration; and (iv) October 15, 2015, as may be extended to December 31, 2015 pursuant to the terms the Merger Agreement.

The foregoing summary of the voting agreements is subject to, and qualified in its entirety by reference to, the full text of each of the voting agreements. Copies of each of the voting agreements are attached as Annex B, Annex C, Annex D and Annex E to this joint proxy statement/prospectus and are incorporated herein by reference. For more information, see “Voting Agreements” beginning on page 154.

Financing Related to the Merger

IRT intends to finance the cash portion of the Merger Consideration and the fees, expenses and costs incurred in connection with the Merger and other transactions related to the Merger, and to repay or refinance certain of TSRE’s borrowings, using a combination of some or all of the following resources:

•	IRT’s available cash on hand;

•	the assumption and/or refinancing of certain of TSRE’s existing mortgage debt;

•	borrowings under the KeyBank Senior Facility for up to $325.0 million with KeyBank NA;

•	borrowings under the KeyBank Interim Facility for up to $120.0 million with KeyBank NA; and

•	if market conditions allow, proceeds from the sale of IRT stock.

The closing of the KeyBank Facilities remains subject to the negotiation and entry into definitive documentation and the satisfaction or waiver of customary conditions contained therein.

To the extent IRT does not utilize the KeyBank Facilities, IRT intends to finance the cash portion of the Merger Consideration and the fees, expenses and costs incurred in connection with the Merger and other transactions related to the Merger, and repay or refinance certain of TSRE’s borrowings, using borrowings under the DB Term Loan Facility for up to $500.0 million, for which IRT has received a commitment from DBNY.

IRT has entered into the DB Commitment Letter pursuant to which, on and subject to the terms and conditions therein, DBNY has committed to provide the DB Term Loan Facility in an aggregate principal amount of up to $500.0 million, subject to customary conditions as set forth in the DB Commitment Letter. The DB Commitment Letter permits IRT to use alternative financing, including the KeyBank Facilities, in connection with the consummation of the Merger, and IRT is under no obligation to enter into definitive documentation for the DB Term Loan Facility or to draw upon the financing commitment from DBNY. The DB Commitment Letter expires on the earliest of (i) October 15, 2015 (or such later date as may be agreed in good faith by the parties to the DB Commitment Letter to the extent the outside termination date of the Merger Agreement is extended), (ii) the date on which the Merger Agreement is terminated or expires in accordance with its terms, and (iii) the date of the closing of the Merger without the use of the DB Term Loan Facility.

IRT currently intends to utilize a portion of the financing it obtains in connection with the Merger to pay off its existing revolving credit facility.

IRT’s ability to finance the Merger is not a condition to its obligation to complete the Merger. For more information regarding the financing related to the Merger, see “The Merger Agreement—Financing Related to the Merger” beginning on page 130.

Recommendation of the IRT Board

The IRT Board has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of IRT and its stockholders, (ii) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) authorized and approved the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units in the Partnership Merger). The IRT Board unanimously recommends that IRT stockholders vote FOR the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units in the Partnership Merger) and FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger.

Recommendation of the TSRE Board

The TSRE Board has (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of TSRE and its stockholders and (ii) approved the Merger Agreement and authorized the performance by TSRE thereunder. The TSRE Board recommends that TSRE stockholders vote FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Summary of Risk Factors Related to the Merger

You should consider carefully all of the risk factors together with all of the other information included in this joint proxy statement/prospectus before deciding how to vote. The risks related to the Merger and the other transactions contemplated by the Merger Agreement are described under the section “Risk Factors—Risk Factors Relating to the Merger” beginning on page 37 and include:

•	IRT and TSRE stockholders will be diluted by the Merger.

•	The Merger Agreement contains provisions that could discourage a potential competing acquirer of TSRE or could result in a competing acquisition proposal being at a lower price.

•	There can be no assurance that IRT will be able to secure the financing necessary to pay the cash portion of the Merger Consideration on acceptable terms, in a timely manner, or at all.

•	The Merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact the parties’ ability to complete the Merger.

•	The Merger Consideration will not be adjusted in the event of any change in the stock prices of either IRT or TSRE.

•	Failure to complete the Merger could negatively impact the stock prices and the future business and financial results of both IRT and TSRE.

•	The pendency of the Merger could adversely affect the business and operations of IRT and TSRE.

•	A pending purported class action lawsuit or other lawsuits could prevent or delay the consummation of the Merger and result in substantial costs.

The IRT Special Meeting

The special meeting of the stockholders of IRT will be held at IRT’s offices at the Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104 on September 15, 2015, commencing at 9:00 a.m., local time.

At the IRT special meeting, stockholders of IRT as of the IRT Record Date will be asked to consider and vote upon the following matters:

(i)	a proposal to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger); and

(ii)	a proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

Approval of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of the holders of at least a majority of all votes cast on such proposal.

Approval of the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of at least a majority of all votes cast on such proposal.

At the close of business on the IRT Record Date, directors and executive officers of IRT were entitled to vote 131,780 shares of IRT common stock, or approximately 0.4% of the shares of IRT common stock issued and outstanding on that date. IRT currently expects that the IRT directors and executive officers will vote their shares of IRT common stock in favor of the proposal to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units in the Partnership Merger) as well as the other proposal to be considered at the IRT special meeting, although none of them is contractually obligated to do so.

RAIT, which was entitled to vote 7,269,719 shares of IRT common stock, or approximately 22.8% of the shares of IRT common stock issued and outstanding at the close of business on the IRT Record Date, has entered into a voting agreement that obligates it to vote FOR the issuance of IRT common stock in the Merger.

Your vote as an IRT stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the IRT special meeting in person.

The TSRE Special Meeting

The special meeting of the stockholders of TSRE will be held at the 8th Floor Conference Room at West Country Club Drive, Aventura, Florida 33180 on September 15, 2015, commencing at 10:00 a.m., local time.

At the TSRE special meeting, TSRE stockholders as of the TSRE Record Date will be asked to consider and vote upon the following matters:

(i)	a proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement; and

(ii)	a proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Approval of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TSRE common stock entitled to vote on such proposal.

Approval of the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of a majority of all votes cast on such proposal.

At the close of business on the TSRE Record Date, directors and executive officers of TSRE were entitled to vote 229,468 shares of TSRE common stock, or approximately 0.6% of the shares of TSRE common stock issued and outstanding on that date. Additionally, TSRE currently expects that the TSRE directors and executive officers will vote their shares of TSRE common stock in favor of the TSRE proposal to approve the Company Merger as well as the other proposal to be considered at the TSRE special meeting, although none of them is contractually obligated to do so.

Senator and Monarch, which collectively were entitled to vote 17,768,733 shares of TSRE common stock, or approximately 48.3% of the shares of TSRE common stock issued and outstanding at the close of business on the TSRE Record Date, have entered into voting agreements that obligate them to vote FOR the TSRE proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Your vote as a TSRE stockholder is very important. Accordingly, please sign and return the enclosed proxy card whether or not you plan to attend the TSRE special meeting in person.

Opinions of Financial Advisors

Opinion of IRT’s Financial Advisor

Deutsche Bank has acted as financial advisor to IRT in connection with the Merger. At the May 10, 2015 meeting of the IRT Board, Deutsche Bank rendered its oral opinion to the IRT Board, subsequently confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Merger Consideration to be paid by IRT pursuant to the Merger Agreement was fair, from a financial point of view, to IRT. Deutsche Bank’s opinion noted that, pursuant to the Merger Agreement, IRT may, subject to limitations provided therein, elect to increase the cash portion of the Merger Consideration to more than $3.80 per share of TSRE common stock or TSR OP Unit, which would result in a decrease in the number of shares of IRT common stock and the number of IROP Units included in the Merger Consideration. Deutsche Bank’s opinion also noted that, pursuant to the Merger Agreement, the cash portion of the Merger Consideration may be further adjusted if IRT has made such an election to increase the cash portion of the Merger Consideration and the stock portion of the Merger Consideration (calculated using the closing price of IRT common stock on the NYSE MKT on the trading day prior to the closing date of the Merger) would be less than 40% of the total Merger Consideration. Deutsche Bank noted that for purposes of its opinion, the IRT Board instructed Deutsche Bank to assume, and Deutsche Bank assumed, that the cash portion of the Merger Consideration will be $3.80 per share of TSRE common stock or TSR OP Unit, as applicable.

The full text of Deutsche Bank’s written opinion, dated May 11, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with the opinion, is included in this document as Annex F and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the IRT Board in connection with its evaluation of the Merger. Deutsche Bank’s opinion does not constitute a recommendation as to how any holder of IRT common stock should vote with respect to the Merger or any other matter. Deutsche Bank’s opinion was limited to the fairness of the Merger Consideration to be paid by IRT pursuant to the Merger Agreement, from a financial point of view, to IRT as of the date of the opinion and Deutsche Bank did not express any opinion as to the underlying decision by IRT to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies.

See “The Merger—Opinion of IRT’s Financial Advisor” beginning on page 84.

Opinion of TSRE’s Financial Advisor

The TSRE Board retained J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor in connection with the proposed Merger. At the meeting of the TSRE Board on May 10, 2015, J.P. Morgan rendered its oral opinion to the TSRE Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger, was fair, from a financial point of view, to such holders. The oral opinion was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated May 11, 2015.

The full text of the written opinion of J.P. Morgan, dated May 11, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference. TSRE’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion is addressed to the TSRE Board, is directed only to the fairness from a financial point of view of the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger as of the date of the opinion and does not constitute a recommendation to any stockholder of TSRE as to how such stockholder should vote with respect to the Merger or any other matter.

See “The Merger—Opinion of TSRE’s Financial Advisor” beginning on page 95.

Treatment of the TSRE Amended and Restated 2013 Equity Incentive Plan

At the effective time of the Merger, each outstanding share of TSRE common stock subject to vesting or other forfeiture conditions that remains unvested or otherwise subject to forfeiture conditions immediately prior to the effective time of the Merger shall automatically become vested and free of any such forfeiture conditions and will be automatically converted into and cancelled in exchange for the right to receive an amount equal to the (i) Per Share Cash Amount and (ii) a number of shares of common stock in IRT equal to the Exchange Ratio, less any required withholding taxes which may be satisfied via net settlement.

Directors and Management of the Combined Company After the Merger

As of the effective time of the Company Merger, the board of directors of the Combined Company will be increased to seven members, with the five current IRT directors, Scott F. Schaeffer, William C. Dunkelberg, Robert F. McCadden, DeForest B. Soaries, Jr., and Sharon M. Tsao, continuing as directors of the Combined Company. In addition, Richard H. Ross, the Chief Executive Officer of TSRE, and Mack D. Pridgen III, the Chairman of the TSRE Board, will join the board of directors of the Combined Company, to serve until the next annual meeting of the stockholders of the Combined Company (and until their successors have been duly elected and qualified).

The executive officers of IRT immediately prior to the effective time of the Company Merger will continue to serve as the executive officers of the Combined Company, with Scott F. Schaeffer continuing to serve as the Chief Executive Officer of the Combined Company.

Interests of IRT’s Directors, Executive Officers and Affiliates in the Merger

Holders of IRT common stock should be aware that certain of IRT’s affiliates have interests in the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of holders of IRT common stock generally, which may create potential conflicts of interest or the appearance thereof. The IRT Board was aware of these interests, among other matters, in approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending that holders of IRT common stock vote for the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). These interests include those discussed below.

Concurrently with the execution and delivery of the Merger Agreement, TSRE entered into a voting agreement with RAIT, which owned approximately 22.8% of the outstanding shares of IRT common stock as of the IRT Record Date. Pursuant to the voting agreement, RAIT has agreed to vote in favor of the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), subject to the terms and conditions of contained in the voting agreement.

The Advisor is a wholly-owned subsidiary of RAIT, and RAIT owns a 75% controlling equity interest in IRT’s property manager, RAIT Residential. The Advisor is responsible for managing IRT’s day-to-day business operations and identifying properties for IRT to acquire, while RAIT Residential provides services to IRT in connection with the rental, leasing, operation and management of its properties. All of the executive officers of IRT are also employees of RAIT. Each of Scott F. Schaeffer, IRT’s Chairman of the Board and Chief Executive Officer, and James J. Sebra, IRT’s Chief Financial Officer and Treasurer, also hold the same positions at RAIT. IRT’s executive officers have been granted restricted stock awards and stock appreciation rights under IRT’s Long Term Incentive Plan. IRT has an advisory agreement with the Advisor and expects to amend the terms of this advisory agreement to extend the term and modify the method to calculate the Advisor’s advisory fee. See “The Merger—Interests of IRT’s Directors, Executive Officers and Affiliates in the Merger” beginning on page 104. While the changes to such methods would not necessarily increase the amount of advisory fees paid to the Advisor, due to the increased size of the Combined Company, the Advisor expects to receive increased advisory fees if the Merger is completed. IRT expects to have RAIT Residential serve as the property manager for each of the properties acquired from TSRE as a result of the Merger. While the terms of each property management agreement are expected to be substantially similar to those IRT has used for its properties currently in IRT’s portfolio, due to the increased size of the Combined Company, RAIT Residential expects to receive increased property management fees if the Merger is completed.

For more information about these interests, see “The Merger—Interests of IRT’s Directors, Executive Officers and Affiliates in the Merger” beginning on page 104.

Interests of TSRE’s Directors and Executive Officers in the Company Merger

In considering the recommendation of the TSRE Board to approve the Company Merger and the other transactions contemplated by the Merger Agreement, TSRE stockholders should be aware that TSRE’s directors and executive officers have certain interests in the Merger that may be different from, or in addition to, the interests of TSRE stockholders generally, including certain contractual “change of control” payments, benefits and incentive awards in connection with the Merger, as described below.

Pursuant to the terms of their employment agreements with TSRE, Richard H. Ross, TSRE’s Chief Executive Officer, and Randall C. Eberline, TSRE’s Chief Accounting Officer, will be entitled to: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused and unpaid vacation; (iii) any earned but unpaid bonuses relating to the prior year; (iv) all approved, but unreimbursed, business expenses; (v) if the executive is participating in TSRE’s group medical, vision and dental plan immediately prior to the date of termination, a lump sum payment equal to 18 times (or such lesser period that the executive (and his eligible dependents) are entitled to under COBRA) the amount of monthly employer contribution that TSRE made to an issuer to provide medical, vision and dental insurance to the executive (and his eligible dependents) in the month immediately preceding the date of termination; and (vi) a separation payment equal to the sum of three times the executive’s (a) then current base salary and (b) average annual bonus for the two annual bonus periods completed prior to the termination (if the change in control occurs prior to the date the executive was eligible to earn two bonuses, the average bonus for the two-year period will be deemed to be the executive’s target bonus in the year of termination), with such separation payment being payable in a lump sum within 60 days from the date of termination, subject to the executive executing a release that becomes effective and certain other conditions. Additionally all of the executive’s outstanding unvested equity-based awards (including restricted stock and restricted stock units) granted pursuant to TSRE’s Amended and Restated 2013 Equity Incentive Plan will vest and become immediately exercisable and unrestricted, without any action by the TSRE Board or any committee thereof.

Concurrently with the execution and delivery of the Merger Agreement, IRT entered into separate voting agreements with funds affiliated with Senator and Monarch, which collectively owned approximately 48.3% of the outstanding shares of TSRE common stock as of the TSRE Record Date. Pursuant to the voting agreements, Senator and Monarch have each agreed to vote in favor of the Company Merger and the other transactions contemplated by the Merger Agreement, subject to the terms and conditions of the applicable voting agreements, as described under “Voting Agreements” beginning on page 154. In addition, Senator and Monarch each also entered into a lock-up agreement in favor of IRT. Pursuant to the terms of the lock-up agreements, and subject to certain exceptions, each of Senator and Monarch are subject to restrictions on the sale of its shares of IRT common stock for a period of 180 days following the closing of the Merger. Michael Simanovsky and Adam Sklar, each of whom is a member of the TSRE Board, are employees of Senator and Monarch, respectively.

Listing of Shares of the IRT Common Stock; Delisting and Deregistration of TSRE Common Stock

It is a condition to each company’s obligation to complete the Merger that the shares of IRT common stock issuable in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) be approved for listing on the NYSE MKT, subject to official notice of issuance. IRT has agreed to use its reasonable best efforts to cause the shares of IRT common stock to be issued in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) to be approved for listing on the NYSE MKT, subject to official notice of issuance. After the Merger is completed, the shares of TSRE common stock currently listed on the NASDAQ Global Market will cease to be listed on the NASDAQ Global Market and will be deregistered under the Exchange Act.

Stockholder Appraisal Rights in the Merger

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3 Subtitle 2 of the Maryland General Corporation Law (the “MGCL”) will be available with respect to the Company Merger or the other transactions contemplated by the Merger Agreement.

Conditions to Completion of the Merger

A number of customary conditions must be satisfied or waived, where legally permissible, before the Merger can be consummated. These include, among others:

•	approval by TSRE stockholders of the Company Merger and the other transactions contemplated by the Merger Agreement;

•	approval by IRT stockholders of the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger);

•	the absence of any law, injunction, judgment, order or ruling prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, having been declared effective by the SEC and no stop order suspending the effectiveness of such Form S-4 having been issued and no proceeding to that effect having been commenced or threatened by the SEC and not withdrawn;

•	the shares of IRT common stock to be issued in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) having been approved for listing on the NYSE MKT, subject to official notice of issuance;

•	the representations and warranties of each party made in the Merger Agreement must generally be true and correct when made and as of the closing, subject to customary materiality qualifications;

•	the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement;

•	the delivery of tax opinions related to each of TSRE’s and IRT’s qualification and taxation as a REIT;

•	the delivery of tax opinions that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•	certain of TSRE’s lenders entering into amendments to their loan documents that will, among other things, allow IRT to assume these loans, subject to waiver in the event such amendments are not obtained by a certain date;

•	the termination of a certain stockholders agreement between TSRE and certain affiliates of Senator;

•	the termination of the TSRE 401(k) plan; and

•	the absence of a material adverse effect on either party prior to the closing.

Neither IRT nor TSRE can give any assurance as to when or if all of the conditions to the consummation of the Merger will be satisfied or waived or that the Merger will occur on the anticipated timeline or at all.

For more information regarding the conditions to the consummation of the Merger and a complete list of such conditions, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 125.

Regulatory Approvals Required for the Merger

IRT and TSRE are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

No Solicitation and Change in Recommendation

Under the Merger Agreement, TSRE has agreed not to, and to cause its subsidiaries not to (and not authorize any of its officers, directors, managers and other representatives to), directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an acquisition proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to an acquisition proposal (other than certain confidentiality agreements), or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information with respect to, or for the purpose of encouraging or facilitating, any acquisition proposal.

However, prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE stockholders, TSRE may, under certain specified circumstances, conduct, engage or participate in discussions or negotiations with and provide non-public information regarding itself to a third party making an unsolicited acquisition proposal. Under the Merger Agreement, TSRE is required to notify IRT within 24 hours if it receives any acquisition proposal or any request for information or inquiry that expressly contemplates or that could reasonably be expected to lead to an acquisition proposal.

Prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE stockholders, the TSRE Board may, under certain specified circumstances, withdraw its recommendation of the Company Merger if (i) TSRE receives an unsolicited bona fide written acquisition proposal that the TSRE Board determines, after consultation with independent financial advisors and outside legal counsel, constitutes a superior proposal or (ii) in response to certain intervening events which were not known to the TSRE Board as of the date of the Merger Agreement, the TSRE Board determines, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law. In addition, prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE stockholders, the TSRE Board may, under certain specified circumstances, enter into an agreement with respect to an acquisition proposal if TSRE receives an unsolicited bona fide written acquisition proposal that the TSRE Board determines, after consultation with independent financial advisors and outside legal counsel, constitutes a superior proposal.

For more information regarding the limitations on TSRE and the TSRE Board to consider other competing proposals, see “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions” beginning on page 119.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Partnership Merger by the mutual written consent of IRT and TSRE, even after approval of TSRE stockholders or approval of IRT stockholders.

In addition, the Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by either TSRE or IRT under the following conditions, each subject to certain exceptions:

•	a governmental entity of competent jurisdiction has issued or enacted any law or taken any other action that has become final that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger;

•	the Merger has not been consummated on or before October 15, 2015 (as may be extended, the “End Date”); provided that if ten business days prior to the End Date all of the conditions of IRT to consummate the Merger have been satisfied, other than the condition whereby certain of TSRE’s lenders must enter into amendments to their loan documents that will, among other things, allow IRT to assume these loans, and IRT has a commitment for the financing that is necessary to pay the cash portion of the Merger Consideration that is effective until at least December 31, 2015, then IRT may elect to extend the End Date to December 31, 2015;

•	all of the conditions of IRT to consummate the Merger have been satisfied (other than those conditions that by their nature are to be satisfied at closing) and IRT is unable to effect the closing because it is unable to obtain the financing that is necessary to pay the cash portion of the Merger Consideration;

•	there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement set forth in the Merger Agreement on the part of such other party has occurred that would cause any of the closing conditions of such other party not to be satisfied and which either cannot be cured or which is not cured within 20 days of notice thereof;

•	stockholders of TSRE failed to approve the Company Merger and the other transactions contemplated by the Merger Agreement at a duly convened special meeting;

•	stockholders of IRT failed to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) at a duly convened special meeting;

•	the TSRE Board has made an adverse recommendation change with respect to the Merger; or

•	if TSRE enters into a letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to an acquisition proposal.

The Merger Agreement may also be terminated by TSRE if:

•	closing has not occurred within two business days after TSRE has delivered written notice to IRT that all of the conditions of IRT to consummate the Merger have been satisfied (other than those conditions that by their nature are to be satisfied at closing) and TSRE is ready, willing and able to effect the closing;

•	the aggregate amount of cash consideration to be paid in the Merger would exceed 60% of the total Merger Consideration; and

•	the percentage decline, if any, from the 20-day volume weighted average price per share of IRT common stock as of the trading day prior to the date of the Merger Agreement to the 20-day volume weighted average price per share of IRT common stock as of the date five days prior to closing date of the Merger exceeds by 15% or more the percentage decline, if any, from the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the trading day prior to the date of the Merger Agreement to the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the date five days prior to the closing date of the Merger. For example, if the average closing value of the MSCI US REIT Index declines by 3% during the applicable measurement period, TSRE would be entitled to terminate the agreement if the volume weighted average price per share of IRT common stock declines by 18% or more over the same period.

For more information regarding the rights of IRT and TSRE to terminate the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 127.

Termination Fees

Generally, all fees and expenses incurred in connection with the Merger and the transactions contemplated by the Merger Agreement will be paid by the party incurring those fees and expenses. However, TSRE will be obligated to pay IRT a $12.0 million termination fee if the Merger Agreement is terminated as a result of (i) (a) the stockholders of TSRE failing to approve the Company Merger and the other transactions contemplated by the Merger Agreement at a duly convened special meeting, the TSRE Board making an adverse recommendation change, or the Merger not being consummated prior to the End Date and (b) an acquisition proposal was announced and not withdrawn prior to such termination and TSRE subsequently consummates a transaction regarding, or executes a definitive agreement with respect to, an acquisition proposal within 12 months of the termination of the Merger Agreement, or (ii) TSRE entering into an agreement relating to an acquisition proposal. IRT will be obligated to pay TSRE a $25.0 million reverse termination fee if the Merger Agreement is terminated in certain circumstances where IRT has failed to consummate the Merger (including as a result of the failure to obtain the financing necessary to pay the cash portion of the Merger Consideration) at a time when all of the conditions of IRT to consummate the Merger have been satisfied (other than those conditions that by their nature are to be satisfied at closing and the condition whereby certain of TSRE’s lenders must enter into amendments to their loan documents that will, among other things, allow IRT to assume these loans).

For more information regarding the termination fees, see “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by TSRE to IRT” beginning on page 129 and “The Merger Agreement—Termination of the Agreement—Termination Fee and Expenses Payable by IRT to TSRE” beginning on page 130.

Estimated Transaction Expenses

As of the date of this joint proxy statement/prospectus, IRT has incurred or expects to incur aggregate expenses, consisting primarily of legal, advisory and commercial banking expenses, of approximately $38.1 million in connection with the Merger and the other transactions contemplated by the Merger Agreement, including $18.8 million of yield maintenance on TSRE mortgages that will be refinanced as part of the Merger. IRT estimates that approximately $5.5 million of these transaction expenses are contingent upon the completion of the Merger. IRT has also agreed to reimburse TSRE for all or a portion of TSRE’s expenses in an aggregate amount not to exceed $5.0 million if the Merger Agreement is terminated by either IRT or TSRE because IRT stockholders fail to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) at a duly held meeting.

As of the date of this joint proxy statement/prospectus, TSRE has incurred or expects to incur aggregate expenses, consisting primarily of legal and advisory expenses, of approximately $7.0 million in connection with the Merger and the other transactions contemplated by the Merger Agreement. Up to approximately $3.3 million of these transaction expenses are contingent upon the completion of the Merger. TSRE has also agreed to reimburse IRT for all or a portion of IRT’s expenses in an aggregate amount not to exceed $5.0 million if (i) the Merger Agreement is terminated by either IRT or TSRE because TSRE stockholders fail to approve the Company Merger and the other transactions contemplated by the Merger Agreement at a duly held meeting, (ii) the Merger Agreement is terminated by either IRT or TSRE as a result of the TSRE Board making an adverse recommendation change or (iii) if TSRE terminates the Merger Agreement because the percentage decline, if any, from the 20-day volume weighted average price per share of IRT common stock as of the trading day prior to the date of the Merger Agreement to the 20-day volume weighted average price per share of IRT common stock as of the date five days prior to closing date of the Merger exceeds by 15% or more the percentage decline, if any, from the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the trading day prior to the date of the Merger Agreement to the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the date five days prior to the closing date of the Merger.

For more information regarding the expense reimbursement, see “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by TSRE to IRT” beginning on page 129 and “The Merger Agreement—Termination of the Agreement—Termination Fee and Expenses Payable by IRT to TSRE” beginning on page 130.

Litigation Relating to the Merger

On June 11, 2015, three purported stockholders filed a complaint against TSRE and the members of the TSRE Board in the Circuit Court of Maryland for Baltimore City. On July 15, 2015, the plaintiffs amended their complaint and added Senator, Monarch and BHR Capital LLC (“BHR”) as defendants. The amended complaint purports to assert class action claims alleging that the members of the TSRE Board breached their fiduciary duties to TSRE and TSRE’s minority stockholders by approving the Merger for inadequate consideration, that the process leading up to the Merger was flawed, and that three directors of TSRE, by virtue of their affiliations with certain stockholders of TSRE, engaged in an alleged self-interested scheme to force the sale of TSRE. The amended complaint alleges that the stockholder defendants aided and abetted these alleged violations and were unjustly enriched by the Merger. Among other relief, the complaint seeks compensatory damages, together with pre- and post-judgment interest; a finding that the individual director defendants are liable for breaching their fiduciary duties; an order requiring that the directors affiliated with the stockholder defendants disgorge all profits, compensation and other benefits obtained by them as a result of their conduct in connection with the Merger; and an award of the plaintiffs’ costs and disbursements of this action, including attorney’s fees. The amended complaint does not seek an injunction against the stockholder vote or the closing of the Merger. The deadline for an answer or other responsive pleading by the defendants has not yet passed. TSRE and the director defendants intend to vigorously defend against the claim.

Material U.S. Federal Income Tax Consequences of the Merger

TSRE and IRT expect that the Company Merger of TSRE into IRT LP LLC will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Company Merger is conditioned on the receipt by each of IRT and TSRE of an opinion from its respective counsel, dated as of the closing date of the Company Merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. If the stock price of IRT common stock as of the close of the day before the Company Merger would cause the Per Share Cash Amount to be more than 60% of the total consideration to be received by the TSRE stockholders in the Company Merger, the transaction would not qualify as a reorganization within the meaning of Section 368(a) of the Code, and such condition would not be met. In that case, the Company Merger would not occur unless the parties submitted to the stockholders a request for the waiver of such condition. Such a waiver does not have to be requested.

Assuming that the Company Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, U.S. holders of shares of TSRE common stock generally will only recognize gain for U.S. federal income tax purposes to the extent of the cash consideration received in the Company Merger and the cash received in lieu of fractional shares of Combined Company common stock, and will not recognize any loss in connection with the Company Merger.

For further discussion of the material U.S. federal income tax consequences of the Company Merger and the ownership of common stock of the Combined Company, see “Material U.S. Federal Income Tax Consequences” beginning on page 134.

Holders of shares of TSRE common stock, TSR OP Units and IROP Units should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the Merger.

Accounting Treatment of the Merger

IRT prepares its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The Merger will be accounted for by applying the acquisition method of accounting. See “The Merger—Accounting Treatment.”

Comparison of Rights of Stockholders of IRT and Stockholders of TSRE

If the Merger is consummated, stockholders of TSRE will become stockholders of the Combined Company. The rights of TSRE stockholders are currently governed by and subject to the provisions of Maryland law, and the charter and bylaws of TSRE. Upon consummation of the Merger, the rights of the former TSRE stockholders who receive shares of IRT common stock in the Merger will continue to be governed by Maryland law but will be governed by the charter and bylaws of IRT, rather than the charter and bylaws of TSRE.

For a summary of certain differences between the rights of IRT stockholders and TSRE stockholders, see “Comparison of Rights of Stockholders of IRT and Stockholders of TSRE” beginning on page 168.

Selected Historical Financial Information of IRT

The following selected historical financial information for each of the years during the three-year period ended December 31, 2014 and the selected balance sheet data as of December 31, 2014 and 2013 has been derived from IRT’s audited consolidated financial statements contained in its Annual Report on Form 10-K filed with the SEC on March 16, 2015, which has been incorporated into this joint proxy statement/prospectus by reference. The selected historical financial information for each of the years ended December 31, 2011 and 2010 and as of December 31, 2012, 2011 and 2010 has been derived from IRT’s audited consolidated financial statements for such years, which have not been incorporated into this joint proxy statement/prospectus by reference.

The selected historical financial information for each of the three-month periods ended March 31, 2015 and 2014, and as of March 31, 2015 has been derived from IRT’s unaudited condensed consolidated financial statements contained in IRT’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, which has been incorporated into this joint proxy statement/prospectus by reference. In IRT’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim March 31, 2015 financial information. Interim results for the three months ended and as of March 31, 2015 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2015.

You should read this selected historical financial information together with the financial statements included in reports that are incorporated by reference in this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of IRT contained in such reports.

(in thousands, except share and per share data)	For the Three-Month Periods Ended March 31,		For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Unaudited)
Operating Data:
Total revenue	$21,700	$8,135	$49,203	$19,943	$16,629	$8,668	$5
Property operating expenses	10,138	3,988	(23,427)	(9,429)	(8,066)	(4,477)	—
Total expenses	17,920	6,787	(40,662)	(15,010)	(12,897)	(7,311)	(1)
Interest expense	(4,022)	(1,299)	(8,496)	(3,659)	(3,305)	(1,727)	—
Net income (loss)	(241)	2,935	2,944	1,274	427	(370)	4
Net income (loss) allocable to common shares	(233)	2,935	2,940	615	(123)	(112)	4
Earnings (loss) per share:
Basic	$(0.01)	$0.19	$0.14	$0.12	$(0.45)	$(5.60)	$0.20
Diluted	$(0.01)	$0.19	$0.14	$0.12	$(0.45)	$(5.60)	$0.20

Other Data:
Property portfolio occupancy	94.0%	93.9%	92.7%	94.6%	92.0%	91.4%	—
Common shares outstanding	31,894,751	17,742,540	31,800,076	9,652,540	345,063	20,000	20,000
Limited partnership units outstanding	1,282,449	—	1,282,449	—	5,274,900	5,274,900	—
Cash distributions declared per common share/unit	$0.1800	$0.1800	$0.7200	$0.6263	$0.6000	$0.3000	$—

(in thousands)	As of March 31,	As of December 31,
	2015	2014	2013	2012	2011	2010
	(unaudited)
Balance Sheet Data:
Investments in real estate	$662,606	$665,736	$174,321	$141,282	$128,124	$—
Total assets	694,032	694,150	181,871	146,197	131,352	209
Total indebtedness	422,613	418,901	103,303	92,413	82,175	—
Total liabilities	437,177	431,116	106,963	95,346	84,294	2
Total equity	256,855	263,034	74,908	50,851	47,058	207

Selected Historical Financial Information of TSRE

The following selected historical financial information for each of the years during the three-year period ended December 31, 2014 and the selected balance sheet data as of December 31, 2014 and 2013 have been derived from TSRE’s audited consolidated financial statements contained in its Annual Report on Form 10-K filed with the SEC on March 13, 2015, which has been incorporated into this joint proxy statement/prospectus by reference. The selected historical financial information for the year ended December 31, 2011 and as of December 31, 2012 and 2011 has been derived from TSRE’s audited consolidated financial statements for such year, which have not been incorporated into this joint proxy statement/prospectus by reference.

The selected historical financial information for each of the three-month periods ended March 31, 2015 and 2014, and as of March 31, 2015 has been derived from TSRE’s unaudited consolidated financial statements contained in TSRE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, which has been incorporated into this joint proxy statement/prospectus by reference. In TSRE’s opinion, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the interim March 31, 2015 financial information. Interim results for the three months ended and as of March 31, 2015 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ending December 31, 2015.

The information for the periods prior to June 1, 2012 reflect the assets, liabilities and operations of Trade Street Company retroactively adjusted to reflect the legal capital of Trade Street Residential, Inc. Trade Street Company is not a legal entity, but instead represents a combination of certain real estate entities and management operations based on common ownership and control by the Trade Street Funds and Trade Street Capital.

TSRE is an “emerging growth company” under the federal securities laws and, as such, has elected to comply with reduced public company reporting requirements. Accordingly, TSRE is not required to provide historical financial information for years prior to the year ended December 31, 2011.

You should read this selected historical financial information together with the financial statements included in reports that are incorporated by reference in this joint proxy statement/prospectus and their accompanying notes and management’s discussion and analysis of operations and financial condition of TSRE contained in such reports.

	For the Three-Month Periods Ended March 31,		For the Years Ended December 31,
(in thousands, except per share data)	2015	2014	2014	2013	2012	2011
	(Unaudited)
Statement of Operations Data:
Total property revenues(1)	$15,629	$11,410	$56,867	$28,957	$14,460	$9,025
Total property expenses	6,353	5,301	24,781	13,185	7,453	4,457
Total other expense, net(2)(3)	9,751	22,224	63,973	45,655	15,867	6,926
Total other income, net(4)	—	34	1,570	7,055	313	1,129
Loss from continuing operations	(475)	(16,081)	(30,317)	(22,828)	(8,547)	(1,229)
Income (loss) from discontinued operations(5)	—	—	—	6,272	(4)	(2,569)
Net loss	(475)	(16,081)	(30,317)	(16,556)	(8,551)	(3,798)
Net loss attributable to common stockholders of Trade Street Residential, Inc.(6)	$(446)	$(15,194)	$(27,797)	$(5,611)	$(7,218)	$(3,421)
Income (loss) per common share—basic and diluted
Continuing operations	$(0.01)	$(0.48)	$(0.79)	$(1.36)	$(3.17)	$(8.85)
Discontinued operations	—	—	—	0.72	—	(26.68)
Weighted average number of shares outstanding—basic and diluted	36,519	31,746	35,325	8,762	2,278	96
Cash dividend per common share	$0.09500	$0.09500	$0.38000	$0.43300	$0.16155	$—

Cash flows data:
Operating activities	$1,228	$3,498	$15,066	$(3,264)	$(1,160)	$3,044
Investing activities	$(15,115)	$(95,435)	$(127,217)	$(49,406)	$2,893	$(30,635)
Financing activities	$11,047	$98,752	$116,422	$56,809	$2,519	$26,532

Other data:
Funds from Operation (FFO)(7)	$3,484	$(11,401)	$(4,576)	$(5,836)	$(2,166)	$2,934
Core FFO(7)	$3,729	$955	$10,688	$(836)	$1,474	$4,856
Net Operating Income (NOI)(8)	$9,276	$6,109	$32,086	$15,772	$7,337	$4,919
Number of properties at end of the period	19	20	19	15	13	13

(1)	Amounts exclude TSRE’s discontinued operations, which are described in Note L to the consolidated financial statements contained in TSRE’s Annual Report on Form 10-K, which has been incorporated into this joint proxy statement/prospectus by reference.
(2)	Total other expenses, net, for the years ended December 31, 2014 and 2012 include approximately $1.0 million and $1.9 million, respectively, of expenses incurred as a result of recapitalization activities.
(3)	Total other expenses, net, for the years ended December 31, 2014 and 2013, include approximately $8.0 million and $12.4 million of impairment losses on the land investments, respectively (See Note L to the consolidated financial statements contained in TSRE’s Annual Report on Form 10-K, which has been incorporated into this joint proxy statement/prospectus by reference).
(4)	Total other income, net, for the year ended December 31, 2013, includes a $6.9 million bargain purchase gain from the Fountains Southend acquisition (See Note C to the consolidated financial statements contained in TSRE’s Annual Report on Form 10-K, which has been incorporated into this joint proxy statement/prospectus by reference).
(5)	Reflects net gains from sales and operating results of apartment communities sold in the applicable years.
(6)	Net loss attributable to common stockholders for the years ended December 31, 2014 and 2013 include the following respective benefits: $1.2 million resulting from TSRE’s redemption of all outstanding shares of Class A preferred stock in October 2014 and $11.7 million resulting from extinguishments related to Class B contingent units, less related adjustments attributable to participating securities of $2.5 million in February 2014 (see Note G to the consolidated financial statements contained in TSRE’s Annual Report on Form 10-K, which has been incorporated into this joint proxy statement/prospectus by reference).
(7)	FFO for the year ended December 31, 2014 and 2012 includes recapitalization costs of approximately $1.0 million and $1.9 million, respectively. For a definition and reconciliation of FFO and Core FFO to net income (loss), the most directly comparable GAAP measurement and a statement disclosing the reasons why TSRE’s management believes that the presentation of FFO and Core FFO provides useful information to investors and, to the extent material, any additional purposes for which TSRE’s management uses FFO and Core FFO, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” contained in TSRE’s Annual Report on Form 10-K, which has been incorporated into this joint proxy statement/prospectus by reference.
(8)	For a definition and reconciliation of NOI to net income (loss), the most directly comparable GAAP measurement and a statement disclosing the reasons why TSRE’s management believes that the presentation of NOI provides useful information to investors and, to the extent material, any additional purposes for which TSRE’s management uses NOI, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” contained in TSRE’s Annual Report on Form 10-K, which has been incorporated into this joint proxy statement/prospectus by reference.

	As of March 31,		As of December 31,
(in thousands)	2015		2014	2013	2012	2011
	(unaudited	)
Balance Sheet Data:
Real estate assets, at cost	$584,017		$568,542	$340,425	$175,354	$110,683
Land held for future development	$—		$—	$31,963	$42,623	$18,171
Real estate held for sale	$3,492		$3,492	$—	$58,638	$85,853
Total assets	$576,090		$568,668	$387,636	$291,910	$235,200
Indebtedness(1)	$359,589		$344,756	$249,584	$133,246	$81,559
Total stockholders’ equity(2)	$205,832		$210,002	$128,403	$46,239	$84,337

(1)	Excludes liabilities aggregating approximately $39.5 million and $39.6 million related to real estate held for sale (Fontaine Woods, Beckanna, Terrace at River Oaks and Oak Reserve, respectively) included in discontinued operations as of December 31, 2012 and 2011, respectively.

(2)	Excludes redeemable preferred stock of approximately $26.8 million recorded as temporary equity as of December 31, 2012.

Selected Unaudited Pro Forma Consolidated Financial Information

The following tables show summary unaudited pro forma condensed consolidated financial information about the combined financial condition and operating results of IRT and TSRE after giving effect to the Merger. The unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2015 and the year ended December 31, 2014 give effect to the Merger as if it had occurred on January 1, 2014, the beginning of the earliest period presented. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 gives effect to the Merger as if it had occurred on March 31, 2015. The historical consolidated financial statements of TSRE have been adjusted to reflect certain reclassifications in order to conform to IRT’s financial statement presentation.

The unaudited pro forma condensed consolidated financial statements were prepared using the acquisition method of accounting with IRT considered the accounting acquirer of TSRE. Under the acquisition method of accounting, the purchase price is allocated to the underlying TSRE tangible and intangible assets acquired and liabilities assumed based on their respective fair values with the excess purchase price, if any, allocated to goodwill.

The summary unaudited pro forma condensed consolidated financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma condensed consolidated financial information, including the notes thereto, appearing elsewhere in this joint proxy statement/prospectus and (ii) the historical consolidated financial statements and related notes of both IRT and TSRE, which are incorporated herein by reference. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 157 and “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus. Future results may vary significantly from the results reflected in such statements.

(in thousands)	As of March 31, 2015
	IRT Historical	IRT Historical, As Adjusted	TSRE Historical	Consolidated Pro Forma
Balance Sheet Data
Investments in real estate at cost	$689,867	$714,898	$587,509	$1,364,588
Total Assets	$694,032	$729,346	$576,090	$1,389,588
Indebtedness	$422,613	$457,988	$359,589	$1,000,555
Total Equity	$256,855	$256,794	$205,832	$363,800

(in thousands, except share and per share data)	For the Three Months Ended March 31, 2015
	IRT Historical	IRT Historical, As Adjusted	TSRE Historical	Consolidated Pro Forma
Operating Data
Total revenue	$21,700	$22,362	$15,629	$37,991
Property operating expenses	10,138	10,422	6,353	16,775
Total expenses	17,920	16,434	12,481	27,506
Interest expense	(4,022)	(4,269)	(3,623)	(9,190)
Net income (loss)	(241)	1,660	(475)	1,296
Net income (loss) allocable to common shares	$(233)	$1,614	$(446)	$1,260

Per Share Data
Earnings (loss) per share:
Basic	$(0.01)	$0.05		$0.03
Diluted	$(0.01)	$0.05		$0.03
Weighted-Average Shares:
Basic	31,768,468	31,768,468		47,949,251
Diluted	31,768,468	33,181,815		49,362,598

(in thousands, except share and per share data)	For the Year Ended December 31, 2014
	IRT Historical	IRT Historical, As Adjusted	TSRE Historical	Consolidated Pro Forma
Operating Data
Total revenue	$49,203	$88,329	$56,867	$147,283
Property operating expenses	23,427	41,598	24,781	67,274
Total expenses	40,662	70,880	65,199	167,469
Interest expense	(8,496)	(16,150)	(13,964)	(35,835)
Net income (loss)	2,944	4,198	(30,317)	(47,707)
Net income (loss) allocable to common shares	$2,940	$4,079	(27,797)	(45,921)

Per Share Data
Earnings (loss) per share:
Basic	$0.14	$0.19		$(1.22)
Diluted	$0.14	$0.19		$(1.22)
Weighted-Average Shares:
Basic	21,315,928	21,315,928		37,496,711
Diluted	21,532,671	21,532,671		37,496,711

Unaudited Comparative Per Share Information

The following table sets forth for the three months ended March 31, 2015 and the year ended December 31, 2014 selected per share information for IRT common stock on a historical and pro forma basis and for TSRE common stock on a historical and pro forma equivalent basis after giving effect to the Merger using the acquisition method of accounting. Except for the historical information as of and for the year ended December 31, 2014, the information in the table is unaudited. You should read the table below together with the historical consolidated financial statements and related notes of IRT and TSRE contained in their respective Quarterly Reports on Form 10-Q for the three months ended March 31, 2015 and in their respective Annual Reports on Form 10-K for the year ended December 31, 2014, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

The pro forma consolidated TSRE equivalent information shows the effect of the Company Merger from the perspective of an owner of TSRE common stock and the information was computed by multiplying the IRT pro forma combined information by an Exchange Ratio of 0.4108. This computation does not include the benefit to TSRE stockholders of the cash component of the Merger Consideration.

The unaudited pro forma consolidated per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this joint proxy statement/prospectus.

The pro forma income from continuing operations per share includes the combined income from continuing operations of IRT and TSRE on a pro forma basis as if the Merger was consummated on January 1, 2014.

	IRT		TSRE
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the Three Months Ended March 31, 2015
Income (loss) from continuing operations available to common stockholders per common share, basic	$(0.01)	$0.03	$(0.01)	$0.00
Income (loss) from continuing operations available to common stockholders per common share, diluted	$(0.01)	$0.03	$(0.01)	$0.00
Cash dividends declared per common share	$0.18	$0.18	$0.095	$0.07

As of March 31, 2015
Book value per common share	$8.09	$7.50	$5.64	$3.09

For the Year Ended December 31, 2014
Income (loss) from continuing operations available to common stockholders per common share, basic	$0.14	$(1.22)	$(0.79)	$(0.20)
Income (loss) from continuing operations available to common stockholders per common share, diluted	$0.14	$(1.22)	$(0.79)	$(0.20)
Cash dividends declared per common share	$0.72	$0.72	$0.38	$0.30

Comparative IRT and TSRE Market Price and Dividend Information

IRT’s Market Price Data

IRT common stock has been listed and traded on the NYSE MKT under the symbol “IRT” since August 13, 2013. This table sets forth, for the periods indicated, the high and low sales prices per share of IRT common stock, as reported by the NYSE MKT, and distributions declared per share of IRT common stock.

	Price Per Share of Common Stock		Dividends Declared Per Share(1)
	High	Low
2013
First Quarter	N/A	N/A	N/A
Second Quarter	N/A	N/A	N/A
Third Quarter	$8.50	$7.90	$0.16
Fourth Quarter	8.85	7.95	0.16
2014
First Quarter	$9.07	$8.15	$0.18
Second Quarter	9.50	8.70	0.18
Third Quarter	10.84	9.40	0.18
Fourth Quarter	10.29	8.96	0.18
2015
First Quarter	$9.78	$9.07	$0.18
Second Quarter	9.65	7.45	0.18
Third Quarter (through July 30, 2015)	8.57	7.36	0.18

(1)	Common stock cash distributions currently are declared monthly by IRT and paid in the month subsequent to the declaration.

TSRE’s Market Price Data

TSRE common stock is listed on the NASDAQ Global Market under the symbol “TSRE.” From July 2008 until May 14, 2013, TSRE’s common stock traded on the OTC Pink market. The following table sets forth the quarterly high and low per share of TSRE’s common stock as reported on NASDAQ and the OTC Pink market, as applicable, as adjusted to reflect the reverse stock split that was effected on January 17, 2013 and the quarterly distributions paid or payable per share to TSRE’s stockholders.

	Price Per Share of Common Stock		Dividends Declared and Paid Per Share(1)
	High	Low
2013
First Quarter	$20.00	$12.00	$0.0855
Second Quarter	17.00	7.81	0.1575
Third Quarter	9.00	6.42	0.0950
Fourth Quarter	7.34	6.10	0.0950
2014
First Quarter	$8.50	$6.25	$0.0950
Second Quarter	8.46	7.07	0.0950
Third Quarter	7.51	6.58	0.0950
Fourth Quarter	8.15	6.58	0.0950
2015
First Quarter	$8.08	$6.69	$0.0950
Second Quarter	7.44	6.65	0.0950
Third Quarter (through July 30, 2015)	7.22	6.63	(2)

(1)	Common stock cash distributions currently are declared quarterly by TSRE.
(2)	TSRE has not yet declared a dividend for the third quarter of 2015.

Recent Closing Prices

The table below sets forth the closing per share sales prices of IRT common stock as reported on the NYSE MKT and TSRE common stock as reported on the NASDAQ Global Market on May 8, 2015, the last full trading day before the public announcement of the execution of the Merger Agreement by IRT and TSRE, and on July 30, 2015, the latest practicable trading day before the date of this joint proxy statement/prospectus. The TSRE pro forma equivalent closing share price is equal to (i) cash consideration of $3.80 plus (ii) the closing price of a share of IRT common stock on each such date multiplied by 0.4108 (the Exchange Ratio assuming cash consideration of $3.80).

	IRT Common Stock	TSRE Common Stock	TSRE Pro Forma Equivalent
May 8, 2015	$8.57	$7.08	$7.32
July 30, 2015	$8.14	$7.08	$7.14

The market price of IRT common stock and TSRE common stock will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the Merger. Because the number of shares of IRT common stock to be issued in the Company Merger for each share of TSRE common stock pursuant to the Merger Agreement is not dependent on changes in the market price of IRT common stock or TSRE common stock, the market value of IRT common stock to be received by TSRE stockholders at the effective time of the Company Merger may vary significantly from the prices shown in the table above.

Following the transaction, IRT common stock will continue to be listed on the NYSE MKT and, until the completion of the Merger, TSRE common stock will continue to be listed on the NASDAQ Global Market.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” whether you are an IRT stockholder or a TSRE stockholder, you should carefully consider the following risks before deciding how to vote your shares of common stock of IRT and/or TSRE. In addition, you should read and consider the risks associated with each of the businesses of IRT and TSRE because these risks will also affect the Combined Company. These risks can be found in the respective Annual Reports on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q of IRT and TSRE, each of which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

Risk Factors Relating to the Merger

IRT and TSRE stockholders will be diluted by the Merger.

The Merger will dilute the ownership position of IRT stockholders and result in TSRE stockholders having an ownership stake in the Combined Company that is smaller than their current stake in TSRE. Upon completion of the Merger, we estimate that continuing IRT stockholders will own approximately 66.5% of the issued and outstanding common stock of the Combined Company, and former TSRE stockholders will own approximately 33.5% of the issued and outstanding common stock of the Combined Company. Consequently, IRT stockholders and TSRE stockholders, as a general matter, will have less influence over the management and policies of the Combined Company after the effective time of the Company Merger than each currently exercise over the management and policies of IRT and TSRE, as applicable.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of TSRE or could result in a competing acquisition proposal being at a lower price than a potential acquiror might otherwise propose to pay.

The Merger Agreement contains provisions that restrict the ability of TSRE to solicit, initiate, encourage or knowingly facilitate any third-party proposals to acquire beneficial ownership of at least 20% of the assets of, equity interest in, or businesses of TSRE or any subsidiary of TSRE. Prior to receiving TSRE stockholder approval of the Company Merger, TSRE may negotiate with a third party after receiving an unsolicited written proposal if the TSRE Board determines in good faith that the unsolicited proposal could reasonably be likely to result in a transaction that is more favorable to TSRE stockholders than the Merger, and the TSRE Board determines that failure to negotiate would be inconsistent with its duties under applicable law. Once a third party proposal is received, TSRE must notify IRT within 24 hours following receipt of the proposal and keep IRT informed of the status and terms of the proposal and associated negotiations. In response to such a proposal, the TSRE Board may, under certain circumstances, withdraw or modify its recommendation to TSRE stockholders with respect to the Merger. TSRE may also terminate the Merger Agreement to enter into an agreement to consummate a competing transaction with a third party, if the TSRE Board determines in good faith that the competing proposal is more favorable to TSRE stockholders and pays a $12.0 million termination fee to IRT. See “The Merger Agreement—Covenants and Agreements—No Solicitation of Transactions” beginning on page 119 and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by TSRE to IRT” beginning on page 129.

These provisions could discourage a potential acquirer that may have an interest in acquiring all or a significant part of TSRE from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense that the termination fee would impose on the transaction.

There can be no assurance that IRT will be able to secure the financing necessary to pay the cash portion of the Merger Consideration on acceptable terms, in a timely manner, or at all.

In order to finance the cash portion of the Merger Consideration, IRT expects to use the KeyBank Senior Facility, which will be in the aggregate principal amount of up to $325.0 million, and the KeyBank Interim Facility, which will be in the aggregate principal amount of up to $120.0 million, each with KeyBank NA. In addition, IRT has obtained a commitment from DBNY for the DB Term Loan Facility in an aggregate principal amount of up to $500.0 million, as set forth in the DB Commitment Letter. However, IRT has not entered into a definitive agreement for the debt financing, nor any alternative form of financing. There can be no assurance that IRT will be able to secure financing to pay the cash portion of the Merger Consideration on acceptable terms, in a timely manner, or at all. IRT’s ability to secure such financing is not a condition to the consummation of the Merger, and, in certain circumstances, IRT may be required to pay a $25.0 million reverse termination fee if it is unable to obtain the financing necessary to pay the cash portion of the Merger Consideration. See “The Merger Agreement—Financing Related to the Merger” beginning on page 130.

The Merger is subject to a number of conditions which, if not satisfied or waived, would adversely impact the parties’ ability to complete the Merger.

The Merger, which is expected to close during the third quarter of 2015, is subject to certain closing conditions, including, among others (i) the approval of the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) by a majority of the votes cast by IRT stockholders at the IRT special meeting and the approval for listing on the NYSE MKT of such shares, (ii) the approval of the Company Merger by the holders of a majority of the issued and outstanding shares of TSRE common stock entitled to vote at the TSRE special meeting, (iii) the absence of any law, judgment, order or injunction prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (iv) the SEC having declared effective the Registration Statement on Form S-4 of which this joint proxy statement/prospectus forms a part, pursuant to which the shares of IRT common stock to be issued as the stock portion of the Merger Consideration will be registered under the Securities Act, (v) the accuracy of the other parties’ representations and warranties and compliance with covenants, subject in each case to customary materiality standards, (vi) the absence of any material adverse effect with respect to either party, (vii) delivery of certain tax opinions related to each of TSRE’s and IRT’s qualification and taxation as a REIT and the qualification of the Company Merger as a reorganization within the meaning of Section 368(a) of the Code, and (viii) the receipt of certain consents from TSRE’s lenders.

There can be no assurance these conditions will be satisfied or waived, if permitted. Therefore, there can be no assurance with respect to the timing of the closing of the Merger or that the Merger will be completed at all.

The Merger Consideration will not be adjusted in the event of any change in the stock prices of either IRT or TSRE.

As provided in the Merger Agreement, holders of TSRE common stock are entitled to receive the Merger Consideration, which consists of a cash portion and a stock portion. Neither the Per Share Cash Amount nor the Exchange Ratio will change as a result of a change in the market price of IRT common stock, although the aggregate value of the Merger Consideration will fluctuate with changes in the market price of IRT common stock and the Per Share Cash Amount that IRT elects. The market price of IRT common stock may change as a result of a variety of factors (many of which are beyond IRT’s control), including the following:

•	market reaction to the announcement of the Merger, the issuance of shares of IRT common stock in connection with the Merger and the prospects of the Combined Company;

•	changes in the respective businesses, operations, assets, liabilities, financial position and prospects of IRT, TSRE or the Combined Company or in the market assessments thereof;

•	changes in the operating performance of IRT, TSRE or similar companies;

•	changes in market valuations of similar companies;

•	market assessments of the likelihood that the Merger will be completed;

•	changes in prevailing interest rates or other equity or debt financing terms, including changes that make IRT’s financing of the cash portion of the Merger Consideration more expensive than originally expected or render the TSRE acquisition dilutive to current IRT stockholders;

•	interest rates on debt investments available to investors, general market and economic conditions and other factors generally affecting the value of an investment in IRT common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which IRT and TSRE operate;

•	dissident stockholder activity;

•	changes that affect the commercial real estate market generally;

•	changes in the U.S. or global economy or capital, financial or securities markets generally; and

•	other factors beyond the control of IRT and TSRE, including those described or referred to elsewhere in this “Risk Factors” section.

Changes in the market price of shares of IRT common stock prior to the completion of the Merger will affect the market value of the stock portion of the Merger Consideration. The market price of a share of IRT common stock at the completion of the Merger may vary from its price on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus or on the date of IRT’s special meeting and TSRE’s special meeting. For example, based on the range of closing market prices of IRT common stock during the period from May 8, 2015, the last trading day before public announcement of the Merger, through July 30, 2015, the latest practicable trading day before the date of this joint proxy statement/prospectus, the Exchange Ratio of 0.4108 (which assumes that IRT does not elect to increase the cash portion of the Merger Consideration) represented a market value for the share portion of the Merger Consideration ranging from a low of $3.04 to a high of $3.70. Because the Merger will be completed after the date of the special meetings, at the time of your special meeting, you will not know the exact market price of the shares of IRT common stock that TSRE stockholders will receive upon completion of the Merger. You should therefore consider that:

•	If the market price of shares of IRT common stock increases between the date of the Merger Agreement or the date of the IRT and TSRE special meetings and the closing of the Merger, TSRE stockholders will receive shares of IRT common stock that have a market value upon completion of the Merger that is greater than the market value of such shares on the date of the Merger Agreement or the date of the special meetings, respectively.

•	If the market price of shares of IRT common stock declines between the date of the Merger Agreement or the date of the IRT and TSRE special meetings and the closing of the Merger, TSRE stockholders will receive shares of IRT common stock that have a market value upon completion of the Merger that is less than the market value of such shares on the date of the Merger Agreement or the date of the special meetings, respectively.

Therefore, while the number of shares of IRT common stock to be issued per share of TSRE common stock will not change based on the market price of IRT common stock, (i) IRT stockholders cannot be sure of the market value of the Merger Consideration that will be paid to TSRE stockholders upon completion of the Merger and (ii) TSRE stockholders cannot be sure of the market value of the Merger Consideration they will receive upon completion of the Merger.

Failure to complete the Merger could negatively impact the stock prices and the future business and financial results of both IRT and TSRE.

If the Merger is not completed, the ongoing businesses of IRT and TSRE could be adversely affected and each of IRT and TSRE may be subject to a variety of risks associated with the failure to complete the Merger, including the following:

•	TSRE being required, under certain circumstances, to pay to IRT a termination fee of $12.0 million or up to $5.0 million in expense reimbursement;

•	IRT being required, under certain circumstances, to pay to TSRE a reverse termination fee of $25.0 million or up to $5.0 million in expense reimbursement;

•	IRT and/or TSRE having to pay certain costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	diversion of IRT and TSRE management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

If the Merger is not completed, these risks could materially affect the business, financial results and stock prices of both IRT and TSRE. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 127 for more information regarding the specific circumstances under which terminations fees and expense reimbursements are payable.

The pendency of the Merger could adversely affect the business and operations of IRT and TSRE.

Prior to the effective time of the Company Merger, some tenants or vendors of each of IRT and TSRE may delay or defer decisions regarding whether to continue to do business with IRT or TSRE, as applicable, which could negatively affect the revenues, earnings, cash flows and expenses of IRT and TSRE, regardless of whether the Merger is completed. Similarly, current and prospective employees of IRT and TSRE may experience uncertainty about their future roles with the Combined Company following the Merger, which may materially adversely affect the ability of each of IRT and TSRE to attract and retain key personnel during the pendency of the Merger. In addition, due to operating restrictions in the Merger Agreement, each of IRT and TSRE may be unable, during the pendency of the Merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions, even if such actions would prove beneficial.

Some of the directors and executive officers of TSRE have interests in the Merger that are different from, or in addition to, those of the other TSRE stockholders.

Some of the directors and executive officers of TSRE have arrangements that provide them with interests in the Merger that are different from, or in addition to, those of the stockholders of TSRE generally. These interests include, among other things, a sizeable separation payment to certain executive officers if terminated upon, or following, consummation of the Merger and (ii) the entry into voting agreements and lock-up agreements by Senator and Monarch, which are each significant stockholders of TSRE and the employer of certain members of the TSRE Board. These interests, among other things, may influence or may have influenced the directors and executive officers of TSRE to support or approve the Merger. See “The Merger—Interests of TSRE’s Directors and Executive Officers in the Merger” beginning on page 105.

A pending purported class action lawsuit or other lawsuits could prevent or delay the consummation of the Merger and result in substantial costs.

Since the announcement of the Merger on May 11, 2015 through the date of this joint proxy statement/prospectus, a purported class action lawsuit has been filed by three stockholders of TSRE in Maryland state court seeking, among other things, compensatory damages. The plaintiffs assert claims of breach of fiduciary duty against the members of the TSRE Board and unjust enrichment against three members of the TSRE Board. It is possible that additional lawsuits may be filed against TSRE or IRT asserting similar or different claims, including seeking to enjoin the Merger. If the purported class action is further amended or other potential future lawsuits are filed, they could prevent or delay completion of the Merger and result in substantial costs to TSRE and/or IRT, including costs associated with the indemnification of directors. There can be no assurance that any of the defendants will prevail in the pending litigation or in any future litigation. The defense or settlement of any lawsuit or claim may adversely affect the Combined Company’s business, financial condition, or results of operations. See “Litigation Relating to the Merger” beginning on page 107 of this joint proxy statement/prospectus.

The Combined Company’s operating results after the Merger may materially differ from the pro forma information presented in this joint proxy statement/prospectus.

The Combined Company’s operating results after the Merger may be materially different from those shown in the pro forma information presented in this joint proxy statement/prospectus, which represents only a combination of IRT’s historical results with those of TSRE. The Merger, financing and transaction costs related to the Merger could be higher or lower than currently estimated, depending on how difficult it will be to integrate IRT’s business with that of TSRE. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 157.

Risk Factors Relating to the Combined Company Following the Merger

Risks Related to the Combined Company’s Operations

The Combined Company expects to incur substantial expenses related to the Merger.

The Combined Company expects to incur substantial expenses in connection with completing the Merger and integrating the business, operations, networks, systems, technologies, policies and procedures of TSRE with those of IRT. There are several systems that must be integrated, including accounting and finance and asset management. While IRT has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of the Combined Company’s integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the Merger could, particularly in the near term, exceed the savings that the Combined Company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the Merger.

Following the Merger, the Combined Company may be unable to integrate the businesses of IRT and TSRE successfully and realize the anticipated synergies and other benefits of the Merger or do so within the anticipated timeframe.

The Merger involves the combination of two companies that currently operate as independent public companies. The Combined Company is expected to benefit from the elimination of duplicative costs associated with supporting a public company platform and the leveraging of state of the art technology and systems. These savings are expected to be realized upon full integration, which is expected to occur over the 12-month period following the closing of the Merger. However, the Combined Company will be required to devote significant management attention and resources to integrating the business practices and operations of IRT and TSRE. Potential difficulties the Combined Company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of IRT and TSRE in a manner that permits the Combined Company to achieve the cost savings anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized in the timeframe currently anticipated or at all;

•	the complexities associated with managing the combined businesses out of several different locations and integrating personnel from the two companies;

•	the additional complexities of combining two companies with different histories, cultures, markets and tenant bases;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

For all these reasons, it is possible that the integration process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in the Combined Company’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the Combined Company to maintain relationships with tenants, vendors and employees or to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the Combined Company.

The Combined Company’s anticipated level of indebtedness will increase upon completion of the Merger, which will increase the related risks IRT now faces.

In connection with the Merger, the Combined Company may assume certain indebtedness of TSRE and will be subject to increased risks associated with debt financing, including an increased risk that the Combined Company’s cash flow could be insufficient to meet required payments on its debt. At March 31, 2015, IRT had indebtedness of $422.6 million, which consisted entirely of outstanding mortgage debt. Taking into account IRT’s existing indebtedness, additional indebtedness IRT will incur in connection with obtaining the financing necessary to consummate the Merger, and the assumption of certain of TSRE’s indebtedness in the Merger, the Combined Company’s pro forma consolidated indebtedness as of March 31, 2015, after giving effect to the Merger, would be approximately $1,000.6 million, all of which would be secured, consisting of $276.6 million of borrowings under the KeyBank Senior Facility, $120.0 million of borrowings under the KeyBank Interim Facility, and $604.0 million of mortgage debt.

The Combined Company’s increased indebtedness could have important consequences to holders of its common stock, including TSRE stockholders who receive IRT common stock in the Merger, including:

•	increasing the Combined Company’s vulnerability to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness.

In addition, if the Combined Company defaults under any of its outstanding loans, it will automatically be in default under any other loan that has cross-default provisions, and it may lose the properties securing these loans.

The future results of the Combined Company will suffer if the Combined Company is unable to effectively manage its expanded operations following the Merger.

Following the Merger, the Combined Company will have an expanded portfolio and operations and may continue to expand its operations through additional acquisitions and other strategic transactions. As a result, the

Combined Company will face competition for tenants in additional markets, may face new challenges in attracting and retaining such tenants and will likely compete with more investors for acquisition opportunities. The future success of the Combined Company will depend, in part, upon its ability to attract and retain tenants in these new markets, manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations and costs, and maintain necessary internal controls. The Combined Company cannot assure you that it will be able to maintain current rents and occupancy at the properties it acquires, that expansion or acquisition opportunities will be successful, or that the Combined Company will realize any expected revenue enhancements or other benefits from such transactions.

Counterparties to certain significant agreements with IRT or TSRE may exercise contractual rights under such agreements in connection with the Merger.

IRT and TSRE are each party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate the applicable agreement. Under some such agreements, the Merger will constitute a change in control and, therefore, the counterparty may exercise certain rights under the applicable agreement upon the closing of the Merger. Certain TSRE leases, management and service contracts, and debt obligations contain such provisions, and certain agreements between IRT and its lenders also contain such provisions. Any such counterparty may request modifications of their respective agreements as a condition to granting a waiver or consent under their agreement. There can be no assurances that such counterparties will not exercise their rights under these agreements, including termination rights where available, or that the exercise of any such rights under, or modification of, these agreements will not adversely affect the business or operations of the Combined Company.

Risks Related to an Investment in the Combined Company’s Common Stock

The market price of the Combined Company’s common stock may decline as a result of the Merger.

The market price of the Combined Company’s common stock may decline as a result of the Merger if the Combined Company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the Merger on the Combined Company’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Merger, IRT stockholders and TSRE stockholders will own interests in a Combined Company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders of IRT and TSRE may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their shares of the Combined Company’s common stock. If, following the effective time of the Company Merger, large amounts of the Combined Company’s common stock are sold, the price of the Combined Company’s common stock could decline.

The Combined Company cannot assure you that it will be able to continue paying dividends at or above the rate currently paid by IRT and TSRE.

The stockholders of the Combined Company may not receive dividends at the same rate they received dividends as stockholders of IRT or TSRE following the Merger for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such dividends due to changes in the Combined Company’s cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change IRT’s current dividend practices at any time and for any reason;

•	IRT historically has paid monthly dividends on shares of its common stock while TSRE historically has paid quarterly dividends on shares of its common stock;

•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and

•	the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to dividends that have not previously been declared by the Combined Company’s board of directors.

The Combined Company may need to incur additional indebtedness in the future.

In connection with executing the Combined Company’s business strategy following the Merger, the Combined Company expects to evaluate the possibility of acquiring additional properties and making strategic investments, and the Combined Company may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions; limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

The market price of shares of the common stock of the Combined Company may be affected by factors different from those affecting the price of shares of IRT common stock or TSRE common stock before the Merger.

Following the Merger, the results of operations of the Combined Company, as well as the market price of the common stock of the Combined Company, may be affected by other factors in addition to those currently affecting IRT’s or TSRE’s results of operations and the market prices of IRT common stock and TSRE common stock. These factors include:

•	a greater number of shares of the Combined Company common stock outstanding as compared to the number of currently outstanding shares of IRT common stock;

•	different stockholders; and

•	different assets and capitalizations.

Accordingly, the historical market prices and financial results of IRT and TSRE may not be indicative of these matters for the Combined Company after the Merger. For a discussion of the businesses of IRT and TSRE and certain risks to consider in connection with investing in those businesses, see the documents incorporated by reference by IRT and TSRE into this joint proxy statement/prospectus referred to under See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

After the Merger is completed, TSRE stockholders who receive shares of the Combined Company’s common stock in the Merger will have different rights that may be less favorable than their current rights as TSRE stockholders.

After the closing of the Merger, TSRE stockholders who receive shares of the Combined Company’s common stock in the Merger will have different rights than they currently have as TSRE stockholders. For a detailed discussion of the significant differences between the current rights as a stockholder of TSRE and the rights as a stockholder of the Combined Company following the Merger, see “Comparison of Rights of Stockholders of IRT and Stockholders of TSRE” beginning on page 168.

The Combined Company may incur adverse tax consequences if IRT or TSRE has failed, or if the Combined Company fails, to continue to qualify as a REIT for U.S. federal income tax purposes.

Each of IRT and TSRE has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code, and each intends to continue to do so through the time of the Merger, and the Combined Company intends to continue operating in such a manner following the Merger. None of IRT, TSRE or the Combined Company has requested or plans to request a ruling from the Internal Revenue Service (“IRS”) that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of IRT, TSRE or the Combined Company, as the case may be, may affect any such company’s ability to qualify as a REIT. In order to qualify as a REIT, each of IRT, TSRE and the Combined Company must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. In addition, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If any of IRT, TSRE or the Combined Company loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•	such company would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	such company could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;

•	unless such company is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•	for up to ten years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, such company could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

The Combined Company will inherit any liability with respect to unpaid taxes of IRT or TSRE for any periods prior to the Company Merger. In addition, under the “investment company” rules under Section 368 of the Code, if both IRT and TSRE are “investment companies” under such rules (without regard to their REIT status), the failure of either IRT or TSRE to qualify as a REIT could cause the Company Merger to be taxable to IRT or TSRE, respectively, and its stockholders. As a result of all these factors, IRT’s, TSRE’s or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and raise capital, and would materially adversely affect the value of its stock. In addition, for years in which the Combined Company does not qualify as a REIT, it will not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if each of IRT, TSRE and the Combined Company has, as the case may be, qualified and continues to qualify as a REIT, the Combined Company may be subject to U.S. federal, state, or other taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. In addition, the Combined Company may not be able to make sufficient distributions to avoid income and excise taxes applicable to REITs. Alternatively, the Combined Company may decide to retain income it earns from the sale or other disposition of its property and pay income tax directly on such income. In that event, the Combined Company’s stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, might not have any benefit from their deemed payment of such tax liability. The Combined Company and its subsidiaries may also be subject to U.S. federal taxes other than U.S. federal income taxes, as well as state and local taxes (such as state and local income and property taxes), either directly or at the level of its operating partnership, or at the level of the other companies through which the Combined Company indirectly owns its assets. Any U.S. federal or state taxes the Combined Company (or any of its subsidiaries) pays will reduce cash available for distribution by the Combined Company to stockholders. See “Material U.S. Federal Income Tax Consequences” beginning on page 134.

The Merger may not be consummated if it would fail to qualify as a reorganization.

If the closing price of IRT common stock as of the trading day immediately prior to the closing date of the Company Merger would cause the Per Share Cash Amount to be greater than 60% of the value of the total Merger Consideration to be received by the TSRE stockholders in the Merger, the Company Merger would not qualify as a reorganization within the meaning of Section 368(a) of the Code. Were this to occur, certain conditions to the closing of the Merger would not be satisfied and the Company Merger would not occur unless the parties submitted to their respective stockholders a request for the waiver of such conditions. The Merger Agreement does not require any party to request such a waiver.

IRT and TSRE face other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the Merger, the Combined Company will face various other risks, including those discussed in reports filed by IRT and TSRE with the SEC. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which IRT and TSRE operate and beliefs of, and assumptions made by, IRT management and TSRE management and involve uncertainties that could significantly affect the financial results of IRT, TSRE or the Combined Company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving IRT and TSRE, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that IRT and TSRE expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT and TSRE believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT and TSRE can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the inability to complete the Merger or failure to satisfy other conditions to completion of the Merger;

•	the inability to complete the Merger within the expected time period or at all, including due to the failure to obtain the IRT stockholder approval, the TSRE stockholder approval or the failure to satisfy other conditions to completion of the Merger;

•	risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger;

•	the effect of the announcement of the proposed Merger on IRT’s or TSRE’s relationships with their respective customers, tenants, lenders, operating results and businesses generally;

•	the ability of IRT to obtain funding to finance the cash portion of the Merger Consideration;

•	each of IRT’s and TSRE’s success, or the success of the Combined Company, in implementing its business strategy and its ability to identify, underwrite, finance, consummate and integrate acquisitions or investments;

•	changes in national, regional and local economic climates;

•	changes in financial markets and interest rates, or to the business or financial condition of IRT, TSRE or the Combined Company or their respective businesses;

•	the nature and extent of future competition;

•	each of IRT’s and TSRE’s ability, or the ability of the Combined Company, to pay down, refinance, restructure and/or extend its indebtedness as it becomes due;

•	the ability and willingness of IRT, TSRE and the Combined Company to maintain its qualification as a REIT;

•	availability to IRT, TSRE and the Combined Company of financing and capital;

•	the performance of TSRE’s, IRT’s and the Combined Company’s portfolio;

•	the impact of any financial, accounting, legal or regulatory issues or litigation that may affect IRT, TSRE or the Combined Company;

•	risks associated with acquisitions, including the integration of the combined companies’ businesses; and

•	those additional risks and factors discussed in reports filed with the SEC by IRT and TSRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q.

Should one or more of the risks or uncertainties described above or elsewhere in this joint proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus.

All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that IRT, TSRE or persons acting on their behalf may issue.

Neither IRT nor TSRE undertakes any duty to update any forward-looking statements appearing in this joint proxy statement/prospectus except as may be required by applicable law.

THE COMPANIES

Independence Realty Trust, Inc.

IRT is a Maryland corporation that has elected to be taxed as a REIT under the Code. IRT conducts its business through a traditional UPREIT structure in which IRT’s properties are owned by IROP directly or through subsidiaries. IRT is the sole general partner of IROP. Substantially all of IRT’s assets are held by, and substantially all of IRT’s operations are conducted through, IROP. IRT owns apartment properties in geographic submarkets that it believes support strong occupancy and have the potential for growth in rental rates.

IRT is externally advised by the Advisor, a wholly-owned subsidiary of RAIT, pursuant to an advisory agreement and subject to the oversight of the IRT Board. The Advisor is responsible for managing IRT’s day-to-day business operations and identifying properties for IRT to acquire.

RAIT Residential, the property manager, for IRT’s properties, is a full-service apartment property management company that, as of March 31, 2015, employed approximately 420 staff and professionals and manages approximately 16,000 apartment units. RAIT Residential provides services to IRT in connection with the rental, leasing, operation and management of IRT’s properties.

IRT common stock is listed on the NYSE MKT, trading under the symbol “IRT.”

IRT was incorporated in the state of Maryland in 2009. IRT’s principal executive offices are located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104, and its telephone number is (215) 243-9000.

OP Merger Sub, a direct wholly-owned subsidiary of IROP, is a Delaware limited liability company formed on May 8, 2015 for the purpose of entering into the Merger Agreement. OP Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

IRT LP LLC, a direct wholly-owned subsidiary of IRT, is a Delaware limited liability company. IRT LP LLC is a holding company that holds 100 IROP Units.

Additional information about IRT and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

Trade Street Residential, Inc.

TSRE is a Maryland corporation that has elected to be taxed as a REIT under the Code. TSRE conducts its business through an UPREIT structure in which TSRE’s properties are owned by TSR OP directly or through subsidiaries. TSRE is a full service, vertically integrated, self-administered and self-managed corporation incorporated in the state of Maryland in 2012, to acquire, own, operate and manage conveniently located, garden-style and mid-rise apartment communities in mid-sized cities and suburban submarkets of larger cities primarily in the southeastern United States and Texas. As of March 31, 2015, TSRE owned and operated 19 apartment communities containing 4,989 apartment units in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee and Texas. TSRE’s apartment communities are characterized by attractive features including substantial landscaping, well-maintained exteriors and high quality interior finishes, and amenities such as swimming pools, clubhouses and fitness facilities and controlled-access gated entrances.

TSRE common stock is listed on the NASDAQ Global Market, trading under the symbol “TSRE.”

TSRE’s principal executive offices are located at 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180, and its telephone number is (786) 248-5200.

Additional information about TSRE and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” on page 173.

The Combined Company

References to the Combined Company are to IRT after the effective time of the Company Merger. The Combined Company will be named “Independence Realty Trust, Inc.” and will be a Maryland corporation. The Combined Company will be a leading regional market multifamily platform. The Combined Company is expected to have a pro forma equity market capitalization of approximately $422.1 million and a pro forma total market capitalization of $1.4 billion, each as of March 31, 2015 and based on the closing price of IRT common stock of $8.57 per share on May 8, 2015. The Combined Company’s asset base will consist primarily of approximately 14,044 multifamily units in 50 properties in 24 geographic markets.

The business of the Combined Company will be operated through IROP and its subsidiaries, which, after completion of the Merger, will include TSR OP.

The common stock of the Combined Company will continue to be listed on the NYSE MKT, trading under the symbol “IRT.”

The Combined Company’s principal executive offices will be located at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania, and its telephone number will be (215) 243-9000.

DESCRIPTION OF IRT CAPITAL STOCK

The following discussion is a summary of the terms of the capital stock of IRT and should be read in conjunction with “Comparison of Rights of Stockholders of IRT and Stockholders of TSRE” beginning on page 168. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to relevant provisions of Maryland law, the IRT charter and the IRT bylaws. You are urged to read those documents carefully. Copies of the IRT charter and the IRT bylaws are incorporated by reference as exhibits to the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and will be sent to stockholders of IRT and TSRE upon request. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

General

IRT is authorized to issue 350,000,000 shares of stock, consisting of 300,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. The IRT charter authorizes the IRT Board, with the approval of a majority of the entire IRT Board and without any action on the part of IRT’s stockholders, subject to any preferential rights of any class or series of preferential stock, to amend the IRT charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series. As of the IRT Record Date, IRT had 31,933,217 outstanding shares of common stock and no outstanding shares of preferred stock. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

All shares of IRT common stock that may be issued in connection with the Merger will be duly authorized, validly issued, fully paid and non-assessable. Holders of IRT common stock:

•	are entitled to receive distributions as authorized by the IRT Board and declared by IRT out of legally available funds;

•	in the event of any voluntary or involuntary liquidation or dissolution of IRT, are entitled to share ratably in the distributable assets of IRT remaining after satisfaction of the prior preferential rights of any outstanding preferred stock and the satisfaction of all of IRT’s debts and liabilities; and

•	do not have preference, conversion, exchange, sinking fund, redemption rights or preemptive rights to subscribe for any of IRT’s securities and generally have no appraisal rights unless the IRT Board determines that appraisal rights apply, with respect to all or any classes or series of shares, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights.

Shares of IRT common stock will be held in uncertificated form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to effect a transfer.

Stockholder Voting

Except as otherwise provided, all shares of common stock will have equal voting rights. Because stockholders do not have cumulative voting rights, holders of a majority of the outstanding shares of IRT common stock can elect the entire IRT Board. The voting rights per share of IRT equity securities issued in the future will be established by the IRT Board.

Under Maryland law and the IRT charter, IRT generally may not, without the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter:

•

amend the IRT charter, except to increase or decrease the number of authorized shares of stock of any class or series or the aggregate number of authorized shares of stock, change its name, change the name or other designation or the par value of any class or series of stock, change the aggregate par value of IRT stock or effect certain reverse stock splits;

•	sell all or substantially all of its assets other than in the ordinary course of its business;

•	cause a merger, conversion or consolidation of the company;

•	effect a statutory share exchange; or

•	dissolve the company.

Each stockholder entitled to vote on a matter may do so at a meeting in person or by proxy directing the manner in which he or she desires that his or her vote be cast or without a meeting by a consent in writing or by electronic transmission. Any proxy must be filed with IRT’s secretary before or at the meeting at which the vote is taken. Pursuant to Maryland law, the IRT charter and the IRT bylaws, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) by the unanimous consent in writing or by electronic transmission of each stockholder entitled to vote on the matter or (b) if the action is advised and submitted for stockholder approval by the IRT Board, by a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting. The IRT bylaws and Maryland law require IRT to provide notice of any action taken by less than unanimous written consent to each stockholder not later than ten days after the effective time of such action.

Restrictions on Ownership and Transfer

In order to maintain its qualification as a REIT, IRT must meet several requirements concerning the ownership of outstanding IRT capital stock. Specifically, no more than 50% in value of outstanding IRT capital stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning the Combined Company’s stock), as defined in the Code to include specified private foundations, employee benefit plans and trusts, and charitable trusts, at all times during the last half of a taxable year. Moreover, 100 or more persons must own the outstanding shares of IRT capital stock during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

Because the IRT Board believes it is essential for IRT to continue to qualify as a REIT and for other corporate purposes, the IRT charter, subject to the exceptions described below, provides that no person may beneficially or constructively own more than 9.8% in value of the aggregate of the outstanding shares of IRT stock and 9.8%, in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of IRT capital stock, including IRT common stock.

The IRT charter provides for certain circumstances where the IRT Board, in its sole discretion, may except a holder of IRT capital stock (prospectively or retroactively) from the 9.8% ownership limitation and impose other limitations and restrictions on ownership. The IRT Board has granted such an exception for RAIT. Additionally, the IRT charter prohibits, subject to the exceptions described below, any transfer of capital stock that would:

•	result in IRT capital stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution;

•	result in IRT being “closely held” under U.S. federal income tax laws (regardless of whether the ownership interest is held during the last half of a taxable year);

•	cause IRT to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of IRT’s real property; or

•	cause IRT to fail to qualify, under U.S. federal income tax laws or otherwise, as a REIT.

Any attempted transfer of IRT capital stock which, if effective, would result in IRT capital stock being beneficially owned by fewer than 100 persons, will be null and void, with the intended transferee acquiring no rights in such shares of capital stock, and any other prohibited transfer of shares of IRT capital stock described above will result in the number of shares that would cause such person to violate the above restrictions (rounded up to the nearest whole share) to be designated as shares-in-trust and transferred automatically to a trust effective at the close of business on the business day before the purported transfer of such shares. IRT will designate the trustee, but the trustee will not be affiliated with IRT and any prohibited owner. The beneficiary of the trust will be one or more nonprofit organizations that are named by IRT and whose beneficial ownership does not violate any of the ownership restrictions set forth above. If the transfer to the trust would not be effective for any reason to prevent a violation of the limitations on ownership and transfer, then the shares will be transferred to that number of trusts, each having a distinct trustee and a charitable beneficiary or beneficiaries that are distinct from those of the other trust, such that there will not be a violation of the above ownership restrictions.

Shares-in-trust will remain shares of issued and outstanding capital stock and will be entitled to the same rights and privileges as all other stock of the same class or series. The trust will receive all dividends and other distributions on the shares-in-trust and will hold such dividends or other distributions in trust for the benefit of the beneficiary. The trustee will vote all shares-in-trust and, subject to Maryland law, will have the authority to rescind as void any vote cast by the prohibited owner prior to IRT’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. However, if IRT has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from IRT that shares of IRT capital stock have been transferred to the trust, the trustee will sell the shares held by the trust to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the beneficiary as follows:

The prohibited owner will receive from the trust the lesser of:

•	the price per share such prohibited owner paid for the shares of capital stock that were designated as shares-in-trust or, if the prohibited owner did not give value for the shares (such as in the case of a devise or gift), the market price per share on the date of the event causing the shares to be held as shares-in-trust; or

•	the price per share received by the trust from the sale of such shares-in-trust.

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. The trust will immediately distribute to the beneficiary any amounts received by the trust in excess of the amounts to be paid to the prohibited owner. If, prior to IRT’s discovery that shares of IRT capital stock have been transferred to the trust, the shares are sold by the prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for the shares that exceeds the amount such prohibited owner was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the shares-in-trust will be deemed to have been offered for sale to IRT, or IRT’s designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gift or devise, the market price per share on the date of the gift or devise; or

•	the market price per share on the date that IRT, or IRT’s designee, accepts such offer.

IRT may reduce the amount payable to the prohibited owner by the amount of dividends and other distributions which have been paid to the prohibited owner and are owed by the prohibited owner to the trustee. IRT may pay the amount of such reduction to the trustee for the benefit of the beneficiary. IRT will have the right to accept such offer until the trustee has sold such shares-in-trust. Upon a sale to IRT, the interest of the beneficiary in the shares sold will terminate and the trustee shall distribute the net proceeds to the prohibited owner.

Any person who owns, directly or indirectly, more than 5%, or such lower percentages as required under the Code, of the outstanding shares of IRT capital stock must, within 30 days of the end of each taxable year, provide to IRT a written statement or affidavit stating such person’s name and address, the number of shares of capital stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect stockholder must provide IRT such additional information as it may request in order to determine the effect, if any, of such ownership on IRT’s status as a REIT and to ensure compliance with the ownership limit.

The IRT Board may exempt a person (prospectively or retroactively) from the ownership limit or establish or increase an excepted holder limit for such person and may also increase the ownership limit for one or more persons and decrease the ownership limit for all other persons.

The restrictions on ownership and transfer described above will continue to apply until the IRT Board determines that it is no longer in the best interests of IRT to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required for REIT qualification.

The ownership limit in the IRT charter may have the effect of delaying, deferring or preventing a takeover or other transaction or change in control of IRT that might involve a premium price for your shares or otherwise be in your interest as a stockholder.

Transfer Agent

The transfer agent for the IRT common stock is American Stock Transfer & Trust Company, LLC.

No Stockholder Rights Plan

IRT currently does not have a stockholder rights plan.

Listing

IRT common stock is listed and traded on the NYSE MKT under the symbol “IRT.” It is a condition to the consummation of the Merger that the shares of IRT common stock to be issued in connection with the Merger be approved for listing on the NYSE MKT, subject to official notice of issuance.

THE IRT SPECIAL MEETING

Date, Time, Place and Purpose of IRT’s Special Meeting

The special meeting of the stockholders of IRT will be held at IRT’s offices at the Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104 on September 15, 2015, commencing at 9:00 a.m., local time. The purpose of the IRT special meeting is:

(i)	to consider and vote on a proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger); and

(ii)	to consider and vote on a proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

Recommendation of the IRT Board

The IRT Board has unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of IRT and its stockholders, (ii) approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) authorized and approved the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). The IRT Board unanimously recommends that IRT stockholders vote FOR the proposal to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), and FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Company Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). For the reasons for this recommendation, see “The Merger—Recommendation of IRT Board and Its Reasons for the Merger” beginning on page 78.

IRT Record Date; Who Can Vote at the IRT Special Meeting

Only holders of record of IRT common stock at the close of business on July 8, 2015, the IRT Record Date, are entitled to notice of, and to vote at, the IRT special meeting and any adjournment or postponement of the IRT special meeting. As of the IRT Record Date, there were 31,933,217 shares of IRT common stock outstanding and entitled to vote at the IRT special meeting, held by approximately 35 stockholders of record.

Each share of IRT common stock owned on the IRT Record Date is entitled to one vote on each proposal at the IRT special meeting.

Vote Required for Approval; Quorum

Approval of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of at least a majority of all votes cast on such proposal. Approval of the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) requires the affirmative vote of at least a majority of all votes cast on such proposal.

IRT’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter will constitute a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the IRT special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum. Abstentions will have no effect on either (i) the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) or (ii) the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). Broker non-votes, if any, will have no effect on either the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) or the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock to TSRE stockholders in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). Because there are no discretionary (or routine) matters to be voted on at the IRT special meeting, IRT does not expect to receive any broker non-votes.

Manner of Submitting Proxy

IRT stockholders may submit their votes for or against the proposals submitted at the IRT special meeting in person or by proxy. IRT stockholders may be able to submit a proxy in the following ways:

•	Internet. IRT stockholders may submit a proxy over the Internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to submit a proxy.

•	Telephone. IRT stockholders may submit a proxy using the toll-free number listed on their proxy card or voting instruction card.

•	Mail. IRT stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

IRT stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The internet and telephone facilities available to record holders will close at 11:59 p.m. Eastern Time on September 14, 2015.

The method by which IRT stockholders submit a proxy will in no way limit their right to vote at the IRT special meeting if they later decide to attend the IRT special meeting and vote in person. If shares of IRT common stock are held in the name of a broker or other nominee, IRT stockholders must obtain a legal proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at the IRT special meeting.

All shares of IRT common stock entitled to vote and represented by properly completed proxies received prior to the IRT special meeting, and not revoked, will be voted at the IRT special meeting as instructed on the proxies. If IRT stockholders of record return properly executed proxies but do not indicate how their shares of IRT common stock should be voted on a proposal, the shares of IRT common stock represented by their properly executed proxy will be voted as the IRT Board recommends and, therefore, FOR the proposal to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), and FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

Shares Held in “Street Name”

If IRT stockholders hold shares of IRT common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If IRT stockholders hold shares of IRT common stock in an account of a broker or other nominee and attend the IRT special meeting, they should bring a legal proxy from their broker or other nominee authorizing them to vote.

Shares of IRT common stock held by brokers and other nominees will be present for purposes of determining a quorum but will NOT be voted unless such IRT stockholders instruct such brokers or other nominees how to vote.

Revocation of Proxies or Voting Instructions

IRT stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the IRT special meeting by:

•	submitting notice in writing to IRT’s Corporate Secretary at Independence Realty Trust, Inc., Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104, Attn: Secretary that you are revoking your proxy;

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the internet; or

•	voting in person at the IRT special meeting.

Attending the IRT Special Meeting Without Voting Will Not Revoke Your Proxy

IRT stockholders who hold shares of IRT common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of Votes

IRT will appoint an Inspector of Election for the IRT special meeting to tabulate votes and abstentions.

Solicitation of Proxies

The solicitation of proxies from IRT stockholders is made on behalf of the IRT Board. IRT will pay the cost of soliciting proxies from IRT stockholders. IRT’s directors, officers and employees, as well as the Advisor and RAIT, may solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to IRT’s directors, officers or employees, the Advisor or RAIT for such services. IRT also has engaged D.F. King to assist it in the solicitation of proxies for the IRT special meeting, and IRT estimates it will pay D.F. King a fee of approximately $8,500. IRT has also agreed to reimburse D.F. King for reasonable and documented out-of-pocket expenses incurred in connection with the proxy solicitation and to indemnify D.F. King against certain claims, costs, damages, liabilities, judgments and expenses.

In accordance with the regulations of the SEC and NYSE MKT, IRT also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of IRT common stock.

PROPOSALS SUBMITTED TO IRT STOCKHOLDERS

Stock Issuance Proposal

(Proposal 1 on the IRT Proxy Card)

IRT stockholders are asked to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

Pursuant to the Merger Agreement, approval of this proposal is a condition to the closing of the Merger. If the proposal is not approved, the Merger will not be completed.

IRT is requesting that IRT stockholders approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). Approval of the proposal to approve the issuance of IRT common stock in the Merger requires the affirmative vote of a majority of all votes cast at the IRT special meeting.

Recommendation of the IRT Board

The IRT Board unanimously recommends that IRT stockholders vote FOR the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

IRT Adjournment Proposal

(Proposal 2 on the IRT Proxy Card)

The IRT special meeting may be adjourned one or more times to another date, time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). If, at the IRT special meeting, the number of shares of IRT common stock present in person or represented by proxy and voting in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) is insufficient to approve the proposal, IRT intends to move to adjourn the IRT special meeting in order to enable the IRT Board to solicit additional proxies for approval of the proposal.

IRT is asking IRT stockholders to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). Approval of this proposal requires the affirmative vote of a majority of all votes cast at the IRT special meeting.

Recommendation of the IRT Board

The IRT Board unanimously recommends that IRT stockholders vote FOR the proposal to approve one or more adjournments of the IRT special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

Other Business

At this time, IRT does not intend to bring any other matters before the IRT special meeting, and IRT does not know of any matters to be brought before the IRT special meeting by others. If, however, any other matters properly come before the IRT special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at the IRT special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the discretion of such persons or such substitutes on any such matter.

THE TSRE SPECIAL MEETING

Date, Time, Place and Purpose of the TSRE Special Meeting

The special meeting of the stockholders of TSRE will be held at the 8th Floor Conference Room at 19950 West Country Club Drive, Aventura, Florida 33180 on September 15, 2015, commencing at 10:00 a.m., local time. The purpose of the TSRE special meeting is:

1.	to consider and vote on a proposal to approve the Company Merger and other transactions contemplated by the Merger Agreement; and

2.	to consider and vote on a proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and other transactions contemplated by the Merger Agreement.

Recommendation of the TSRE Board

The TSRE Board has (i) determined that the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement, are advisable and in the best interests of TSRE and its stockholders and (ii) approved the Merger Agreement and authorized the performance by TSRE thereunder. The TSRE Board recommends that TSRE stockholders vote FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. For the reasons for this recommendation, see “The Merger—Recommendation of TSRE Board and Its Reasons for the Merger” beginning on page 81.

TSRE Record Date; Who Can Vote at the TSRE Special Meeting

Only holders of record of TSRE common stock at the close of business on July 8, 2015, the TSRE Record Date, are entitled to notice of, and to vote at, the TSRE special meeting and any adjournment or postponement of the TSRE special meeting. As of the TSRE Record Date, there were 36,799,570 shares of TSRE common stock outstanding and entitled to vote at the TSRE special meeting, held by approximately 42 stockholders of record.

Each share of TSRE common stock owned on TSRE’s record date is entitled to one vote on each proposal at the TSRE special meeting.

Vote Required for Approval; Quorum

Approval of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TSRE common stock entitled to vote on such proposal. Approval of the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement each requires the affirmative vote of a majority of the votes cast on such proposal.

TSRE’s bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast constitutes a quorum at a meeting of its stockholders. Shares that are voted and shares abstaining from voting are treated as being present at the TSRE special meeting for purposes of determining whether a quorum is present.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes, if any, will be counted in determining the presence of a quorum, but will have the same effect as votes cast AGAINST the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. However, abstentions and broker non-votes, if any, will have no effect on the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. Because there are no discretionary (or routine) matters to be voted on at the TSRE special meeting, TSRE does not expect to receive any broker non-votes.

Manner of Submitting Proxy

TSRE stockholders may submit their votes for or against the proposals submitted at the TSRE special meeting either in person or by proxy. TSRE stockholders may submit a proxy in the following ways:

•	Internet. TSRE stockholders may submit a proxy over the internet by going to the website listed on their proxy card or voting instruction card. Once at the website, they should follow the instructions to submit a proxy.

•	Telephone. TSRE stockholders may submit a proxy using the toll-free number listed on their proxy card or voting instruction card.

•	Mail. TSRE stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed postage-paid envelope provided.

TSRE stockholders should refer to their proxy cards or the information forwarded by their broker or other nominee to see which options are available to them.

The internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The internet and telephone facilities available to record holders will close at 11:59 p.m. Eastern Time on September 14, 2015.

The method by which TSRE stockholders submit a proxy will in no way limit their right to vote at the TSRE special meeting if they later decide to attend the TSRE special meeting and vote in person. If shares of TSRE common stock are held in the name of a broker or other nominee, TSRE stockholders must obtain a proxy, executed in their favor, from the broker or other nominee, to be able to vote in person at the TSRE special meeting.

All shares of TSRE common stock entitled to vote and represented by properly completed proxies received prior to the TSRE special meeting, and not revoked, will be voted at the TSRE special meeting as instructed on the proxies. If TSRE stockholders of record return properly executed proxies but do not indicate how their shares of TSRE common stock should be voted on a proposal, the shares of TSRE common stock represented by their properly executed proxy will be voted as the TSRE Board recommends and therefore, FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. If a TSRE stockholder does not provide voting instructions to their broker or other nominee, it will have the same effect as a vote cast AGAINST the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and will have no effect on the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Shares Held in “Street Name”

If TSRE stockholders hold shares of TSRE common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.

If TSRE stockholders hold shares of TSRE common stock in an account of a broker or other nominee and attend the TSRE special meeting, they should bring a legal proxy from their broker or other nominee authorizing them to vote.

If a TSRE stockholder does not provide voting instructions to their broker or other nominee, it will have the same effect as a vote cast AGAINST the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement and will have no effect on the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Revocation of Proxies or Voting Instructions

TSRE stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the TSRE special meeting by:

•	submitting notice in writing to TSRE’s Corporate Secretary at Trade Street Residential, Inc., 19950 West Country Club Drive, Aventura, Florida 33180, Attn: Secretary that you are revoking your proxy;

•	executing and delivering a later-dated proxy card or submitting a later-dated proxy by telephone or on the internet; or

•	voting in person at the TSRE special meeting.

Attending the TSRE Special Meeting Without Voting Will Not Revoke Your Proxy.

TSRE stockholders who hold shares of TSRE common stock in an account of a broker or other nominee may revoke their voting instructions by following the instructions provided by their broker or other nominee.

Tabulation of Votes

TSRE will appoint an Inspector of Election for the TSRE special meeting to tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies

The solicitation of proxies from TSRE stockholders is made on behalf of the TSRE Board. TSRE will pay the cost of soliciting proxies from TSRE stockholders. Directors, officers and employees of TSRE may solicit proxies on behalf of TSRE in person or by telephone, facsimile or other means, but will not receive any additional compensation for doing so. TSRE has not engaged a third-party proxy solicitor to assist in the solicitation of proxies for the TSRE special meeting.

In accordance with the regulations of the SEC and NASDAQ, TSRE also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of TSRE common stock.

PROPOSALS SUBMITTED TO TSRE STOCKHOLDERS

Company Merger Proposal

(Proposal 1 on the TSRE Proxy Card)

TSRE stockholders are asked to approve the Company Merger and the other transactions contemplated by the Merger Agreement. For a summary and detailed information regarding this proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement, see the information about the Merger Agreement and the Merger throughout this joint proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 65 and “The Merger Agreement” beginning on page 110. A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus.

Pursuant to the Merger Agreement, approval of this proposal is a condition to the closing of the Merger. If the proposal is not approved, the Merger will not be completed even if the other proposals related to the Merger are approved.

TSRE is requesting that TSRE stockholders approve the Company Merger and the other transactions contemplated by the Merger Agreement. Approval of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of TSRE common stock entitled to vote on such proposal.

Recommendation of the TSRE Board

The TSRE Board has (i) determined that the Merger, the Merger Agreement, and the other transactions contemplated thereby, are advisable and in the best interests of TSRE and its stockholders, and (ii) approved the Merger Agreement and authorized the performance by TSRE thereunder. The TSRE Board recommends that TSRE stockholders vote FOR the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

TSRE Adjournment Proposal

(Proposal 2 on the TSRE Proxy Card)

The TSRE special meeting may be adjourned one or more times to another date, time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

If, at the TSRE special meeting, the number of shares of TSRE common stock present or represented by proxy and voting in favor of the Company Merger proposal is insufficient to approve the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement, TSRE intends to move to adjourn the TSRE special meeting in order to enable the TSRE Board to solicit additional proxies for approval of the proposal.

TSRE is requesting that TSRE stockholders approve one or more adjournments of the TSRE special meeting, to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement. Approval of this proposal requires the affirmative vote of a majority of the votes cast at the TSRE special meeting.

Recommendation of the TSRE Board

The TSRE Board recommends that TSRE stockholders vote FOR the proposal to approve one or more adjournments of the TSRE special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Company Merger and the other transactions contemplated by the Merger Agreement.

Other Business

At this time, TSRE does not intend to bring any other matters before the TSRE special meeting, and TSRE does not know of any matters to be brought before the TSRE special meeting by others. If, however, any other matters properly come before the TSRE special meeting, the persons named in the enclosed proxy, or their duly constituted substitutes, acting at the TSRE special meeting or any adjournment or postponement thereof will be deemed authorized to vote the shares represented thereby in accordance with the discretion of such persons or such substitutes on any such matter.

THE MERGER

The following is a description of the material aspects of the Merger. While IRT and TSRE believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to IRT stockholders and TSRE stockholders and is qualified in its entirety by reference to the Merger Agreement attached to this joint proxy statement/prospectus. IRT and TSRE encourage IRT stockholders and TSRE stockholders to carefully read this entire joint proxy statement/prospectus, including the Merger Agreement and the other documents attached to this joint proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the Merger.

General

The IRT Board has unanimously declared advisable, and unanimously approved, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The TSRE Board has declared advisable and approved the Merger Agreement and authorized the performance by TSRE thereunder. Pursuant to the Merger Agreement, (i) OP Merger Sub will be merged into TSR OP at the effective time of the Partnership Merger, with TSR OP continuing as the surviving entity, and (ii) TSRE will be merged into IRT LP LLC at the effective time of the Company Merger, with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT As a result of the Merger, TSRE stockholders and holders of TSR OP Units will receive the Merger Consideration described below under “The Merger Agreement—Merger Consideration; Effects of the Merger.” Upon the closing of the Merger, IROP will own all of the limited partnership interests in TSR OP and IRT LP LLC will own the general partnership interest in TSR OP. Immediately following the consummation of the Merger, IRT will cause TSR OP to become a wholly-owned subsidiary of IROP.

Background of the Merger

TSRE was created out of Feldman Mall Properties, Inc. (“Feldman”), a regional mall REIT formed through an initial public offering and related formation transaction in 2004 that lost substantially all of its properties to foreclosure or distressed sale during the financial crisis. In June 2012, two separate funds contributed to Feldman thirteen apartment communities and four parcels of land capable of development in exchange for common stock representing approximately 97.0% of the outstanding common stock of Feldman. At that time, Feldman was re-named Trade Street Residential, Inc.

TSRE consummated its initial public offering in May 2013 and utilized the net proceeds from the offering to fund the acquisition of additional apartment communities. In January 2014, TSRE consummated a public rights offering and sale of $150.0 million of shares of its common stock, the net proceeds from which were used to pay the purchase price for additional acquired apartment communities. The rights offering was backstopped by Senator, and Senator acquired approximately 9.3 million shares of TSRE common stock, or approximately 25.6% of TSRE common stock outstanding after the rights offering. In addition, in the rights offering Monarch, acquired approximately 8.5 million shares of TSRE common stock, representing approximately 23.2% of TSRE common stock outstanding immediately after the rights offering. In exchange for its agreement to backstop the rights offering, Senator was granted the right to designate two members of the TSRE Board. Following the rights offering in January 2014, Senator designated two individuals to serve on the TSRE Board, and in February 2014 a representative of Monarch was appointed to the TSRE Board to fill a vacancy created by a director resignation.

In May 2014, at the regular quarterly meeting of the TSRE Board, TSRE’s then Chief Investment Officer informed the TSRE Board that in his opinion TSRE would be unlikely to find apartment communities to acquire that meet TSRE’s investment criteria and are also accretive to stockholders. The TSRE Board discussed the fact that as a micro-capitalization REIT with a fixed cost structure designed for a substantially larger company, TSRE’s blended cost of capital would likely remain above the 5.5% to 6.0% capitalization rates represented by the newer apartment communities that TSRE sought to acquire. In June 2014, the TSRE Board decided to retain an investment banking firm to assist the TSRE Board in evaluating TSRE’s strategic alternatives for maximizing stockholder value.

On June 19, 2014, following interviews with multiple investment banking firms that have experience in the REIT industry, TSRE executed an engagement letter with J.P. Morgan to act as a financial advisor to the TSRE Board in its evaluation of strategic alternatives to maximize stockholder value, and J.P. Morgan was authorized to approach, on a confidential basis, a limited number of multifamily companies who were most likely to be interested in some form of strategic transaction with TSRE.

Between July 1, 2014 and July 18, 2014, TSRE entered into confidentiality agreements with IRT, one other publicly-traded interested party (the “Second Interested Party”), and two other private multifamily companies. The TSRE Board, after consultation with J.P. Morgan, believed the foregoing companies would be the parties most interested in a business combination with TSRE. TSRE provided certain non-public information to each of those parties after July 18, 2014. Between July 18, 2014 and July 25, 2014, each of the foregoing companies provided verbal non-binding indications of interest in pursuing a business combination transaction with TSRE. During that period, IRT indicated that it would be interested in pursuing an all-cash business combination transaction with TSRE at a price per share of TSRE’s outstanding common stock of $8.25, subject to additional due diligence. The Second Interested Party indicated that it would be interested in pursuing an all-stock business combination transaction with TSRE at a price per share of TSRE’s outstanding common stock in the range of $8.00 and $8.25. The two private multifamily companies indicated an interest in pursuing an all-cash business combination transaction with TSRE at a price per share of TSRE’s outstanding common stock in the range of $7.25 to $7.50 per share. The TSRE Board determined that the prices indicated by the two private multifamily companies were, at that time, below a level acceptable to justify additional discussions.

The IRT Board held a telephonic meeting on July 31, 2014, at which IRT’s management described the status of IRT’s proposal to acquire TSRE to the IRT Board.

Between August 1, 2014 and August 8, 2014, TSRE and its advisors held discussions with each of IRT and the Second Interested Party regarding the price and structure of a potential business combination transaction. On August 8, 2014, both IRT and the Second Interested Party provided TSRE with non-binding verbal indications of interest in pursuing a business combination with TSRE. The revised non-binding price per share of TSRE’s outstanding common stock at which both IRT and the Second Interested Party indicated they would be willing to effect a business combination was $8.25; however, the proposed transaction structures were different. The Second Interested Party indicated its desire to pursue an all-stock merger transaction with TSRE at a fixed exchange ratio with a pricing collar, while IRT indicated its desire to pursue an all-cash transaction with TSRE contingent on raising additional equity capital and obtaining debt refinancing commitments. Both IRT and the Second Interested Party indicated the prices they were respectively willing to pay were conditioned on TSRE’s completion of a pipeline portfolio acquisition of newly-developed apartment communities for which TSRE had obtained acquisition letters of intent.

On August 12, 2014, the TSRE Board held its regular quarterly meeting with management, J.P. Morgan and Morrison & Foerster LLP, TSRE’s legal advisor (“Morrison & Foerster”). Representatives of J.P. Morgan presented preliminary financial analysis and described the non-binding verbal indications of interests received to date and the various communications that had occurred with each of IRT and the Second Interested Party. J.P. Morgan also presented the various strategic alternatives available to TSRE, as well as the potential execution risk associated with each alternative. After deliberations, the TSRE Board instructed J.P. Morgan to communicate with both IRT and the Second Interested Party that their indicated prices per share were less than the price that the TSRE Board believed would be acceptable to TSRE stockholders under current market conditions. In addition, J.P. Morgan was also instructed to communicate with IRT that IRT’s lack of committed financing placed it at a competitive disadvantage to the Second Interested Party with respect to a prospective business combination transaction with TSRE and encouraged IRT to secure a committed financing package in the near term.

On August 13, 2014, J.P. Morgan, on behalf of TSRE, had a telephone conversation with the management team of the Second Interested Party during which J.P. Morgan communicated the view of the TSRE Board that the proposed price per share from the Second Interested Party was inadequate. Subsequent to that telephone conversation, representatives of the Second Interested Party informed TSRE and its advisors that, based on its further due diligence review of TSRE’s assets, the costs of repaying certain TSRE debt, and market conditions generally, it may be interested in pursuing a business combination transaction with TSRE at a price per share of TSRE’s outstanding common stock of $7.62.

On August 18, 2014, J.P. Morgan, on behalf of TSRE, had a telephone conversation with certain members of the senior management team of IRT. On August 21, 2014, IRT, through its financial advisor, Deutsche Bank, communicated that its non-binding indication of interest was withdrawn and it was no longer interested in pursuing a business combination transaction with TSRE.

On October 6, 2014, the Second Interested Party informed TSRE and its advisors that it was no longer interested in a business combination with TSRE at any price.

On October 13, 2014, the TSRE Board held a telephonic special meeting during which the TSRE Board discussed the results of the strategic alternative review process. After a discussion of the results of the process, the TSRE Board agreed to reconvene in a few weeks to consider launching a formal, public and expanded process of evaluating all strategic alternatives.

On October 30, 2014, the TSRE Board held a special meeting in New York City to review TSRE’s current capital, operating and strategic position and to consider the continuation of exploration of strategic alternatives to maximize stockholder value. At the beginning of the meeting, a representative of Morrison & Foerster advised the members of the TSRE Board of their individual duties as directors of a Maryland corporation under Maryland law. J.P. Morgan made a preliminary presentation to the TSRE Board regarding (i) current multifamily REIT market fundamentals, (ii) a preliminary valuation of TSRE, (iii) the range of strategic alternatives to maximize stockholder value that might be available to TSRE, and (iv) an extensive list of parties that might have an interest in pursuing a transaction with TSRE designed to enhance stockholder value. The TSRE Board held a discussion about the following strategic alternatives (a) remaining an independent public company, (b) the potential sale of all or a significant portion of common stock in the company currently owned by Senator and Monarch and thereafter remaining an independent public company, (c) the potential merger or sale of 100% of the outstanding common stock of TSRE, (d) the reverse merger of TSRE with a larger and better capitalized REIT, and (e) the sale of all of TSRE’s assets pursuant to a plan of liquidation. Following J.P. Morgan’s presentation and the discussion, the TSRE Board unanimously agreed to continue its engagement of J.P. Morgan as TSRE’s financial advisor, to authorize J.P. Morgan to approach a broad range of potentially interested parties to a strategic transaction and to publicly announce that the TSRE Board had unanimously decided to engage in a process to evaluate strategic alternatives to maximize stockholder value.

On November 3, 2014, TSRE publicly announced that the TSRE Board had begun a review of strategic alternatives to enhance stockholder value, which could include (among other alternatives) a sale, merger, acquisition or other form of business combination, a sale or acquisition of assets and a debt or equity recapitalization. TSRE also publicly announced that it had engaged J.P. Morgan as its financial advisor and Morrison & Foerster as its legal advisor in connection with such review.

Between November 3, 2014 and December 10, 2014, J.P. Morgan, working with Morrison & Foerster and Richard H. Ross, TSRE’s chief executive officer, contacted 107 parties who J.P. Morgan believed might be interested in pursuing a strategic transaction with TSRE. Of those parties contacted, 47 parties executed a Non-Disclosure and Standstill Agreement (each, an “NDA”) with TSRE to facilitate confidential discussions regarding a potential transaction and to provide access to certain confidential information.

On December 10, 2014, the TSRE Board held a special telephonic meeting to receive an update regarding the initial phase of the TSRE Board process of reviewing strategic alternatives. Representatives from J.P. Morgan and Morrison & Foerster described the initial phase of the process, including (i) the negotiation and execution of NDAs with 47 parties, (ii) the process of providing certain confidential information to interested parties by means of a virtual data room and the volume of activity by interested parties in the virtual data room, (iii) feedback received from potential interested parties who had not submitted an indication of interest in pursuing a transaction, and (iv) the contents of the written indications of interest received from 11 separate interested parties.

As part of its presentation, J.P. Morgan reported the details of the 11 preliminary written non-binding indications of interest in pursuing a strategic transaction with TSRE. The proposed transaction structures included the merger or acquisition of 100% of TSRE’s outstanding common stock, acquisition of 100% of the assets of TSRE, acquisition of 75% of TSRE’s outstanding common stock, and reverse merger of an existing multifamily company into TSRE. Neither IRT nor the Second Interested Party submitted an indication of interest despite being invited to do so. The indicated prices per share of TSRE’s outstanding common stock (or implied prices per share with respect to Companies 8 through 11, all of whom proposed asset purchases) contained in the written non-binding indications of interest were:

•	Company 1—$8.66 to $9.41

•	Company 2—$8.14

•	Company 3—$7.75

•	Company 4—$7.50 to $7.75

•	Company 5—$7.61

•	Company 6—$7.25

•	Company 7—$7.00

•	Company 8—$7.96

•	Company 9—$6.69

•	Company 10—$4.78

•	Company 11—$4.50

Members of the TSRE Board asked the J.P. Morgan representatives a number of questions regarding the reasons why certain parties did not submit indications of interest and regarding certain specific matters set forth in the indications of interest from those interested parties who submitted written indications of interest. It was noted that both Company 1 and Company 2 had proposed a transaction that would result in TSRE remaining in existence as a public company with less than 100% of TSRE’s outstanding common stock being acquired by the interested party in the proposed transaction. Members of the TSRE Board asked the J.P. Morgan and Morrison & Foerster representatives several questions regarding the relative benefits to TSRE’s stockholders and to Company 1 or Company 2 if less than 100% of TSRE’s outstanding common stock was acquired in a transaction and existing TSRE stockholders retained a significant minority of TSRE’s outstanding common stock that continued to be listed on the NASDAQ Global Market.

Following a discussion, the TSRE Board (i) instructed J.P. Morgan to make inquiries of Company 1 and Company 2 regarding their intentions for TSRE as a public company following a transaction and (ii) asked J.P. Morgan to develop a preliminary view regarding (a) the ongoing valuation of TSRE as a standalone controlled public company following such transaction and (b) the anticipated trading volume or other liquidity with respect to TSRE’s common stock following such transaction.

On December 12, 2014, the TSRE Board held a special telephonic meeting to receive an update regarding conversations with Company 1 and Company 2 about the questions posed by the TSRE Board at the December 10, 2014 special meeting and to define the process for the next phase of the TSRE Board’s review of strategic alternatives for maximizing stockholder value. J.P. Morgan reported that Company 1 had indicated it was willing to acquire 100% of TSRE’s outstanding common stock, but that the offer price per share of TSRE’s outstanding common stock previously indicated by Company 1 would be lower in such event. J.P. Morgan reported that Company 2 was unwilling to consider anything other than a transaction pursuant to which 25% of TSRE’s outstanding common stock remained outstanding and listed on the NASDAQ Global Market. The TSRE Board then held a discussion regarding the relative merits of the indications of interest received by TSRE and the potential risks posed by any transaction in which less than 100% of TSRE’s outstanding common stock was acquired and TSRE remained in existence as a public company.

Following the discussion, the TSRE Board agreed to move forward with Phase 2 of its evaluation of strategic alternatives to maximize stockholder value. The TSRE Board instructed J.P. Morgan to inform Company 1 and Company 2 that each of them was invited to participate in Phase 2 of the process of evaluating strategic alternatives and to instruct Company 3, Company 4, Company 5, Company 6, Company 7 and Company 8 that they could participate if they were able to increase their indicated price per share for TSRE’s outstanding common stock. Furthermore, in the case of Company 4, they were asked to consider an all-cash, fully financed offer and, in the case of Company 8, they were asked to structure their offer as a purchase of 100% of TSRE’s outstanding common stock, rather than their contemplated acquisition of TSRE’s assets.

Between December 12, 2014 and December 15, 2014, representatives of J.P. Morgan held numerous telephone conversations with each of the parties that had submitted an indication of interest following which Company 1, Company 2 and Company 3 were invited to review a broader range of confidential materials about TSRE, conduct site visits and schedule interviews with Mr. Ross and other members of TSRE management.

On December 16, 2014, TSRE received an indication of interest from a private REIT that owned a large number of apartment communities (the “Private REIT”). The Private REIT proposed a reverse merger transaction that provided no cash or other liquidity to TSRE’s stockholders. In addition, the Private REIT’s proposed transaction structure was complex, difficult to evaluate, appeared on its face to provide a lower price per share for TSRE’s outstanding common stock than the other alternatives and was inconsistent with the alternatives that the TSRE Board considered in evaluating potential alternatives. Accordingly, no further dialogue occurred with the Private REIT at that time.

On December 16, 2014, Company 8 informed TSRE that it was willing to pursue an acquisition of 100% of TSRE’s outstanding common stock at a price per share in excess of that indicated in its initial indication of interest. After informing the TSRE Board and receiving permission from the chairman of the TSRE Board and Mr. Ross, Company 8 was formally invited to participate in Phase 2 of the process.

On December 23, 2014, Company 1, who had presented the highest indicated price per share for TSRE’s outstanding common stock of all of the interested parties, contacted TSRE to inform it that Company 1 was no longer interested in a transaction to acquire all of TSRE’s outstanding common stock but would be interested in acquiring certain of TSRE’s assets. In response, TSRE requested that Company 1 send a revised proposal at their earliest convenience. On or about January 6, 2015, Company 1 revised their indicated price per share for TSRE’s outstanding common stock to $6.97 per share, but indicated that its financing situation was uncertain. Following this exchange, TSRE terminated discussions with Company 1.

On January 13, 2015, the TSRE Board held an informal call with J.P. Morgan, Morrison & Foerster, and management to receive an update on a report from J.P. Morgan regarding the status of the due diligence process being conducted by interested parties and the timing for obtaining best and final offers. J.P. Morgan reported that Company 1 had been removed from the process and Company 2, Company 3 and Company 8 continued to actively conduct due diligence. The TSRE Board gave instructions to send to Company 2, Company 3 and Company 8 a formal invitation to submit a best and final non-binding offer to acquire TSRE, which final non-binding offers would be due in February 2015.

On January 15 and 16, 2015, representatives of Company 2 and Company 3 met with Mr. Ross and other members of TSRE’s management team to discuss TSRE’s apartment communities and its financial condition and results of operations. Although invited to meet with TSRE’s management team, Company 8 declined to do so.

On January 21, 2015, Company 8 informed TSRE that Company 8 was not prepared to submit a final offer in excess of $7.25 per share of TSRE’s outstanding common stock. TSRE advised Company 8 to continue its due diligence review and encouraged Company 8 to submit a written offer at the appointed time based on its additional due diligence.

On or about January 27, 2015, Company 2, Company 3 and Company 8 were provided a bid draft of a merger agreement prepared by Morrison & Foerster. Morrison & Foerster informed each interested party that it should submit a markup of the bid draft as well as a best and final non-binding bid for 100% of TSRE’s outstanding common stock by February 10, 2015.

On February 10, 2015, the Company reported to the TSRE Board that J.P. Morgan had received no written bids and no markups of the bid draft of the merger agreement. During this time, Company 3 verbally indicated that its current view on value was approximately $6.50 per share.

On February 23, 2015, at the quarterly meeting of the TSRE Board, after being advised by Morrison & Foerster of their duties as directors of a Maryland corporation under Maryland law, the TSRE Board received an update from J.P. Morgan about the latest phase of the TSRE Board’s strategic alternative review process, during which J.P. Morgan reported that no formal bids to acquire TSRE or markups of the bid draft of the merger agreement had been received and that Company 2 and Company 8 had formally withdrawn from the process. Company 3 continued to conduct due diligence, and two new parties had signed NDAs and had conducted some due diligence in the virtual data room, but had not made a formal proposal to acquire TSRE. The TSRE Board asked the J.P. Morgan representatives a number of questions regarding the reasons why certain parties did not submit indications of interest and feedback about TSRE that J.P. Morgan had received from the interested parties.

The TSRE Board instructed Mr. Ross and J.P. Morgan to begin evaluating certain alternatives to an all-cash transaction for 100% of TSRE’s outstanding common stock, including the possibility of a debt recapitalization with a special dividend to TSRE’s stockholders, the potential to recycle capital by selling non-strategic assets in non-core markets, and the possibility of a merger with Company 12, a publicly registered non-listed multifamily REIT who had not participated in the strategic alternative review process but had recently contacted members of the TSRE Board to express interest in a possible transaction. The TSRE Board held a discussion regarding remaining alternatives, including (i) a debt recapitalization with a special dividend to TSRE’s stockholders, (ii) the sale of non-strategic assets in non-core markets and utilizing net proceeds to acquire new strategic assets, (iii) a merger with Company 12, and (iv) discussing with parties who had previously indicated an interest in a strategic transaction with TSRE, including IRT, possible alternative transaction structures to an all-cash purchase of 100% of TSRE’s outstanding common stock. To streamline the review process, the TSRE Board appointed an ad hoc committee consisting of Mr. Ross, Mack D. Pridgen III, the chairman of the TSRE Board, and Michael Simanovsky, a member of the TSRE Board who was designated by Senator, to begin the process of contacting parties who might have an interest in different transaction structures and to report progress back to the TSRE Board.

Shortly after the February 23, 2015 meeting of the TSRE Board, representatives of J.P. Morgan and the ad hoc committee contacted Company 4, the Private REIT and another publicly registered non-listed multifamily company that had previously executed an NDA but had not submitted an indication of interest (“Company 13”), about their interest in a strategic transaction.

On March 4, 2015, the ad hoc committee members had a telephone conference with the chief executive officer of Company 13. On March 26, 2015, Mr. Ross provided Company 13 with additional due diligence materials regarding TSRE. On or about March 26, 2015, Company 13 communicated to Mr. Ross a verbal expression of interest in merging with TSRE at a valuation that reflected a premium to the likely fair market values of Company 13’s assets, taken as a whole, and/or a discount to TSRE’s net asset value. After consulting with the other members of the ad hoc committee and representatives of J.P. Morgan, Mr. Ross communicated to the chief executive officer of Company 13 that the TSRE Board was not interested in pursuing a merger transaction with Company 13 at the relative valuations proposed by Company 13.

During the week of March 16, 2015, Company 4 contacted Mr. Ross and J.P. Morgan regarding a potential transaction. On March 24, 2015, Company 4 submitted a revised bid of $7.50 per share of TSRE’s outstanding common stock, however the ad hoc committee expressed concerned regarding Company 4’s proposed method of financing the cash portion of the proposed transaction with TSRE and their ability to enter into a transaction without financing contingencies.

On March 24, 2015, the ad hoc committee members had a telephone conference with representatives of Company 12 regarding potential transaction structures, and Company 12 stated its intention to submit a proposal to TSRE. Company 12 never submitted a formal proposal.

On March 27 and 28, 2015, Mr. Ross, as authorized by the ad hoc committee, had discussions with a key executive of Company 7 regarding a potential transaction. Company 7 stated at the time that it was finalizing its evaluation and expected to submit a proposal to the TSRE Board. These discussions did not subsequently result in any submission of a proposal by Company 7.

On March 27 and 28, 2015, Mr. Ross, as authorized by the ad hoc committee, had several discussions with Mr. Sebra, the chief financial officer of IRT, providing him with additional due diligence information about TSRE.

On April 1, 2015, TSRE received a written non-binding proposal from IRT to acquire 100% of TSRE’s outstanding common stock at a price of $7.60 per share payable 50% in cash and 50% in IRT common stock. IRT proposed a floating exchange ratio with a collar, with the number of shares of IRT common stock deliverable in the transaction to be determined based on a 20-day volume weighted average closing price (“VWAP”) of IRT common stock determined immediately prior to signing. The proposal did not mention financing and stated that it was submitted with the full support of IRT’s senior management team and the chairman of the IRT Board.

On April 2, 2015, Mr. Ross and representatives of J.P. Morgan had a telephone conference with Mr. Sebra and representatives of Deutsche Bank during which Mr. Ross communicated the ad hoc committee’s desire to gain a better understanding of IRT’s proposed method of financing the cash portion of the proposed transaction with TSRE and enter into a transaction without financing contingencies. Mr. Ross also discussed with Mr. Sebra IRT’s externally-managed structure, any internalization plans and other due diligence questions posed by both principals.

On April 3, 2015, Mr. Ross and representatives of J.P. Morgan had a telephone conference with Company 4 during which Mr. Ross communicated the ad hoc committee’s desire to gain a better understanding of Company 4’s proposed method of financing the cash portion of the proposed transaction with TSRE and enter into a transaction without financing contingencies. Company 4 subsequently informed TSRE that it was unable to meet the ad hoc committee’s request for entering into a transaction without financing contingencies, and TSRE terminated discussions with Company 4.

On April 7, 2015, Mr. Ross and representatives of J.P. Morgan had a telephone conference with Mr. Sebra and Farrell Ender, IRT’s President. During the telephone conference, J.P. Morgan advocated the ad hoc committee’s position that TSRE’s stockholders would hold a meaningful percentage of the outstanding common stock of IRT after consummation of a transaction and that it would be appropriate for IRT to increase the size of the IRT Board by two persons and add two directors designated by the TSRE Board. J.P. Morgan also expressed to the IRT executives that the TSRE Board would require a definitive financing commitment sufficient to fund the cash portion of the consideration payable to TSRE’s stockholders in any transaction.

The audit committee of the IRT Board held a telephonic meeting on April 9, 2015, at which IRT’s management reviewed the discussions it was having with TSRE’s management with respect to the proposed transaction.

The IRT Board held a telephonic meeting on April 13, 2015 to discuss the proposed merger with TSRE. At the meeting, Scott F. Schaeffer, IRT’s Chairman of the Board and Chief Executive Officer, described the contemplated terms, conditions and timing of the proposed merger. Mr. Schaeffer also discussed the background of, alternatives to, and anticipated strategic benefits of the proposed the merger, including key assumptions underlying IRT’s realization of these benefits, as well as the risks of the proposed merger. Following discussion regarding the proposed merger, Messrs. Schaeffer and Sebra addressed key financial metrics applicable to the proposed merger and various backstop financing alternatives and plans. After additional discussion, Mr. Schaeffer reviewed anticipated next steps and requested, on behalf of IRT’s management, to provide TSRE with a confidential, non-binding proposal. The IRT Board unanimously approved the submission by IRT of a proposal to TSRE containing the terms described during the meeting and authorized IRT’s management to continue its financial, legal and property due diligence and to proceed to negotiate terms of the proposed merger with TSRE and its representatives.

On April 13, 2015, IRT submitted a second written proposal that was identical in all material respects to its April 1, 2015 proposal except that it contained (i) a proposal that IRT expand the size of the IRT Board to seven and offer board seats to Mr. Pridgen and a highly qualified independent director mutually agreed upon by IRT and TSRE, (ii) IRT’s disclosure of its expected financing sources and sources and uses of funds, and (iii) IRT’s commitment to execute a definitive agreement and announce a transaction by May 6, 2015.

On April 14, 2015, the ad hoc committee and representatives of Morrison & Foerster and J.P. Morgan discussed the proposed terms in the April 13, 2015 IRT proposal. The ad hoc committee focused on the potential downside of a floating exchange ratio with a collar as proposed by IRT, the lack of a financing commitment for the cash portion of the acquisition consideration and IRT’s lack of willingness to permit TSRE to designate both new directors on an expanded IRT Board. The ad hoc committee instructed representatives of J.P. Morgan to inform IRT (i) that any agreement providing for 50% stock consideration to TSRE’s stockholders must include a termination right exercisable by the TSRE Board in the event of a substantial decrease in the price of IRT common stock between the signing of a definitive agreement and closing of the transaction and (ii) of TSRE’s desire (a) to enter into a transaction without a financing contingency for the cash portion of the consideration and (b) for TSRE to have the ability to designate two new IRT board members.

On April 15, 2015, Mr. Ross and J.P. Morgan had a telephone conference with Messrs. Sebra and Ender and representatives of Deutsche Bank during which J.P. Morgan proposed that any agreement be terminable by TSRE in the event the 20-day VWAP of IRT common stock on the day before closing had declined by more than 15% from the 20-day VWAP of IRT common stock on the day before execution of the definitive agreement. J.P. Morgan also informed Messrs. Sebra and Ender that TSRE continued to desire a transaction without a financing contingency for the cash portion of the consideration, and for TSRE to have the ability to designate both new IRT board members.

On April 16, 2015, IRT submitted a new written proposal to TSRE proposing a price per share of TSRE’s outstanding common stock of $7.60, payable 50% in cash and 50% in stock at a fixed exchange ratio per share determined by dividing $3.80 by the 20-day VWAP of IRT common stock on the day before execution of the definitive agreement. IRT proposed that any definitive agreement would be terminable by TSRE if any decline in the 20-day VWAP of IRT common stock, determined five days prior to closing the transaction, from the 20-day VWAP as of the time of execution of the definitive agreement was at least 15% greater than any decline over the same period in the MSCI US REIT Index (“RMZ”). IRT also proposed that if TSRE executed such termination right, TSRE would reimburse IRT for 100% of its transaction expenses up to $2.5 million and 50% of all transaction expenses in excess of $2.5 million, up to a cap of $5.0 million. IRT also proposed that it would execute a definitive agreement only if TSRE’s largest stockholders, Senator and Monarch, executed definitive agreements to vote for the proposed transaction, and would open its data room for TSRE due diligence of IRT only after those stockholders signed a standstill agreement. The modified proposal eliminated the increase in the size of the IRT Board and TSRE’s right to appoint new directors.

The TSRE Board held a special telephonic meeting on the afternoon of April 16, 2015 for the purpose of receiving an update from the ad hoc committee and representatives of J.P. Morgan regarding the status of the TSRE Board review of strategic alternatives for maximizing stockholder value. Mr. Ross informed the TSRE

Board about the conversations and events occurring since the TSRE Board’s last meeting and provided a detailed review of the proposals and counter-proposals shared with IRT. Mr. Ross discussed the written proposal received earlier that morning, which had been provided to members of the TSRE Board in advance of the telephonic meeting. The J.P. Morgan representatives informed the TSRE Board that shortly before the meeting, IRT, through Deutsche Bank, had requested a modification to the written proposal providing IRT with the option to increase the amount of cash consideration in the proposed transaction to as much as 60% of total consideration. The J.P. Morgan representatives then discussed with the TSRE Board the conformity of the IRT proposal with the terms of comparable transactions, noting that the termination right provided to TSRE upon a material decline in the price of IRT’s common stock relative to the RMZ was beneficial to TSRE and its stockholders. The J.P. Morgan representatives also updated the TSRE Board on IRT’s financing alternatives and plans with respect to funding the cash portion of the acquisition consideration and that Deutsche Bank had informed J.P. Morgan that IRT expected to have a commitment for a term loan and commitments to refinance certain of TSRE’s first mortgage debt prior to executing a definitive agreement.

The TSRE Board then held a discussion regarding the IRT proposal, during which members of the TSRE Board asked numerous questions of Mr. Ross, the J.P. Morgan representatives and the Morrison & Foerster representative. The TSRE Board requested that J.P. Morgan request a further modification of the IRT proposal to reduce from 15% to 12.5% the percentage decline in the price of IRT common stock relative to the RMZ as a trigger for TSRE’s termination right, to request a voting agreement from RAIT and to further discuss with IRT the potential nominees for the two new seats on the IRT Board.

Prior to taking any action, the TSRE Board discussed the fact that Nirmal Roy, one of the TSRE directors, was employed by a fund manager who had sizable positions in the common stock of both TSRE and IRT. The TSRE Board, in consultation with Morrison & Foerster and with the unqualified consent of Mr. Roy, determined that Mr. Roy would be recused from all votes by the TSRE Board and would generally not participate in deliberations regarding a potential transaction with IRT.

The TSRE Board, with Mr. Roy abstaining, authorized the ad hoc committee to continue negotiating terms with IRT, using the earlier proposal from IRT as a basis, and directed Morrison & Foerster to begin drafting a definitive merger agreement.

Immediately after the telephonic meeting of the TSRE Board, Mr. Ross and representatives of J.P. Morgan had a telephone conference with Mr. Sebra and Deutsche Bank to communicate the TSRE Board’s proposed modifications to IRT’s earlier proposal. A few hours later, IRT sent to TSRE a new written proposal identical to the one sent earlier in the day but proposing that IRT have the right to increase the amount of cash consideration to 60% of the total transaction consideration, with the election of the amount of cash occurring five days prior to closing. IRT rejected the request to lower from 15% to 12.5% the relative IRT stock price decline necessary to trigger TSRE’s termination right. The ability of TSRE to designate two new members of the IRT Board was not addressed at that time.

On April 17, 2015, Mr. Ross met with Messrs. Sebra and Ender in IRT’s office in Philadelphia, Pennsylvania to discuss diligence-related items in connection with the proposed merger.

Between April 17, 2015 and April 30, 2015, members of TSRE’s management team and representatives of Morrison & Foerster conducted a due diligence review of IRT, and IRT’s management team and representatives of Pepper Hamilton LLP (“Pepper Hamilton”), IRT’s legal adviser, completed their due diligence review of TSRE, including a review of TSRE’s debt obligations and the ability to prepay or refinance certain of those obligations.

On April 20, 2015, representatives of Morrison & Foerster provided to all parties an initial draft of an Agreement and Plan of Merger (the “Proposed Merger Agreement”). Under the Proposed Merger Agreement, IRT would acquire 100% of TSRE’s outstanding common stock and 100% of the outstanding TSR OP Units for a price of

$7.60 per share, payable 50% to 60% in cash and 40% to 50% in either shares of IRT common stock (payable to holders of TSRE common stock) or IROP Units (payable to holders of TSR OP Units, other than TSRE and its subsidiaries). The Proposed Merger Agreement stated that the proposed Company Merger was intended to qualify as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes. In addition to the terms specified in the final IRT written proposal, including TSRE’s termination right in the event of a disproportionate decline in the price of IRT’s common stock between the execution of the merger agreement and closing, the Proposed Merger Agreement contained two terms that had not been discussed by the parties or covered in IRT’s final written proposal: (i) a proposed termination fee of $12.0 million payable by TSRE if it terminated the merger agreement to pursue a superior transaction or the TSRE Board withdrew its recommendation and TSRE ultimately consummated a superior transaction; and (ii) a proposed reverse termination fee of $40.0 million if IRT failed to consummate the merger after all of the conditions to IRT’s obligation to effect the merger had been satisfied. The Proposed Merger Agreement did not provide IRT with a financing contingency and permitted TSRE to seek specific performance as well as the reverse termination fee in the event IRT failed to close the transaction. The Proposed Merger Agreement also required the appointment of two new members of the IRT Board at the time of closing, whose names were not specified in the Proposed Merger Agreement. Finally, the Proposed Merger Agreement permitted TSRE to continue paying its regular quarterly dividend to stockholders.

The IRT Board held a telephonic meeting on April 24, 2015. At this meeting, a representative of Deutsche Bank provided the IRT Board with an update on the status of the proposed merger, including a discussion of the key terms of a non-binding term sheet for the proposed merger, and reviewed certain preliminary financial information relating to TSRE with the IRT Board. In addition, IRT’s management provided the IRT Board with an overview of its duties under Maryland law, as well as an update on various backstop financing alternatives for the proposed merger.

On April 27, 2015, Pepper Hamilton, on behalf of IRT, distributed to TSRE, J.P. Morgan and Morrison & Foerster a markup of the Proposed Merger Agreement. In addition to proposed language changes involving the structure of the proposed Company Merger as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, the IRT markup of the Proposed Merger Agreement proposed certain financing conditions to closing, sought IRT’s ability to terminate the merger agreement if such financing conditions were not met without the payment of a reverse termination fee and proposed a reduction of both TSRE’s termination fee and IRT’s reverse termination fee to $9.0 million. IRT also requested that Senator and Monarch execute lockup agreements precluding their selling of shares of IRT common stock above certain volume limitations for 180 days after consummation of the merger.

On April 30, 2015, the TSRE Board held its quarterly meeting. During the meeting, representatives of J.P. Morgan provided the TSRE Board with a summary of the strategic alternative review process from June 2, 2014 through the receipt of the final IRT written proposal on April 16, 2015, including a summary of declines in indicated prices (or withdrawals from the process, in the case of Company 2) as interested parties continued to evaluate TSRE and its assets during the due diligence phase of the process, as well as information regarding reasons why certain parties declined to make definitive proposals to acquire TSRE. The J.P. Morgan representatives then summarized the IRT proposal, which had been assimilated into the Proposed Merger Agreement circulated by Morrison & Foerster, and presented an updated preliminary financial analysis that addressed financial ramifications of the proposed merger to TSRE’s stockholders. The TSRE Board asked representatives of J.P. Morgan and Morrison & Foerster a number of questions regarding their analysis and IRT’s ability to finance the cash portion of the merger consideration. The TSRE Board directed J.P. Morgan and the ad hoc committee to continue to request the ability to designate two new members of the IRT Board at the time of closing of the Merger.

On April 30, 2015, representatives of Morrison & Foerster delivered to Pepper Hamilton, IRT and Deutsche Bank an issues list with respect to the Proposed Merger Agreement (the “Issues List”). On the morning of May 1, 2015, representatives of Morrison & Foerster, Pepper Hamilton, J.P. Morgan and Deutsche Bank held a conference call to discuss the Issues List, during which call the parties discussed changes to certain representations, warranties, covenants and conditions, and all parties discussed certain remaining business issues.

On May 4, 2015, the TSRE Board held a special meeting in New York City during which Messrs. Schaeffer, Ender and Sebra, comprising the entire senior management team of IRT, made a presentation to the TSRE Board about IRT, its apartment communities, its growth plans and strategy, its management structure, which included a discussion of a proposed change in the external management fee paid by IRT from an asset based fee to an equity based fee, its capital plans and its rationale behind pursuing a business combination with TSRE. Members of the TSRE Board asked the IRT management team a number of questions about the condition of their apartment communities, their financing plans and their capital expenditure needs. Following the departure of the IRT management team, the TSRE Board held a general discussion about the IRT management team and the information they had gathered during the meeting and agreed, with Mr. Roy abstaining, to continue pursuit of a merger transaction with IRT.

The IRT Board held a telephonic meeting on May 4, 2015. At this meeting, IRT’s management provided the IRT Board with an update on the status of the proposed merger. A representative of Deutsche Bank then provided an update on the status of the negotiations of the terms of the proposed merger and a report on activity and pricing developments with respect to IRT common stock. After discussions with management and Deutsche Bank regarding the effect such pricing developments may have on the proposed merger, the IRT Board determined that IRT needed to renegotiate with TSRE the reference price per share for the purpose of calculating the exchange ratio for the stock portion of the consideration to be paid by IRT in the merger.

Early in the afternoon on May 5, 2015, after two trading days of significant declines in the price of IRT common stock on heavy trading volume, Mr. Schaeffer informed Mr. Ross that IRT would have difficulty proceeding with a merger transaction under the proposed structure given the material decline in IRT’s common stock trading price. Mr. Schaeffer suggested that a reference price for fixing the exchange ratio for the IRT stock portion of the merger consideration be $9.40 per share, which was IRT’s trading price at the time discussions commenced with TSRE in April. TSRE’s ad hoc committee, joined by representatives of J.P. Morgan and Morrison & Foerster, held a telephone conference later that afternoon and authorized J.P. Morgan and Mr. Ross to propose to IRT that the exchange ratio on the portion of the merger consideration payable in stock be based on a fixed price of $9.00 per share of IRT common stock, rather than the 20-day VWAP upon which the parties had tentatively agreed to base the exchange ratio, provided that IRT would agree to (i) remove all financing conditions, (ii) pay a $25.0 million reverse termination fee in the event IRT terminated the merger agreement or failed to consummate the merger after all of the conditions to IRT’s obligation to effect the merger had been satisfied, (iii) permit TSRE to terminate the merger agreement if the Company Merger failed to qualify as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, (iv) add Messrs. Pridgen and Ross to the IRT Board at the time of closing of the merger, (v) reduce the lockup periods for Senator and Monarch to 90 days and facilitate block trades for Senator and Monarch during the period of their lockup agreements, (vi) change IRT’s external management fee structure based on IRT’s proposal to an equity based fee from an asset based fee, and (vii) request that RAIT participate at its current ownership level in any equity offering by IRT to raise funding for the merger. In addition, IRT was informed that TSRE would not execute a definitive merger agreement until IRT had procured commitments that, in the judgment of the TSRE Board and representatives of, J.P. Morgan and Morrison & Foerster, provided cash financing sufficient to consummate the merger. Mr. Ross and J.P. Morgan conveyed that proposal to Mr. Schaeffer and Deutsche Bank during the evening of May 5, 2015.

Between May 6, 2015 and the evening of May 7, 2015, Messrs. Ross and Schaeffer had several telephone conferences regarding the reference price per share of IRT common stock upon which the exchange ratio would be fixed. Mr. Ross continued to insist on a $9.00 per share reference price, while Mr. Schaeffer continued to advocate a $9.40 per share reference price. Representatives of Deutsche Bank informed representatives of J.P. Morgan that IRT agreed to remove all financing conditions, pay a $25.0 million reverse termination fee in the event IRT terminated the merger agreement or failed to consummate the merger after all of the conditions to IRT’s obligation to effect the merger had been satisfied, permit TSRE to terminate the merger agreement if the

Company Merger failed to qualify as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, add Messrs. Pridgen and Ross to the IRT Board, facilitate block trades by Senator and Monarch during any lockup period, use its best efforts to induce RAIT to participate in any equity offering by IRT to raise capital to fund the cash portion of the merger consideration and approach the Advisor to amend the advisory fees payable by IRT pursuant to the advisory agreement to 1.5% of IRT equity as opposed to 0.75% of total IRT assets.

The IRT Board held a telephonic meeting on May 7, 2015, at which IRT’s management and representatives of Deutsche Bank provided the IRT Board with an update on the status of the proposed merger and various backstop financing alternatives for the merger. This status update included a review of the terms of the proposed merger that were being negotiated, including (i) the exchange ratio, (ii) TSRE’s ability to make distributions to its stockholders prior to the closing of the Merger, (iii) board seats for TSRE designees, (iv) any reverse termination fee payable by IRT, (v) the consequences if the Company Merger failed to qualify as a reorganization under Section 368(a) of the Code and as a result the consideration to be received by TSRE’s stockholders in the proposed merger were to be fully taxable, (vi) the terms of the lock-up agreements with Senator and Monarch, and (vii) whether RAIT would participate in any equity raise by IRT used to finance the proposed merger. Following the status update, the IRT Board authorized IRT’s management to conduct negotiations to set the reference price per share for the purpose of calculating the exchange ratio.

On the morning of May 8, 2015, representatives of J.P. Morgan and Deutsche Bank held another call to discuss the reference price per share of IRT common stock to be used to fix the exchange ratio for the IRT stock portion of the merger consideration and discussed a compromise of $9.25 per share of IRT common stock. In the early afternoon on May 8, representatives of Deutsche Bank informed representatives of J.P. Morgan that IRT would agree to a reference price per share of $9.25 for the purpose of calculating the exchange ratio.

During the afternoon of May 8, 2015, the TSRE Board held a special telephonic meeting to hear a report from the ad hoc committee and representatives of J.P. Morgan and Morrison & Foerster regarding the discussions between the parties since May 4, 2015. Mr. Ross and the J.P. Morgan representatives described the decline in IRT’s stock price on heavy trading volume on May 4, 2015 and May 5, 2015 and the subsequent communication by IRT to TSRE that it would not pursue a transaction where the exchange ratio for the stock consideration deliverable in the merger was based on a 20-day VWAP. Mr. Ross and J.P. Morgan described the negotiations that had occurred since IRT had delivered that message and the current IRT proposal. After a detailed discussion, the TSRE Board, with Mr. Roy abstaining, authorized Mr. Ross and Morrison & Foerster to finalize the merger agreement for consideration by the TSRE Board at a special meeting to be held the evening of May 10, 2015.

Late in the afternoon on May 8, 2015, representatives of Morrison & Foerster, on behalf of TSRE, delivered to IRT, Pepper Hamilton and Deutsche Bank a new draft of the Proposed Merger Agreement. Between the time such draft was distributed and late afternoon on May 10, 2015, representatives of Morrison & Foerster and Pepper Hamilton negotiated the language in the new draft of the Proposed Merger Agreement. In addition, Mr. Ross and representatives of J.P. Morgan and Morrison & Foerster had several discussions with IRT, Pepper Hamilton and Deutsche Bank regarding IRT’s financing commitment, the status of certain TSRE indebtedness and the ability of IRT to consummate the merger under the existing financing commitment and in light of certain restrictive provisions in certain debt agreements with respect to certain of TSRE’s apartment communities. In the afternoon of May 10, 2015, the ad hoc committee had a telephone conference, attended by representatives of Morrison & Foerster and representatives of J.P. Morgan, including representatives with substantial expertise in the commercial mortgage-backed securities market, during which the ad hoc committee discussed the likelihood that the IRT financing commitment would provide adequate funding to consummate the merger and that two of TSRE’s mortgage loan providers would permit the assumption by IRT of certain indebtedness secured by certain of TSRE’s apartment communities. The ad hoc committee was satisfied that the IRT financing commitment was sufficient to provide the funding required by IRT to consummate the merger and that TSRE’s lenders were likely to accommodate IRT’s acquisition of TSRE.

A telephonic special meeting of the IRT Board was held on May 10, 2015 beginning at approximately 8:00 p.m. EDT. All members of IRT’s Board were present at the meeting. Members of IRT’s management were present, along with representatives of Deutsche Bank, Pepper Hamilton and Duane Morris LLP (“Duane Morris”), IRT’s Maryland counsel. Prior to the meeting, the members of the IRT Board were provided with the latest draft of the Proposed Merger Agreement, a summary of the principal terms of the latest draft of the Proposed Merger Agreement, and a presentation prepared by representatives of Deutsche Bank regarding its financial analyses of the proposed merger. At the beginning of the meeting, Messrs. Ender and Sebra provided an overview of the business rationale for the proposed merger, the benefits and risks of the proposed merger and the financial model being used to evaluate the proposed merger. Next, representatives of Duane Morris advised members of the IRT Board of their duties under Maryland law. Then, representatives of Pepper Hamilton provided the IRT Board with a summary of the principal terms of the Proposed Merger Agreement and voting agreements and lock up agreements with Senator and Monarch that would be entered into in connection with the Proposed Merger Agreement and reviewed anticipated filings that would have to be made with the SEC in connection with the proposed merger. Members of the IRT Board asked certain questions regarding the terms of the Proposed Merger Agreement.

Representatives of Deutsche Bank then reviewed with the IRT Board the analyses Deutsche Bank had prepared relating to the proposed merger. Following its presentation, a representative of Deutsche Bank rendered to the IRT Board an oral opinion, which was confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in such opinion, the Merger Consideration to be paid by IRT pursuant to the Merger Agreement was fair, from a financial point of view, to IRT. IRT’s management and representatives of Deutsche Bank also described to the IRT Board the terms of the proposed financing with DBNY and the terms of the commitment letters. The IRT Board proceeded to discuss the terms of the commitment letters with Deutsche Bank, Pepper Hamilton and IRT’s management.

Following further discussion regarding the proposed merger, the IRT Board determined that that the Proposed Merger Agreement and the transactions provided for therein or contemplated thereby, including the Merger, were on terms and conditions that are advisable and fair to, and in the best interests of, IRT and its stockholders, and approved the Proposed Merger Agreement and the transactions provided for therein or contemplated thereby, including the Merger. The IRT Board further resolved that the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) be submitted to the holders of IRT common stock for their approval at a special meeting of the stockholders, the date, place and time of, and record date for which, would be determined at a later date by a special acquisition committee of the IRT Board. The IRT Board further resolved that it recommends that the holders of IRT common stock vote to approve the issuance of shares of IRT common stock in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). Additionally, the IRT Board passed resolutions approving, among other things, (i) an increase in the size of the IRT Board from five members to seven members and the election of Messrs. Ross and Pridgen to fill the vacancies resulting from such increase upon the closing of the Merger, (ii) IRT’s entry into debt financing commitments and related agreements and the assumption of, amendment to, and refinancing of any and all of the indebtedness of TSRE and its subsidiaries, each in connection with financing the Merger, and (iii) an underwritten registered public offering of up to 15 million shares of IRT common stock.

A telephonic special meeting of the TSRE Board was held on May 10, 2015 beginning at approximately 9:00 p.m. EDT. Mr. Ross and representatives of J.P. Morgan and Morrison & Foerster attended the meeting. Prior to the meeting, the members of the TSRE Board were provided with the latest draft of the Proposed Merger Agreement, a summary of the principal terms of the latest draft of the Proposed Merger Agreement, a presentation by representatives of J.P. Morgan regarding its analysis of IRT’s debt financing commitment and a presentation by representatives of J.P. Morgan regarding its financial analysis of the proposed merger consideration. At the beginning of the meeting, representatives of Morrison & Foerster advised members of the TSRE Board of their duties under Maryland law. Then, representatives of Morrison & Foerster provided the TSRE Board with a summary of the Proposed Merger Agreement and a legal analysis regarding IRT’s debt financing commitment. Members of the TSRE Board asked certain questions regarding the terms of the Proposed Merger Agreement and were provided answers by the Morrison & Foerster representatives.

Representatives of J.P. Morgan reviewed with the TSRE Board its presentation regarding IRT’s debt financing commitment and the valuation of TSRE. Following its presentations, J.P. Morgan delivered to the TSRE Board its oral opinion, which was confirmed by delivery of a written opinion, dated May 11, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger was fair, from a financial point of view, to such holders.

The TSRE Board discussed the process followed by the TSRE Board since June 2, 2014 in reviewing TSRE’s strategic alternatives to maximize stockholder value, noting that most interested parties had either elected not to make offers to engage in a strategic transaction with TSRE or had indicated a price that was below the value of the consideration to be delivered by IRT in the merger. Following the foregoing discussions, the TSRE Board, with Mr. Roy abstaining, determined that the merger of TSRE with a wholly-owned subsidiary of IRT and the Merger of TSR OP with a wholly-owned subsidiary of IROP as provided in the Proposed Merger Agreement was advisable and in the best interest of TSRE and its stockholders, and approved the Partnership Merger and the Merger Agreement. The TSRE Board further resolved that the Company Merger be submitted to the holders of TSRE common stock for their approval at a special meeting of the stockholders, the date, place and time of, and record date for which, would be determined at a later date by the TSRE Board. The TSRE Board resolved that it recommends that the holders of TSRE common stock vote to approve the Company Merger and, to the extent required, any other transaction contemplated by the Merger Agreement, and directed TSRE to include this recommendation in the proxy statement to be disseminated in connection with the special meeting of the holders of TSRE common stock to approve the Company Merger.

Early in the morning of May 11, 2015, TSRE and IRT executed the Merger Agreement, and the parties issued a joint press release announcing the execution of the Merger Agreement.

Recommendation of the IRT Board and Its Reasons for the Merger

In evaluating the Merger, the IRT Board consulted with its legal and financial advisors and IRT’s management and, after consideration, the IRT Board has unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), are fair to and in the best interests of IRT and its stockholders. The IRT Board has unanimously approved and adopted the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

THE IRT BOARD UNANIMOUSLY RECOMMENDS THAT IRT STOCKHOLDERS VOTE FOR THE ISSUANCE OF SHARES OF IRT COMMON STOCK IN THE MERGER (INCLUDING IRT COMMON STOCK ISSUABLE UPON REDEMPTION OF IROP UNITS ISSUED IN THE PARTNERSHIP MERGER).

In deciding to declare advisable and approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), and to recommend that IRT stockholders vote to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), the IRT Board considered various factors that it viewed as supporting its decision, including the following material factors described below:

•	Strategic Benefits. The IRT Board expects that the Merger will provide a number of significant potential strategic opportunities and benefits including the following:

•	the combined scale of IRT and TSRE, with 50 properties and 14,044 units, is expected to provide an enhanced platform to pursue accretive acquisitions and transformational opportunities;

•	the combination of IRT and TSRE is expected to result in improved operating statistics and portfolio quality, including increased portfolio occupancy, average base rents and operating margins; a reduced average property age from 25 years to 20 years; and enhanced geographic diversification;

•	as the market capitalization of the Combined Company will be almost double that of IRT, the stockholders of the Combined Company are expected to benefit from enhanced liquidity;

•	the addition of TSRE’s highly-complementary portfolio will expand IRT’s geographic diversity into targeted regions in eight new markets, and also enhance IRT’s presence in three existing markets;

•	the Combined Company is expected to have meaningful revenue and cost synergy potential, including expected net operating income accretion and significant savings in general and administrative expenses;

•	the transaction is expected to be accretive to 2016 core funds from operations per share, with meaningful identified run-rate cost savings and net operating income upside;

•	as a result of its larger size, stronger balance sheet and greater access to multiple forms of capital, the Combined Company is expected to result in a lower cost of capital over the long term than IRT on a stand-alone basis;

•	the benefits of greater operating efficiencies and lower cost of capital, if realized, will allow the Combined Company to compete more effectively for acquisition and development opportunities, while improving the financial impact of those transactions; and

•	the expectation that the Combined Company will have enhanced dividend safety and growth potential.

•	Efficiency of a Portfolio Acquisition. The opportunity to acquire through a single transaction a portfolio of high-quality properties could not be easily replicated through acquisitions of individual assets.

•	Exchange Ratio Not Dependent on Market Conditions. The IRT Board also considered that the Exchange Ratio, which will not fluctuate as a result of changes in the market prices of shares of IRT common stock or TSRE common stock, and, in fact, can change only at IRT’s discretion and cannot increase, provides certainty, and even some control on the part of IRT, as to the respective pro forma percentage ownership of the Combined Company.

•	Opinion of Financial Advisor. The IRT Board considered the financial analyses it reviewed and discussed with representatives of Deutsche Bank on May 10, 2015 and the oral opinion of Deutsche Bank rendered to the IRT Board on May 10, 2015, subsequently confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the Merger Consideration to be paid by IRT pursuant to the Merger Agreement was fair, from a financial point of view, to IRT, as more fully described below in the section “—Opinion of IRT’s Financial Advisor” beginning on page 84.

•	Familiarity with Businesses. The IRT Board considered its knowledge of the business, operations, financial condition, earnings and prospects of IRT and TSRE, taking into account the results of IRT’s due diligence review of TSRE, as well as its knowledge of the current and prospective environment in which IRT and TSRE operate, including economic and market conditions.

•	High Likelihood of Consummation. The IRT Board considered the commitment on the part of both parties to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement, and the likelihood that the stockholder approvals needed to complete the Merger would be obtained in a timely manner.

The IRT Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. These factors included:

•	although IRT has entered into the DB Commitment Letter for the DB Term Loan Facility, the closing of the Merger is not conditioned on IRT’s ability to obtain financing for the transaction and IRT is required to use its reasonable best efforts to obtain alternate funding if necessary to complete the Merger;

•	risks related to the additional indebtedness that IRT will be required to incur to complete the Merger, including the risk of increasing IRT’s vulnerability to general adverse economic and industry conditions, limiting IRT’s ability to obtain additional financing as needed in the future, requiring the use of a substantial portion of IRT’s cash flow from operations for the payment of principal and interest on such indebtedness (thereby reducing IRT’s ability to use cash flow to fund normal expenses and other operating requirements), limiting IRT’s flexibility in planning for (or reacting to) changes in IRT’s business and industry and putting IRT at a disadvantage compared to competitors with less indebtedness;

•	the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;

•	the risk that, notwithstanding the likelihood of the Merger being completed, the Merger may not be completed, or that completion may be unduly delayed, including the effect of the pendency of the Merger and the effect such failure to be completed may have on the trading price of IRT common stock and IRT’s operating results, particularly in light of the costs incurred in connection with the transaction;

•	the risk that the anticipated strategic and financial benefits of the Merger may not be fully realized or not realized at all;

•	the risk of other potential difficulties in integrating the two companies and their respective operations;

•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the Merger and the costs of integrating the businesses of IRT and TSRE;

•	consummation of the Merger could trigger a mandatory prepayment of certain TSRE debt unless such debt can be assumed or appropriate lender consents or waivers are received. Moreover, certain TSRE debt cannot be prepaid and can only be assumed if conditions are met, thus requiring meeting such conditions for any assumption of such debt or receiving lender consents or waivers in order to avoid a default on this debt upon the consummation of the Merger. If those conditions cannot be met or such consents and waivers cannot be obtained prior to consummation of the Merger, the existing debt of TSRE might need to be repaid and/or refinanced. This may result in higher than-anticipated transaction expenses to IRT;

•	the fact that the ownership percentage of holders of IRT common stock in the Combined Company will be diluted by the Merger;

•	the restrictions on the conduct of IRT’s business prior to the completion of the Merger, which could delay or prevent IRT from undertaking business opportunities that may arise or certain other specified actions it would otherwise take with respect to the operations of IRT absent the pending completion of the Merger

•	IRT may be required to pay a reverse termination fee of $25.0 million or reimburse up to $5.0 million of TSRE’s expenses if the Merger Agreement is terminated under certain circumstances; and

•	other matters described under the section “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

This discussion of the foregoing information and material factors considered by the IRT Board in reaching its conclusion and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the IRT Board in evaluating the Merger Agreement and the transactions contemplated by it, including the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), and the complexity of these matters, the IRT Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the IRT Board may have given different weight to different factors. The IRT Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger).

This explanation of the reasoning of the IRT Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Recommendation of the TSRE Board and Its Reasons for the Merger

The TSRE Board has approved the Merger Agreement and determined that the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of TSRE and its stockholders. The decision of the TSRE Board to enter into the Merger Agreement was the result of careful consideration by the TSRE Board.

In reaching its decision to approve, and to recommend that TSRE’s stockholders approve, the Merger and the other transactions contemplated by the Merger Agreement, the TSRE Board consulted with TSRE’s executive management team as well as TSRE’s outside legal and financial advisers. The TSRE Board considered a number of factors, including the following material factors that the TSRE Board viewed as supporting its decision to approve the Merger and the other transactions contemplated by the Merger Agreement and to recommend that TSRE stockholders approve the Company Merger and the other transactions contemplated by the Merger Agreement based upon numerous factors, including the following material factors:

•	Attractive Valuation: The effective Company Merger Consideration of $7.60 per share of TSRE common stock as of the date of the Merger Agreement represented an approximate 6.1% to 6.9% premium (the range depending on the Per Share Cash Amount determined by IRT) over the closing price of TSRE common stock on October 31, 2015, the date the TSRE Board announced that it was undertaking an exploration of strategic alternatives, and an approximate 3.4% to 4.2% premium (the range depending on the Per Share Cash Amount determined by IRT) over the closing price of TSRE common stock on May 8, 2015, the last trading day prior the announcement of the Merger Agreement.

•	Mix of Consideration: TSRE stockholders will receive between 40% and 50% of the Company Merger Consideration in IRT common stock and 50% to 60% of the Company Merger Consideration in cash. As a result, TSRE stockholders will receive both immediate cash value and an opportunity to continue to participate in the Combined Company as stockholders.

•	Strategic Benefits: Because TSRE stockholders will receive a portion of the Company Merger Consideration in the form of IRT common stock, TSRE stockholders will be able to participate in potential strategic opportunities and benefits including the following:

•	the scale of the Combined Company, with 50 properties and 14,044 units, is expected to provide a stronger platform to pursue accretive acquisitions and transformational opportunities;

•	the Combined Company is expected to have meaningful revenue and cost synergy potential, including expected net operating income accretion and significant savings in general and administrative expenses;

•	as a result of its larger size, greater public float, stronger balance sheet and greater access to multiple forms of capital, the Combined Company has the potential to improve its cost of capital over the long term compared to TSRE on a stand-alone basis;

•	the benefits of greater operating efficiencies and improved cost of capital, if realized, will allow the Combined Company to compete more effectively for acquisition and development opportunities, while improving the financial impact of those transactions;

•	Messrs. Ross and Pridgen will become members of the IRT Board upon closing of the Merger, allowing for stewardship over the Combined Company by board members familiar with TSRE’s portfolio and the multi-family business more generally; and

•	the expectation that the Combined Company will have enhanced dividend safety and growth potential.

•	Fixed Exchange Ratio: Because the IRT common stock portion of the Company Merger Consideration is based on a fixed exchange ratio, TSRE stockholders will benefit from any increase in the trading price of IRT’s common stock before the closing of the Merger.

•	Significant Downside Protection: Because between 50% and 60% of the Company Merger Consideration is payable to TSRE stockholders in cash, and because the TSRE Board negotiated the ability to terminate the Merger Agreement if a decline in the price of IRT’s common stock exceeds a decline in the MSCI US REIT Index by 15% or more, TSRE stockholders are protected from the full effect of any decrease in the trading price of IRT common stock between the date of the Merger Agreement and the closing of the Merger.

•	Robust Process: Based upon a thorough review by the TSRE Board of strategic alternatives and other alternative transactions available to TSRE, the TSRE Board believed that the Merger was more favorable to TSRE stockholders than the other potential strategic alternatives that were available to TSRE.

•	Stock Consideration Not Currently Taxable: The Merger is currently intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and is, therefore, not expected to be taxable to TSRE stockholders with respect to the IRT common stock portion of their Company Merger Consideration.

•	Opinion of Financial Advisor: The TSRE Board considered the oral opinion of J.P. Morgan delivered to the TSRE Board, which was confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of TSRE’s Financial Advisor” beginning on page 95. The full text of the written opinion of J.P. Morgan, dated May 11, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, is attached as Annex G to this joint proxy statement/prospectus.

•	High Likelihood of Consummation. The TSRE Board considered the commitment on the part of both parties to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement, and the likelihood that the stockholder approvals needed to complete the Merger would be obtained in a timely manner in part as a result of the voting agreements.

•	Terms and Conditions of the Merger Agreement: The TSRE Board considered the terms of the Merger Agreement, including that:

•

TSRE has the right under certain circumstances to consider and respond to an unsolicited written acquisition proposal, and, if after consultation with legal and financial advisers, the TSRE Board determines in good faith that such acquisition proposal is a superior proposal and determines, after consultation with legal counsel, that failure to take such action would be inconsistent with the duties of members of the TSRE Board under applicable law, and IRT chooses not to negotiate improvements to the Merger Agreement to make it superior, TSRE may enter into an agreement with respect to such superior proposal and terminate the Merger Agreement upon the payment of a termination fee of $12.0 million;

•	in the event that the TSRE Board undertakes an adverse recommendation change, TSRE may terminate the Merger Agreement upon the payment of up to $5.0 million of IRT’s expenses or, under certain circumstances, a termination fee of $12.0 million;

•	IRT does not have any financing condition with respect to its obligation to consummate the Merger; and

•	IRT is required to pay TSRE a $25.0 million reverse termination fee if the Merger Agreement is terminated (i) by either IRT or TSRE because (A) the Merger has not been consummated on or before October 15, 2015 (subject to extension by IRT in certain limited circumstances) or (B) if all conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their nature are to be satisfied at the closing, provided that such conditions are reasonably capable of being satisfied) and IRT is unable to satisfy its obligation to effect the closing at such time because it is unable to obtain the financing that is necessary to pay the cash portion of the Merger Consideration, or (ii) the closing of the Merger has not occurred within two business days after TSRE has delivered written notice to IRT that all conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction of such conditions at such time) and TSRE is ready, willing and able to effect the closing of the Merger.

The TSRE Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. These factors included:

•	the risk that, because the IRT common stock portion of the Company Merger Consideration is based upon a fixed exchange ratio, TSRE stockholders will be adversely affected by any decrease in the trading price of IRT common stock between the announcement of the Merger Agreement and the closing of the Merger, including as a result of the potential dilutive effect of any offering of common stock conducted by IRT in order to help finance the cash portion of the Merger Consideration;

•	the risk that the market perception of IRT’s external management structure could have a negative effect on the trading of IRT common stock following the Merger;

•	the risk that the Merger may not be completed or may be unduly delayed because conditions to closing may not be satisfied, including:

•	the approval by TSRE stockholders of the Merger and the other transactions contemplated by the Merger Agreement;

•	the approval by IRT stockholders of the issuance of the IRT common stock issuable in the Merger (including shares of IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger);

•	the condition that certain lender consents and loan amendments be obtained; and

•	other conditions outside of TSRE’s control;

•	the risk that the Combined Company may not realize all of the potential strategic benefits and/or revenue and cost synergies of the Merger described above or otherwise;

•	the risks posed by the additional indebtedness to be incurred by IRT in connection with its financing of cash portion of the Merger Consideration;

•	the risks posed by IRT’s potential inability to obtain all financing necessary to consummate the Merger;

•	the significant costs involved in connection with entering into and completing the Merger and the substantial time and effort of TSRE’s executive management team required to consummate the Merger and the related disruptions in the operation of the TSRE business;

•	the restrictions on the conduct of TSRE’s business contained in the Merger Agreement, which could delay or prevent TSRE from undertaking certain activities and capitalizing on certain business opportunities that may arise prior to consummation of the Merger;

•	the pending Merger or failure to complete the Merger may cause substantial and irreparable harm to relationships with TSRE’s employees, tenants, service providers and other business associates and could divert the attention of TSRE’s executive management team and employees away from the day-to-day operation of the TSRE business;

•	the inability to solicit competing acquisition proposals and the possibility that a $12.0 million termination fee payable by TSRE upon termination of the Merger Agreement in certain circumstances could discourage potential bidders from making a competing offer to acquire TSRE; and

•	some of TSRE’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the interests of TSRE stockholders.

Although the foregoing discussion sets forth the material factors considered by the TSRE Board in reaching its recommendation, it may not include all of the factors considered by the TSRE Board, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the TSRE Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The TSRE Board realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the TSRE Board concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole.

THE TSRE BOARD HAS APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF TSRE AND ITS STOCKHOLDERS. ACCORDINGLY, THE TSRE BOARD RECOMMENDS THAT TSRE STOCKHOLDERS VOTE “FOR” APPROVAL OF THE COMPANY MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering the recommendation of the TSRE Board to approve the Company Merger and the other transactions contemplated by the Merger Agreement, you should be aware that certain of TSRE’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of TSRE stockholders generally. See “—Interests of TSRE’s Directors and Executive Officers in the Merger” beginning on page 105.

The explanation of the reasoning of the TSRE Board and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

Opinion of IRT’s Financial Advisor

Deutsche Bank has acted as financial advisor to IRT in connection with the Merger. At the May 10, 2015 meeting of the IRT Board, Deutsche Bank rendered its oral opinion to the IRT Board, subsequently confirmed by delivery of a written opinion dated May 11, 2015, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Merger Consideration to be paid by IRT in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to IRT.

The full text of Deutsche Bank’s written opinion, dated May 11, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is included in this document as Annex F and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the IRT Board in connection with and for the purpose of its evaluation of the Merger. Deutsche Bank’s opinion was limited to the fairness of the Merger Consideration to be paid pursuant to the Merger Agreement, from a financial point of view, to IRT as of the date of the opinion. IRT did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Merger or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of IRT or its subsidiaries, nor did it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by IRT to engage in the Merger or the relative merits of the Merger as compared to any alternative transactions or business strategies. Nor did Deutsche Bank express any opinion, and Deutsche Bank’s opinion does not constitute a recommendation, as to how any holder of IRT common stock should vote with respect to the Merger or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any the officers, directors, or employees of any parties to the Merger, or any class of such persons, in connection with the Merger whether relative to the Merger Consideration or otherwise. Deutsche Bank’s opinion does not in any manner address the prices at which the IRT common stock or any other securities will trade at any time.

Deutsche Bank’s opinion noted that, pursuant to the Merger Agreement, IRT may, subject to limitations provided therein, elect to increase the cash portion of the Merger Consideration to more than $3.80 per share of TSRE common stock or TSR OP Unit, which would result in a decrease in the number of shares of IRT common stock and IROP Units included in the Merger Consideration. Deutsche Bank’s opinion also noted that, pursuant to the Merger Agreement, the cash portion of the Merger Consideration may be further adjusted if IRT has made such an election to increase the cash portion of the Merger Consideration and the stock portion of the Merger Consideration (calculated using the closing price of IRT common stock on the NYSE MKT on the trading day prior to the closing date of the Merger) would be less than 40% of the total Merger Consideration. Deutsche Bank noted that, for purposes of its opinion, the IRT Board instructed Deutsche Bank to assume, and Deutsche Bank assumed, that the cash portion of the Merger Consideration will be $3.80 per share of TSRE common stock or TSR OP Unit, as applicable.

In connection with its role as financial advisor to IRT, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning TSRE and IRT. Deutsche Bank also reviewed certain internal analyses, financial forecasts and other information relating to TSRE and IRT prepared by management of IRT. Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of TSRE regarding the businesses and prospects of TSRE and with certain senior officers of IRT regarding the businesses and prospects of TSRE, IRT and the Combined Company. In addition, Deutsche Bank:

•	reviewed the reported prices and trading activity for the TSRE common stock and IRT common stock;

•	compared certain financial and stock market information for TSRE and IRT with, to the extent publicly available, similar information for certain other companies it considered relevant whose securities are publicly traded;

•	reviewed, to the extent publicly available, the financial terms of recent business combinations which Deutsche Bank deemed relevant;

•	reviewed the Merger Agreement; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning TSRE or IRT, including any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the IRT Board, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal (other than certain third party appraisals of properties held by IRT and its subsidiaries) of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of TSRE, IRT or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of TSRE, IRT or any of their respective subsidiaries under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by IRT to be achieved as a result of the Merger, which are collectively referred to in this document, including certain assumptions regarding IRT’s management fee structure, as the “synergies,” made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the IRT Board, that such forecasts, including the synergies, had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of IRT as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including the synergies, or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the IRT Board, that in all respects material to its analysis, the Merger would be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to its analysis, including, among other things, that (a) the Company Merger will be treated as a reorganization under Section 368(a) of the Code and (b) the Partnership Merger will be treated as an “asset over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i). Deutsche Bank further assumed with the knowledge and permission of the IRT Board that (a) the IROP Units, which are exchangeable into IRT common stock on a one-for-one basis, are economically equivalent to IRT common stock, and (b) that the TSR OP Units, which are exchangeable into TSRE common stock on a one-for-one basis, are economically equivalent to TSRE common stock. Deutsche Bank was advised by IRT that each of IRT and TSRE have operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its formation as a REIT, and Deutsche Bank assumed, at the direction of the IRT Board, that the Merger will not adversely affect such status or operations of IRT or TSRE. Deutsche Bank also assumed, with the knowledge and permission of the IRT Board, that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by IRT and its other advisors with respect to such issues.

IRT selected Deutsche Bank as its financial advisor in connection with the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between IRT and Deutsche Bank, dated May 10, 2015, IRT has agreed to pay Deutsche Bank a transaction fee of $4.0 million for its services as financial advisor to IRT, of which $2.0 million became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable if Deutsche Bank had advised the IRT Board that it was unable to render an opinion) and the remainder of which is contingent upon consummation of the Merger. IRT has also agreed to reimburse Deutsche Bank for all reasonable fees, expenses and disbursements of Deutsche Bank’s outside counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of Deutsche Bank, in each case on the terms set forth in its engagement letter. IRT has also agreed to indemnify Deutsche Bank and its affiliates to the full extent lawful against certain liabilities, including certain liabilities arising out of its engagement or the Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to in this document as the “DB Group.” One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to IRT or its affiliates unrelated to the Merger for which the DB Group has received compensation of approximately €8,000,000 since January 1, 2013, and for which they may receive compensation in the future, including having acted as the sole bookrunning manager with respect to an offering of 8,050,000 shares of IRT common stock in January 2014, an offering of 8,050,000 shares of IRT common stock in July 2014, and an offering of 6,000,000 shares of IRT common stock in November 2014 and as joint bookrunner with respect to an offering of 4.00% Convertible Senior Notes due 2033 by RAIT, the owner of IRT’s advisor, in December 2013 (aggregate principal amount $141,750,000), as joint book runner with respect to an offering of 10,000,000 common shares of beneficial interest of RAIT in January 2014, as joint bookrunning manager with respect to an offering of 7.625% Senior Notes due 2024 by RAIT in April 2014 (aggregate principal amount $60,000,000), and as joint bookrunning manager with respect to an offering of 7.125% Senior Notes due 2019 by RAIT in August 2014 (aggregate principal amount $71,905,000). One or more members of the DB Group have also agreed to provide financing to IRT in connection with the Merger, for which such members of the DB Group expect to receive compensation. The DB Group may also provide investment and commercial banking services IRT, TSRE and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TSRE, IRT and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Summary of Material Financial Analyses of Deutsche Bank

The following is a summary of the material financial analyses presented by Deutsche Bank to the IRT Board at its meeting held on May 10, 2015, and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 8, 2015, and is not necessarily indicative of current market conditions.

Historical Trading Analysis—TSRE

Deutsche Bank reviewed the historical closing prices for the TSRE common stock during the 52-week period ended May 8, 2015, the last trading day prior to the public announcement of the Merger, which ranged from a low of $6.39 per share on October 14, 2014 to a high of $8.15 per share on December 19, 2014.

Deutsche Bank noted that the closing price of the TSRE common stock on May 8, 2015, the last trading day prior to the public announcement of the Merger, was $7.08. Deutsche Bank also noted that the closing price of the TSRE common stock on October 31, 2014, the last trading day prior to TSRE’s announcement that it intended to explore strategic alternatives, was $6.90 per share and that the one-month VWAP for the TSRE common stock was $7.30 per share as of May 8, 2015.

Deutsche Bank noted that the implied value of the Merger Consideration to be paid by IRT in the Merger is $7.32 per share of TSRE common stock or TSR OP unit, assuming the cash portion of the Merger Consideration is $3.80 per share and the exchange ratio is 0.4108 shares of IRT common stock or IROP Units per share of TSRE common stock or TSR OP Unit, as applicable, taking into account the closing price of IRT common stock of $8.57 per share on May 8, 2015. Deutsche Bank noted that this resulted in an implied enterprise value for TSRE of approximately $632.7 million and represented an implied premium of approximately 3.4% to the closing price per share of TSRE common stock on May 8, 2015. Deutsche Bank also noted that this resulted in an implied 2016 estimated capitalization rate (defined as 2016 estimated net operating income divided by enterprise value) of approximately 6.3% based upon IRT management projections for TSRE, including an additional $1.0 million of annual operating revenue resulting from planned capital expenditures.

Discounted Analyst Price Targets—TSRE

Deutsche Bank reviewed the stock price targets for TSRE common stock in four recently published, publicly available research analysts’ reports, which indicated low and high stock price targets (for the three reports with price targets) ranging from $8.00 to $9.50 per share, resulting in an implied range of value of approximately $7.40 to $8.48 per share when discounted back nine months at an assumed cost of equity of 11%.

Selected Public Companies Analysis—TSRE

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for TSRE with corresponding financial information and valuation measurements for the following six publicly traded multifamily REITs:

•	Apartment Investment and Management Company

•	Camden Property Trust

•	Home Properties, Inc.

•	Mid-America Apartment Communities Inc.

•	Post Properties, Inc.

•	UDR, Inc.

Although none of the above selected companies is directly comparable to TSRE, the companies included were chosen because they are publicly traded companies with financial and operating characteristics that, for purposes of analysis, may be considered similar to those of TSRE. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

For each of the selected companies, Deutsche Bank reviewed the closing stock price on May 8, 2015 as multiples of estimated calendar year 2015 and estimated calendar year 2016 funds from operations, referred to as FFO per share. Deutsche Bank then compared these multiples for the selected REITs with corresponding data and multiples of TSRE, based on IRT management projections and research analysts’ consensus estimates. Deutsche Bank also compared these multiples with corresponding data and multiples for IRT based on IRT management projections, both including and excluding future acquisitions, and consensus estimates. The following table presents the high, mean, median and low multiples for the selected companies, as compared to the corresponding multiples for TSRE and IRT:

Price/FFO Per Share
	2015E	2016E
Selected Companies
High	20.3x	19.3x
Mean	17.7x	16.6x
Median	17.4x	16.3x
Low	14.6x	13.5x
TSRE
IRT Projections	15.1x	13.9x
Consensus Estimates	16.1x	13.6x
IRT
Including Future Acquisitions	11.3x	10.5x
Excluding Future Acquisitions	11.3x	10.4x
Consensus Estimates	10.6x	9.5x

Based in part upon the FFO multiples of the selected companies described above and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per share of TSRE common stock by applying multiples of price per share to 2016 estimated FFO of 12.5x to 14.5x to IRT management estimates of TSRE’s 2016 Core FFO (FFO less transaction expenses), resulting in implied present values per share of TSRE common stock of approximately $6.37 to $7.39.

Selected Transactions Analysis—TSRE

Deutsche Bank reviewed publicly available information relating to the transactions described in the table below involving publicly traded multifamily REITs announced since October 2004. Although none of the selected transactions is directly comparable to the proposed Merger, the companies that participated in the selected transactions are such that, for purposes of analysis, the selected transactions may be considered similar to the proposed Merger.

Date Announced	Target	Acquirer
4/22/15	Associated Estates Realty Corp.	Brookfield Asset Management Inc.

12/18/13	BRE Properties, Inc.	Essex Property Trust, Inc.

6/2/2013	Colonial Properties Trust Inc.	Mid-America Apartment Communities, Inc.

5/29/2007	Archstone-Smith Trust	Tishman Speyer Real Estate Venture VIII, L.P./Lehman Brothers Holdings Inc.

12/19/2005	The Town & Country Trust	Magazine Acquisition GP LLC (Morgan Stanley Real Estate/Onex Real Estate)

10/24/2005	AMLI Residential Property Trust	Prime Property Fund (Morgan Stanley Real Estate)

6/7/2005	Gables Residential Trust	ING Clarion Partners, LLC

10/22/2004	Cornerstone Realty Income Trust	Colonial Properties Trust Inc.

10/4/2004	Summit Properties Inc.	Camden Property Trust

With respect to each selected transaction and based on publicly available information, Deutsche Bank reviewed, among other things, price per share, as a multiple of one-year forward estimated FFO per share and two year forward estimated FFO per share. Financial data for the selected transactions was obtained from public filings, research analysts’ estimates and other publicly available information. This analysis indicated the following high, mean, median and low multiples for the selected transactions:

P/FFO
	FY +1	FY +2
Selected Transactions
High	26.5x	24.4x
Mean	20.2x	19.1x
Median	19.1x	19.6x
Low	13.8x	13.6x

Based in part upon the per share multiples of the selected transactions describe above and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per share of TSRE common stock by applying multiples of equity price per share to 2016 estimated FFO of 16.5x to 19.5x to IRT management estimates of TSRE’s 2016 Core FFO, resulting in implied present values per share of TSRE common stock of approximately $8.41 to $9.94.

Net Asset Value Analysis—TSRE

Deutsche Bank prepared a net asset value analysis for TSRE using IRT management estimates of TSRE’s cash net operating income for the 12-month period beginning July 1, 2015 and asset and liability balances as of June 30, 2015. Capitalization rate ranges varied by property based on the type of property, property age, location, property quality and other factors. This analysis resulted in a weighted average range of capitalization rates from 5.97% to 5.47% based on net operating income. Deutsche Bank selected the range of capitalization rates based on its professional judgment and expertise utilizing, among other things publicly available information and IRT management estimates for TSRE. This analysis indicated a range of implied values per share of TSRE Common Stock of approximately $7.77 to $9.30.

Discounted Cash Flow Analysis—TSRE

Deutsche Bank performed a discounted cash flow analysis of TSRE using financial forecasts and other information and data provided by IRT’s management to calculate a range of implied equity values per share of TSRE common stock as of June 30, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 6.5% to 8.5% to (i) IRT’s management estimates of TSRE’s after-tax unlevered free cash flows for the period from June 30, 2015 through December 31, 2019, and (ii) terminal values derived by using exit capitalization rates of 6.1% to 5.7%.

This analysis resulted in a range of implied present values per share of TSRE common stock of approximately $6.95 to $9.15 per share.

Historical Trading Analysis—IRT

Deutsche Bank reviewed the historical closing prices for the IRT common stock during the 52-week period ended May 8, 2015, the last trading day prior to the public announcement of the Merger, which ranged from a low of $8.30 per share on May 5, 2015 to a high of $10.84 per share on July 10, 2014.

Deutsche Bank noted that the closing price of IRT common stock on May 8, 2015, the last trading day prior to the public announcement of the Merger, was $8.57 as compared to the $9.25 share price used to calculate the exchange ratio with respect to the equity portion of the Merger Consideration.

Discounted Analyst Price Targets—IRT

Deutsche Bank reviewed the stock price targets for TSRE common stock in five recently published, publicly available research analysts’ reports, which indicated low and high stock price targets (for the four reports with price targets) ranging from $10.25 to $11.50 per share, resulting in an implied range of value of approximately $9.48 to $10.63 per share when discounted back nine months at an assumed cost of equity of 11%.

Selected Public Companies Analysis—IRT

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for IRT with corresponding financial information and valuation measurements for the other selected REITs described under “—Selected Public Companies Analysis-TSRE” above.

Although none of the selected companies is directly comparable to IRT, the companies included were chosen because they are publicly traded companies with financial and operating characteristics that, for purposes of analysis, may be considered similar to those of IRT. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based in part upon the FFO multiples of the selected companies described above and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per share of IRT common stock by applying multiples of price per share to 2016 estimated FFO of 9.5x to 13.5x to IRT management estimates of IRT’s 2016 Core FFO, resulting in implied present values per share of IRT common stock of approximately $7.75 to $11.02.

Discounted Cash Flow Analysis—IRT

Deutsche Bank performed a discounted cash flow analysis of IRT using financial forecasts and other information and data provided by IRT’s management to calculate a range of implied equity values per share of IRT common stock as of June 30, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 6.5% to 8.5% to (i) IRT’s management estimates of after-tax unlevered free cash flows for the period from June 30, 2015 through December 31, 2019, and (ii) terminal values derived by using exit capitalization rates of 6.625% to 6.375%.

This analysis resulted in a range of implied present values per share of IRT common stock of approximately $6.55 to $13.00 per share.

Net Asset Value Analysis—IRT

Deutsche Bank prepared a net asset value analysis for IRT using IRT management estimates of IRT’s cash net operating income for the 12-month period beginning July 1, 2015 and asset and liability balances as of June 30, 2015. Capitalization rate ranges varied by property based on the type of property, property age, location, property quality and other factors. This analysis resulted in a weighted average range of capitalization rates from 6.78% to 6.24% based on net operating income. Deutsche Bank selected the range of capitalization rates based on its professional judgment and expertise utilizing, among other things, recent third-party property appraisals and IRT management estimates. This analysis indicated a range of implied values per share of IRT Common Stock of approximately $9.15 to $11.02.

Relative Value Analysis

Based upon a comparison of the range of implied equity values for each of TSRE and IRT calculated pursuant to the historical trading analysis, discounted analyst price targets analysis, selected companies analysis, net asset value analysis and discounted cash flow analysis described above, Deutsche Bank calculated ranges of implied exchange ratios for the Merger. With respect to any given range of exchange ratios, the higher ratio assumes the maximum implied value per share of TSRE common stock less $3.80 per share divided by the minimum implied value per share of IRT common stock and the lower ratio assumes the minimum implied value per share of TSRE common stock less $3.80 per share divided by the maximum implied value per share of IRT common stock. This analysis indicated the following implied ranges of exchange ratios:

Range of Implied Exchange Ratios
Historical Trading Levels	0.2389x-0.5241x
Discounted Analyst Price Targets	0.3387x-0.5253x
Public Trading Comparables	0.2336x-0.4634x
Net Asset Value	0.3603x-0.6011x
Discounted Cash Flow	0.2420x-0.8169x

Deutsche Bank noted that, assuming the cash portion of the Merger Consideration is $3.80 per share, the exchange ratio for the equity portion of the Merger Consideration would be 0.4108 shares of IRT common stock or IROP Units per share of TSRE common stock or TSR OP Unit, as applicable.

Miscellaneous

This summary is not a complete description of Deutsche Bank’s opinion or the underlying analyses and factors considered in connection with Deutsche Bank’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to TSRE, IRT or the Merger.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the IRT Board as to the fairness of the Merger Consideration, from a financial point of view, to IRT as of the date of the opinion and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the management of IRT with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, TSRE or IRT. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of TSRE or IRT or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Merger, including the Merger Consideration, were determined through arm’s-length negotiations between TSRE and IRT and were approved by the IRT Board. Although Deutsche Bank provided advice to the IRT Board during the course of these negotiations, the decision to enter into the Merger Agreement was solely that of the IRT Board. Deutsche Bank did not recommend any specific consideration to IRT or the IRT Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger. As described above, the opinion of Deutsche Bank and its presentation to the IRT Board were among a number of factors taken into consideration by the IRT Board in making its determination to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Certain IRT Unaudited Prospective Financial Information

IRT does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, IRT is including these projections that were made available to the IRT Board and management in connection with the evaluation of the Merger. This information also was provided to Deutsche Bank to the extent noted below. Certain portions of the information were also made available to the TSRE Board and management as well as to TSRE’s financial advisor. The inclusion of this information should not be regarded as an indication that any of IRT, TSRE, their respective advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that the actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year. The unaudited prospective financial information included below are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. IRT stockholders and TSRE stockholders are urged to review the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 37 and 47, respectively, as well as the risks described in the periodic reports of IRT filed with the SEC. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173. The unaudited prospective financial results were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Neither the independent registered public accounting firm of IRT, nor any other independent accountants, have compiled, examined or performed any audit or other procedures with respect to the unaudited prospective financial results contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of IRT contained in IRT’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical consolidated financial statements of IRT. It does not extend to the unaudited prospective financial results and should not be read to do so. Furthermore, the unaudited prospective financial results do not take into account any circumstances or events occurring after the respective dates on which they were prepared.

These unaudited prospective financial results were provided to Deutsche Bank in connection with the preparation of its financial analyses. IRT also evaluated certain unaudited prospective financial results of TSRE that were prepared by TSRE as described under “Certain TSRE Unaudited Prospective Financial Information.” IRT made certain immaterial adjustments to the unaudited prospective financial results prepared by TSRE to decrease revenue and net operating income in connection with its due diligence of the Merger and provided the unaudited prospective financial results of TSRE, as revised by IRT, to Deutsche Bank in connection with the preparation of its financial analyses. For a description of Deutsche Bank’s financial analyses, see “The Merger—Opinion of IRT’s Financial Advisor.”

The following table presents selected unaudited prospective financial information for IRT that was prepared on a standalone basis. The prospective financial information for the fiscal years ending 2015 through 2019 under the heading “Including Acquisitions” was calculated using an assumption that IRT would acquire $400.0 million of assets in each fiscal year. The prospective financial information for the fiscal years ending 2015 and 2016 under the heading “Excluding Acquisitions” was calculated using an assumption that IRT would not acquire any additional assets in those fiscal years:

(in millions)	Including Acquisitions					Excluding Acquisitions
		Year Ending December 31,
	2015	2016	2017	2018	2019	2015	2016
Revenue	$100.6	$161.5	$214.5	$270.2	$328.6	$88.8	$92.1
Net Operating Income (NOI)	$54.1	$86.9	$115.8	$146.5	$179.0	$48.0	$50.8
Earnings Before Interest Taxes Depreciation and Amortization (EBITDA)	$47.2	$75.1	$100.0	$126.4	$154.4	$41.7	$43.8
Funds From Operations (FFO)	$24.1	$37.3	$47.9	$63.2	$78.6	$24.0	$25.8
Core FFO	$27.9	$41.7	$52.8	$68.6	$84.6	$25.1	$27.1

For purposes of the unaudited prospective financial information of IRT presented herein, NOI is a non-GAAP financial performance measure that represents property-related revenue less property-related expenses. For purposes of the unaudited prospective financial information of IRT presented herein, EBITDA is calculated as net income before interest expense, income taxes, depreciation and amortization. IRT computes FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss allocated to common stock (computed in accordance with GAAP), excluding real estate-related depreciation and amortization expense, gains or losses on sales of real estate and the cumulative effect of changes in accounting principles. Core FFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including acquisition expenses, expensed costs related to the issuance of shares of IRT’s common stock, gains or losses on real estate transactions and equity-based compensation expenses, from the determination of FFO. IRT incurs acquisition expenses in connection with acquisitions of real estate properties and expenses those costs when incurred in accordance with U.S. GAAP. As these expenses are one-time and reflective of investing activities rather than operating performance, IRT adds back these costs to FFO in determining Core FFO.

IRT and TSRE calculate certain non-GAAP financial metrics, including NOI, EBITDA, FFO and Core FFO, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to IRT and TSRE may not be directly comparable to one another.

In preparing the foregoing unaudited prospective financial results, IRT made a number of assumptions and estimates regarding, among other things, future interest rates, IRT’s future stock price, the level of future investments by IRT and the yield to be achieved on such investments, financing of future investments, including leverage ratios, future property sales by IRT, future mortgage and receivable loan payoffs to IRT, the ability to refinance certain of IRT’s outstanding secured and unsecured debt and the terms of any such refinancing, and future capital expenditures and dividend rates. IRT management believes these assumptions and estimates were reasonably prepared, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 37 and 47, respectively, as well as the risks described in the periodic reports of IRT filed with the SEC. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of IRT and/or TSRE and will be beyond the control of the Combined Company.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial results set forth above. While presented with numerical specificity, the inclusion of the above unaudited prospective financial results in this joint proxy statement/prospectus should not be regarded as an indication that the prospective financial will be necessarily predictive of actual future events, and such information should not be relied on as such. There can be no assurance that projected results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial results, whether or not the merger is completed. In addition, the above unaudited prospective financial results do not give effect to the Merger. None of IRT, TSRE, or their respective officers, directors, affiliates, advisors or other representatives has made any representations regarding the ultimate performance of IRT compared to the information included in the above unaudited prospective financial results.

IRT stockholders and TSRE stockholders are urged to review IRT’s most recent SEC filings for a description of IRT’s results of operations and financial condition and capital resources during 2014, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in IRT’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the period ended March 31, 2015, which are incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

IRT DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Opinion of TSRE’s Financial Advisor

Pursuant to an engagement letter dated June 19, 2014, TSRE retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At the meeting of the TSRE Board on May 10, 2015, J.P. Morgan rendered its oral opinion to the TSRE Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its May 10, 2015 oral opinion by delivering its written opinion to the TSRE Board, dated May 11, 2015, that, as of such date, the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the TSRE Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated May 11, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference. TSRE’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the TSRE Board, is directed only to the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger and does not constitute a recommendation to any stockholder of TSRE as to how such stockholder should vote with respect to the Company Merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning TSRE and IRT and the industries in which they operate;

•	compared the financial and operating performance of TSRE and IRT with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of TSRE’s common stock and IRT’s common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of TSRE and IRT relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of TSRE and IRT with respect to certain aspects of the Merger, and the past and current business operations of TSRE and IRT, the financial condition and future prospects and operations of TSRE and IRT, the effects of the Merger on the financial condition and future prospects of TSRE and IRT, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by TSRE and IRT or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of TSRE or IRT under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TSRE and IRT to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of TSRE, and will be consummated as described in the Merger Agreement. The management of TSRE also instructed J.P. Morgan to assume that the cash portion of the Company Merger Consideration will equal either $3.80 per share (the “Minimum Cash Consideration”) or $4.56 per share (the “Maximum Cash Consideration”). J.P. Morgan has also assumed that the representations and warranties made by TSRE, TSR OP, IRT, IROP, IRT LP LLC and OP Merger Sub in the Merger Agreement and any related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to TSRE with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on TSRE or IRT or on the contemplated benefits of the Merger.

The projections furnished to J.P. Morgan for TSRE and IRT were prepared by the respective managements of each company. Neither TSRE nor IRT publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “Certain TSRE Unaudited Prospective Financial Information” beginning on page 101.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Company Merger Consideration to be paid to the holders of TSRE common stock in the proposed Company Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of TSRE or TSR OP or as to the underlying decision by TSRE to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the consideration to be paid to the holders of TSRE common stock in the Merger or with respect to the fairness of any such compensation. J.P. Morgan has expressed no opinion as to the price at which TSRE common stock or IRT common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared certain trading multiples of TSRE and IRT with similar data for publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to TSRE’s and IRT’s businesses or aspects thereof.

For TSRE, the companies selected by J.P. Morgan were as follows:

•	Camden Property Trust

•	Apartment Investment and Management Company (AIMCO)

•	Mid-America Apartment Communities, Inc.

•	Post Properties, Inc.

•	Associated Estates Realty Corporation

For IRT, the companies selected by J.P. Morgan were as follows:

•	Camden Property Trust

•	Apartment Investment and Management Company (AIMCO)

•	Mid-America Apartment Communities, Inc.

•	Post Properties, Inc.

•	Associated Estates Realty Corporation

•	Milestone Apartments REIT

•	Preferred Apartment Communities, Inc.

These companies were selected for each of TSRE and IRT, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TSRE and IRT based on the nature of their assets and operations and the form and geographic location of their operations. However, certain of these companies may have characteristics that are materially different from those of TSRE and IRT. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect TSRE or IRT.

For each company listed above, J.P. Morgan calculated and compared the multiple of equity market price per share to research analysts’ consensus estimates for adjusted funds from operations (“AFFO”) for the calendar year 2015 (“P / 2015E AFFO”) based on publicly available information and market data as of May 8, 2015.

Results of the analysis are as follows:

	TSRE	IRT
P /2015E AFFO
Peer high	22.7x	22.7x
Peer average	20.3x	18.1x
Peer median	21.1x	19.8x
Peer low	17.0x	12.0x

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges for P / 2015E AFFO of 17.0x – 20.0x for TSRE and of 12.0x – 16.0x for IRT.

After applying such ranges to the respective estimated 2015 AFFO for each of TSRE and IRT based on projections by TSRE and IRT management, the analysis indicated the following implied equity value per share ranges for TSRE and IRT common stock, rounded to the nearest $0.05:

	Equity value per TSRE share	Equity value per IRT share
Public Trading Multiples Analysis
P / 2015E AFFO	$6.20 – $7.30	$8.05 – $10.75

The range of implied equity value per share for TSRE was compared to TSRE’s closing share price of $7.08 on May 8, 2015, and the range of implied equity value per share for IRT was compared to IRT’s closing share price of $8.57 on May 8, 2015.

Net Asset Value Analysis

J.P. Morgan prepared a per share net asset value analysis for each of TSRE and IRT using calendar year 2015 estimated nominal net operating income (post management fee) and asset and liability balances as of March 31, 2015. J.P. Morgan applied a range of blended capitalization rates of 5.7% to 6.0% for TSRE and 6.4% to 6.7% for IRT to the calendar year 2015 estimated nominal net operating income (post management fee) of each company in order to arrive at an aggregate value for each company’s real estate as of March 31, 2015. The capitalization rate ranges represented estimated blended rates based on the quality of assets held by each company and based on estimated private market capitalization rates by property type, market size and quality based on research analyst estimates. J.P. Morgan then deducted mortgage debt and revolver debt balances from these aggregate values, and added the value of other net tangible assets, in order to arrive at a range of implied net asset equity values for each company. The implied net asset equity values for TSRE and IRT were divided by the number of diluted shares outstanding at TSRE and IRT, respectively, to arrive at a range of implied net asset values per share of TSRE and IRT common stock. J.P. Morgan then deducted deferred maintenance liabilities to arrive at a range of implied adjusted net asset values per share of IRT common stock.

The analysis indicated the following implied equity value per share ranges for TSRE and IRT common stock, rounded to the nearest $0.05:

	Equity value per TSRE share	Equity value per IRT share
Net Asset Value Analysis	$6.70 – $7.65	$8.50 – $9.55

The range of implied equity value per share for TSRE was compared to TSRE’s closing share price of $7.08 on May 8, 2015, and the range of implied equity value per share for IRT was compared to IRT’s closing share price of $8.57 on May 8, 2015.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for each of TSRE’s common stock and IRT’s common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation and amortization, capital expenditures and changes in net working capital. “Present value” refers to the current value of the cash flows generated by the asset and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows that TSRE and IRT are expected to generate during calendar years 2015 through 2024 based upon financial projections prepared by the respective managements of each company. J.P. Morgan also calculated a range of terminal values of TSRE and IRT at the end of the ten-year period ending 2024 by applying a perpetual growth rate ranging from 1.75% to 2.25% of the unlevered free cash flow of each company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of June 30, 2015 using a range of discount rates from 7.25% to 7.75%. The discount rate range was based upon J.P. Morgan’s analysis of the weighted average cost of capital of each company.

Based on the foregoing, this analysis indicated the following implied equity value per share ranges for TSRE and IRT common stock, rounded to the nearest $0.05:

	Equity value per TSRE share	Equity value per IRT share
Discounted Cash Flow Analysis	$5.80 – $8.15	$9.35 – $13.00

The range of implied equity value per share for TSRE was compared to TSRE’s closing share price of $7.08 on May 8, 2015, and the range of implied equity value per share for IRT was compared to IRT’s closing share price of $8.57 on May 8, 2015.

Relative Valuation Analysis

Based upon a comparison of the implied equity values for each of TSRE and IRT calculated in its public trading multiples analysis, net asset value analysis and discounted cash flow analysis described above, J.P. Morgan calculated a range of implied exchange ratios for the Company Merger.

For each comparison, J.P. Morgan compared the highest equity value for TSRE, less the cash portion of the Company Merger Consideration, to the lowest equity value for IRT to derive the highest implied exchange ratio implied by each set of reference ranges. J.P. Morgan also compared the lowest equity value for TSRE, less the cash portion of the Company Merger Consideration, to the highest equity value for IRT to derive the lowest implied exchange ratios implied by each set of reference ranges. Pursuant to instructions from TSRE’s management, J.P. Morgan calculated each comparison assuming that the cash portion of the Company Merger Consideration would equal either the Minimum Cash Consideration or the Maximum Cash Consideration.

The analysis indicated the following implied exchange ratios for each of the Minimum Cash Consideration or the Maximum Cash Consideration scenarios:

Range of implied exchange ratios
	Minimum Cash Consideration	Maximum Cash Consideration
Public Trading Multiples Analysis
P / 2015E AFFO	0.223x – 0.434x	0.152x – 0.339x
Net Asset Value Analysis	0.306x – 0.450x	0.226x – 0.361x
Discounted Cash Flow Analysis	0.152x – 0.463x	0.094x – 0.382x

For each of the Minimum Cash Consideration and the Maximum Cash Consideration scenarios, J.P. Morgan then compared the respective ranges of implied exchange ratios above to the natural exchange ratio (calculated as the closing market price per share of TSRE common stock as of May 8, 2015, less the applicable cash portion of the Consideration, divided by IRT’s closing market price per share of IRT common stock as of May 8, 2015) and the offer exchange ratio (calculated as the offer price of $7.60, less the Per Share Cash Amount, divided by a fixed price of $9.25 per share of IRT common stock, in accordance with the Merger Agreement). J.P. Morgan calculated a natural exchange ratio of 0.383x and an offer exchange ratio of 0.411x for the Minimum Cash Consideration scenario, and a natural exchange ratio of 0.294x and an offer exchange ratio of 0.329x for the Maximum Cash Consideration scenario.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to TSRE or IRT. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TSRE or IRT. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to TSRE or IRT.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise TSRE with respect to the Merger on the basis of such experience and its familiarity with TSRE.

For services rendered in connection with the Merger, TSRE has agreed to pay J.P. Morgan a fee of approximately $5.0 million, a substantial portion of which will become payable only if the proposed Merger is consummated. In addition, TSRE has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

Other than with respect to its engagement by TSRE in connection with the Merger, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with TSRE, TSR OP, IRT or IROP during the two years preceding the date of J.P. Morgan’s written opinion. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of TSRE or IRT for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Certain TSRE Unaudited Prospective Financial Information

Historically, TSRE has not provided periodic earnings guidance nor does TSRE, as a matter of course, make public its management’s forecasts or projections of future performance or earnings. In connection with the Merger, TSRE has determined to make available to TSRE’s stockholders projections of its anticipated future operating performance for the three fiscal years ending 2015 through 2017 (the “TSRE Management Projections”). The TSRE Management Projections were provided to J.P. Morgan in February 2015 in connection with the rendering of J.P. Morgan’s fairness opinion and to IRT in connection with their due diligence in anticipation of the Merger. The TSRE Management Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information or GAAP. TSRE’s independent registered public accounting firm has not compiled or examined the TSRE Management Projections or expressed any conclusion or provided any form of assurance with respect to the TSRE Management Projections and, accordingly, assumes no responsibility for them.

The TSRE Management Projections included below are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. See “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 47. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the TSRE Management Projections were not prepared by TSRE in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by TSRE’s management with respect to, among other things, general economic, market, interest rate and financial conditions, the availability and cost of capital for future investments, TSRE’s ability to lease or re-lease space at current or anticipated rents, changes in the supply of and demand for its properties, risks and uncertainties associated with the development, acquisition or disposition of properties, competition within the industry, real estate and market conditions, and other matters. None of the assumptions underlying the projections may be realized, and they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond TSRE’s control. Accordingly, there can be no assurance that the assumptions made in preparing the TSRE Management Projections will prove accurate, and actual results may materially differ. In addition, the TSRE Management Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Merger, which may also cause actual results to materially differ.

For these reasons, as well as the bases and assumptions on which the TSRE Management Projections were compiled, the inclusion of the information set forth below should not be regarded as an indication that the TSRE Management Projections will be an accurate prediction of future events, that any recipient of the TSRE Management Projections considered, or now considers, them to be a reliable predictor of future events, and they should not be relied on as such. No one has made, or makes, any representation regarding the information contained in the projections and, except as required by applicable securities laws, neither TSRE nor IRT intends to update or otherwise revise the TSRE Management Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.

TSRE Management Projections

The TSRE Management Projections assumes no additional debt or equity issuances and no operating properties will be acquired or disposed, except for the additional 100 units at TSRE’s Waterstone at Big Creek community that were acquired on March 26, 2015. Management of TSRE believed these projections to be its best estimates as to the future financial performance of TSRE on a stand-alone basis.

Trade Street Residential, Inc.

Management Projections Summary(1)

(in thousands) Metric	Projected 2015	Projected 2016	Projected 2017
Net Operating Income (“NOI”)(2)	$38,502.3	$40,044.1	$41,483.7
Net Loss Attributable to Common Stockholders	(692.4)	(2,760.3)	(3,786.0)
Funds From Operations (“FFO”)(3)	15,267.7	16,721.9	17,764.7
Core FFO(4)	16,131.7	17,651.9	18,748.7
Adjusted FFO(5)	14,231.7	15,751.9	17,002.5
EBITDA(6)	31,489.9	32,502.7	33,417.5
Dividends	13,945.4	13,945.4	13,945.4

(1)	TSRE’s Management Projections do not assume any additional debt or equity issuances or the acquisition or disposition of any operating properties, except for the 100 additional units at TSRE’s Waterstone at Big Creek community that were acquired on March 26, 2015.
(2)	TSRE’s management believes that NOI is a useful measure of TSRE’s operating performance and defines NOI as total property revenues less total property operating expenses, excluding depreciation and amortization. Other REITs may use different methodologies for calculating NOI, and accordingly, TSRE’s NOI may not be comparable to other REITs. TSRE’s management believes that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income. NOI allows management to evaluate the operating performance of TSRE’s properties because it measures the core operations of property performance by excluding corporate level expenses and other items not related to property operating performance and captures trends in rental housing and property operating expenses.
(3)	As defined by the National Association of Real Estate Investment Trusts, FFO represents net income (loss) attributable to common stockholders (computed in accordance with GAAP), excluding gains (or losses) from sales of property, bargain purchase gains, and recognized impairment of real estate assets, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. TSRE’s management considers FFO to be an important supplemental measure of TSRE’s operating performance, believes it assists in the comparison of TSRE’s operating performance between periods to that of different REITs and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their operating results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income.

(4)	TSRE’s management also uses Core FFO as an operating measure. Core FFO includes adjustments to exclude the impact of straight-line adjustments for ground leases, gains and losses from extinguishment of debt, transaction costs related to acquisitions and recapitalization, management transition costs and certain other non-cash or non-comparable items. TSRE’s management believes that these adjustments are appropriate in determining Core FFO as they are not indicative of the operating performance of TSRE’s assets. In addition, TSRE’s management believes that Core FFO is a useful supplemental measure for the investing community to use in comparing TSRE to other REITs as most REITs provide some form of adjusted or modified FFO.
(5)	TSRE’s management also uses Adjusted FFO (“AFFO”) as an operating measure, which is defined as FFO or, alternatively, Core FFO, depending on the existence of any non-cash, non-comparable items as described above, less recurring and non-recurring capital expenditures. TSRE’s management believes that AFFO is a relevant operating measure as it provides an indication as to whether a REIT can fund from its operating performance the capital expenditures necessary to maintain the condition of its operating real estate assets.
(6)	EBITDA represents earnings before interest, taxes, depreciation and amortization. TSRE’s management includes EBITDA in this table because this metric was used by J.P. Morgan in its review and analysis of TSRE in connection with rendering its opinion to the TSRE Board. See Reconciliation of Net Loss Attributable to Common Stockholders to EBITDA in the table on page 104.

Below are reconciliations between net loss attributable to TSRE common stockholders pursuant to GAAP and the non-GAAP measures noted in TSRE’s Management’s Projection Summary above:

Reconciliation of NOI to Net Loss Attributable to Common Stockholders

(in thousands)	Projected 2015	Projected 2016	Projected 2017
NOI	$38,502.3	$40,044.1	$41,483.7
Depreciation expense	(15,730.7)	(19,477.0)	(21,690.3)
Interest expense	(13,902.8)	(13,727.3)	(13,655.3)
General and administrative expense	(7,965.0)	(8,622.8)	(9,020.2)
Amortization of deferred financing cost	(1,455.4)	(1,123.6)	(1,115.7)
Acquisition and recapitalization costs	(150.0)	—	—
Development and pursuit costs	(35.0)	(30.0)	(30.0)

Net Loss	(736.6)	(2,936.6)	(4,027.8)
Net loss allocated to noncontrolling interest	44.2	176.3	241.8

Net Loss Attributable to Common Stockholders	$(692.4)	$(2,760.3)	$(3,786.0)

Reconciliation of Net Loss Attributable to Common Stockholders to Adjusted FFO

(in thousands)	Projected 2015	Projected 2016	Projected 2017
Net loss attributable to common stockholders	$(692.4)	$(2,760.3)	$(3,786.0)
Net loss allocated to noncontrolling interest	(44.2)	(176.3)	(241.8)
Real estate depreciation expense	15,730.7	19,477.0	21,690.3
Amortization of property tax abatement intangible asset	273.6	181.5	102.2

FFO	$15,267.7	$16,721.9	$17,764.7
Acquisition and recapitalization costs	150.0	—	—
Non-cash stock compensation expense	714.0	930.0	984.0

Core FFO	$16,131.7	$17,651.9	$18,748.7
Capital expenditures	(1,900.0)	(1,900.0)	(1,746.2)

Adjusted FFO	$14,231.7	$15,751.9	$17,002.5

Reconciliation of Net Loss Attributable to Common Stockholders to EBITDA

(in thousands)	Projected 2015	Projected 2016	Projected 2017
Net loss attributable to common stockholders	$(692.4)	$(2,760.3)	$(3,786.0)
Net loss allocated to noncontrolling interest	(44.2)	(176.3)	(241.8)
Add: Depreciation expense	15,730.7	19,477.0	21,690.3
Add: Amortization of property tax abatement intangible asset	273.6	181.5	—
Add: Interest Expense	13,902.8	13,727.3	13,655.3
Add: Amortization of deferred financing costs	1,455.4	1,123.5	1,115.7
Add: Non-cash stock compensation expense	714.0	930.0	984.0
Add: Acquisition and recapitalization costs	150.0	—	—

EBITDA	$31,489.9	$32,502.7	$33,417.5

Interests of IRT’s Directors, Executive Officers and Affiliates in the Merger

Holders of IRT common stock should be aware that certain of IRT’s affiliates have interests in the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of holders of IRT common stock generally, which may create potential conflicts of interest or the appearance thereof. The IRT Board was aware of these interests, among other matters, in approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and in recommending that holders of IRT common stock vote for the proposal to approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). These interests include those discussed below.

Concurrently with the execution and delivery of the Merger Agreement, TSRE entered into a voting agreement with RAIT, which owned approximately 22.8% of the outstanding shares of IRT common stock as of May 8, 2015. Pursuant to the voting agreement, RAIT has agreed to vote in favor of the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), subject to the terms and conditions of contained in the voting agreement. For more information about this voting agreement, see “Voting Agreements” beginning on page 154.

The Advisor is a wholly-owned subsidiary of RAIT, and RAIT owns a 75% controlling equity interest in IRT’s property manager, RAIT Residential. The Advisor is responsible for managing IRT’s day-to-day business operations and identifying properties for IRT to acquire, while RAIT Residential provides services to IRT in connection with the rental, leasing, operation and management of its properties. All of the executive officers of IRT are also employees of RAIT. Each of Scott F. Schaeffer, IRT’s Chairman of the Board and Chief Executive Officer, and James J. Sebra, IRT’s Chief Financial Officer and Treasurer, also hold the same positions at RAIT. IRT’s executive officers have been granted restricted stock awards and stock appreciation rights under IRT’s Long Term Incentive Plan. IRT has an advisory agreement with the Advisor described below and expects to amend the terms of this advisory agreement to extend the term and modify the method to calculate the Advisor’s advisory fee as described below. While the changes to such methods would not necessarily increase the amount of advisory fees paid to the Advisor, due to the increased size of the Combined Company, the Advisor expects to receive increased advisory fees if the Merger is completed. IRT expects to have RAIT Residential serve as the property manager for each of the properties acquired from TSRE as a result of the Merger. While the terms of each property management agreement are expected to be substantially similar to those IRT has used for its properties currently in IRT’s portfolio, due to the increased size of the Combined Company, RAIT Residential expects to receive increased property management fees if the Merger is completed.

IRT has the following management agreements with affiliates of RAIT for the provision of management and advisory services to IRT: (i) an advisory agreement with the Advisor and (ii) property management agreements with RAIT Residential with respect to each of IRT’s properties. Pursuant to the terms of the advisory agreement, the Advisor is compensated as follows:

•	A quarterly base management fee of 0.1875% of average gross real estate assets as of the last day of such quarter. Average gross real estate assets means the average of the aggregate book value of IRT’s real estate assets before reserves for depreciation or other similar noncash reserves and excluding the book values attributable to the eight properties that were acquired prior to August 16, 2013. IRT computes average gross real estate assets by taking the average of these book values at the end of each month during the quarter for which it is calculating the fee.

•	An incentive fee based on IRT’s pre-incentive fee core funds from operations (“Core FFO”), a non-GAAP measure, as defined in the advisory agreement. The incentive fee is computed at the end of each fiscal quarter as follows:

•	no incentive fee in any fiscal quarter in which IRT’s pre-incentive fee Core FFO does not exceed the hurdle rate of 1.75% (7% annualized) of the cumulative gross amount of equity capital IRT has obtained; and

•	20% of the amount of IRT’s pre-incentive fee Core FFO that exceeds 1.75% (7% annualized) of the cumulative gross proceeds from the issuance of equity securities we have obtained.

By October 1, 2015, IRT intends to amend the advisory agreement such that the Advisor will receive (i) a quarterly base management fee of 0.375% of IRT’s cumulative equity raised and (ii) a quarterly incentive fee equal to 20% of Core FFO in excess of $0.20 per share. The amendment to the advisory agreement would also extend the term of the advisory agreement until 2020.

The completion of the Merger by IRT will increase IRT’s average gross real estate assets because of the addition of new properties, and is expected to increase its Core FFO. Under the proposed amended terms of the advisory agreement, if IRT sells IRT common stock as a means of financing the cash portion of the Merger Consideration, the amount of equity raised may be included in the equity used to calculate the base management fee thereunder and result in increased base management fees paid to the Advisor. Therefore, the completion of the Merger is expected to increase the fees to be paid by IRT to the Advisor under the advisory agreement, either as it currently exists or as it is proposed to be amended.

Pursuant to the property management agreements, IRT pays RAIT Residential property management and leasing fees on a monthly basis of an amount up to 4.0% of the gross revenues from the property for each month. In addition to these base management fees, RAIT Residential may be entitled to receive customary due diligence fees, construction management fees, lease-up fees and other similar fees for additional services to be provided by RAIT Residential at the request of IRT. Each property management agreement has an initial one year term, subject to automatic one-year renewals unless either party gives prior notice of its desire to terminate the management agreement. Following the completion of the Merger, IRT anticipates entering into new property management agreements for each of the new properties being acquired in the Merger, which will increase the fees paid by IRT to RAIT Residential.

Interests of TSRE’s Directors and Executive Officers in the Company Merger

In considering the recommendation of the TSRE Board to approve the Company Merger and the other transactions contemplated by the Merger Agreement, TSRE stockholders should be aware that the directors and executive officers of TSRE have certain interests in the Company Merger that may be different from, or in addition to, the interests of TSRE stockholders generally. These interests may create potential conflicts of interest. The TSRE Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement.

Pursuant to the terms of their employment agreements with TSRE, Richard H. Ross, TSRE’s Chief Executive Officer, and Randall C. Eberline, TSRE’s Chief Accounting Officer, will be entitled to: (i) all accrued but unpaid wages through the termination date; (ii) all accrued but unused and unpaid vacation; (iii) any earned but unpaid bonuses relating to the prior year; (iv) all approved, but unreimbursed, business expenses; (v) if the executive is participating in TSRE’s group medical, vision and dental plan immediately prior to the date of termination, a lump sum payment equal to 18 times (or such lesser period that the executive (and his eligible dependents) are entitled to under COBRA) the amount of monthly employer contribution that TSRE made to an issuer to provide medical, vision and dental insurance to the executive (and his eligible dependents) in the month immediately preceding the date of termination; and (vi) a separation payment equal to the sum of three times the executive’s (a) then current base salary and (b) average annual bonus for the two annual bonus periods completed prior to the termination (if the change in control occurs prior to the date the executive was eligible to earn two bonuses, the average bonus for the two-year period will be deemed to be the executive’s target bonus in the year of termination), with such separation payment being payable in a lump sum within 60 days from the date of termination, subject to the executive executing a release that becomes effective and certain other conditions. Additionally all of the executive’s outstanding unvested equity-based awards (including restricted stock and restricted stock units) granted pursuant to TSRE’s Amended and Restated 2013 Equity Incentive Plan will vest and become immediately exercisable and unrestricted, without any action by the TSRE Board or any committee thereof.

Concurrently with the execution and delivery of the Merger Agreement, IRT entered into separate voting agreements with funds affiliated with Senator and Monarch, which collectively owned approximately 48.3% of the outstanding shares of TSRE common stock as of the TSRE Record Date. Pursuant to the voting agreements, Senator and Monarch have each agreed to vote in favor of the Company Merger and the other transactions contemplated by the Merger Agreement, subject to the terms and conditions of the applicable voting agreements, as described under “Voting Agreements” beginning on page 154. In addition, Senator and Monarch each also entered into a lock-up agreement in favor of IRT. Pursuant to the terms of the lock-up agreements, and subject to certain exceptions, each of Senator and Monarch are subject to restrictions on the sale of its shares of IRT common stock for a period of 180 days following the closing of the Merger. Michael Simanovsky and Adam Sklar, each a member of the TSRE Board, are employees of Senator and Monarch, respectively.

Security Ownership of TSRE’s Directors and Executive Officers and Current Beneficial Owners

The following table sets forth information regarding the beneficial ownership of TSRE common stock as of the TSRE Record Date by:

•	each person known by TSRE to be the beneficial owner of more than 5% of the outstanding shares of TSRE based solely upon the amounts and percentages contained in the public filings of such persons;

•	each of TSRE’s officers and directors; and

•	all of TSRE’s officers and directors as a group.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Common Stock(1)
5% Stockholders
Senator Investment Group LP	9,316,055	25.31%
Senator Global Opportunity Fund LP	8,299,002	22.55%
Senator Global Opportunity Intermediate Fund LP	1,017,053	2.76%
Monarch Alternative Capital LP	8,452,678	22.97%
Trade Street Property Fund I, LP Liquidating Trust	3,466,534	9.42%
Forward Management, LLC	2,777,693	7.55%
Michael Baumann	2,640,432	6.75%
Private Management Group, Inc.	1,964,777	5.34%
Westport Capital Partners, LLC	1,926,309	5.23%
BHR Capital, LLC	1,857,624	5.05%
NEOs:
Richard H. Ross	99,091	*
Randall C. Eberline	19,102	*
Directors:
Randolph C. Coley	24,281	*
Mack D. Pridgen III	86,994	*
Nirmal Roy	—	—
Michael Simanovsky	—	—
Adam Sklar	—	—
All NEOs and directors as a group (seven persons)	229,468	* %

*	Less than 1%
(1)	Based on 36,799,570 shares of TSRE’s common stock outstanding as of the TSRE Record Date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of common stock. Shares of TSRE common stock that may be issued upon the redemption of TSR OP Units are deemed outstanding for computing the percentage ownership of the person, entity or group holding the securities but are not deemed outstanding for computing the percentage ownership of any other person.

Regulatory Approvals Required for the Merger

IRT and TSRE are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Litigation Relating to the Merger

On June 11, 2015, three purported stockholders filed a complaint against TSRE and the members of the TSRE Board in the Circuit Court of Maryland for Baltimore City. On July 15, 2015, the plaintiffs amended their complaint and added Senator, Monarch and BHR as defendants. The amended complaint purports to assert class action claims alleging that the members of the TSRE Board breached their fiduciary duties to TSRE and TSRE’s minority stockholders by approving the Merger for inadequate consideration, that the process leading up to the Merger was flawed, and that three directors of TSRE, by virtue of their affiliations with certain stockholders of TSRE, engaged in an alleged self-interested scheme to force the sale of TSRE. The amended complaint alleges that the stockholder defendants aided and abetted these alleged violations and were unjustly enriched by the Merger. Among other relief, the complaint seeks compensatory damages, together with pre- and post-judgment interest; a finding that the individual director defendants are liable for breaching their fiduciary duties; an order requiring that the directors affiliated with the stockholder defendants disgorge all profits, compensation and other benefits obtained by them as a result of their conduct in connection with the Merger; and an award of the plaintiffs’ costs and disbursements of this action, including attorney’s fees. The amended complaint does not seek an injunction against the stockholder vote or the closing of the Merger. The deadline for an answer or other responsive pleading by the defendants has not yet passed. TSRE and the director defendants intend to vigorously defend against the claim.

Accounting Treatment

IRT prepares its financial statements in accordance with GAAP. The Merger will be accounted for by applying the acquisition method, which requires the identification of the acquirer, the determination of the acquisition date, the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree and recognition and measurement of goodwill or a gain from a bargain purchase. IRT will be considered the accounting acquirer and will therefore, recognize and measure, at fair value, the identifiable assets acquired, liabilities assumed and any noncontrolling interests in the consolidated subsidiaries of TSRE, and IRT will recognize and measure any goodwill and any gain from a bargain purchase, in each case, upon completion of the Merger.

Exchange of Shares in the Merger

IRT has appointed American Stock Transfer & Trust Company (the “Exchange Agent”) to act as the exchange agent and payment agent for the exchange of shares of TSRE common stock for shares of IRT common stock and the payment of the cash consideration and cash in lieu of any fractional shares of IRT common stock. As promptly as practicable after the effective time of the Company Merger, the Exchange Agent will send to each holder of record of shares of TSRE common stock at the effective time of the Company Merger who holds shares of TSRE common stock in certificated or book-entry form a letter of transmittal and instructions for effecting the exchange of TSRE common stock certificates or book-entry shares for the Merger Consideration the holder is entitled to receive under the Merger Agreement. Upon surrender of stock certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents described in the instructions, a TSRE stockholder will receive any whole shares of IRT common stock such holder is entitled to receive and the cash consideration and cash in lieu of any fractional shares of IRT common stock such holder is entitled to receive. After the effective time of the Company Merger, TSRE will not register any transfers of shares of TSRE common stock.

IRT stockholders need not take any action with respect to their stock certificates or book-entry shares.

Dividends

The Merger Agreement permits IRT to pay (i) monthly distributions of up to $0.06 per share of IRT common stock, including for any partial month ending on the Effective Date, (ii) monthly distributions of up to $0.06 per IROP Unit, and (iii) any distribution that is required to maintain its REIT qualification. The Merger Agreement permits TSRE to pay (i) quarterly distributions of up to $0.095 per share of TSRE common stock for the quarter ending June 30, 2015 and for each quarter or partial quarter thereafter ending on or prior to the effective time of the Company Merger, (ii) a distribution per TSR OP Unit in the same amount as any distribution per share made with respect to TSRE common stock, and (iii) any distribution that is required to maintain its REIT qualification. Following the closing of the Merger, IRT expects to continue its current dividend policy for common stockholders of the Combined Company, subject to the discretion of the Combined Company’s board of directors, which reserves the right to change the Combined Company’s dividend policy at any time and for any reason. See “Risk Factors—Risks Related to an Investment in the Combined Company’s Common Stock—The Combined Company cannot assure you that it will be able to continue paying dividends at or above the rate currently paid by IRT and TSRE” on page 43.

Listing of IRT Common Stock

It is a condition to each party’s obligation to complete the Merger that the shares of IRT common stock issuable in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) be approved for listing on the NYSE MKT, subject to official notice of issuance. IRT has agreed to use its reasonable best efforts to cause the shares of IRT common stock to be issued in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) to be approved for listing on the NYSE MKT, subject to official notice of issuance.

Delisting and Deregistration of TSRE Common Stock

After the Merger is completed, the shares of TSRE common stock currently listed on the NASDAQ Global Market will cease to be listed on the NASDAQ Global Market and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

This section of this joint proxy statement/prospectus summarizes the material provisions of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. As a stockholder, you are not a third party beneficiary of the Merger Agreement and therefore you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the Merger Agreement that is important to you. IRT and TSRE urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any factual information about IRT or TSRE. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information each of IRT and TSRE filed with the SEC prior to the effective date of the Merger Agreement, as well as by certain disclosure letters each of the parties delivered to the other in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this joint proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of IRT and TSRE file with the SEC and the other information in this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 173.

IRT and TSRE acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this joint proxy statement/prospectus not misleading.

Form, Effective Time and Closing of the Merger

The Merger Agreement provides for: (i) the merger of OP Merger Sub into TSR OP at the effective time of the Partnership Merger, with TSR OP continuing as the surviving entity (the “Partnership Merger”), and (ii) the merger of TSRE into IRT LP LLC at the effective time of the Company Merger, with IRT LP LLC continuing as the surviving entity and a wholly-owned subsidiary of IRT (the “Company Merger” and, together with the Partnership Merger, the “Merger”). The Partnership Merger will become effective upon the certificate of merger with respect to the Partnership Merger being duly filed with the Secretary of State of the State of Delaware. The Company Merger will become effective upon the filing of the articles of merger with respect to the Company Merger being duly filed with the State Department of Assessments and Taxation of the State of Maryland and the certificate of merger with respect to the Company Merger being duly filed with the Secretary of State of the State of Delaware. Upon the closing of the Partnership Merger, IROP will own all of the limited partnership interests in TSR OP and IRT LP LLC will own the general partnership interest in TSR OP. Immediately following the consummation of the Merger, IRT will cause TSR OP to become a wholly-owned subsidiary of IROP.

The Merger Agreement provides that the closing of the Company Merger will take place at 9:29 a.m. Eastern Time at the offices of Morrison & Foerster LLP in Washington, D.C. on the second business day after the satisfaction or waiver of the conditions to closing (described below under “—Conditions to Completion of the Merger”) set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the closing), or at such other place, date and time as IRT and TSRE may agree in writing.

Board of Directors of the Combined Company

As of the effective time of the Company Merger, the board of directors of the Combined Company will be increased to seven members, with the five current IRT directors, Scott F. Schaeffer, William C. Dunkelberg, Robert F. McCadden, DeForest B. Soaries, Jr., and Sharon M. Tsao, continuing as directors of the Combined Company. Scott F. Schaeffer, Chairman of the IRT Board, will serve as Chairman of the Board for the Combined Company. The IRT Board will fill the two newly created vacancies by appointing to the IRT Board, as of the effective time of the Company Merger, Richard H. Ross and Mack D. Pridgen III, to serve until the next annual meeting of the Combined Company’s stockholders (and until their successors have been duly elected and qualified).

Merger Consideration; Effects of the Merger

Merger Consideration

At the effective time of the Company Merger, by virtue of the Company Merger and without any action on the part of any party to the Merger Agreement, the holders of TSRE common stock, or any other person, each issued and outstanding share of TSRE common stock (other than shares held by IRT, any subsidiary of IRT, or any subsidiary of TSRE as of immediately prior to the effective time of the Company Merger) will be automatically converted into the right to receive the following consideration (the “Company Merger Consideration”):

(i)	an amount in cash equal to the “Per Share Cash Amount.” The “Per Share Cash Amount” shall initially equal $3.80. IRT may, by delivering written notice to TSRE at least two business days prior to the date of the TSRE special meeting, elect to increase the Per Share Cash Amount from $3.80 to an amount that, at the time of such election, would not cause the stock portion of the Merger Consideration (with the value of the stock portion of the Merger Consideration calculated using the closing price of IRT common stock on the NYSE MKT on the trading day immediately prior to the date the election notice is given) to be less than 40% of the value of the total Merger Consideration; provided, however, that if (a) IRT makes such an election to increase the Per Share Cash Amount, (b) the stock portion of the Merger Consideration on the closing date of the Merger (with the value of the stock portion of the Merger Consideration calculated using the closing price of IRT common stock on the NYSE MKT on the trading day immediately prior to the closing date of the Merger) would be less than 40% of the value of the total Merger Consideration, and (c) TSRE does not exercise its right to terminate the Merger Agreement, then the Per Share Cash Amount will be reduced so that the cash portion of the Merger Consideration will equal 60% of the value of the total Merger Consideration on the closing date of the Merger (with the value of the stock portion of the Merger Consideration calculated using the closing price of IRT common stock on the NYSE MKT on the trading day immediately prior to the closing date of the Merger), rounded down to the nearest cent; and

(ii)	a number of shares of IRT common stock equal to the quotient determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000 (the “Exchange Ratio”).

At the effective time of the Partnership Merger, by virtue of the Partnership Merger and without any action on the part of any party to the Merger Agreement, the holders of TSR OP Units, or any other person, each issued and outstanding TSR OP Unit (other than TSR OP Units held by TSRE or any wholly-owned subsidiary of TSRE as of immediately prior to the effective time of the Partnership Merger) will be automatically converted into the right to receive the following consideration (the “Partnership Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”):

(i)	an amount in cash equal to the Per Share Cash Amount; and

(ii)	a number of IROP Units equal to Exchange Ratio, together with exchange rights associated with such IROP Units substantially similar to the exchange rights previously granted to other limited partners of IROP.

No fractional shares of IRT common stock or fractional IROP Units will be issued, but instead holders of TSRE common stock or TSR OP Units will receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of IRT common stock or fractional part of an IROP Unit multiplied by (ii) the per share closing price of IRT common stock on the NYSE MKT on the last trading day prior to the closing date of the Merger.

The following table depicts the total value of the Merger Consideration a holder of TSRE common stock will receive based on various elections that IRT can make regarding the Per Share Cash Amount at a number of assumed per share prices of IRT common stock at the time the Merger is consummated. The table that follows sets forth the Per Share Cash Amount, the resulting Exchange Ratio (rounded for illustration purposes), and the value of the total Merger Consideration holders of TSRE common stock will receive if the price per share of IRT common stock on the closing date of the Merger is $7.00, $7.50, $8.00, $8.50, $9.00, $9.50 and $10.00. The amounts depicted in the following table are intended to be illustrative only and do not purport to include the exact value of the Merger Consideration holders of TSRE common stock will receive in the Merger, which will depend on the exact Per Share Cash Amount that IRT elects and the exact price of IRT common stock on the closing date of the Merger.

Per Share Cash Amount	Exchange Ratio(1)	Value of Merger Consideration if IRT Stock Price is $7.00	Value of Merger Consideration if IRT Stock Price is $7.50	Value of Merger Consideration if IRT Stock Price is $8.00	Value of Merger Consideration if IRT Stock Price is $8.50	Value of Merger Consideration if IRT Stock Price is $9.00	Value of Merger Consideration if IRT Stock Price is $9.50	Value of Merger Consideration if IRT Stock Price is $10.00
$3.80	0.4108	$6.68	$6.88	$7.09	$7.29	$7.50	$7.70	$7.91
$3.95	0.3946	$6.71	$6.91	$7.11	$7.30	$7.50	$7.70	$7.90
$4.10	0.3784	$6.75	$6.94	$7.13	$7.32	$7.51	$7.69	$7.88
$4.25	0.3622	$6.79	$6.97	$7.15	$7.33	$7.51	$7.69	$7.87
$4.40	0.3459	$6.82	$6.99	$7.17	$7.34	$7.51	$7.69	$7.86
$4.56	0.3286	$6.86	$7.02	$7.19	$7.35	$7.52	$7.68	$7.85

(1)	The Exchange Ratio represents the number of shares of IRT common stock that a holder of TSRE common stock will receive in exchange for each share of TSRE common stock they own and equals the quotient determined by dividing (a) $7.60 less the Per Share Cash Amount, by (b) $9.25, and rounding the result to the nearest 1/10,000. The Exchange Ratio is dependent solely on the Per Share Cash Amount elected by IRT and will not fluctuate as a result of changes in the market price of IRT common stock.

Procedures for Surrendering Certificates for TSRE Common Stock

The conversion of shares of TSRE common stock into the right to receive the Company Merger Consideration will occur automatically at the effective time of the Company Merger. In accordance with the Merger Agreement, IRT has appointed an exchange agent to handle the payment and delivery of the Company Merger Consideration (including cash in lieu of any fractional shares). Prior to the effective time of the Company Merger, IRT will deliver to the exchange agent evidence of the IRT common stock in book-entry form sufficient to pay the stock portion of the Company Merger Consideration and cash in an amount sufficient to pay for the cash portion of the Company Merger Consideration and any cash to be delivered in lieu of fractional shares. As soon as reasonably practicable after the effective time of the Company Merger, but in no event later than three business days thereafter, IRT will cause the exchange agent to mail to each record holder of shares of TSRE common stock, a letter of transmittal and instructions explaining how to surrender certificates for TSRE common stock to the exchange agent.

Each holder of shares of TSRE common stock that surrenders its stock certificate to the exchange agent together with a duly completed letter of transmittal and any other required documentation, and each person that holds shares of TSRE common stock in book-entry form, will receive the Company Merger Consideration due to such holder (including cash in lieu of any fractional shares). After the effective time of the Company Merger, each certificate that previously represented shares of TSRE common stock will only represent the right to receive the Company Merger Consideration into which those shares of TSRE common stock have been converted.

Withholding

All payments under the Merger Agreement are subject to applicable withholding requirements.

Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3 Subtitle 2 of the MGCL, will be available to holders of TSRE common stock with respect to the Company Merger or the other transactions contemplated by the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by TSRE and TSR OP, on the one hand, and IRT, IROP, OP Merger Sub and IRT LP LLC, on the other hand. The representations and warranties were made by the parties as of the date of the Merger Agreement and do not survive the effective time of the Company Merger. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement and qualified by information with respect to each of TSRE and IRT filed with the SEC prior to the date of the Merger Agreement and in the disclosure letters delivered in connection with the Merger Agreement.

Representations and Warranties of TSRE and TSR OP

The Merger Agreement includes representations and warranties by TSRE and TSR OP relating to, among other things:

•	organization, valid existence, organizational documents, good standing, qualification to conduct business and subsidiaries;

•	capital structure;

•	due authorization, execution, delivery and validity of the Merger Agreement and board approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, absence of any filings with or consent by a governmental entity, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings, financial statements, absence of undisclosed liabilities, and internal controls;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus and registration statement;

•	absence of certain changes since January 1, 2015;

•	tax matters, including qualification as a REIT;

•	labor and employment matters;

•	employee benefit plans and ERISA;

•	litigation;

•	compliance with laws and permits;

•	environmental matters;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	insurance;

•	interested party transactions;

•	required stockholder vote;

•	broker’s, investment banker’s, finder’s and other fees;

•	opinion of financial advisor;

•	inapplicability of takeover statutes;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	absence of dissenters’, appraisal or similar rights in connection with the Merger;

•	inapplicability of the Hart-Scott-Rodino Antitrust Improvements Act; and

•	disclaimer of other representations and warranties.

Representations and Warranties of IRT, IROP, OP Merger Sub and IRT LP LLC

The Merger agreement includes representations and warranties by IRT, IROP, OP Merger Sub and IRT LP LLC relating to, among other things:

•	organization, valid existence, organizational documents, good standing, qualification to conduct business and subsidiaries;

•	capital structure;

•	due authorization, execution, delivery and validity of the Merger Agreement and board approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, absence of any filings with or consent by a governmental entity, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings, financial statements, absence of undisclosed liabilities, and internal controls;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus and registration statement;

•	absence of certain changes since January 1, 2015;

•	tax matters, including qualification as a REIT;

•	labor and employment matters;

•	employee benefit plans and ERISA;

•	litigation;

•	compliance with laws and permits;

•	environmental matters;

•	real property and leases;

•	intellectual property;

•	material contracts;

•	insurance;

•	interested party transactions;

•	required stockholder vote;

•	broker’s, investment banker’s, finder’s and other fees;

•	opinion of financial advisor;

•	inapplicability of takeover statutes;

•	financing;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	inapplicability of the Hart-Scott-Rodino Antitrust Improvements Act; and

•	disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of TSRE and TSR OP, on the one hand, and IRT, IROP, OP Merger Sub and IRT LP LLC, on the other hand, are qualified by a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any change, development, event, effect or occurrence that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of IRT and its subsidiaries, taken as a whole, or TSRE and its subsidiaries, taken as a whole, as the case may be, or (ii) will or would reasonably be expected to prevent or materially impair or delay the ability of IRT, IROP, OP Merger Sub or IRT LP LLC, or TSRE or TSR OP, as the case may be, to consummate the Merger. However, any change, development, event, effect or occurrence will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	any event generally affecting the geographic regions or industry in which the respective parties operate;

•	any event generally affecting the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates);

•	changes in applicable law or applicable accounting regulations or principles or interpretations thereof;

•	any event directly or indirectly attributable to the announcement or pendency of the Merger Agreement or the anticipated consummation of the Merger and the other transactions contemplated by the Merger Agreement (including compliance with the covenants set forth in the Merger Agreement and the identity of IRT as the acquirer of TSRE, or any action taken, delayed or omitted to be taken by one party at the request or with the prior consent of the other party or otherwise pursuant to the terms of the Merger Agreement), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders;

•	national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis;

•	fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters;

•	any decline in the market price, or change in trading volume, of the capital stock of IRT or TSRE or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by IRT, TSRE or independent third parties) or internal projections;

•	any damage or destruction of any property of IRT or TSRE, as applicable, that is substantially covered by insurance;

which, in the case of first, second, third and fifth bullet points above, such changes do not disproportionately affect IRT or TSRE, as applicable, relative to other similarly situated participants in the industries in which they operate, and, in the case of the sixth bullet point above, such changes do not disproportionately affect IRT or TSRE, as applicable, relative to other participants in the industries in which they operate in the geographic regions in which they operate or own or lease properties.

Covenants and Agreements

Conduct of Business of TSRE Pending the Merger

TSRE has agreed to certain restrictions on it and its subsidiaries until the earlier of the effective time of the Company Merger and the valid termination of the Merger Agreement. In general, except as contemplated by the Merger Agreement or required by law, TSRE has agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, and use its commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and employees, keep and preserve its present relationship with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and other having material business dealings with it, and (iii) preserve the status of TSRE as a REIT. Without limiting the foregoing, TSRE has also agreed that it will not, and it will not cause or permit any of its subsidiaries to (subject to certain exceptions), without the prior written consent of IRT, which shall not be unreasonably withheld, conditioned or delayed, among other things:

•	except for quarterly distributions of up to $0.095 per share of TSRE common stock to the holders thereof for the quarter ending June 30, 2015 and for each quarter thereafter ending prior to the effective time of the Merger and for each partial quarter ending on such effective time and comparable distributions on TSRE OP units, declare, set aside or pay any dividends on, or make any other distributions in respect of, shares of capital stock or other equity securities or ownership interests in TSRE or its subsidiaries;

•	split, combine or reclassify any shares of capital stock or other equity securities or ownership interests in TSRE or its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of capital stock or other equity securities or ownership interests in TSRE or its subsidiaries;

•	purchase, redeem or otherwise acquire any shares of capital stock or other equity securities or ownership interests of TSRE or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•	issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of capital stock or other equity securities or ownership interests of TSRE or its subsidiaries, (ii) any voting securities of TSRE, including voting debt securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any shares of capital stock or other equity securities or ownership interests of TSRE or its subsidiaries, voting securities, including voting debt securities, or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units;

•	amend the charter, bylaws or other organizational documents of TSRE or its subsidiaries;

•	acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets;

•	(i) grant to any executive officer, director or employee of TSRE or its subsidiaries an increase in compensation, (ii) grant to any current or former executive officer or director of TSRE or its subsidiaries any increase in severance or termination pay, (iii) enter into any severance or termination agreement with any executive officer or director or (iv) take any action to accelerate any rights or benefits under any employee benefit plan;

•	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of TSRE or its subsidiaries;

•	sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any lien any properties or assets;

•	(i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of TSRE or its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

•	pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate;

•	enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of TSRE and its subsidiaries taken as a whole;

•	cancel any material indebtedness or waive any claims or rights with a value in excess of $500,000;

•	enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any material contract;

•	establish, adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of TSRE or its subsidiaries;

•	authorize, or enter into any commitment for, any new material capital expenditure relating to the properties of TSRE or its subsidiaries;

•	make, change or revoke any material tax election or settle or compromise any material U.S. federal, state, local or foreign income tax liability;

•	enter into any contract that would limit or otherwise restrict TSRE or its subsidiaries from engaging or competing in any line of business or owning property in any geographic area;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of TSRE or its subsidiaries;

•	enter into any joint venture or partnership or other similar contract with any third party;

•	enter into any new line of business;

•	permit existing insurance policies of TSRE or its subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Conduct of Business of IRT Pending the Merger

IRT has agreed to certain restrictions on it and its subsidiaries until the earlier of the effective time of the Company Merger and the valid termination of the Merger Agreement. In general, except as contemplated by the Merger Agreement or required by law, IRT has agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, and use its commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and external manager, keep and preserve its present relationship with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and other having material business dealings with it, and (iii) preserve the status of IRT as a REIT. Without limiting the foregoing, IRT has also agreed that it will not, and it will not cause or permit any of its subsidiaries to (subject to certain exceptions), without the prior written consent of TSRE, which shall not be unreasonably withheld, conditioned or delayed (provided that if IRT submits to TSRE a written request for TSRE’s consent to take certain actions that are otherwise prohibited under the terms of the Merger Agreement and TSRE fails to respond to such request within such ten days following the receipt of such request, then TSRE shall be deemed to have given prior written consent with respect to the actions in such request), among other things:

•	except for monthly distributions of up to $0.06 per share of IRT common stock to the holders thereof and comparable distributions on IRT OP units, declare, set aside or pay any dividends on, or make any other distributions in respect of, shares of capital stock or other equity securities or ownership interests in IRT or its subsidiaries;

•	split, combine or reclassify any shares of capital stock or other equity securities or ownership interests in IRT or its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of capital stock or other equity securities or ownership interests in IRT or its subsidiaries;

•	purchase, redeem or otherwise acquire any shares of capital stock or other equity securities or ownership interests of IRT or its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•	amend the charter, bylaws or other organizational documents of IRT or its subsidiaries;

•	acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets;

•	(i) grant to the Advisor any increase in advisory fees or incentive fees, (ii) take any action that could result in a termination of IRT’s advisory agreement with the Advisor, (iii) enter into any severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or employee benefit plan or (v) take any action to accelerate any rights or benefits under any employee benefit plan;

•	sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any lien any properties or assets;

•	(i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another person, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of IRT or its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances or capital contributions to, or investments in, any other person;

•	make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of IRT or its subsidiaries;

•	pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate;

•	enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of IRT and its subsidiaries taken as a whole;

•	make, change or revoke any material tax election or settle or compromise any material U.S. federal, state, local or foreign income tax liability;

•	enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any material contract;

•	authorize, or enter into any commitment for, any new material capital expenditure relating to the properties of IRT or its subsidiaries;

•	enter into any contract that would limit or otherwise restrict IRT or its subsidiaries from engaging or competing in any line of business or owning property in any geographic area;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of IRT or its subsidiaries;

•	enter into any joint venture or partnership or other similar contract with any third party;

•	enter into any new line of business;

•	permit existing insurance policies of IRT or its subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

No Solicitation of Transactions

TSRE has agreed not to, and to cause its subsidiaries not to (and not authorize any of its officers, directors, managers and other representatives to), directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal (other than certain confidentiality agreements), or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any third party any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal.

For purposes of the Merger Agreement, “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than IRT or its subsidiaries) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of TSRE and its subsidiaries equal to 20% or more of TSRE’s consolidated assets (as determined on a book-value basis) or to which 20% or more of TSRE’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding shares of TSRE’s common stock, (C) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding shares of TSRE’s common stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving TSRE or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and shares of TSRE common stock involved is 20% or more.

Notwithstanding the restrictions set forth above, prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE stockholders, TSRE may, in response to any Company Takeover Proposal that does not result from a material breach by TSRE of the non-solicitation provisions in the Merger Agreement, (i) contact the person making such Company Takeover Proposal solely to clarify the terms and conditions thereof, and (ii) if the TSRE Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably expected to lead to a Superior Company Proposal, (a) provide access to or furnish information with respect to TSRE and its subsidiaries to the person making such Company Takeover Proposal and its representatives pursuant to an acceptable confidentiality agreement (provided that TSRE will prior to or concurrently with the time such information is provided to such person provide IRT with all non-public information regarding TSRE that has not previously been provided to IRT that is provided to any person making such Company Takeover Proposal), and (2) conduct, engage or participate in discussions or negotiations with the person making such Company Takeover Proposal and its representatives.

For purposes of this Agreement, “Superior Company Proposal” means any bona fide written Company Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Company Takeover

Proposal” to “20%” are replaced by “50%”) that was not the result of a material breach by TSRE of the non-solicitation provisions in the Merger Agreement and that the TSRE Board has determined in good faith, after consulting with outside legal counsel and independent financial advisors, is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to TSRE’s stockholders (solely in their capacity as such) than the Merger and the other transactions contemplated by the Merger Agreement (including any revisions to the terms of the Merger Agreement proposed by IRT in response to such proposal or otherwise) taking into account all reasonably available legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood of consummation of such Company Takeover Proposal) that the TSRE Board deems relevant.

Except as described below, neither the TSRE Board nor any committee thereof shall (i) (A) fail to recommend to its stockholders that they approve the Merger and the other transactions contemplated by the Merger Agreement or fail to include the TSRE Board’s recommendation of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement in this joint proxy statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw of modify, in a manner adverse to IRT or IROP, the approval of the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the TSRE Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of TSRE any Company Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Company Takeover Proposal within five business days of the request of IRT and/or fail to reaffirm the TSRE Board’s recommendation of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement within five business days of the request of IRT, or such fewer number of days as remains prior to the TSRE special meeting (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit TSRE or its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Company Takeover Proposal (other than certain confidentiality agreements) (an “Alternative Acquisition Agreement”), or resolve or agree to take any such action.

Notwithstanding the foregoing, prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE stockholders, but not after, the TSRE Board may (I) effect an Adverse Recommendation Change if (a)(1) a material development or change in circumstances occurs or arises after the date of the Merger Agreement that was not known by the TSRE Board as of the date of the Merger Agreement (such material development or change in circumstances being referred to herein as an “Intervening Event”), and (2) the TSRE Board shall have determined, after consultation with independent financial advisors and outside legal counsel, that, in light of such Intervening Event, failure to take such action would be inconsistent with the directors’ duties under applicable law, or (b) TSRE receives a Company Takeover Proposal that was not the result of a breach by TSRE of the non-solicitation provisions in the Merger Agreement in any material respect and that the TSRE Board determines, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Company Proposal, and (II) enter into an Alternative Acquisition Agreement with respect to a Company Takeover Proposal and terminate the Merger Agreement, if and only if, TSRE receives a Company Takeover Proposal that was not the result of a breach by TSRE of the non-solicitation provisions in the Merger Agreement in any material respect and that the TSRE Board determines, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Company Proposal.

The TSRE Board shall not be entitled to (i) effect and Adverse Recommendation Change or (ii) terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Company Proposal unless: (A) the TSRE Board shall have determined, after consultation with independent financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable law; (B) the TSRE Board shall have provided at least four business days’ prior written notice to IRT that it is prepared to effect an Adverse Recommendation Change or terminate this Agreement, which notice shall contain a reasonably detailed description of the basis for the Adverse Recommendation Change or termination, the identity of the person making the Superior Company Proposal, if applicable, and the material terms and conditions of such Superior Company Proposal, if applicable; (C) TSRE shall have negotiated, and shall have caused its representatives to negotiate, in good faith with IRT during such notice period, to the extent IRT wishes to negotiate; and (D) following the end of such notice period, the TSRE Board shall have considered any proposed revisions to the Merger Agreement proposed by IRT in writing, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that such Superior Company Proposal would continue to constitute a Superior Company Proposal if such revisions were to be given effect (provided that in the event of any material change to the material terms of such Superior Company Proposal, TSRE shall, in each case, have delivered to IRT an additional notice consistent with that described in subclause (B) above and the notice period shall have recommenced, except that the notice period shall be at least two business days).

Under the Merger Agreement, TSRE is required to notify IRT promptly, and within 24 hours, if it receives any Company Takeover Proposal or any request for information or inquiry that expressly contemplates or that could reasonably be expected to lead to a Company Acquisition Proposal. Such notice to IRT will indicate the identity of the person making such Company Takeover Proposal, request or inquiry and include the material terms and conditions of such Company Takeover Proposal, request or inquiry. TSRE will keep IRT promptly advised of all material developments (including all changes to the material terms of any Company Takeover Proposal), discussions or negotiations regarding any Company Takeover Proposal and the status of such Company Takeover Proposal. TSRE agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits TSRE or its subsidiaries from providing any information to IRT.

The Merger Agreement does not prohibit TSRE from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 102(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its stockholders if the TSRE Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the duties of its members under applicable law (provided that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an accurate disclosure of factual information to TSRE’s stockholders under applicable law or in satisfaction of the TSRE Board’s duties of applicable law, an express rejection of any applicable Company Takeover Proposal or an express reaffirmation of the TSRE Board’s recommendation to TSRE stockholders to vote in favor of the approval of the Company Merger and the other transactions contemplated by the Merger Agreement will be deemed to be an Adverse Recommendation Change).

The Merger Agreement required TSRE to immediately cease any existing discussions and negotiations conducted with any person before the execution of the Merger Agreement with respect to any Company Takeover Proposal and request that any such person promptly return and/or destroy all confidential information concerning TSRE and its subsidiaries.

Form S-4, Joint Proxy Statement/Prospectus; Stockholder Meetings

The Merger Agreement provides that IRT and TSRE will prepare and cause to be filed with the SEC the joint proxy statement included in this joint proxy statement/prospectus and IRT agreed to prepare and file a registration statement on Form S-4 with respect to the Merger, which includes this joint proxy statement/prospectus, in each case as promptly as reasonably practicable following the date of the Merger Agreement. IRT and TSRE also will use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (iii) to keep the Form S-4 effective for so long as necessary to complete the Merger.

Each of IRT and TSRE will use its reasonable best efforts to cause this joint proxy statement/prospectus to be mailed to their stockholders entitled to notice of, and to vote at, their respective stockholder meetings and to hold their respective stockholder meetings as soon as practicable after the Form S-4 is declared effective. TSRE also will include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the Merger and the other transactions contemplated by the Merger Agreement, and IRT will include in the joint proxy statement/prospectus its recommendation to its stockholders that they approve the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), and each of IRT and TSRE will use its reasonable best efforts to obtain its stockholder approval.

Access to Information; Confidentiality

The Merger Agreement requires both IRT and TSRE to provide to the other, subject to applicable law and upon reasonable prior written notice, reasonable access during normal business hours to its properties, offices, personnel and books and records, and each of IRT and TSRE are required to furnish promptly to the other all financial, operating and other data and information concerning its business, properties and personnel as the other party may reasonably request (provided that any such access shall not interfere unreasonably with the business or operations of the party granting access or otherwise result in any unreasonable interference with the prompt and timely discharge by such party’s employees of their normal duties).

Each of IRT and TSRE will hold, and cause its representatives and affiliates to hold, any non-public information in confidence to the extent required by the terms of its existing confidentiality agreements.

Efforts to Complete Transactions; Notification

Both IRT and TSRE will use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to the Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement, including obtaining all necessary actions or non-actions, waivers, consents and qualifications from governmental entities or non-governmental third parties and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any governmental entity or non-governmental third party, defending any lawsuits or other legal proceedings challenging the Merger Agreement or the Merger or other transactions contemplated by the Merger Agreement, and executing and delivering all additional documents or instruments necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement and to carry out the purposes of the Merger Agreement.

Each of IRT and TSRE will respond to and seek to resolve as promptly as reasonably practicable any objection asserted by any governmental entity with respect to the Merger and the other transactions contemplated by the Merger Agreement, and will use its reasonable best efforts to defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any governmental entity challenging the Merger Agreement or the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Each of IRT and TSRE will take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement and, if any such statute or regulation becomes applicable, to take all action necessary to ensure that the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable and otherwise minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by the Merger Agreement.

Each of IRT and TSRE will promptly, and within two business days, notify the other party in writing of:

•	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated by the Merger Agreement;

•	any action, suit, claim, investigation or proceeding commenced or threatened against, relating to, involving or otherwise affecting any party to the Merger Agreement, that relates to the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	any inaccuracy of any representation or warranty contained in the Merger Agreement that would reasonably be likely to cause the closing conditions set forth in the Merger Agreement not to be satisfied;

•	any notice or other communication from any governmental entity in connection with the Merger;

•	any event which, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect or would reasonably be likely to materially impair or delay the ability of any party to consummate the Merger; and

•	any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Indemnification of Directors and Officers; Insurance

IRT will assume in the Merger all rights to indemnification, exculpation and advancement of expenses from liabilities for acts or omissions occurring at or prior to the effective time of the Company Merger (including any matters arising in connection with the Merger and the other transactions contemplated by the Merger Agreement) in favor of the current or former directors or officers of TSRE and its subsidiaries as provided in their respective charters, bylaws or other organizational documents, and any indemnification or other agreements of TSRE (in each case, as in effect on the date of the Merger Agreement), and the provisions of such charters, bylaws and other organizational documents of TSRE and its subsidiaries will continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

IRT will cause to be maintained for a period of not less than six years from the effective time of the Company Merger the directors’ and officers’ insurance and indemnification policies of TSRE and TSR OP in effect on the date of the Merger Agreement (provided that IRT may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable than the coverage provided under TSRE’s existing policies) with respect to events occurring at or prior to the effective time of the Company Merger for all persons who are currently covered by such policies, so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the date of this Agreement. If IRT in its sole discretion elects then, in lieu of the foregoing insurance, IRT is permitted to cause TSRE and TSR OP, as applicable, to obtain, on or prior to the closing date of the Merger, a prepaid (or “tail”) directors’ and officers’ liability insurance policy at IRT’s expense, the material terms of which, including coverage and amount, are no less favorable than the coverage provided under TSRE’s existing policies.

From and after the effective time of the Company Merger, to the fullest extent permitted by law, IRT will indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of TSRE and its subsidiaries against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)), as incurred to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the effective time of the Company Merger in connection with such indemnified party’s duties as an officer or director of TSRE or its subsidiaries, including in respect of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Public Announcements

Each of IRT and TSRE will, subject to certain exceptions, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by the Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation.

Stockholder Litigation

Each of IRT and TSRE will give prompt notice to the other party of and keep the other party reasonably informed on a current basis with respect to, any claim, action, suit, charge, demand, inquiry, subpoena, proceeding, arbitration, mediation or other investigation commenced or threatened against, relating to or involving such party which relate to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement. Each of IRT and TSRE will give the other party the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any stockholder litigation (including arbitration proceedings) against such party, any of its respective subsidiaries and/or any of their respective directors relating to the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, and no such settlement shall be agreed to without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Financing

IRT will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect, until the earlier of the closing of the Merger and the termination of the Merger Agreement, the availability to IRT of the financing contemplated by, and the effectiveness of, the DB Commitment Letter, pursuant to which DBNY has committed to provide the DB Term Loan Facility in an aggregate principal amount of up to $500.0 million, (ii) obtain and consummate the financing necessary to pay for the cash portion of the Merger Consideration on terms and conditions substantially similar to the DB Commitment Letter, and (iii) obtain and consummate any alternative financing as may be necessary in order to pay the cash portion of the Merger Consideration.

Financing Cooperation

Prior to the closing of the Merger, TSRE will provide, and will cause its subsidiaries and its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives to provide, all cooperation in connection with the arrangement of the financing contemplated by the DB Commitment Letter or any alternative financing as may be reasonably requested by IRT (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of TSRE or its subsidiaries), which shall include, among other things:

•	timely furnishing IRT and its financing sources with all required business and financial information;

•	participating in, and assisting with, the marketing efforts related to the financing;

•	facilitating the pledging of collateral in connection with the financing;

•	obtaining from its lenders amendments to such lenders’ loan documents that will, among other things, allow IRT to assume these loans;

•	requesting customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the closing date of the Merger of certain of its indebtedness;

•	using commercially reasonable efforts to cause its auditors to cooperate in connection with obtaining the financing; and

•	taking such actions as are reasonably requested by IRT or its financing sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the financing.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements related to:

•	each of IRT and TSRE using its respective reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

•	each of IRT and TSRE using its respective reasonable best efforts to cause the Partnership Merger to be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i);

•	TSRE terminating all of its employees immediately prior to the closing of the Merger, which will cause certain employees of TSRE to become entitled to severance payments in accordance with the terms of their applicable employment agreements;

•	except for regular quarterly dividends payable by TSRE and regular monthly dividends payable by IRT (including for each partial quarter or month ending on the effective time of the Company Merger), neither TSRE nor IRT declaring or setting aside any dividend or other distribution to their respective stockholders from the date of the Merger Agreement to the earlier of the effective time of the Company Merger or the termination of the Merger Agreement, subject to certain exceptions; and

•	TSRE taking any and all actions necessary to terminate TSRE’s 401(k) plan effective immediately before the closing of the Merger.

Conditions to Completion of the Merger

Mutual Closing Conditions

The obligation of each party to the Merger Agreement to effect the Merger and consummate the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver on or prior to the closing date, of the following conditions:

•	approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE stockholders;

•	approval of the of the issuance of IRT common stock in the Company Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) by IRT stockholders;

•	the absence of any judgment, order or injunction issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•	the Form S-4 registration statement, of which this joint proxy statement/prospectus is a part, having been declared effective by the SEC and no stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC and not withdrawn; and

•	the shares of IRT common stock to be issued in the Merger having been approved for listing on the NYSE MKT, subject to official notice of issuance.

Additional Closing Conditions for the Benefit of IRT and IROP

The obligations of IRT and IROP to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver on or prior to the closing date of the Merger of the following additional conditions:

•	the accuracy in all but de minimis respects as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties that expressly relate to a specific date, as of that date) of certain representations and warranties made in the Merger Agreement by TSRE and TSR OP regarding certain aspects of TSRE’s capital structure;

•	the accuracy in all respects as of the date of the Merger Agreement and as of the closing date of the Merger of certain representations and warranties made in the Merger Agreement by TSRE and TSR OP regarding the absence of a material adverse effect and the applicability of takeover statutes;

•	the accuracy in all material respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the closing date of the Merger of certain representations and warranties made in the Merger Agreement by TSRE and TSR OP regarding TSRE’s organization and subsidiaries, authority relative to the Merger Agreement, the required stockholder vote to approve the Company Merger, broker’s fees and similar expenses, and the applicability of the Investment Company Act of 1940;

•	the accuracy of all other representations and warranties made in the Merger Agreement by TSRE and TSR OP as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties that expressly relate to a specific date, as of that date), except where the failure of such representations or warranties to be true and correct in all respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) does not have, and would not reasonably be expected to have, a material adverse effect on TSRE;

•	TSRE and TSR OP having performed or complied with in all material respects all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the closing date of the Merger (except for those obligation that by their nature may not be performed until the closing of the Merger), and receipt by IRT of a certificate executed by an officer of TSRE to the effect that this condition and the conditions described in the preceding four bullet points have been satisfied;

•	receipt by IRT of an opinion from Morrison & Foerster LLP, counsel to TSRE, dated as of the closing date of the Merger, that TSRE, commencing with its taxable year ended December 31, 2012, was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code;

•	receipt by IRT of an opinion from Pepper Hamilton LLP, counsel to IRT, dated as of the closing date of the Merger, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•	there has not been any event that, individually or together with any other event, has had or would reasonably be expected to have a material adverse effect with respect to TSRE;

•	certain of TSRE’s lenders have entered into amendments to their loan documents that permit (i) IRT and its affiliates to assume such loan, (ii) unrestricted offers, sales, issuances, transfers, conversions, redemptions and repurchases of common equity or preferred equity of IRT and IROP, and (iii) mergers, consolidations, reorganizations, liquidations and dissolutions of subsidiaries of IRT and/or IROP into, or with, one or more of their subsidiaries and (iv) prepayment of such loan at any time on or before the End Date (as defined below in “The Merger Agreement—Termination of the Merger Agreement—Termination by Either IRT or TSRE) with no increase in the prepayment fee or penalty;

•	receipt by IRT of an instrument evidencing the termination of the Stockholders Agreement, dated as of January 16, 2014, by and among TSR and Senator;

•	receipt by IRT of a lock-up agreement signed by each of Senator and Monarch; and

•	receipt by IRT of evidence that TSRE has adopted resolutions terminating TSRE’s 401(k) plan.

Additional Closing Conditions for the Benefit of TSRE and TSR OP

The obligations of TSRE and TSR OP to effect the Merger and consummate the other transactions that are contemplated by the Merger Agreement are subject to the satisfaction or waiver on or prior to the closing date of the Merger of the following additional conditions:

•	the accuracy in all but de minimis respects as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties that expressly relate to a specific date, as of that date) of certain representations and warranties made in the Merger Agreement by IRT, IROP, OP Merger Sub and IRT LP LLC regarding certain aspects of IRT’s capital structure;

•	the accuracy in all respects as of the date of the Merger Agreement and as of the closing date of the Merger of certain representations and warranties made in the Merger Agreement by IRT, IROP, OP Merger Sub and IRT LP LLC regarding the absence of a material adverse effect and the applicability of takeover statutes;

•	the accuracy in all material respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the closing date of the Merger of certain representations and warranties made in the Merger Agreement by IRT, IROP, OP Merger Sub and IRT LP LLC regarding IRT’s organization and subsidiaries, authority relative to the Merger Agreement, the required stockholder vote to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger), broker’s fees and similar expenses, and the applicability of the Investment Company Act of 1940;

•	the accuracy of all other representations and warranties made in the Merger Agreement by IRT, IROP, OP Merger Sub and IRT LP LLC as of the date of the Merger Agreement and as of the closing date of the Merger (or, in the case of representations and warranties that expressly relate to a specific date, as of that date), except where the failure of such representations or warranties to be true and correct in all respects (disregarding all exceptions and qualifications with regard to materiality or material adverse effect contained therein) does not have, and would not reasonably be expected to have, a material adverse effect on IRT;

•	IRT and IROP having performed or complied with in all material respects all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the closing date of the Merger (except for those obligation that by their nature may not be performed until the closing of the Merger), and receipt by TSRE of a certificate executed by an officer of IRT to the effect that this condition and the conditions described in the preceding four bullet points have been satisfied;

•	receipt by TSRE of an opinion from Pepper Hamilton LLP, counsel to IRT, dated as of the closing date of the Merger, that IRT, commencing with its taxable year ended December 31, 2011, was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending on or before December 31, 2015;

•	receipt by TSRE of an opinion from Morrison & Foerster LLP, counsel to TSRE, dated as of the closing date of the Merger, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and

•	there has not been any event that, individually or together with any other event, has had or would reasonably be expected to have a material adverse effect with respect to IRT.

Termination of the Merger Agreement

Termination by Mutual Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Partnership Merger by the mutual written consent of IRT and TSRE, even after approval of TSRE stockholders or approval of IRT stockholders.

Termination by Either IRT or TSRE

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by either IRT or TSRE if:

•	the Merger shall not have been consummated on or before 5:00 p.m. (Eastern time) New York City time on October 15, 2015 (the “End Date”); provided, that this termination right will not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; provided, further, that (A) if ten business days prior to the End Date, all conditions of IRT to consummate the Merger are satisfied, other than the condition whereby certain of TSRE’s lenders must enter into amendments to their loan documents that will, among other things, allow IRT to assume these loans, and (B) IRT provides TSRE with evidence that the effectiveness of the DB Commitment Letter has been extended until at least December 31, 2015 or that IRT has otherwise entered into a commitment letter with respect to alternative financing that is effective until at least December 31, 2015, then, upon the election of IRT, in its reasonable discretion, the End Date may be extended to December 31, 2015;

•	if all conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their nature are to be satisfied at the closing, provided that such conditions are reasonably capable of being satisfied) and IRT is unable to satisfy its obligation to effect the closing at such time because it is unable to obtain the financing that is necessary to pay the cash portion of the Merger Consideration (provided that this termination right will not be available to IRT if it has materially and willfully, intentionally or knowingly breached its obligations under the financing covenant);

•	any governmental entity of competent jurisdiction has issued or enacted any law or taken any other action, which has become final and non-appealable, that has the effect of restraining, enjoining or otherwise prohibiting consummation of the Merger (provided that this termination right will not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action);

•	the stockholders of TSRE failed to approve the Merger and the other transactions contemplated by the Merger Agreement at the TSRE special meeting (provided that this termination right will not be available to TSRE if the failure to obtain the approval of TSRE’s stockholders was primarily due to TSRE’s failure to perform any of its obligations under the Merger Agreement);

•	the stockholders of IRT failed to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) at the IRT special meeting (provided that this termination right will not be available to IRT if the failure to obtain the approval of IRT’s stockholders was primarily due to IRT’s failure to perform any of its obligations under the Merger Agreement);

•	TSRE effects an Adverse Recommendation Change; or

•	the other party has breached any representation or warranty or failed to perform any covenant or agreement set forth in the Merger Agreement such that any of the conditions to the terminating party’s obligation to consummate the Merger would not be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from the terminating party to the breaching party and two business days before the End Date (provided that this termination right will not be available if either IRT or TSRE is then in breach of the Merger Agreement so as to cause any of the conditions to the breaching party’s obligation to consummate the Merger not to be satisfied).

Termination by TSRE

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by TSRE if:

•	prior to the approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE’s stockholders, TSRE enters into an Alternative Acquisition Agreement; provided that TSRE must concurrently pay the termination fee described below under “—Termination Fee and Expenses Payable by TSRE to IRT”;

•	the closing of the Merger has not occurred within two business days after TSRE has delivered written notice to IRT that all conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction of such conditions at such time) and TSRE is ready, willing and able to effect the closing of the Merger;

•	the aggregate amount of cash consideration to be paid in the Merger would exceed 60% of the value of the total Merger Consideration; or

•	the percentage decline, if any, from the 20-day volume weighted average price per share of IRT common stock as of the trading day prior to the date of the Merger Agreement to the 20-day volume weighted average price per share of IRT common stock as of the date five days prior to closing date of the Merger exceeds by 15% or more the percentage decline, if any, from the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the trading day prior to the date of the Merger Agreement to the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the date five days prior to the closing date of the Merger.

Termination by IRT

The Merger Agreement may also be terminated by IRT if TSRE enters into an Alternative Acquisition Agreement.

Termination Fee and Expenses Payable by TSRE to IRT

TSRE has agreed to pay IRT a termination fee of $12.0 million (the “TSRE Termination Fee”) if:

•	TSRE terminates the Merger Agreement to enter into an Alternative Acquisition Agreement, in which case TSRE must pay the TSRE Termination Fee concurrently with such termination;

•	IRT terminates the Merger Agreement because TSRE has entered into an Alternative Acquisition Agreement, in which case TSRE must pay the TSRE Termination Fee within three business days of such termination; or

•	All of the following occur (in which case, the TSRE Termination Fee will be less, if applicable, any reimbursable expenses previously paid by TSRE to IRT):

•	either IRT or TSRE terminates the Merger Agreement because (i) the Merger has not been consummated on or before the End Date (and the approval of TSRE stockholders of the Merger and the other transactions contemplated by the Merger Agreement has not been obtained prior to such termination), (ii) the stockholders of TSRE failed to approve the Company Merger and the other transactions contemplated by the Merger Agreement at the TSRE special meeting, or (iii) TSRE has effected an Adverse Recommendation Change;

•	a Company Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn without qualification before such termination; and

•	within twelve months after termination of the Merger Agreement, TSRE consummates a transaction regarding, or executes a definitive agreement with respect to, a Company Takeover Proposal; provided that, for purposes of this provision, references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”.

TSRE has agreed to pay any reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by IRT up to a maximum of $5.0 million if the Merger Agreement is terminated (i) by either IRT or TSRE because the stockholders of TSRE failed to approve the Company Merger and the other transactions contemplated by the Merger Agreement at the TSRE special meeting, (ii) by IRT or TSRE because TSRE has effected an Adverse Recommendation Change, or (iii) by TSRE because the percentage decline, if any, from the 20-day volume weighted average price per share of IRT common stock as of the trading day prior to the date of the Merger Agreement to the 20-day volume weighted average price per share of IRT common stock as of the date five days prior to closing date of the Merger exceeds by 15% or more the percentage decline, if any, from the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the trading day prior to the date of the Merger Agreement to the average closing value of the MSCI US REIT Index for the period of 20 consecutive trading days ending on the date five days prior to the closing date of the Merger.

Termination Fee and Expenses Payable by IRT to TSRE

IRT has agreed to pay TSRE a reverse termination fee of $25.0 million (the “IRT Termination Fee”) if the Merger Agreement is terminated (i) by either IRT or TSRE because (A) the Merger has not been consummated on or before the End Date or (B) if all conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their nature are to be satisfied at the closing, provided that such conditions are reasonably capable of being satisfied) and IRT is unable to satisfy its obligation to effect the closing at such time because it is unable to obtain the financing that is necessary to pay the cash portion of the Merger Consideration, or (ii) by TSRE because the closing of the Merger has not occurred within two business days after TSRE has delivered written notice to IRT that all conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction of such conditions at such time) and TSRE is ready, willing and able to effect the closing of the Merger, and at the time of any such termination conditions of IRT to consummate the Merger are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied, and the condition whereby certain of TSRE’s lenders must enter into amendments to their loan documents that will, among other things, allow IRT to assume these loans).

IRT has agreed to pay any reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its affiliates) incurred by IRT up to a maximum of $5.0 million if the Merger Agreement is terminated by either IRT or TSRE because the stockholders of IRT failed to approve the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) at the IRT special meeting.

Financing Related to the Merger

IRT intends to finance the cash portion of the Merger Consideration and the fees, expenses and costs incurred in connection with the Merger and other transactions related to the Merger, and to repay or refinance certain of TSRE’s borrowings, using a combination of some or all of the following resources:

•	IRT’s available cash on hand;

•	the assumption and/or refinancing of certain of TSRE’s existing mortgage debt;

•	borrowings under the KeyBank Senior Facility for up to $325.0 million with KeyBank NA;

•	borrowings under the KeyBank Interim Facility for up to $120.0 million with KeyBank NA; and

•	if market conditions allow, proceeds from the sale of IRT stock.

The closing of the KeyBank Facilities remains subject to the negotiation and entry into definitive documentation and the satisfaction or waiver of customary conditions contained therein.

To the extent IRT does not utilize the KeyBank Facilities, IRT intends to finance the cash portion of the Merger Consideration and the fees, expenses and costs incurred in connection with the Merger and other transactions related to the Merger, and repay or refinance certain of TSRE’s borrowings, using borrowings under the DB Term Loan Facility for up to $500.0 million, for which IRT has received a commitment from DBNY.

The KeyBank Senior Facility will consist of a revolving line of credit in an amount of up to $125.0 million (the “Revolver”) and a term loan in an amount of no less than $200.0 million. Up to 10% of the Revolver will be available for swingline loans, and up to 10% of the Revolver will be available for the issuance of letters of credit. Additionally, IRT will have the right to increase the aggregate amount of the KeyBank Senior Facility to up to $450.0 million. The KeyBank Senior Facility will mature three years from its closing date, subject to the option of IRT to extend the KeyBank Senior Facility for two additional 12-month periods under certain circumstances. IRT may prepay the KeyBank Senior Facility, in whole or in part, at any time without fee or penalty, except for breakage costs associated with LIBOR borrowings. The KeyBank Senior Facility will be secured by certain of the properties of the Combined Company.

At IRT’s option, borrowings under the KeyBank Senior Facility will bear interest at a rate equal to either (i) the LIBOR rate plus a margin of 165 to 245 basis points, or (ii) a base rate plus a margin of 65 to 145 basis points. The applicable margin will be determined based upon IRT’s total leverage ratio. In addition, IRT will pay a fee of either 20 basis points (if greater than or equal to 50% of the Revolver is used) or 25 basis points (if less than 50% of the Revolver is used) on the unused portion of the Revolver. The KeyBank Senior Facility requires monthly payments of interest only and does not require any mandatory prepayments.

The terms offered by KeyBank NA with respect to the KeyBank Senior Facility are valid until October 15, 2015.

The KeyBank Interim Facility is structured as a 364-day secured term loan facility (with a maturity extension option for an additional six months under certain circumstances) available in a single draw on the closing date of the Merger. IRT may prepay the KeyBank Interim Facility, in whole or in part, at any time without fee or penalty (other than as provided in a separate fee letter among IRT, KeyBank NA and KeyBanc Capital Markets), except for breakage costs associated with LIBOR borrowings. The KeyBank Interim Facility will be secured by pledges of certain of the equity interests of IROP’s current and future subsidiaries and joint ventures (on a best-available basis to the extent such equity interests can be pledged pursuant to IRT’s existing debt agreements) and a pledge of the proceeds of all equity issuances by IRT.

At IRT’s option, borrowings under the KeyBank Interim Facility will bear interest at a rate equal to either (i) the LIBOR rate plus a margin of 500 basis points, or (ii) a base rate plus a margin of 400 basis points. If IRT elects to extend its maturity, at IRT’s option, the KeyBank Interim Facility will bear interest at a rate equal to either (i) the LIBOR rate plus a margin of 650 basis points, or (ii) a base rate plus a margin of 550 basis points. The KeyBank Interim Facility requires monthly payments of interest only. IRT is required to reduce the principal amount outstanding under the KeyBank Interim Facility to no greater than $100.0 million within six months of closing and must apply 100% of all net proceeds from equity issuances, sales of assets, or refinancings of assets towards repaying the KeyBank Interim Facility.

The terms offered by KeyBank NA with respect to the KeyBank Interim Facility are valid until October 15, 2015.

IRT expects to pay certain customary fees to KeyBank NA in connection with the KeyBank Senior Facility and the KeyBank Interim Facility.

IRT has entered into the DB Commitment Letter pursuant to which, on and subject to the terms and conditions therein, DBNY has committed to provide the DB Term Loan Facility in an aggregate principal amount of up to $500.0 million, subject to customary conditions as set forth in the DB Commitment Letter. The DB Term Loan Facility will be secured by certain of the properties of TSRE and pledges of the equity of the subsidiaries which own these properties. The proceeds of the DB Term Loan Facility may be used to (i) repay certain indebtedness of IRT and TSRE, (ii) pay a portion of the Merger Consideration, and/or (iii) pay various fees and expenses incurred in connection with the Merger. The DB Term Loan Facility is structured as a nine-month secured term loan facility (with a maturity extension option for an additional three months under certain circumstances) available in a single draw on the closing date of the Merger.

The obligation of DBNY to provide the financing under the DB Commitment Letter is subject to a number of conditions, including (i) the consummation of the Merger substantially contemporaneously with the funding of the DB Term Loan Facility, (ii) that since December 31, 2014, there has not been any “Company Material Adverse Effect” (as such term is defined in the Merger Agreement), (iii) delivery of certain customary financial information with respect to IRT and TSRE, (iv) payment of all fees, expenses and other costs contemplated by the DB Commitment Letter, (v) delivery of certain customary closing documents, (vi) the accuracy of certain customary representations and warranties, and (vii) the delivery of customary mortgage and related documentation in respect of the properties securing the DB Term Loan Facility.

The DB Commitment Letter expires on the earliest of (i) October 15, 2015 (or such later date as may be agreed by the parties to the DB Commitment Letter if the outside termination date of the Merger Agreement is extended), (ii) the date on which the Merger Agreement is terminated or expires in accordance with its terms, and (iii) the date of the closing of the Merger without the use of the DB Term Loan Facility.

The borrowing under the DB Term Loan Facility may be made at interest rates equal to the LIBOR rate plus a margin of 250 to 900 basis points, or a base rate plus a margin of 150 to 800 basis points. The applicable margin will be determined based on the mortgaged property advance rate, the debt yield and amount of time the DB Term Loan Facility remains outstanding. Where the mortgaged property advance rate is less than or equal to 70% and the debt yield after giving effect to the borrowing under the DB Term Loan Facility and the consummation of the Merger is greater than or equal to 8.0%, the applicable margin for LIBOR loans will be 250 basis points and the applicable margin for base rate loans will be 150 basis points. In all other instances, the applicable margin for LIBOR loans will be 450 basis points and the applicable margin for base rate loans will be 350 basis points at closing, with interest rates increasing (i) by 150 basis points from and after the six-month anniversary of the closing date and (ii) by an additional 300 basis points from and after the nine-month anniversary of the closing date through and including the day that is the one-year anniversary of the closing date (for an aggregate increase of 450 basis points), in the event a maturity extension option is exercised.

Pursuant to such financing commitment and in accordance with the terms of the fee letter entered into among DBNY, Deutsche Bank and IRT, DBNY and Deutsche Bank expect to receive certain customary fees from IRT, including certain fees payable depending on various circumstances and contingencies. In addition, the fee letter includes certain customary “market-flex” provisions.

The DB Commitment Letter permits IRT to use alternative financing, including the KeyBank Facilities, in connection with the consummation of the Merger, and IRT is under no obligation to enter into definitive documentation for the DB Term Loan Facility or to draw upon the financing commitment from DBNY.

IRT currently intends to utilize a portion of the financing it obtains in connection with the Merger to pay off its existing revolving credit facility.

IRT’s ability to finance the Merger is not a condition to its obligation to complete the Merger.

Miscellaneous Provisions

Specific Performance

Prior to a valid termination of the Merger Agreement, the parties to the Merger Agreement are entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, including any party’s obligations to consummate the Merger and the other transactions contemplated by the Merger Agreement, in addition to any and all other remedies at law or in equity. In the event that the Merger Agreement is terminated under circumstances in which IRT pays TSRE the IRT Termination Fee, TSRE will not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of IRT, IROP, OP Merger Sub or IRT LP LLC other than with respect to the payment of the IRT Termination Fee. Nothing in the Merger Agreement obligates IRT or any of its affiliates to enforce specifically the terms and provisions of the DB Commitment Letter.

Amendment

The parties to the Merger Agreement may amend the Merger Agreement by an instrument in writing signed by each of the parties, provided that, after either (i) approval of the Company Merger and the other transactions contemplated by the Merger Agreement by TSRE’s stockholders or (ii) approval of the issuance of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger) by IRT’s stockholders, no amendment may be made which by law requires further approval by such stockholders without such further approval. Certain provisions of the Merger Agreement relating to the financing related to the Merger may not be amended or modified in any way that adversely affects the rights of any of IRT’s potential financing sources without the prior written consent of such financing sources.

Waiver

Prior to the effective time of the Partnership Merger, any of the parties to the Merger Agreement may extend the time for performance of any obligations of the other parties to the Merger Agreement or waive any inaccuracies in the representations and warranties contained in the Merger Agreement or the other parties’ compliance with any agreements or conditions contained in the Merger Agreement.

Governing Law

The Merger Agreement is governed by the laws of the State of Maryland, without giving effect to any choice or conflicts of laws principles; provided that (i) the Partnership Merger and the Company Merger are governed by the laws of the State of Delaware and (ii) all disputes relating to the DB Commitment Letter or any of IRT’s potential financing sources are governed by the laws of the State of New York.

Jurisdiction; Venue

All proceedings arising out of or relating to the Merger Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland. Each of the parties to the Merger Agreement has irrevocably and unconditionally agreed to request and/or consent to the assignment of any such proceeding to the Maryland Business and Technology Case Management Program.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the Company Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of TSRE common stock and of the ownership and disposition of Combined Company common stock received in the Company Merger.

This discussion assumes that holders of TSRE common stock and holders of Combined Company common stock hold such common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion is based upon the Code, Treasury regulations promulgated under the Code, referred to herein as the Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the Company Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to holders of shares of TSRE common stock that are subject to special treatment under U.S. federal income tax law, including, for example:

•	financial institutions;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes);

•	insurance companies;

•	broker-dealers;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold shares of TSRE common stock (or, following the effective time of the Company Merger, Combined Company common stock) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	certain U.S. expatriates;

•	U.S. holders whose “functional currency” is not the U.S. dollar; and

•	persons who acquired their shares of TSRE common stock (or, following the effective time of the Company Merger, Combined Company common stock) through the exercise of an employee stock option or otherwise as compensation.

For purposes of this discussion, a “holder” means a beneficial owner of shares of TSRE common stock (or, following the effective time of the Company Merger, of the Combined Company common stock), and a “U.S. holder” means a holder that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (A) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (B) has a valid election in place under the Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of TSRE common stock (or, following the effective time of the Company Merger, Combined Company common stock) other than a U.S. holder or partnership.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of TSRE common stock (or, following the Company Merger, Combined Company common stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Any partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of TSRE common stock (or, following the Company Merger, the Combined Company common stock), and the partners in such partnership (as determined for U.S. federal income tax purposes), should consult their tax advisors.

This discussion of material U.S. federal income tax consequences of the Company Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THE U.S. FEDERAL INCOME TAX RULES APPLICABLE TO THE MERGER AND TO REITS GENERALLY ARE HIGHLY TECHNICAL AND COMPLEX. HOLDERS OF SHARES OF TSRE COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE OWNERSHIP OF COMMON STOCK OF THE COMBINED COMPANY, AND THE COMBINED COMPANY’S QUALIFICATION AS A REIT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS, AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Opinions from Counsel Regarding the Merger

It is a condition to the completion of the Merger that Morrison & Foerster LLP and Pepper Hamilton LLP each renders a tax opinion to its client, dated as of the closing date of the Company Merger, to the effect that the Company Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Morrison & Foerster LLP and Pepper Hamilton LLP counsel are providing opinions to TSRE and IRT, respectively, to similar effect in connection with the filing of this Registration Statement. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by TSRE and IRT regarding factual matters (including those contained in tax representation letters provided by TSRE and IRT), and covenants undertaken by TSRE and IRT, each as of the closing date of the Company Merger, and they assume that the Per Share Cash Amount will not be more than 60% of the total Merger Consideration to be received by a holder of TSRE common stock in the Company Merger. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Company Merger could differ from those described in the tax opinions and in this discussion. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or will be requested in connection with the Company Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. If the condition relating to either tax opinion to be delivered at closing is waived, this joint proxy statement/prospectus will be amended and recirculated.

As noted and subject to the qualifications above, in the opinion of Morrison & Foerster LLP and Pepper Hamilton LLP, the Company Merger of TSRE into IRT LP LLC will qualify as a reorganization within the meaning of Section 368(a) of the Code. As a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Company Merger will be as follows:

•	TSRE will not recognize any gain or loss as a result of the Company Merger.

•

A holder of TSRE common stock will recognize gain, to the extent of the lesser of (1) the total amount of cash received by such holder in the Company Merger (other than cash received in lieu of a fractional share of Combined Company common stock); and (2) the difference between (a) the sum of the fair market value of the Combined Company common stock received in the Company Merger plus the amount of cash received in the Company Merger (other than cash received in lieu of a fractional share of Combined Company common stock), and (b) the stockholder’s tax basis in the shares of TSRE common stock surrendered in exchange therefor.

•	No loss will be recognized, except for loss resulting from the receipt of cash in lieu of a fractional share of Combined Company common stock.

•	If a holder acquired different blocks of shares of TSRE common stock at different times or different prices, Treasury Regulations provide guidance on how such holder may allocate its tax basis to shares of the Combined Company common stock received in the Company Merger. Holders that hold multiple blocks of shares of TSRE common stock should consult their tax advisors regarding the proper allocation of their basis among shares of Combined Company common stock received in the Company Merger under these Treasury Regulations.

•	Any gain recognized generally will be capital gain, provided that the cash consideration received does not have the effect of the distribution of a dividend within the meaning of Section 356(a)(2) of the Code (including through the application of Section 302 of the Code). Such capital gain will be long-term capital gain if the shares of TSRE common stock exchanged were held for more than one year. Whether or not the cash consideration received by any stockholder could be considered essentially equivalent to, or having the effect of, a dividend will depend on the holder’s particular situation. Each holder of shares of TSRE common stock should consult its own tax advisor as to the applicability of these rules to them.

•	The aggregate tax basis of the Combined Company common stock received (including any fractional share interests deemed received and redeemed for cash as described below) by a holder will be the same as the aggregate tax basis of the shares of TSRE common stock surrendered in exchange therefor, reduced by the amount of cash received in the Company Merger (excluding cash received in lieu of a fractional share of Combined Company common stock) and increased by the amount of any gain or dividend income recognized in the Company Merger (excluding any gain recognized as a result of any cash received in lieu of a fractional share of Combined Company common stock). Holders of shares of TSRE common stock who hold multiple blocks of shares of TSRE common stock should consult their tax advisors regarding the proper allocation of their basis among Combined Company common stock received.

•	The holding period of the Combined Company common stock received by a holder in connection with the Company Merger will include the holding period of the shares of TSRE common stock surrendered in the Company Merger.

•	Cash received by a holder of TSRE common stock in lieu of a fractional share of Combined Company common stock in the Company Merger will be treated as if such fractional share had been issued in the Company Merger and then redeemed by the Combined Company, and such holder generally will recognize capital gain or loss with respect to such cash payment, measured by the difference, if any, between the amount of cash received and the holder’s tax basis in such fractional share. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period in respect of such fractional share is greater than one year. Certain non-corporate holders generally are subject to tax on long-term capital gains at reduced rates under current law. The deductibility of capital losses is subject to certain limitations.

•

Non-U.S. holders of shares of TSRE common stock generally will not be subject to U.S. federal income tax on amounts described above (other than dividends) if (1) such non-U.S. holder has owned, actually or constructively, 5% or less of TSRE’s outstanding common stock during the five-year period ending on the date of the Company Merger the stock) or (2) TSRE is a “domestically controlled” REIT. A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. holders. Because TSRE is publicly traded, it cannot be certain that it is domestically controlled. If TSRE is not domestically controlled, a non-U.S. holder that owns more than 5% in value of TSRE’s common stock will be subject to U.S. federal income tax on that holder’s gain in their TSRE common stock unless (A) the Combined Company is not domestically-controlled, (B) either the Combined Company common stock is not regularly traded on an established securities market or the non-U.S. holder receives more than 5% in value of the Combined Company common stock if such common stock is regularly traded on an established securities market, and (C) the non-U.S. holder complies with certain U.S. return filing requirements, in which case only the gain attributable to fractional shares exchanged for cash shall be subject to U.S. federal income tax. If a non-U.S. holder is subject to tax on its exchange of TSRE common stock in the Company Merger, its gain will be measured by the excess of (i) the sum of the fair market value of the Combined Company stock received in the exchange plus any cash received over (ii) the non-U.S. holder’s adjusted tax basis in its TSRE common stock.

•	If the cash consideration received by a non-U.S. holder could be considered to be essentially equivalent to, or having the effect of, a dividend, as discussed above, such dividend generally will be treated as ordinary income and will be subject to withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty.

Backup Withholding

Certain holders of shares of TSRE common stock may be subject to backup withholding with respect to any cash received in the Company Merger. Backup withholding generally will not apply, however, to a holder of shares of TSRE common stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9, provides a properly completed IRS Form W-8BEN or W-8BEN-E (as applicable), or is otherwise exempt from backup withholding and provides appropriate proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided that the holder timely furnishes the required information to the IRS.

Tax Opinions from Counsel Regarding REIT Qualification of TSRE and IRT

It is a condition to the obligation of IRT to complete the Company Merger that IRT receive an opinion from Morrison & Foerster LLP, dated as of the closing date of the Company Merger, to the effect that, TSRE, commencing with its taxable year ended December 31, 2012 through its taxable year ending with the Company Merger, was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code. The opinion of Morrison & Foerster LLP will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by TSRE regarding factual matters (including those contained in tax representation letters provided by TSRE and IRT) relating to the organization and operation of TSRE and its subsidiaries as of the closing date of the Company Merger.

It is a condition to the obligation of TSRE to complete the Company Merger that TSRE receive an opinion from Pepper Hamilton LLP, dated as of the closing date of the Company Merger, to the effect that, for all taxable years commencing with IRT’s taxable year ended December 31, 2011, IRT was organized and operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code, and its past, current, and intended future organization and operations will permit IRT (as the Combined Company) to continue to qualify for taxation as a REIT under Sections 856 through 860 of the Code for its taxable year ending on or before December 31, 2015 that includes the Company Merger. The opinion of Pepper Hamilton LLP will be subject to customary exceptions, assumptions and qualifications, and be based on representations made by TSRE and IRT regarding factual matters (including those contained in tax representation letters provided by TSRE and IRT), and covenants undertaken by IRT, relating to the organization and operation of the Combined Company and its subsidiaries.

Neither of the opinions described above will be binding on the IRS or the courts. The Combined Company intends to continue to operate in a manner to qualify as a REIT following the Company Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Tax Liabilities and Attributes Inherited from TSRE

If TSRE failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, TSRE would be liable for (and the Combined Company would be obligated to pay) U.S. federal income tax on its taxable income for such years at regular corporate rates, and, assuming the Company Merger qualified as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company would be subject to tax on the built-in gain on each TSRE asset existing at the time of the Company Merger if the Combined Company were to dispose of the TSRE asset within a statutory period, which could extend for up to ten years following the Company Merger. Such tax would be imposed at the highest regular corporate rate in effect at the date of the sale. Furthermore, after the Company Merger, the asset and income tests will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from TSRE, and to all of the income of the Combined Company, including the income derived from the assets the Combined Company acquires from TSRE. As a result, the nature of the assets that the Combined Company acquires from TSRE and the income the Combined Company derives from those assets may have an effect on the tax status of the Combined Company as a REIT.

Qualification as a REIT requires TSRE to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to TSRE. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within the control of TSRE.

Tax Liabilities and Attributes of IRT

If IRT failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, IRT would be liable for (and the Combined Company would be obligated to pay) U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, IRT (and the Combined Company) would not be able to re-elect REIT status until the fifth taxable year after the first taxable year in which such failure occurred.

Material U.S. Federal Income Tax Considerations Applicable to Holders of the Combined Company Common Stock

This section summarizes the material U.S. federal income tax consequences generally resulting from the election of IRT to be taxed as a REIT and the ownership of common stock of the Combined Company. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and the holders of certain of its common stock under current law. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

Taxation of REITs

TSRE and IRT have each elected to be taxed as a REIT. IRT elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2011.

IRT currently intends to continue to be organized and operate in this manner as the “Combined Company.” However, qualification and taxation as a REIT depend upon the ability of the Combined Company to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that IRT has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT.

In brief, a corporation that invests primarily in real estate can, if it complies with the provisions in Sections 856 through 860 of the Code, qualify as a REIT and claim U.S. federal income tax deductions for the dividends it pays to its stockholders. Such a corporation generally is not taxed on its REIT taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

General

In any year in which the Combined Company qualifies as a REIT and has a valid REIT election in place, it will claim deductions for the dividends that it pays to the stockholders, and therefore will not be subject to U.S. federal income tax on that portion of its REIT taxable income or capital gain which is currently distributed to its stockholders. The Combined Company will, however, be subject to U.S. federal income tax at normal corporate rates on any REIT taxable income or capital gain not distributed.

Even though the Combined Company qualifies as a REIT, it nonetheless is subject to U.S. federal tax in the following circumstances:

•	The Combined Company is taxed at regular corporate rates on any REIT taxable income, including undistributed net capital gains that it do not distribute to stockholders during, or within a specified period after, the calendar year in which it recognized such income. The Combined Company may elect to retain and pay income tax on its net long-term capital gain. In that case, a stockholder would include its proportionate share of the Combined Company’s undistributed long-term capital gain (to the extent the Combined Company makes a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that the Combined Company has paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in the Combined Company’s common stock.

•	The Combined Company may be subject to the alternative minimum tax.

•	If the Combined Company has net income from prohibited transactions, such income will be subject to a 100% tax. “Prohibited transactions” are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, rather than for investment, other than foreclosure property.

•	If the Combined Company has net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other non-qualifying income from foreclosure property, the Combined Company will be subject to corporate tax on such income at the highest applicable rate (currently 35%).

•	If the Combined Company fails to satisfy the 75% Gross Income Test or the 95% Gross Income Test, as discussed below, but nonetheless maintain its qualification as a REIT because other requirements are met, the Combined Company will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which it fails the 75% Gross Income Test or (b) the amount by which it fails the 95% Gross Income Test, as the case may be, multiplied by (2) a fraction intended to reflect the Combined Company’s profitability.

•	If the Combined Company fails to satisfy any of the REIT Asset Tests, as described below, other than certain de minimis failures, but its failure is due to reasonable cause and not due to willful neglect and it nonetheless maintains its REIT qualification because of specified cure provisions, the Combined Company will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which it failed to satisfy the Asset Tests.

•	If the Combined Company fails to satisfy any other REIT qualification requirements (other than a Gross Income or Asset Tests) and that violation is due to reasonable cause and not due to willful neglect, it may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

•	If the Combined Company fails to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, the Combined Company will be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior years), plus (b) retained amounts on which federal income tax is paid at the corporate level.

•	The Combined Company may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders.

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between the Combined Company, its lessor or a TRS (as described below) if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If the Combined Company acquires appreciated assets from a C corporation (i.e., a corporation generally subject to corporate income tax) in a transaction in which the adjusted tax basis of the assets in the Combined Company’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, the Combined Company may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of such assets during a specified period following their acquisition from the C corporation. The results described in this paragraph would not apply if the non-REIT corporation elects, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by the Combined Company.

•	The Combined Company may have subsidiaries or own interests in other lower-tier entities that are C corporations, such as TRSs, the earnings of which would be subject to federal corporate income tax.

In addition, the Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and non-U.S. income, franchise property and other taxes on assets and operation. The Combined Company could also be subject to tax in situations and on transactions not presently contemplated.

REIT Qualification Tests

The Code defines a REIT as a corporation, trust or association:

•	that elects to be taxed as a REIT;

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation but for its status as a REIT;

•	that is neither a financial institution nor an insurance company;

•	that meets the gross income, asset and annual distribution requirements;

•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a partial taxable year; and

•	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals or entities treated as individuals for this purpose.

The first six conditions must be met during each taxable year for which REIT status is sought, while the last two conditions do not have to be met until after the first taxable year for which a REIT election is made.

Share Ownership Tests. The Combined Company’s common stock and any other stock it issues must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning the Combined Company’s stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, at all times during the second half of each taxable year, no more than 50% in value of the Combined Company’s stock may be owned, directly or indirectly, by five or fewer individuals (determined with attribution to the owners of any entity owning the Combined Company’s stock). These two requirements do not apply until after the first taxable year for which the Combined Company elected REIT status.

The Combined Company’s charter contains certain provisions intended to enable it to meet these requirements. First, it contains provisions restricting the transfer of the Combined Company’s stock that would result in any person beneficially owning or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of the Combined Company’s outstanding capital stock, including its common stock, subject to certain exceptions. The Combined Company’s board of directors has granted such an exception for RAIT and its subsidiaries to own, in the aggregate, up to 100% of the Combined Company’s outstanding common stock. Additionally, the terms of the options that may be granted to the independent directors will contain provisions that prevent them from causing a violation of these tests. The Combined Company’s charter also contains provisions requiring each holder of the Combined Company’s shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with the Combined Company’s disclosure request will be required, under regulations of the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax return for the year in which the request was made.

Subsidiary Entities. A qualified REIT subsidiary is a corporation that is wholly owned by a REIT and is not a TRS. For purposes of the Asset and Gross Income Tests described below, all assets, liabilities and tax attributes of a qualified REIT subsidiary are treated as belonging to the REIT. A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax. Although the Combined Company expects to hold all of its investments through IROP, it may hold investments through qualified REIT subsidiaries. A TRS is described under “Asset Tests” below. A partnership is not subject to U.S. federal income tax and instead allocates its tax attributes to its partners. The partners are subject to U.S. federal income tax on their allocable share of the income and gain, without regard to whether they receive distributions from the partnership. Each partner’s share of a partnership’s tax attributes is determined in accordance with the partnership agreement. For purposes of the Asset and Gross Income Tests, the Combined Company will be deemed to own a proportionate share of the assets of IROP, and the Combined Company will be allocated a proportionate share of each item of gross income of IROP.

Asset Tests. At the close of each calendar quarter of each taxable year, the Combined Company must satisfy a series of tests based on the composition of its assets. After initially meeting the Asset Tests at the close of any quarter, the Combined Company will not lose its status as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of its assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. The Combined Company intends to maintain adequate records of the value of its assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

At least 75% of the value of the Combined Company’s assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities. Real estate assets include (i) real property (including interests in real property and interests in mortgages on real property), (ii) shares in other qualifying REITs and (iii) any stock or debt instrument (not otherwise a real estate asset) attributable to the temporary investment of “new capital,” but only for the one-year period beginning on the date the Combined Company received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by the Combined Company in exchange for its stock or in a public offering of debt obligations that have a maturity of at least five years.

If the Combined Company invests in any securities that do not qualify under the 75% test, such securities may not exceed either: (i) 5% of the value of the Combined Company’s assets as to any one issuer; or (ii) 10% of the outstanding securities by vote or value of any one issuer. A partnership interest held by a REIT is not considered a “security” for purposes of these tests; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets. For purposes of the 10% value test, a REIT’s proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by a partnership. For all of the other Asset Tests, a REIT’s proportionate share is based on its proportionate interest in the capital of the partnership. In addition, as discussed above, the stock of a qualified REIT subsidiary is not counted for purposes of the Asset Tests.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt.” A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the following securities will not violate the 10% value test:

(i)	any loan made to an individual or an estate;

(ii)	certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT);

(iii)	any obligation to pay rents from real property;

(iv)	securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity;

(v)	any security issued by another REIT; and

(vi)	any debt instrument issued by a partnership if the partnership’s income is such that the partnership would satisfy the 75% Gross Income Test described below. In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in that partnership. Any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% Gross Income Test, and any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

A REIT may own the stock of a TRS. A TRS is a corporation (other than another REIT) that is owned in whole or in part by a REIT, and joins in an election with the REIT to be classified as a TRS. A corporation that is 35%

owned by a TRS will also be treated as a TRS. Securities of a TRS are excepted from the 5% and 10% vote and value limitations on a REIT’s ownership of securities of a single issuer. However, no more than 25% of the value of a REIT’s assets may be represented by securities of one or more TRSs.

A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT status for failing to satisfy these 5% or 10% Asset Tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10.0 million; provided in either case that the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the Asset Tests for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (1) $50,000 or (2) an amount determined (under regulations) by multiplying (x) the highest rate of tax for corporations under Section 11 of the Code, by (y) the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

The Combined Company believes that its holdings of securities and other assets comply with the foregoing Asset Tests, and it intends to monitor compliance with such tests on an ongoing basis. The values of some of the Combined Company’s assets, however, may not be precisely valued, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT Asset Tests. Accordingly, there can be no assurance that the IRS will not contend that the Combined Company’s assets do not meet the requirements of the Asset Tests.

Gross Income Tests. For each calendar year, the Combined Company must satisfy two separate tests based on the composition of its gross income, as defined under its method of accounting.

The 75% Gross Income Test. At least 75% of the Combined Company’s gross income for the taxable year (excluding gross income from prohibited transactions and certain hedging transactions as discussed below under “—Hedging Transactions” and cancellation of indebtedness income) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of the Combined Company’s trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) income attributable to stock or a debt investment that is attributable to a temporary investment of new capital (as described under the 75% Asset Test above) received or earned during the one-year period beginning on the date the Combined Company received such new capital. The Combined Company intends to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow it to qualify under the 75% Gross Income Test.

Income attributable to a lease of real property will generally qualify as “rents from real property” under the 75% Gross Income Test (and the 95% Gross Income Test described below), subject to the rules discussed below:

Rent from a particular tenant will not qualify if the Combined Company, or an owner of 10% or more of its stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

Rental income will not qualify if the Combined Company furnishes or renders services to tenants or manages or operates the underlying property, other than through a permissible “independent contractor” from whom it derives no revenue, or through a TRS. This requirement, however, does not apply to the extent that the services, management or operations the Combined Company provides are “usually or customarily rendered” in connection with the rental of space, and are not otherwise considered “rendered to the occupant.” With respect to this rule, tenants will receive some services in connection with their leases of the real properties. The Combined Company’s intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test (and the 95% Gross Income Test described below). The Combined Company’s board of directors intends to hire qualifying independent contractors or to utilize TRSs to render services which it believes, after consultation with the Combined Company’s tax advisor, are not usually or customarily rendered in connection with the rental of space.

In addition, the Combined Company has represented that, with respect to its leasing activities, it will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above) (ii) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (iii) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, a 100% excise tax is imposed on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arms’ length basis.

It is possible that the Combined Company will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test, provided in both cases, that the interest does not depend, in whole or in part, on the income or profits of any person (other than amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% Gross Income Test if the amount of the loan does not exceed the fair market value of the real property at the time the Combined Company commits to make or acquire the loan. The Combined Company expects that all of its loans secured by real property will be structured this way. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

The 95% Gross Income Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Combined Company’s gross income (excluding gross income from prohibited transactions and certain hedging transactions as discussed below under “—Hedging Transactions” and cancellation of indebtedness income) for the taxable year must be derived from (i) sources which satisfy the 75% Gross Income Test, (ii) dividends, (iii) interest, or (iv) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of the Combined Company’s trade or business. The Combined Company intends to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow it to satisfy the 95% Gross Income Test.

The Combined Company’s share of income from the properties will primarily give rise to rental income and gains on sales of the properties, substantially The Combined Company’s anticipated operations indicate that it is likely that it will have little or no non-qualifying income.

As described above, the Combined Company may establish one or more TRSs. The gross income generated by these TRSs would not be included in the Combined Company’s gross income. Any dividends from TRSs to the Combined Company would be included in its gross income and qualify for the 95% Gross Income Test.

If the Combined Company fails to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, it may retain its status as a REIT for such year if: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) it attaches to its return a schedule describing the nature and amount of each item of its gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, the Combined Company would remain subject to tax equal to the greater of the amount by which it failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect the Combined Company’s profitability.

Annual Distribution Requirements. The Combined Company is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to the excess of: (i) the sum of: (a) 90% of its REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain); and (b) 90% of the net income (after tax) from foreclosure property; less (ii) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if the Combined Company: (1) declared a dividend before the due date of its tax return (including extensions); (2) distributed the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (3) filed an election with its tax return. Additionally, dividends that the Combined Company declares in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31 of that year so long as the dividends are actually paid during January of the following year. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide the Combined Company with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (A) pro rata among all outstanding shares of stock within a particular class and (B) in accordance with the preferences among different classes of stock as set forth in the Combined Company’s organizational documents. If the Combined Company fails to meet the annual distribution requirements as a result of an adjustment to its U.S. federal income tax return by the IRS, or under certain other circumstances, the Combined Company may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

The Combined Company intends to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on its earnings; however, it may not always be possible to do so. It is possible that the Combined Company may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. The Combined Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary to comply with the annual distribution requirements, will borrow funds to provide fully the necessary cash flow.

Failure to Qualify. If the Combined Company fails to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, it may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, the Combined Company will not be able to deduct its dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of the Combined Company’s current and accumulated earnings and profits) will be taxable as dividends. This “double taxation” results from the Combined Company’s failure to qualify as a REIT. Unless entitled to relief under specific statutory provisions, the Combined Company will not be eligible to elect REIT status for the four taxable years following the year during which qualification was lost.

Prohibited Transactions. As discussed above, the Combined Company will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of the Combined Company’s business which is not foreclosure property. There is an exception to this rule for the sale of real property that:

•	has been held for at least two years;

•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;

•	in some cases, was held for production of rental income for at least two years;

•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and

•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year, or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

The Combined Company’s intention in acquiring and operating the properties is the production of rental income and it does not expect to hold any property for sale to customers in the ordinary course of its business.

Foreclosure Property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property; (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated; and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions. The Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures, contracts, forward rate agreements or similar financial instruments. Any income from a hedging transaction, including gain from a disposition of such a transaction, to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Combined Company to acquire or own real estate assets which is clearly identified as such before the close of the day on which it was acquired, originated or entered into and with respect to which the Combined Company satisfies other identification requirements, will be disregarded for purposes of the 75% and 95% Gross Income Tests. There are also rules for disregarding income for purposes of the 75% and 95% Gross Income Tests with respect to hedges of certain foreign currency risks. To the extent the Combined Company enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% Gross Income Tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its ability to qualify as a REIT.

Characterization of Property Leases. The Combined Company may purchase either new or existing properties and lease them to tenants. The Combined Company’s ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are true leases, under which the Combined Company would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing transaction. A determination by the IRS that the Combined Company is not the owner of any properties for U.S. federal income tax purposes may have adverse consequences to the Combined Company, such as the denial of depreciation deductions (which could affect the determination of its REIT taxable income subject to the distribution requirements) or its satisfaction of the Asset Tests or the Gross Income Tests.

Tax Aspects of Investments in Partnerships

General. The Combined Company operate as an UPREIT, which is a structure whereby it owns a direct interest in its operating partnership, IROP, both directly and through IRT LP LLC, and the operating partnership, in turn, owns interests in other non-corporate entities that own properties. Such non-corporate entities generally are organized as limited liability companies, partnerships or trusts and are either disregarded for U.S. federal income tax purposes (if IROP was the sole owner) or treated as partnerships for U.S. federal income tax purposes. The following is a summary of the U.S. federal income tax consequences of the Combined Company’s investment in IROP. This discussion should also generally apply to any investment by the Combined Company in a property partnership or other non-corporate entity.

A partnership (that is not a publicly traded partnership taxed as a corporation) is not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. The Combined Company will be required to take into account its allocable share of the foregoing items for purposes of the various Gross Income and Asset Tests, and in the computation of its REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from IROP will be sufficient to pay the tax liabilities resulting from the Combined Company’s investment in IROP.

The Combined Company intend that interests in IROP (and any partnership invested in by IROP with one or more partners) will fall within one of the “safe harbors” for the partnership to avoid being classified as a publicly traded partnership. However, the Combined Company’s ability to satisfy the requirements of some of these safe harbors depends on the results of its actual operations and accordingly no assurance can be given that any such partnership would not be treated as a publicly traded partnership. Even if a partnership qualifies as a publicly traded partnership, it generally will not be treated as a corporation if at least 90% of its gross income each taxable year is from certain passive sources.

If for any reason IROP (or any partnership invested in by IROP) is taxable as a corporation for U.S. federal income tax purposes, the character of the Combined Company’s assets and items of gross income would change, and as a result, the Combined Company would most likely be unable to satisfy the Asset Tests and Gross Income Tests described above. In addition, any change in the status of any partnership may be treated as a taxable event, in which case the Combined Company could incur a tax liability without a related cash distribution. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Anti-abuse Treasury regulations have been issued under the partnership provisions of the Code that authorize the IRS, in some abusive transactions involving partnerships, to disregard the form of a transaction and recast it as it deems appropriate. The anti-abuse regulations apply where a partnership is utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners’ aggregate U.S. federal tax liability in a manner inconsistent with the intent of the partnership provisions. The anti-abuse regulations contain an example in which a REIT contributes the proceeds of a public offering to a partnership in exchange for a general partnership interest. The limited partners contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. The example concludes that the use of the partnership is not inconsistent with the intent of the partnership provisions, and thus, cannot be recast by the IRS. However, the anti-abuse regulations are extraordinarily broad in scope and are applied based on an analysis of all the facts and circumstances. As a result, the Combined Company cannot assure holders of its shares of common stock that the IRS will not attempt to apply the anti-abuse regulations to us. Any such action could potentially jeopardize the Combined Company’s REIT status and materially affect the tax consequences and economic return resulting from an investment in the Combined Company.

Income Taxation of the Partnerships and their Partners. Although a partnership agreement will generally determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Section 704(b) of the Code and the Treasury regulations. If any allocation is not recognized for U.S. federal income tax purposes as having “substantial economic effect,” the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. The Combined Company believes that the allocations of taxable income and loss in IROP’s partnership agreement comply with the requirements of Section 704(b) of the Code and the Treasury regulations.

Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to property contributed to IROP in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by IROP, such property will generally have an initial tax basis equal to its fair market value, and accordingly, Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by IROP to cure any book-tax differences. In certain circumstances, the Combined Company may create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Section 704(c) of the Code would apply to such differences as well.

Some expenses incurred in the conduct of IROP’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of IROP may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

U.S. Federal Income Taxation for Holders of Combined Company’s Stock

Taxation of Taxable Domestic Stockholders

General. This section summarizes the taxation of domestic stockholders that are not tax-exempt organizations. For these purposes, a domestic stockholder is a beneficial owner of the Combined Company’s common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Combined Company’s shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the Combined Company’s common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the purchase, ownership and disposition of the Combined Company’s shares by the partnership.

Certain high-income U.S. individuals, estates, and trusts are subject to an additional 3.8% tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax is 3.8% of the lesser of the individual’s net investment income, or the excess of the individual’s modified adjusted gross income over an amount equal to (1) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (2) $125,000 in the case of a married individual filing a separate return, or (3) $200,000 in the case of a single individual. As long as the Combined Company qualifies as a REIT, distributions paid to its domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will generally be ordinary income and generally will not be “qualified dividends” in the case of non-corporate domestic stockholders and will not be eligible for the dividends received deduction in the case of corporate domestic stockholders. For non-corporate domestic stockholders, qualified dividends are taxed at a maximum rate of 20%, whereas ordinary income may be taxed at rates as high as 39.6%. Distributions in excess of current and accumulated earnings and profits are treated first as a tax-deferred return of capital to the stockholder, reducing the stockholder’s tax basis in his or her common stock by the amount of such distribution, and then as capital gain. Because the Combined Company’s earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a tax-deferred return of capital. Additionally, because distributions in excess of earnings and profits reduce the stockholder’s basis in the Combined Company’s stock, this will increase the stockholder’s gain on any subsequent sale of the stock.

Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (generally taxable at a maximum rate of 20% in the case of non-corporate domestic stockholders, subject to a maximum rate of 25% for certain recapture of real estate depreciation) to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. However, corporate stockholders may be required to treat up to 20% of some types of capital gain dividends as ordinary income. The Combined Company may also decide to retain, rather than distribute, its net long-term capital gains and pay any tax thereon. In such instances, stockholders would include their proportionate shares of such gains in income, receive a credit on their returns for their proportionate share of the Combined Company’s tax payments, and increase the tax basis of their shares of stock by the after-tax amount of such gain.

Dividend income is characterized as “portfolio” income under the passive loss rules and cannot be offset by a stockholder’s current or suspended passive losses. Although stockholders generally recognize taxable income in the year that a distribution is received, any distribution the Combined Company declares in October, November or December of any year that is payable to a stockholder of record on a specific date in any such month will be treated as both paid by the Combined Company and received by the stockholder on December 31 of the year it was declared if paid by the Combined Company during January of the following calendar year. Because the Combined Company is not a pass-through entity for U.S. federal income tax purposes, stockholders may not use any of its operating or capital losses to reduce their tax liabilities.

In certain circumstances, the Combined Company may have the ability to declare a large portion of a dividend in shares of its stock. In such a case, a stockholder would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of the Combined Company’s stock.

In general, the sale of the Combined Company’s common stock held for more than 12 months will produce long-term capital gain or loss. All other sales will produce short-term gain or loss. In each case, the gain or loss is equal to the difference between the amount of cash and fair market value of any property received from the sale and the stockholder’s basis in the common stock sold. However, any loss from a sale or exchange of common stock by a stockholder who has held such stock for six months or less generally will be treated as a long-term capital loss, to the extent that the stockholder treated the Combined Company’s distributions as long-term capital gains.

The Combined Company will report to its domestic stockholders and to the IRS the amount of dividends it pays during each calendar year, and the amount (if any) of U.S. federal income tax it withholds. A stockholder may be subject to backup withholding with respect to dividends paid unless such stockholder: (i) is a corporation or comes within other exempt categories or (ii) provides the Combined Company with a taxpayer identification number, certifies as to no loss of exemption, and otherwise complies with applicable requirements. A stockholder that does not provide the Combined Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding can be credited against the stockholder’s U.S. federal income tax liability. In addition, the Combined Company may be required to withhold a portion of distributions made to any stockholders who fail to certify their non-foreign status to us. See the “Taxation of Non-U.S. Stockholders” portion of this section.

Domestic stockholders that hold the Combined Company’s common stock through certain foreign financial institutions (including investment funds) may be subject to withholding on dividends in respect of, and the gain from the sale of, such common stock, as discussed in “Taxation of Non-U.S. Stockholders—U.S. Federal Income Tax Withholding—FATCA” below.

Taxation of Tax-Exempt Stockholders. The Combined Company’s distributions to a stockholder that is a domestic tax-exempt entity should not constitute UBTI unless the stockholder borrows funds (or otherwise incurs acquisition indebtedness within the meaning of the Code) to acquire its common stock, or the common stock is otherwise used in an unrelated trade or business of the tax-exempt entity. Furthermore, part or all of the income or gain recognized with respect to the Combined Company’s stock held by certain domestic tax-exempt entities including social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal service plans (all of which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code), may be treated as UBTI.

Special rules apply to the ownership of REIT shares by Section 401(a) tax-exempt pension trusts. If the Combined Company would fail to satisfy the “five or fewer” share ownership test (discussed above with respect to the share ownership tests), and if Section 401(a) tax-exempt pension trusts were treated as individuals, tax-exempt pension trusts owning more than 10% by value of the Combined Company’s stock may be required to treat a percentage of the Combined Company’s dividends as UBTI. This rule applies if: (i) at least one tax-exempt pension trust owns more than 25% by value of the Combined Company’s shares, or (ii) one or more tax-

exempt pension trusts (each owning more than 10% by value of the Combined Company’s shares) hold in the aggregate more than 50% by value of the Combined Company’s shares. The percentage treated as UBTI is the Combined Company’s gross income (less direct expenses) derived from an unrelated trade or business (determined as if the Combined Company were a tax-exempt pension trust) divided by the Combined Company’s gross income from all sources (less direct expenses). If this percentage is less than 5%, however, none of the dividends will be treated as UBTI. Prospective tax-exempt purchasers should consult their own tax advisors as to the applicability of these rules and consequences to their particular circumstances.

Taxation of Non-U.S. Stockholders

General. The rules governing the U.S. federal income taxation of beneficial owners of the Combined Company’s common stock that are nonresident alien individuals, foreign corporations and other foreign investors (collectively, “Non-U.S. Stockholders”) are complex, and as such, only a summary of such rules is provided in this exhibit. Non-U.S. investors should consult with their own tax advisors to determine the impact that U.S. federal, state and local income tax or similar laws will have on such investors as a result of an investment in the Combined Company’s common stock.

U.S. Federal Income Tax Withholding—FATCA. Pursuant to legislation commonly referred to as “FATCA,” withholding at a rate of 30% generally will be required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30% will be required on gross proceeds from the sale of, shares of the Combined Company’s common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain Non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which the Combined Company’s shares are held will affect the determination of whether such withholding is required. Similarly, currently dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, the Combined Company’s shares held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the Combined Company that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which the Combined Company will in turn provide to the Secretary of the Treasury. Non-U.S. stockholders are encouraged to consult with their tax advisors regarding the possible implications of these rules on their investment in the Combined Company’s common stock.

Distributions-In General. Distributions paid by the Combined Company that are not attributable to gain from its sales or exchanges of U.S. real property interests and not designated by it as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of its current or accumulated earnings and profits. Such dividends to Non-U.S. Stockholders ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Combined Company’s shares of common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as domestic stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a foreign corporation that is not entitled to any treaty exemption). Dividends in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a stockholder to the extent they do not exceed the adjusted basis of the stockholder’s shares. Instead, they will reduce the adjusted basis of such shares. To the extent that such dividends exceed the adjusted basis of a Non-U.S. Stockholder’s shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described in the “Sale of Shares” portion of this Section below.

Distributions Attributable to Sale or Exchange of Real Property. Distributions that are attributable to gain from the Combined Company’s sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. trade or business. Non-U.S. Stockholders would thus be required to file U.S. federal income tax returns and would be taxed at the normal capital gain rates applicable to domestic stockholders, and would be subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, such dividends may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to any treaty exemption. However, generally a capital gain dividend from a REIT is not treated as effectively connected income for a foreign investor if (i) the distribution is received with regard to a class of stock that is regularly traded on an established securities market located in the United States and (ii) the foreign investor does not own more than 5% of the class of stock at any time during the tax year within which the distribution is received. The Combined Company expects that its common stock will continue to be regularly traded on an established securities market in the United States.

U.S. Federal Income Tax Withholding on Distributions. For U.S. federal income tax withholding purposes and subject to the discussion above under “U.S. Federal Income Tax Withholding—FATCA”, the Combined Company will generally withhold tax at the rate of 30% on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Stockholder, unless the Non-U.S. Stockholder provides the Combined Company with a properly completed IRS (i) Form W-8BEN or Form W-8BEN-E (as applicable) evidencing that such Non-U.S. Stockholder is eligible for an exemption or reduced rate under an applicable income tax treaty (in which case the Combined Company will withhold at the lower treaty rate) or (ii) Form W-8ECI claiming that the dividend is effectively connected with the Non-U.S. Stockholder’s conduct of a trade or business within the U.S. (in which case the Combined Company will not withhold tax). The Combined Company is also generally required to withhold tax at the rate of 35% on the portion of any dividend to a Non-U.S. Stockholder that is or could be designated by the Combined Company as a capital gain dividend, to the extent attributable to gain on a sale or exchange of an interest in U.S. real property. Such withheld amounts of tax do not represent actual tax liabilities, but rather, represent payments in respect of those tax liabilities described in the preceding two paragraphs. Therefore, such withheld amounts are creditable by the Non-U.S. Stockholder against its actual U.S. federal income tax liabilities, including those described in the preceding two paragraphs. The Non-U.S. Stockholder would be entitled to a refund of any amounts withheld in excess of such Non-U.S. Stockholder’s actual U.S. federal income tax liabilities, provided that the Non-U.S. Stockholder files applicable returns or refund claims with the IRS. Sales of Shares. Gain recognized by a Non-U.S. Stockholder upon a sale of shares of the Combined Company’s common stock generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Stockholder of a trade or business within the United States; (ii) the Non-U.S. Stockholder is not present in the United States for 183 days or more during the taxable year and certain other conditions apply; and (iii) the Combined Company is “domestically controlled,” which generally means that less than 50% in value of its shares was held directly or indirectly by foreign persons during the five year period ending on the date of disposition or, if shorter, during the entire period of the Combined Company’s existence.

The Combined Company cannot assure holders of its shares of common stock that it will qualify as “domestically controlled.” If the Combined Company is not domestically controlled, a Non-U.S. Stockholder’s sale of common shares would be subject to tax, unless the Combined Company’s common shares were regularly traded on an established securities market and the selling Non-U.S. Stockholder has not directly, or indirectly, owned during a specified testing period more than 5% in value of the Combined Company’s shares of common stock. The Combined Company believes that its common stock will continue to be regularly traded on an established securities market in the United States. If the gain on the sale of shares is subject to taxation, the Non-U.S. Stockholder would be subject to the same treatment as domestic stockholders with respect to such gain, and the purchaser of such common stock may be required to withhold 10% of the gross purchase price.

If the proceeds of a disposition of the Combined Company’s common stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Stockholder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. Under Treasury regulations, if the proceeds from a disposition of common stock paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then (A) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a Non-U.S. Stockholder, and (B) information reporting will not apply if the Non-U.S. Stockholder certifies its non-U.S. status and further certifies that it has not been, and at the time the certificate is furnished reasonably expects not to be, present in the U.S. for a period aggregating 183 days or more during each calendar year to which the certification pertains. Prospective foreign purchasers should consult their tax advisors concerning these rules.

Other Tax Considerations

State and Local Taxes. The Combined Company and holders of its common stock may be subject to state or local taxation in various jurisdictions, including those in which the Combined Company transacts business or resides. The Combined Company’s and it stockholder’s state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, holders of the Combined Company’s common stock should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Combined Company’s shares of common stock.

Legislative Proposals. Holders of the Combined Company’s common stock recognize that the Combined Company’s and their present U.S. federal income tax treatment may be modified by legislative, judicial or administrative actions at any time, which may be retroactive in effect.

The rules dealing with U.S. federal income taxation are constantly under review by Congress, the IRS and the Treasury Department, and statutory changes as well as promulgation of new regulations, revisions to existing statutes, and revised interpretations of established concepts occur frequently. The Combined Company is not currently aware of any pending legislation that would materially affect its taxation of the taxation of holders of its common stock as described in this exhibit. Holders of the Combined Company’s common stock should, however, consult their own tax advisors concerning the status of legislative proposals that may pertain to the purchase, ownership and disposition of the Combined Company’s shares of common stock.

VOTING AGREEMENTS

The following is a summary of selected material provisions of the voting agreements entered into in connection with the Merger and is qualified in its entirety by reference to the full text of the voting agreements. This summary does not purport to be complete and may not contain all of the information about the voting agreements that may be important to you. You are encouraged to read each of the voting agreement carefully and their entirety. A copy of the voting agreement by and between IRT and Senator Global Opportunity Intermediate Fund LP is attached as Annex B to this joint proxy statement/prospectus and incorporated herein by reference. A copy of the voting agreement by and between IRT and Senator Global Opportunity Fund LP is attached as Annex C to this joint proxy statement/prospectus and incorporated herein by reference. A copy of the voting agreement by and between IRT and Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd, MCP Holdings Master LP, Monarch Capital Master Partners II LP, P Monarch Recovery Ltd and Monarch Alternative Solutions Master Fund Ltd. is attached as Annex D to this joint proxy statement/prospectus and incorporated herein by reference. A copy of the voting agreement by and between TSRE and RAIT Financial Trust is attached as Annex E to this joint proxy statement/prospectus and incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, (i) IRT entered into voting agreements with Senator and Monarch, and (ii) TSRE entered into a voting agreement with RAIT. As of the TSRE Record Date, Senator and Monarch owned approximately 25.3% and 23.0%, respectively, of the outstanding shares of TSRE common stock. As of the IRT Record Date, RAIT owned approximately 22.8% of the outstanding shares of IRT common stock.

Voting Provisions

TSRE

Pursuant to the terms of the voting agreements entered into by Senator and Monarch, subject to the terms and conditions contained in each voting agreement, each of Senator and Monarch has separately agreed to vote all of its shares of TSRE common stock, whether currently owned or acquired at any time prior to the termination of the applicable voting agreement, in the following manner:

•	in favor of the adoption and approval of the Merger Agreement, the Company Merger, and the other transactions contemplated by the Merger Agreement (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof);

•	in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any proposal to adjourn the TSRE special meeting to solicit additional proxies in favor of the approval of the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement;

•	against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of TSRE contained in the Merger Agreement or of the applicable stockholder contained in the voting agreement;

•	against any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled; and

•	against any Company Takeover Proposal or any other action, agreement or transaction that is intended or would reasonably be expected to, materially impede, interfere with, be inconsistent with, delay, postpone, discourage or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

The voting agreements further provide that Senator and Monarch are not required to vote as set forth above in the event that (i) in accordance with the terms of the Merger Agreement, the TSRE Board makes an Adverse Recommendation Change or recommends that TSRE enter into an Alternative Acquisition Agreement prior to obtaining the approval of the stockholders of TSRE of the Company Merger and the other transactions contemplated by the Merger Agreement or (ii) the Merger Agreement or any of the transactions contemplated thereby has been amended or is proposed to be amended in a manner that is materially adverse to the stockholders.

In addition, each of Senator and Monarch has appointed IRT (and certain designated representatives of IRT), with full power of substitution and resubsititution, as its true and lawful attorneys-in-fact and irrevocable proxies, to vote its shares of TSRE common stock in accordance with the terms of the applicable voting agreement, which proxy is effective only if the applicable stockholder fails to be counted as present, or to vote its shares of TSRE common stock in accordance with the terms of the applicable voting agreement.

IRT

Pursuant to the terms of the voting agreement entered into by RAIT, subject to the terms and conditions contained in the voting agreement, RAIT agreed to vote all of its shares of IRT common stock, whether currently owned or acquired at any time prior to the termination of the voting agreement, in the following manner:

•	in favor of the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger);

•	in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	in favor of any proposal to adjourn the IRT special meeting of the stockholders of IRT to solicit additional proxies in favor of the approval of the issuance of shares of IRT common stock in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger);

•	against any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in the Merger Agreement not being fulfilled; and

•	against any action which would reasonably be expected to materially impede, interfere with, materially delay, materially postpone or adversely affect consummation of the Merger and the other transactions contemplated by the Merger Agreement.

In addition, RAIT has appointed TSRE (and certain designated representatives of TSRE), with full power of substitution and resubsititution, as its true and lawful attorneys-in-fact and irrevocable proxies, to vote its shares of IRT common stock in accordance with the terms of the applicable voting agreement, which proxy is effective only if RAIT fails to be counted as present, or to vote its shares of IRT common stock in accordance with the terms of the applicable voting agreement.

Except as described above, nothing in the voting agreements limits the rights of the parties thereto to vote in favor of or against, or abstain with respect to, any matter presented to the stockholders of TSRE or IRT, as applicable. The separate voting agreements are entered into only in each stockholder’s capacity as a stockholder and nothing in the voting agreements limits, prohibits, prevents or affects any actions taken by any director of TSRE or IRT appointed by such stockholder in his or her capacity as a director.

Restrictions on Transfer

Under the terms of the voting agreements, each of the parties thereto has agreed that prior to the termination of the applicable voting agreement, the stockholder shall not, subject to certain limited exceptions:

•	directly or indirectly transfer (by operation of law or otherwise), either voluntarily or involuntarily, any (or any interests convertible or exchangeable into) shares of TSRE common stock or IRT common stock, as applicable;

•	enter into any contract, option or other arrangement or understanding with respect to any transfer (by operation of law or otherwise) of any (or any interests convertible or exchangeable into) shares of TSRE common stock or IRT common stock, as applicable;

•	enter into any swap or other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of TSRE common stock or IRT common stock, as applicable; and

•	deposit any shares of TSRE common stock or IRT common stock, as applicable, into a voting trust of enter into a voting agreement or arrangement with respect to any such shares, or grant any proxy or power of attorney with respect to such shares.

Termination of Voting Agreements

Each of the voting agreements will terminate upon the earlier to occur of:

•	the effective time of the Company Merger;

•	the termination of the Merger Agreement pursuant to its terms;

•	any modification, waiver, change or amendment to the Merger Agreement that is materially adverse to the stockholder or that results in a material decrease in the amount or change in the form of the Merger Consideration; and

•	the end date, as defined in the Merger Agreement.

Lock-Up Agreements

On May 11, 2015, Senator and Monarch each entered into a lock-up agreement in favor of IRT. Pursuant to the terms of the lock-up agreements, and subject to certain exceptions, each of Senator and Monarch has agreed, for a period of 180 days following the closing of the Merger, not to offer, sell or otherwise transfer or dispose of any shares of IRT common stock, or any securities convertible into or exercisable or exchangeable for shares of IRT common stock, in excess of a daily limit of 25% of the average daily trading volume of IRT common stock for the four preceding weeks. The lock-up agreements further provide that if IRT closes an underwritten public offering of IRT common stock at any time on or prior to the 90th day following the closing date of the Merger, the restrictions on Senator and Monarch under the lock-up agreements will end on the date that is 90 days after the closing date of such public offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed consolidated financial statements are based on IRT’s historical consolidated financial statements and TSRE’s historical consolidated financial statements incorporated by reference into this joint proxy statement/prospectus, and have been adjusted in the statements below to give effect to the Merger. The unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2015 and the year ended December 31, 2014 give effect to the Merger as if it had occurred on January 1, 2014, the beginning of the earliest period presented. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 gives effect to the Merger as if it had occurred on March 31, 2015. The historical consolidated financial statements of TSRE have been adjusted to reflect certain reclassifications in order to conform to IRT’s financial statement presentation.

The unaudited pro forma condensed consolidated financial statements were prepared using the acquisition method of accounting with IRT considered the accounting acquirer of TSRE. Under the acquisition method of accounting, the purchase price is allocated to the underlying TSRE tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with the excess purchase price, if any, allocated to goodwill.

The pro forma adjustments and the purchase price allocation as presented are based on estimates and information that is currently available. The total consideration for the Merger and the assignment of fair values to TSRE’s assets acquired and liabilities assumed has not been finalized, is subject to change, could vary materially from the actual amounts at the time the Merger is completed, and may not reflect all adjustments necessary to conform TSRE’s accounting policies to IRT’s accounting policies. A final determination of the fair value of TSRE’s assets and liabilities, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of TSRE that exist as of the closing date of the Merger and, therefore, cannot be determined prior to the completion of the Merger. In addition, the value of the Merger Consideration to be paid by IRT upon the consummation of the Merger will be determined based on the closing price of IRT’s common stock on the day immediately preceding the closing date of the Merger. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and additional analyses are performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial statements presented below. IRT estimated the fair value of TSRE’s assets and liabilities based on discussions with TSRE’s management, preliminary valuation models, due diligence and information presented in TSRE’s public filings. Upon completion of the Merger, final valuations will be performed. Any increases or decreases in the fair value of relevant balance sheet amounts upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or statements of income. The final purchase price allocation may be different than that reflected in the pro forma purchase price allocation presented herein, and this difference may be material.

The aggregate purchase price for financial statement purposes will be based on the actual closing price per share of IRT common stock on the day immediately preceding the closing date of the Merger, which could differ materially from the assumed value of IRT common stock disclosed in the notes to the unaudited pro forma condensed consolidated financial statements, and $3.80 in cash for each share of TSRE common stock. If the actual closing price per share of IRT common stock on the day immediately preceding the closing date is higher than the assumed amount, the final purchase price will be higher; conversely, if the actual closing price of IRT common stock is lower, the final purchase price will be lower.

Assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed consolidated financial statements are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that: (i) reflect acquisitions and financing transactions completed by IRT before the

Merger, (ii) are directly attributable to the Merger, (iii) are factually supportable, and (iv) are expected to have a continuing impact on the results of operations of the Combined Company following the Merger. This information is presented for illustrative purposes only and is not indicative of the consolidated operating results or financial position of the Combined Company that would have occurred if such transactions had occurred on the dates described above and in accordance with the assumptions described below, nor is it necessarily indicative of IRT’s future operating results or financial position.

The unaudited pro forma condensed consolidated financial statements, although helpful in illustrating the financial characteristics of the Combined Company following the Merger under one set of assumptions, do not reflect opportunities to earn additional revenue, or other factors that may result as a consequence of the Merger, and do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed consolidated statements of income exclude projected operating efficiencies and synergies expected by IRT’s management to be achieved as a result of the Merger. Further, the unaudited pro forma condensed consolidated financial statements do not reflect the effect of any regulatory actions that may impact the results of the Combined Company following the Merger.

The unaudited pro forma condensed consolidated financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed consolidated financial statements;

•	the historical audited consolidated financial statements of IRT as of and for the year ended December 31, 2014 incorporated by reference into this joint proxy statement/prospectus from the IRT Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the historical unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2015 incorporated by reference into this joint proxy statement/prospectus from the IRT Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015;

•	the historical audited consolidated financial statements of TSRE as of and for the year ended December 31, 2014 incorporated by reference into this joint proxy statement/prospectus from the TSRE Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the historical unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2015 incorporated by reference into this joint proxy statement/prospectus from the TSRE Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015; and

•	the historical audited statements of revenues and certain expenses of IRT’s 2014 significant acquisitions, as filed in Current Reports on Form 8-K or Form 8-K/A filed on June 12, 2014 (Carrington Park Apartments and Arbors at the Reservoir) and December 22, 2014 (Walnut Hill, Lenoxplace, Stonebridge Crossing, Bennington Pond and The Southeast Portfolio), each of which is incorporated by reference into this joint proxy statement/prospectus.

See “Where You Can Find More Information; Incorporation by Reference” for other information relating to IRT and TSRE.

INDEPENDENCE REALTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

MARCH 31, 2015

(Dollars in thousands)

	IRT Historical	Bayview Acquisition	Adjustments	IRT Historical, As Adjusted	TSRE Historical	Pro Forma Adjustments		Consolidated Pro Forma
	(A)	(B)	(C)		(D)
ASSETS:
Investment in real estate at cost	$689,867	$25,031	$—	$714,898	$587,509	$62,181	(E)	$1,364,588
Accumulated depreciation	(27,261)	—	—	(27,261)	(31,197)	31,197	(F)	(27,261)

Investments in real estate, net	662,606	25,031	—	687,637	556,312	93,378		1,337,327
Cash and cash equivalents	19,084	(25,311)	35,211	28,984	10,468	(11,279)	(G)	28,173
Restricted cash	6,228	—	—	6,228	2,763	—		8,991
Accounts receivable and other assets	1,818	—	—	1,818	1,664	—		3,482
Intangible assets, net of accumulated amortization	1,342	219	—	1,561	514	6,422	(H)	8,497
Deferred costs, net of accumulated amortization	2,954	—	164	3,118	4,369	(4,369)	(I)	3,118

Total Assets	$694,032	$(61)	$35,375	$729,346	$576,090	$84,152		$1,389,588

LIABILITIES AND EQUITY:
Indebtedness	$422,613	$—	$35,375	$457,988	$359,589	$182,978	(J)	$1,000,555
Accounts payable and accrued expenses	10,691	—	—	10,691	4,255	—		14,946
Accrued interest payable	31	—	—	31	876	—		907
Dividends payable	1,982	—	—	1,982	3,709	—		5,691
Other liabilities	1,860	—	—	1,860	1,829	—		3,689

Total Liabilities	437,177	—	35,375	472,552	370,258	182,978		1,025,788

Equity:
Stockholders’ Equity:
Preferred stock, $0.01 par value	—	—	—	—	—	—		—
Common stock, $0.01 par value	318	—	—	318	367	(205)	(K)	480
Additional paid-in capital	267,695	—	—	267,695	271,261	(132,754)	(K)	406,202
Retained earnings (accumulated deficit)	(22,680)	(61)	—	(22,741)	(80,863)	49,200	(K)	(54,404)

Total stockholders’ equity	245,333	(61)	—	245,272	190,765	(83,759)		352,278
Non-controlling interests	11,522	—	—	11,522	15,067	(15,067)	(K)	11,522

Total Equity	256,855	(61)	—	256,794	205,832	(98,826)		363,800

Total Liabilities and equity	$694,032	(61)	$35,375	$729,346	$576,090	$84,152		$1,389,588

INDEPENDENCE REALTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(Dollars in thousands, except per share data)

	IRT Historical	Bayview Acquisition	Adjustments	IRT Historical, As Adjusted	TSRE Historical	Pro Forma Adjustments		Consolidated Pro Forma
	(L)	(M)	(N)		(O)
REVENUE:
Rental Income	$19,443	$564	$—	$20,007	$14,113	$—		$34,120
Tenant reimbursement & other income	2,257	98	—	2,355	1,516	—		3,871

Total revenue	21,700	662	—	22,362	15,629	—		37,991
EXPENSES:
Property operating expenses	10,138	284	—	10,422	6,353	—		16,775
General & administrative expenses	499	—	—	499	2,088	(2,088)	(P)	499
Asset management fees	1,212	—	47	1,259	—	1,231	(Q)	2,490
Acquisition expenses	33	—	(33)	—	156	(156)	(R)	—
Depreciation and amortization	6,038	—	(1,784)	$4,254	3,884	(396)	(S)	7,742

Total expenses	17,920	284	(1,770)	16,434	12,481	(1,409)		27,506

Operating Income	3,780	378	1,770	5,928	3,148	1,409		10,485
Interest expense	(4,022)	—	(247)	(4,269)	(3,623)	(1,298)	(T)	(9,190)
Interest income	1	—	—	1	—	—		1

Net income (loss)	(241)	378	1,523	1,660	(475)	111		1,296
(Income) loss allocated to non-controlling interests	8	—	(54)	(46)	29	(19)	(V)	(36)

Net Income (loss) allocable to common shares	$(233)	$378	$1,469	$1,614	$(446)	$92		$1,260

Earnings Per Share:
Basic	$(0.01)			$0.05				$0.03

Diluted	$(0.01)			$0.05				$0.03

Weighted-Average Shares:
Basic	31,768,468			31,768,468			(W)	47,949,251

Diluted	31,768,468			33,181,815			(W)	49,362,598

INDEPENDENCE REALTY TRUST, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2014

(Dollars in thousands, except per share data)

	IRT Historical	2014 Acquisitions	Bayview Acquisition	Adjustments	IRT Historical, As Adjusted	TSRE Historical	Pro Forma Adjustments		Consolidated Pro Forma
	(L)	(X)	(M)	(N)		(O)
REVENUE:
Rental Income	$44,834	$32,546	$2,267	$—	$79,647	$51,372	$1,918	(Y)	$132,937
Tenant reimbursement income	4,369	3,979	334	—	8,682	5,495	169	(Y)	14,346

Total revenue	49,203	36,525	2,601	—	88,329	56,867	2,087		147,283
EXPENSES:
Property operating expenses	23,427	16,962	1,209	—	41,598	24,781	895	(Y)	67,274
General & administrative expenses	1,137	—	—	—	1,137	18,124	(18,124)	(P)	1,137
Asset management fees	1,736	—	—	2,612	4,348	—	4,925	(Q)	9,273
Acquisition expenses	1,842	—	—	(1,842)	—	3,044	42,055	(R)	45,099
Depreciation and amortization	12,520	—	—	11,277	23,797	19,250	1,639	(S)	44,686

Total expenses	40,662	16,962	1,209	12,047	70,880	65,199	31,390		167,469

Operating Income	8,541	19,563	1,392	(12,047)	17,449	(8,332)	(29,303)		(20,186)
Interest expense	(8,496)	—	—	(7,654)	(16,150)	(13,964)	(5,721)	(T)	(35,835)
Interest and other income	17	—	—	—	17	151	—		168
Asset impairments	—	—	—	—	—	(7,962)	—		(7,962)
Loss on debt extinguishment	—	—	—	—	—	(1,629)	—		(1,629)
Gain on acquisitions	—	—	—	—	—	—	13,436	(U)	13,436
Gain (loss) on assets	2,882	—	—	—	2,882	1,419	—		4,301

Net income (loss)	2,944	19,563	1,392	(19,701)	4,198	(30,317)	(21,588)		(47,707)
Income (loss) allocated to preferred shares	—	—	—	—	—	(693)	—		(693)
Extinguishment of equity securities	—	—	—	—	—	1,216	—		1,216
Adjustments for participating securities	—	—	—	—	—	44	—		44
(Income) loss allocated to non-controlling interests	(4)	—	—	(115)	(119)	1,953	(615)	(V)	1,219

Net Income (loss) allocable to common shares	$2,940	$19,563	$1,392	$(19,816)	$4,079	$(27,797)	$(22,203)		$(45,921)

Earnings Per Share:
Basic	$0.14				$0.19				$(1.22)

Diluted	$0.14				$0.19				$(1.22)

Weighted-Average Shares:
Basic	21,315,928				21,315,928			(W)	37,496,711

Diluted	21,532,671				21,532,671			(W)	37,496,711

INDEPENDENCE REALTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Overview

For purposes of the unaudited pro forma condensed consolidated financial statements, which IRT refers to as the pro forma financial statements, IRT has assumed a total preliminary purchase price for the Merger of approximately $671.5 million, which consists of shares of IRT common stock issued, cash paid in exchange for shares of TSRE common stock and TSR OP Units, and assumption of indebtedness.

The pro forma financial statements have been prepared assuming the Merger is accounted for using the acquisition method of accounting under U.S. GAAP, which IRT refers to as acquisition accounting, with IRT as the acquiring entity. Accordingly, under acquisition accounting, the acquired net tangible and identifiable intangible assets and liabilities assumed of TSRE are recorded based on their respective fair values, as further described below.

To the extent identified, certain reclassifications have been reflected in the pro forma adjustments to conform TSRE’s financial statement presentation to that of IRT. However, the unaudited pro forma financial statements may not reflect all adjustments necessary to conform TSRE’s accounting policies to those of IRT due to limitations on the availability of information as of the date of this joint proxy statement/prospectus.

The pro forma adjustments represent IRT management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. The pro forma financial statements do not reflect the impact of possible revenue or earnings enhancements, cost savings from operating efficiencies or synergies, or asset dispositions. Also, the pro forma financial statements do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined, including transaction or other costs following the Merger that are not expected to have a continuing impact on the Combined Company’s results of operations. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the Merger are excluded from the pro forma statements of income.

The pro forma condensed consolidated statements of income for the year ended December 31, 2014 and for the three months ended March 31, 2015 consolidate the historical consolidated statements of income of IRT and TSRE, giving effect to the Merger as if it had been consummated on January 1, 2014, the beginning of the earliest period presented. The pro forma balance sheet combines the historical consolidated balance sheet of IRT and the historical consolidated balance sheet of TSRE as of March 31, 2015, giving effect to the Merger as if it had been consummated on March 31, 2015.

Completion of the Merger is subject to, among other things, approval by the stockholders of both IRT and TSRE. The Merger is expected to be completed during the third quarter of 2015. However, IRT can provide no assurance that the Merger will be completed on the anticipated timeline, or at all.

Unless otherwise noted, all dollar amounts are in thousands, except per share amounts.

Preliminary Estimated Purchase Price

The total preliminary estimated purchase price of approximately $671,525 was determined based on the number of shares of TSRE common stock outstanding as of May 8, 2015. For purposes of the pro forma financial statements, such shares of TSRE common stock are assumed to remain outstanding as of the closing date of the Merger. Further, no effect has been given to any new shares of TSRE common stock that may be issued or granted subsequent to the date of this joint proxy statement/prospectus and before the closing date of the Merger. In all cases in which IRT’s closing stock price is a determining factor in arriving at the final purchase price for

INDEPENDENCE REALTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Merger, the stock price assumed for the total preliminary purchase price is the closing price of IRT’s common stock on May 8, 2015 ($8.57 per share), the last trading day before the public announcement of the Merger.

The purchase price will be computed using the closing price of IRT common stock on the trading day immediately preceding the closing date of the Merger; therefore, the actual purchase price will fluctuate with the market price of IRT common stock until the Merger is consummated. As a result, the final purchase price could differ significantly from the current preliminary estimated purchase price, which could materially impact the pro forma financial statements. Currently, based on the May 8, 2015 stock price of $8.57, IRT expects to record a gain upon the closing of the acquisition of approximately $13,436 as a result of the appraised values of the real estate being acquired exceeding the aggregate consideration being paid. This gain is subject to change to the extent the closing stock price of IRT common stock changes between May 8, 2015 and the closing date of the Merger.

For purposes of these pro forma financial statements, TSRE’s tangible and intangible assets acquired and liabilities assumed have been recorded based on their estimated fair values assuming the Merger was completed on the pro forma balance sheet date presented. The final fair values will be based upon valuations and other analyses for which there is currently insufficient information to make a definitive valuation. Accordingly, the purchase price adjustments are preliminary and have been made solely for the purpose of providing the pro forma financial statements. The final purchase price adjustments will be determined after the Merger is consummated and after completion of a thorough analysis to determine the fair value of TSRE’s tangible assets and liabilities, including tangible assets and identifiable intangible assets and liabilities. As a result, the final acquisition accounting adjustments, including those resulting from conforming TSRE’s accounting policies to those of IRT, could differ materially from the pro forma adjustments presented herein.

Balance Sheet Adjustments

(A)	Represents the historical balance sheet of IRT at March 31, 2015, included in IRT’s Quarterly Report on Form 10-Q filed on May 8, 2015.

(B)	On May 1, 2015, IRT acquired a 236-unit property in Indianapolis, Indiana called Bayview. The acquisition price was $25,250, of which $219 was associated with in-place lease intangibles and acquisition expense of $61. At acquisition, the acquisition price was paid with cash.

(C)	On April 13, 2015, IRT financed the Stonebridge at the Ranch real estate asset with a $20,527 first mortgage loan at a 3.23% interest rate and a stated maturity date of May 1, 2025. IRT incurred $164 of financing costs that will be amortized to interest expense over the term of the debt agreement.

On May 11, 2015, IRT borrowed $14,848 of proceeds from its line of credit using the Bayview property as collateral.

(D)	Represents the historical balance sheet of TSRE at March 31, 2015, included in TSRE’s Quarterly Report on Form 10-Q filed on May 11, 2015.

(E)	Represents the adjustment to reflect TSRE’s real estate assets at their estimated fair values as of March 31, 2015. The estimated fair value was derived by applying a capitalization rate to TSRE’s estimated net operating income, using available market data. The estimated fair value of TSRE’s real estate assets was $656,630 as of March 31, 2015, of which $6,936 was allocated to an intangible asset for in-place leases. See note (H).

(F)	Accumulated depreciation was adjusted to eliminate TSRE’s historical accumulated depreciation at March 31, 2015.

INDEPENDENCE REALTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(G)	Adjustment represents the cash needed to close the Merger and was computed as follows as of March 31, 2015:

Fair value of real estate assets	$656,630
Net working capital acquired	4,226
Paydown of line of credit borrowings	14,848
Merger expenses, including $18,800 of prepayment costs	45,099
Proceeds from KeyBank Facilities and new mortgages—see note (J)	(557,415)
Fair value of stock issued—see note (L)	(138,673)
Gain on acquisition	(13,436)

Net cash used in closing the Merger	$11,279

(H)	The intangible asset adjustment represents $6,936 for acquisition of acquired in-place leases. The estimated fair value of in-place leases was calculated based on the estimated cost to replace such leases, including foregone rents during an assumed lease-up period. These costs were offset by the elimination of TSRE’s historical in-place lease intangible assets of $514.

(I)	Deferred financing costs was adjusted by $4,369 to eliminate TSRE’s historical financing costs.

(J)	Adjustment represents the removal of historical TSRE first mortgages, line of credit borrowings and accrued interest as required in the Merger Agreement.

IRT expects to enter into the $325,000 KeyBank Senior Facility and the $120,000 KeyBank Interim Facility to finance the acquisition of TSRE. The KeyBank Senior Facility will bear interest at 245 basis points over LIBOR, subject to reduction as IRT’s corporate leverage is reduced. The KeyBank Senior Facility will have a three-year term, subject to the option of IRT to extend the term of the facility for two additional 12-month periods under certain circumstances. The KeyBank Interim Facility will bear interest at 500 basis points over LIBOR and have a term of 364 days, subject to the option of IRT to extend the term of the facility for an additional six months under certain circumstances. At closing, IRT expects to draw $276,570 on the KeyBank Senior Facility and the full amount of the KeyBank Interim Facility.

IRT will be acquiring mortgage financing in the aggregate principal amount of $160,845 to finance the remaining properties acquired from TSRE. The mortgages will bear interest at various fixed rates ranging from 3.2% to 4.3% with maturities ranging from September 2020 to February 2024.

(K)	Adjustment represents the issuance of 16,180,783 shares of IRT common stock with a fair value of $8.57 per share as of May 8, 2015 and the elimination of all historical TSRE equity balances, non-controlling interests and transaction costs. The following table provides detail of adjustments impacting additional paid in capital (APIC), IRT common stock and distributions in excess of accumulated earnings:

	APIC	Common stock	Retained earnings (accumulated deficit)
Transaction costs of IRT/TSRE	$—	$—	$(45,099)
Gain on acquisition of TSRE	—	—	13,436
Issuance of IRT common stock	138,507	162	—
Removal of TSRE’s historical balances	(271,261)	(367)	80,863

Total adjustment	$(132,754)	$(205)	$49,200

INDEPENDENCE REALTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Income Statement Adjustments for the Three Months Ended March 31, 2015 and Year Ended December 31, 2014

(L)	Represents the historical income statement for IRT for the three months ended March 31, 2015, included in IRT’s Quarterly Report on Form 10-Q filed on May 8, 2015.

Represents the historical income statement for IRT for the year ended December 31, 2014, included in IRT’s Annual Report on Form 10-K filed on March 16, 2015.

(M)	Represents the revenue and operating expenses of Bayview for the three months ended March 31, 2015 and year ended December 31, 2014. IRT acquired Bayview on May 1, 2015. See note (B).

(N)	For the three months ended March 31, 2015, these adjustments represent (1) the additional asset management fees associated with IRT’s Bayview acquisition pursuant to the current asset management agreement, (2) the removal of historical IRT acquisition expenses, as IRT is depicting the Bayview acquisition as being consummated on January 1, 2014 for pro forma purposes, (3) recognition of additional depreciation expense for Bayview and the removal of IRT’s historical amortization expense of in-place leases associated with 2014 acquisitions, (4) interest expense associated with the additional financing for the Stonebridge Ranch permanent financing and the borrowings under IRT’s line of credit for the Bayview acquisition, which assumes the financings were outstanding as of the beginning of the respective period, and (5) an adjustment to the income allocation to non-controlling interests as a result of the aforementioned adjustments.

For the year ended December 31, 2014, these adjustments represent (1) the additional asset management fees associated with IRT’s acquisition of Bayview, as well as other properties IRT acquired in 2014, (2) the removal of historical IRT acquisition expenses as IRT is depicting those acquisitions as being consummated on January 1, 2014 for pro forma purposes, (3) recognition of additional depreciation expense on the properties that IRT acquired in 2014 along with IRT’s acquisition of Bayview in 2015 and amortization expense of in-place leases for the properties acquired in 2014 (depreciation and amortization expense is computed on a straight-line basis over a 40 year useful life for buildings and estimated useful life of six months for acquired in-place leases), (4) interest expense associated with the permanent financing of The Crossings property, which IRT acquired on November 22, 2013, permanent financing for the properties IRT acquired in 2014, and the borrowings under IRT’s line of credit for the Bayview acquisition, which assumes the financings were outstanding as of the beginning of the respective period, and (5) an adjustment to the income allocation to non-controlling interests as a result of the aforementioned adjustments.

(O)	Represents the historical income statement for TSRE for the three months ended March 31, 2015, included in TSRE’s Quarterly Report on Form 10-Q filed on May 11, 2015.

Represents the historical income statement for TSRE for the year ended December 31, 2014, included in TSRE’s Annual Report on Form 10-K filed on March 13, 2015.

(P)	As a result of the Merger, the TSRE assets will become externally managed and all of TSRE’s employees and corporate contracts will be terminated. This adjustment to general and administrative expenses represents the removal of these historical costs.

(Q)	Adjustment represents the additional asset management fee due pursuant to the existing asset management agreement. The terms of the existing asset management agreement require a management fee based on 75 basis points of real estate assets annually. At the closing date of the Merger, IRT intends to amend its asset management agreement to change from an asset based fee structure to an equity based fee structure. The pro forma financial statements do not reflect the new equity based fee structure since it will not be in place until after the closing of the Merger.

INDEPENDENCE REALTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(R)	Adjustment represents the removal of TSRE’s historical acquisition expenses of $156 for the three months ended March 31, 2015 and $3,044 for the year ended December 31, 2014, as the acquisitions made by TSRE were depicted as occurring on January 1, 2014 for pro forma purposes. Also includes $45,099 in acquisition expenses expected to be incurred as part of the Merger.

(S)	For the three months ended March 31, 2015, depreciation and amortization was adjusted to eliminate $3,884 of TSRE’s historical depreciation and amortization expense and to recognize $3,488 of depreciation based on the fair value of TSRE’s real estate assets.

For the year ended December 31, 2014, depreciation and amortization was adjusted to eliminate $19,250 of TSRE’s historical depreciation and amortization expense, to recognize $13,953 of depreciation expense based on the fair value of TSRE’s real estate assets, and to recognize $6,936 for the amortization of in-place leases associated with TSRE’s assets.

Pro forma depreciation and amortization expense on the TSRE assets is computed on a straight-line basis over the estimated useful lives of the related assets, which range from 40 years for land improvements and buildings to six months for acquired in-place leases, all of which are preliminary determinations.

(T)	For the three months ended March 31, 2015, interest expense is reduced by $3,623 to remove TSRE’s historical interest cost and increased by $4,921 to recognize interest expense associated with the $276,570 of borrowings on the KeyBank Senior Facility, the $120,000 of borrowings on the KeyBank Interim Facility and the $160,845 of mortgages used to finance the cash portion of the Merger Consideration.

For the year ended December 31, 2014, interest expense is reduced by $13,964 to remove TSRE’s historical interest cost and increased by $19,685 to recognize interest expense associated with the $276,570 of borrowings on the KeyBank Senior Facility, the $120,000 of borrowings on the KeyBank Interim Facility and the $160,845 of mortgages used to finance the cash portion of the Merger Consideration.

(U)	Represents the expected gain upon completion of the Merger, as the fair value of the net assets acquired exceeds the consideration surrendered.

(V)	Non-controlling interest was adjusted to eliminate TSRE’s historical income allocated to non-controlling interest expense, as TSRE’s historical outstanding operating partnership units will be redeemed for shares of IRT common stock and cash, and to also adjust the income allocated to non-controlling interests pursuant to the aforementioned adjustments.

(W)	Pro forma weighted average shares increased as a result of the issuance of 16,180,783 shares of IRT common stock to TSRE stockholders in connection with the Merger.

(X)

Represents the adjustment to reflect the pro forma revenues and property operating expenses for the properties that IRT acquired in 2014. This adjustment represents the revenues and property operating expenses associated with the period that IRT did not own the property, effectively January 1, 2014 through the acquisition date of each property. IRT acquired Reserve at Eagle Ridge on January 31, 2014, The Oklahoma Portfolio on February 28, 2014, King’s Landing on March 31, 2014, Carrington Park Apartments on May 7, 2014, Arbors at the Reservoir on June 4, 2014, Walnut Hill on August 28, 2014, Lenoxplace on September 5, 2014, Stonebridge Crossing on September 15, 2014, Bennington Pond on November 24, 2014, The Southeast Portfolio on December 8, 2014, Stonebridge at the Ranch on December 16, 2014, and Iron Rock Ranch on December 30, 2014. Rental income, tenant reimbursement and other income and property operating expenses from these properties from

INDEPENDENCE REALTY TRUST, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

January 1, 2014 through the acquisition date were $32,546, $3,979 and $16,962, respectively. The operations of each property subsequent to the date of acquisition are included in the historical consolidated income statement of IRT for the year ended December 31, 2014.

(Y)	Represents the adjustment to reflect the pro forma revenues and property operating expenses for the properties that TSRE acquired in 2014. This adjustment represents the revenues and property operating expenses associated with the period that TSRE did not own the property, effectively January 1, 2014 through the acquisition date of each property. TSRE acquired Miller Creek and Wake Forest on January 21, 2014, Aventine on February 4, 2014, Brier Creek on March 10, 2014, Craig Ranch on March 18, 2014, and Big Creek on April 7, 2014. Rental income, tenant reimbursement and other income and property operating expenses from these properties from January 1, 2014 through the acquisition date were $1,918, $169 and $895, respectively. The operations of each property subsequent to the date of acquisition are included in the historical consolidated income statement of TSRE for the year ended December 31, 2014.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF IRT AND STOCKHOLDERS OF TSRE

If the Merger is consummated, stockholders of TSRE will become stockholders of the Combined Company. The rights of TSRE stockholders are currently governed by and subject to the provisions of Maryland law, and the charter and bylaws of TSRE. Upon consummation of the Merger, the rights of the former TSRE stockholders, as holders of shares of IRT common stock received in the Merger, will continue to be governed by Maryland law but will be governed by the IRT charter and bylaws, rather than the charter and bylaws of TSRE.

The following is a summary of the material differences between the rights of IRT stockholders (which will be the rights of stockholders of the Combined Company following the Merger) and TSRE stockholders, but does not purport to be a complete description of those differences or a complete description of the terms of the IRT common stock subject to issuance in the Merger. The following summary is qualified in its entirety by reference to the relevant provisions of Maryland law, the IRT charter, the TSRE charter, the IRT bylaws, and the TSRE bylaws.

We urge you to read carefully the relevant provisions of Maryland law, as well as the governing corporate instruments of each of IRT and TSRE, copies of which are available, without charge, to any person, including any beneficial owner of IRT common stock or TSRE common stock to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information; Incorporation by Reference.”

	Rights of IRT Stockholders (which will be the rights of stockholders of the Combined Company following the Merger)	Rights of TSRE Stockholders
Corporate Governance	IRT is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes. The rights of IRT stockholders are governed by Maryland law, the IRT charter and the IRT bylaws.	TSRE is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes. The rights of TSRE stockholders are governed by Maryland law, the TSRE charter and the TSRE bylaws.

Authorized Capital Stock

IRT is authorized to issue an aggregate of 350.0 million shares of stock, consisting of: (1) 300.0 million shares of common stock, $0.01 par value per share; and (2) 50.0 million shares of preferred stock, $0.01 par value per share.

As of the IRT Record Date, 31,933,217 shares of IRT common stock were issued and outstanding. As of the IRT Record Date, there were no issued and outstanding shares of IRT preferred stock.

TSRE is authorized to issue an aggregate of 1.05 billion shares of stock, consisting of: (1) 1.0 billion shares of common stock, $0.01 par value per share; and (2) 50.0 million shares of preferred stock, $0.01 par value per share.

As of the TSRE Record Date, 36,799,570 shares of TSRE common stock were issued and outstanding. As of the TSRE Record Date, there were no issued and outstanding shares of TSRE preferred stock.

Size of the Board of Directors

Currently, there are five members of the IRT Board.

Immediately following the effective time of the Merger, by resolution unanimously adopted by the IRT Board, the board of directors of the Combined Company will be increased to seven directors.

Currently, there are five members of the TSRE Board.

	Rights of IRT Stockholders (which will be the rights of stockholders of the Combined Company following the Merger)	Rights of TSRE Stockholders
Amendment of Charter	Except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to the IRT charter will be valid only if declared advisable by the IRT Board and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.	Except for amendments to the charter provisions relating to restrictions on stock ownership and transfers (Article VI of the TSRE charter) and the vote required to amend these provisions (which must be declared advisable by the TSRE Board and approved by the affirmative vote of the stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to the TSRE charter will be valid only if declared advisable by the TSRE Board and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Ownership Limitations	With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, (a) more than 9.8% in value of the aggregate of the outstanding shares of IRT stock and 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of shares of IRT stock, or (b) IRT capital stock to the extent that such ownership would result in IRT being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause IRT to fail to qualify as a REIT.	With certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, (a) more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding TSRE common stock or 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding TSRE stock, excluding any such outstanding capital stock which is not treated as outstanding for federal income tax purposes, or (b) TSRE stock to the extent that such ownership would result in TSRE being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code or otherwise cause TSRE to fail to qualify as a REIT.

Information Requirement	Every owner of more than 5% of outstanding IRT capital stock must, within 30 days after the end of each taxable year, give written notice to IRT that includes certain information, including stock ownership information, and, upon demand, all stockholders are required to provide written information relating to maintenance of IRT’s REIT status.	Every owner of outstanding TSRE capital stock must, within 30 days after the end of each taxable year, give written notice to TSRE that includes certain information, including stock ownership information, and, upon demand, all stockholders are required to provide written information relating to maintenance of TSRE’s REIT status.

	Rights of IRT Stockholders (which will be the rights of stockholders of the Combined Company following the Merger)	Rights of TSRE Stockholders
State Anti-Takeover Statutes	Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns 10 percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10 percent or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates, voting together as a single group unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it. As permitted under Maryland law, IRT has elected not to be governed by the provisions of the business combination statute, by resolution of the IRT Board, provided that the business combination is first approved by the IRT Board.	Under Maryland law, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns 10 percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned 10 percent or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates, voting together as a single group unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it. As permitted under Maryland law, TSRE has elected not to be governed by the provisions of the business combination statute, by resolution of the TSRE Board, provided that the business combination is first approved by the TSRE Board.

STOCKHOLDER PROPOSALS

TSRE 2015 Annual Stockholder Meeting and Stockholder Proposals

The 2015 annual meeting of TSRE’s stockholders will be held only if the Merger is not completed. In order for stockholder proposals otherwise satisfying the eligibility requirements of SEC Rule 14a-8 to be considered for inclusion in TSRE’s proxy statement for its 2015 annual meeting of stockholders, they must be received by TSRE at its principal office of 19950 West Country Club Drive, Suite 800, Aventura Florida 33180 no later than the tenth day following the day on which the public announcement of the date of such meeting is first made.

The Combined Company Annual Stockholder Meeting and Stockholder Proposals

If the Merger is completed, the Combined Company will hold an annual meeting for its stockholders in accordance with its charter and bylaws, which will be identical to the existing charter and bylaws of IRT. Notice will be provided to stockholders of the Combined Company of the date of such meeting, the date by which stockholder proposals must be received and the address to which stockholder proposals must be mailed for inclusion in the Combined Company’s proxy statement.

LEGAL MATTERS

The validity of the shares of IRT common stock to be issued in the Merger (including IRT common stock issuable upon redemption or IROP Units issued in the Partnership Merger) will be passed upon for IRT by Duane Morris LLP. Certain U.S. federal income tax consequences relating to the Merger will be passed upon for IRT by Pepper Hamilton LLP and for TSRE by Morrison & Foerster LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Independence Realty Trust, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of December 31, 2014 expresses an opinion that Independence Realty Trust, Inc. did not maintain effective internal control over financial reporting as of December 31, 2014 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness related to a lack of sufficient qualified resources to ensure the appropriate design and operating effectiveness of Independence Realty Trust Inc.’s reconciliation controls, management review controls, and controls over accounting estimates was identified and included in Item 9(A) of the December 31, 2014 Form 10-K of Independence Realty Trust Inc.

The statements of revenue and certain expenses for the year ended December 31, 2013 for Carrington Park Apartments, the Arbors at the Reservoir, Walnut Hill, Lenoxplace, Stonebridge Crossing, Bennington Pond, and the combined statement of revenue and certain expenses for the year ended December 31, 2013 of The Southeast Portfolio have been audited by McGladrey LLP, independent auditors, as stated in their reports incorporated by reference herein, and have been so incorporated in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of Trade Street Residential, Inc. and its subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

IRT and TSRE each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including IRT and TSRE, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult IRT’s or TSRE’s website for more information about IRT or TSRE, respectively. IRT’s website is www.irtreit.com. TSRE’s website is www.tradestreetresidential.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

IRT has filed a registration statement on Form S-4 to register with the SEC the shares of IRT common stock to be issued in the Merger (including IRT common stock issuable upon redemption of IROP Units issued in the Partnership Merger). This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of IRT, in addition to being a proxy statement of IRT for its special meeting and TSRE for its special meeting. The registration statement, including the exhibits and schedules, contains additional relevant information about IRT and TSRE. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits and schedules to the registration statement.

The SEC allows IRT and TSRE to “incorporate by reference” information into this joint proxy statement/prospectus. This means that IRT and TSRE can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that IRT has previously filed with the SEC; provided, however, that IRT is not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents listed below contain important information about IRT, its financial condition and other matters.

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015;

•	the portions of the Definitive Proxy Statement on Schedule 14A filed on April 7, 2015 and incorporated by reference into Part III of the Annual Report on Form 10-K for the year ended December 31, 2014;

•	Current Reports on Form 8-K or Form 8-K/A, filed on June 12, 2014, December 22, 2014, May 11, 2015, May 12, 2015, May 15, 2015, June 5, 2015, June 11, 2015, and July 29, 2015; and

•	the description of shares of IRT common stock contained in its Registration Statement on Form 8-A/A dated August 5, 2013.

In addition, IRT incorporates by reference herein any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration and prior to effectiveness of this registration statement and between the date of this joint proxy statement/prospectus and the date of the IRT special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

You can obtain any of the documents listed above from the SEC through the SEC’s website at the address described above or from IRT by requesting them in writing or by telephone at the following address:

Independence Realty Trust, Inc.

Attention: Andres Viroslav

Investor Relations

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Telephone: (215) 243-9000

These documents are available from IRT without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

This joint proxy statement/prospectus also incorporates by reference the documents listed below that TSRE has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents listed below contain important information about TSRE, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as amended on Form 10-K/A filed on March 25, 2015);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015; and

•	Current Reports on Form 8-K, filed on March 18, 2015 and May 11, 2015.

In addition, TSRE incorporates by reference any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration and prior to effectiveness of this registration statement and between the date of this joint proxy statement/prospectus and the dates of the TSRE special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

You may obtain copies of any of these filings by contacting TSRE as described below, or through contacting the SEC or accessing its website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into those documents, by requesting them in writing, by telephone or via the internet at:

Trade Street Residential, Inc.

19950 West Country Club Drive, Suite 800

Aventura, Florida 33180

(786) 248-5200

Website: http://www.tradestreetresidential.com

If you are a stockholder of IRT or a stockholder of TSRE and would like to request documents, please do so by September 8, 2015, to receive them before the IRT special meeting or the TSRE special meeting, as applicable. If you request any documents from IRT or TSRE, IRT or TSRE, as applicable, will mail them to you by first class mail, or another equally prompt means, within one business day after IRT or TSRE receives your request.

If you have any questions about the Merger or how to submit your proxy, or you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact IRT, IRT’s proxy solicitor or TSRE at the following addresses and telephone numbers:

If you are an IRT stockholder:

Independence Realty Trust, Inc.

Attention: Secretary

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

(215) 243-9000

or

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Telephone:

Banks and brokers: (212) 493-3910

Stockholders: (866) 406-2284

If you are a TSRE stockholder: Trade Street Residential, Inc. Attention: Secretary 19950 West Country Club Drive Suite 800 Aventura, FL 33180 (786) 248-5200

This document is a prospectus of IRT and is a joint proxy statement of IRT and TSRE for the IRT special meeting and the TSRE special meeting. Neither IRT nor TSRE has authorized anyone to give any information or make any representation about the Merger or IRT or TSRE that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that IRT or TSRE has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

INDEPENDENCE REALTY TRUST, INC.,

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP,

ADVENTURE MERGER SUB LLC,

IRT LIMITED PARTNER, LLC

TRADE STREET RESIDENTIAL, INC.

and

TRADE STREET OPERATING PARTNERSHIP, LP.

Dated as of May 11, 2015

A-i

(continued)

A-ii

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 11, 2015, among Independence Realty Trust, Inc., a Maryland corporation (“Parent”), Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), Adventure Merger Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent OP (“OP Merger Sub”), IRT Limited Partner, LLC, a Delaware limited liability company and direct wholly owned Subsidiary of Parent (“IRT LP LLC”), Trade Street Residential, Inc., a Maryland corporation (the “Company”), and Trade Street Operating Partnership, LP, a Delaware limited partnership (the “Company OP”).

WHEREAS, the parties wish to effect a business combination involving (a) first, a merger of OP Merger Sub with and into the Company OP (the “Partnership Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”), and the Delaware Limited Liability Company Act, as amended (“DLLCA”); (b) immediately following the Partnership Merger, a merger of the Company with and into IRT LP LLC (the “Company Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law, as amended (the “MGCL”) and the DLLCA (the Company Merger and the Partnership Merger collectively shall be referred to herein as the “Merger”);

WHEREAS, for federal income tax purposes, it is intended that the Company Merger shall qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization under Section 368(a) of the Code;

WHEREAS, for federal income tax purposes, it is intended that the Partnership Merger, regardless of form, shall be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being a continuation of Company OP;

WHEREAS, the board of directors of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively with the Merger, the “Transactions”) and determined that the Merger and the other Transactions are advisable and in the best interests of the Company;

WHEREAS, the Company Board has directed that the Company Merger and, to the extent stockholder approval is required, the other Transactions be submitted for consideration at a meeting of the Company’s stockholders and has resolved to recommend that the Company’s stockholders vote to adopt this Agreement and approve the Company Merger and, to the extent stockholder approval is required, the other Transactions;

WHEREAS, Trade Street OP GP, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company (the “Company OP GP”), as the sole general partner of the Company OP, has approved this Agreement, the Partnership Merger and the other Transactions and declared that this Agreement, the Partnership Merger and the other Transactions are advisable and in the best interest of the Company OP;

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement, the Merger and the other Transactions and determined that the Merger and the other Transactions are advisable and in the best interests of the Parent;

WHEREAS, the Parent Board has directed that the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) be submitted for consideration at a meeting of Parent’s stockholders and has resolved to recommend that Parent’s stockholders vote to approve the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) as contemplated by this Agreement; and

WHEREAS, Parent OP, as the sole member of the OP Merger Sub, has approved this Agreement and the Partnership Merger.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are each entering into agreements with Parent pursuant to which such stockholders, on the terms and subject to the conditions set forth therein, shall vote the Company Common Stock held by them in favor of the Merger as contemplated by this Agreement (together, the “Company Voting Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent are each entering into agreements with the Company pursuant to which such stockholders, on the terms and subject to the conditions set forth therein, shall vote the Parent Common Stock held by them in favor of the issuance of Parent Common Stock in the Merger as contemplated by this Agreement (together, the “Parent Voting Agreements”);

NOW, THEREFORE, the parties hereto agree as follows (capitalized terms shall have the meanings ascribed to such terms in Section 9.03 hereof or as otherwise ascribed to such terms herein):

ARTICLE I

THE MERGER

1.01 The Merger.

(a) Partnership Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the DRULPA and the DLLCA, at the Partnership Merger Effective Time, the OP Merger Sub shall be merged with and into the Company OP, and the separate existence of the OP Merger Sub shall cease. The Company OP will continue as the surviving company in the Partnership Merger (the “Surviving Partnership”) and as a wholly owned Subsidiary of Parent OP, except that the general partnership interest in Company OP shall continue to be held by Company OP GP until such time, after the Merger, as Parent may determine.

(b) Company Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the MGCL, at the Effective Time, the Company shall be merged with and into IRT LP LLC, and the separate existence of the Company shall cease, and IRT LP LLC will continue as the surviving company in the Company Merger (the “Surviving Company”).

1.02 Legal Effects of the Merger.

(a) At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as provided herein and in the applicable provisions of the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all property, rights, privileges, powers and franchise of the Company OP shall vest in the Surviving Partnership, and all debts, liabilities and duties of the Company OP shall become debts, liabilities and duties of the Surviving Partnership.

(b) At the Effective Time, the effect of the Company Merger shall be as provided herein and in the applicable provisions of the MGCL and the DLLCA.

(c) Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Company, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Company.

1.03 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Morrison & Foerster, LLP, 2000 Pennsylvania Avenue N.W., Suite 6000, Washington, D.C. at 9:29 a.m. Eastern time on the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date”).

1.04 Effective Time.

(a) On the Closing Date, prior to the Effective Time, in order to effectuate the Partnership Merger, the applicable parties hereto shall duly file a certificate of merger with respect to the Partnership Merger in a form that complies with the DRULPA and DLLCA (the “Partnership Certificate of Merger”) with the Delaware Secretary of State (the “SOS”) in accordance with the relevant provisions of the DRULPA and DLLCA. The parties shall make all other filings or recordings required under the DRULPA and DLLCA. The Partnership Merger shall become effective upon the Partnership Certificate of Merger being duly filed in the office of the Delaware Secretary of State (the “Partnership Merger Effective Time”), it being understood and agreed that the applicable parties shall cause the Partnership Merger Effective Time to occur on the Closing Date prior to the Effective Time.

(b) On the Closing Date as promptly as practicable following the Partnership Merger Effective Time, in order to effectuate the Company Merger, the applicable parties hereto shall duly file (i) articles of merger with respect to the Company Merger in a form that complies with the MGCL (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the relevant provisions of the MGCL and (ii) a certificate of merger with respect to the Company Merger in a form that complies with the DLLCA (the “Company Certificate of Merger”) with the SOS in accordance with the relevant provisions of the DLLCA. The parties shall make all other filings or recordings required under the MGCL and the DLLCA. The Company Merger shall become effective upon the Articles of Merger and the Company Certificate of Merger being duly filed and accepted for record by the SDAT and the SOS, respectively, and the parties will take such actions as are necessary to have such filing effective at 9:29 a.m. Eastern time on the Closing Date (the “Effective Time”).

1.05 Effect of the Merger on the Organizational Documents of the Surviving Partnership and the Surviving Company.

(a) Unless otherwise determined by Parent and the Company prior to the Partnership Merger Effective Time, without any further action on the part of the parties hereof, at the Partnership Merger Effective Time, the limited partnership agreement of the Company OP in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of the Surviving Partnership; provided that, immediately following the Partnership Merger, the limited partnership agreement of the Surviving Partnership shall be amended and restated to be in such form as Parent shall direct, until thereafter amended as provided by the DRULPA and such limited partnership agreement of the Surviving Partnership.

(b) Unless otherwise determined by Parent and the Company prior to the Effective Time, without any further action on the part of Parent and the Company or their respective Affiliates, at the Effective Time:

(i) the certificate of formation of IRT LP LLC as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Company, until thereafter amended as provided by the DLLCA or the certificate of formation of the Surviving Company; and

(ii) the operating agreement of IRT LP LLC as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company, until thereafter amended as provided by the DLLCA or the operating agreement of the Surviving Company.

1.06 Effect of the Merger on Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time, the applicable parties hereto shall take all necessary action to:

(a) cause the officers of IRT LP LLC immediately prior to the Effective Time to be, effective as of the Effective Time, appointed as the sole officers of the Surviving Company until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the operating agreement of the Surviving Company;

(b) cause the Parent Board to be increased by two (2) members immediately prior to the Effective Time to be effective as of the Effective Time and to elect Richard Ross and Mack Pridgen as members of the Parent Board who, together with the members of the Parent Board immediately prior to the Effective Time, shall constitute the board of directors of Parent until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of Parent.

ARTICLE II

EFFECTS OF THE MERGER ON SHARES AND INTERESTS

2.01 Effects of the Company Merger on Company Common Stock. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Company Merger and without any action on the part of any party hereto, the holders of Company Common Stock, or any other Person:

(a) Conversion of Company Common Stock.

(i) Each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock” and each share of Company Common Stock, a “Share”), outstanding immediately prior to the Effective Time, other than any Cancelled Shares (as hereinafter defined), shall be automatically converted into the right to receive the following consideration (the “Share Merger Consideration”):

(1) an amount in cash equal to the Per Share Cash Amount as the same may be adjusted in accordance with the applicable terms of Section 9.03 (the “Share Cash Consideration); and

(2) a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Share Stock Consideration”).

(ii) Each Share that has been converted into the right to receive the Share Merger Consideration as provided in this Section 2.01(a) shall cease to exist, and the Persons holding such Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Shares other than the right to receive the Share Merger Consideration, without interest.

(b) Treatment of Company and Parent-Owned Shares. Each Share that is owned by Parent or any wholly-owned Subsidiary of Parent or the Company (in each case, other than Shares held by on behalf of third parties) as of immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in respect of such Cancelled Shares.

(c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the outstanding Shares occurring after the date of this Agreement and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, including the Share Merger Consideration, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.02 Effects of the Partnership Merger. Upon the terms and subject to the conditions set forth herein, at the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any party hereto, the holders of any Company OP Units or any other Person:

(a) Conversion of Company OP Units; Exchanged OP Units.

(i) Each unit of limited partnership interest of Company OP (each, a “Company OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time, other than the Exchanged OP Units (as hereinafter defined) shall be automatically converted into the right to receive, the following consideration (the “Unit Merger Consideration”):

(1) an amount in cash equal to the Per Share Cash Amount as the same may be adjusted in accordance with the applicable terms of Section 9.03 (the “Unit Cash Consideration”); and

(2) a number of Parent OP Common Units equal to the Exchange Ratio, together with exchange rights associated with such Parent OP Common Units substantially similar to the exchange rights previously granted to other limited partners of Parent OP (the “Unit Ownership Consideration”).

(ii) Each Company OP Unit that has been converted into the right to receive the Unit Merger Consideration as provided in this Section 2.02(a) shall cease to exist, and the Persons holding such Company OP Units immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Company OP Units other than the right to receive the Unit Merger Consideration, without interest.

(b) Exchanged OP Units. Each Company OP Unit that is owned by the Company or any wholly-owned Subsidiary of the Company as of immediately prior to the Partnership Merger Effective Time (collectively, the “Exchanged OP Units”) shall be exchanged for a number of Parent OP Common Units equal to the Unit Merger Consideration, together with exchange rights associated with such Parent OP Common Units substantially similar to the exchange rights previously granted to other limited partners of Parent OP.

(c) Company OP General Partner Interest. The general partnership interest of Company OP, which is owned entirely by Company OP GP, shall remain issued and outstanding and unchanged by the Partnership Merger.

(d) Conversion of OP Merger Sub Membership Interests. The membership interests of OP Merger Sub issued and outstanding immediately prior to the Partnership Merger Effective Time shall be converted into and become one unit of partnership interest of the Surviving Partnership.

(e) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, Company OP should split, combine or otherwise reclassify the Company OP Units, or make a dividend or other distribution in Company OP Units (including any dividend or other distribution of securities convertible into Company OP Units), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the consideration, if any, into which the Company OP Units is converted shall be ratably adjusted to reflect fully the effect of any such change.

2.03 Exchange of Shares and Units.

(a) Prior to the Closing Date, Parent shall enter into an agreement (in a form reasonably acceptable to the Company, the “Paying Agent Agreement”) with a United States bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”) for the purpose of exchanging Shares, shares of Company Restricted Stock and Company OP Units represented by Certificates or Book-Entry Shares for Merger Consideration.

(b) Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent in trust for the benefit of the holders of Shares, holders of shares of Company Restricted Stock and holders of Company OP Units, for exchange in accordance with this Article II, (i) evidence of Parent Common Stock in book-entry form issuable pursuant to Section 2.01 equal to the aggregate Share Stock Consideration, (ii) evidence of Parent OP Units issuable pursuant to Section 2.02 equal to the aggregate Unit Ownership Consideration and (iii) immediately available funds equal to the aggregate Share Cash Consideration and Unit Cash Consideration

(together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.08 collectively, the “Exchange Fund”), and Parent shall instruct the Paying Agent to timely pay the Share Cash Consideration and Unit Cash Consideration, and cash in lieu of fractional shares of Parent Common Stock, in accordance with this Agreement.

(c) Payment Procedures.

(i) As soon as reasonably practicable (and in any event within three (3) Business Days) after the Effective Time, to the extent not previously delivered, the Surviving Company or the Surviving Partnership, as applicable, shall cause the Paying Agent to mail to each holder of record of Shares or Company OP Units whose Shares or Company OP Units, as applicable, were converted into the Merger Consideration pursuant to Section 2.01 or Section 2.02, (A) a letter of transmittal (the “Letter of Transmittal”) in customary form as agreed to between the Company and Parent prior to the date of this Agreement, and (B) any agreement or additional documents necessary to admit the holders of Company OP Units as of immediately prior to the Partnership Merger Effective Time as new limited partners of the Surviving Partnership, to afford such holders the same exchange rights afforded to other holders of Parent OP Common Units pursuant to the limited partnership agreement of Parent OP, as amended and restated, and to record such holders as the owners of the aggregate number of Parent OP Common Units as each is entitled to receive in respect of their aggregate Unit Ownership Consideration pursuant to Section 2.02(a)(i)(2). The Letter of Transmittal shall be accompanied by instructions for use in effecting the surrender of certificates that immediately prior to the Effective Time represented Shares or certificates that immediately prior to the Partnership Merger Effective Time represented the Company OP Units (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares or Company OP Units represented by book-entry of the Company or the Company OP, as applicable (“Book-Entry Shares”) pursuant to this Article II, representing the shares of Company Common Stock or Company OP Units to which such Letter of Transmittal relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company or the Company OP, as applicable, or by an appropriate customary guarantee of delivery of such Certificates, as set forth in such Letter of Transmittal, from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such Certificates are in fact delivered to the Paying Agent by the time required in such guarantee of delivery, and, in the case of Book-Entry Shares, any additional documents specified in the procedures set forth in the Letter of Transmittal. The Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of such Certificates (or effective affidavits of loss in lieu thereof as provided in this Section 2.03(c)(i)) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may agree.

(ii) As soon as reasonably practicable after the date of delivery (or, if later, after the Effective Time) to the Paying Agent of a Certificate (or effective affidavit of loss in lieu thereof as provided in Section 2.03(c)(i)) or Book-Entry Shares (or, in the case of Book-Entry Shares, receipt of an “agent’s message” by the Paying Agent, or such other evidence, if any, of transfer as the Paying Agent may reasonably request), together with a properly completed and duly executed Letter of Transmittal and any other documentation required hereby, the holder of record of such Certificate (or effective affidavit of loss in lieu thereof as provided in Section 2.03(c)(i)) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor the applicable Merger Consideration in respect of the shares of Company Common Stock or Company Restricted Stock or Company OP Units formerly represented by such holder’s properly surrendered Certificate (or effective affidavit of loss in lieu thereof as provided in Section 2.03(c)(i)) or Book-Entry Shares. Any Share Cash Consideration or Unit Cash Consideration payments shall be made via check or wire or other electronic transfer of immediately available funds, at each such holder’s election as specified in the Letter of Transmittal. No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or Company OP Units that is not registered in the transfer records of the Company OP, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Shares or Company OP Units, as applicable, is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. The Merger Consideration, paid in full with respect to any Share or Company OP Unit in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share or Company OP Unit, as applicable.

(d) Subject to the terms of the Paying Agent Agreement, Parent and the Company, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the issuance and delivery of certificates representing the number of shares of Parent Common Stock into which shares of Company Common Stock or Company Restricted Stock are converted into the right to receive Share Stock Consideration in the Merger, (ii) the issuance of any Parent OP Common Units into which any Company OP Units are converted into the right to receive the Unit Ownership Consideration and the procedures for admitting and joining former holders of Company OP Units to the partnership agreement of the Surviving Partnership as limited partners and holders of Parent OP Common Units, and (iii) the method of payment of cash for shares of Company Common Stock or Company Restricted Stock or Company OP Units converted into the right to receive the Share Cash Consideration or Unit Cash Consideration, as applicable, and cash in lieu of fractional shares of Parent Common Stock.

(e) Closing of Transfer Books.

(i) At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share representing ownership of Shares is presented to the Surviving Company, Parent or the Paying Agent for transfer, the holder of such Certificate or Book-Entry Share shall be given a copy of the Letter of Transmittal and instructed to comply with the instructions in the Letter of Transmittal in order to receive the Share Merger Consideration to which such holder is entitled pursuant to this Article II.

(ii) At the Partnership Merger Effective Time, the equity transfer books of the Company OP shall be closed, and there shall be no further registration of transfers on the equity transfer books of the Surviving Partnership of the Company OP Units that were outstanding immediately prior to the Partnership Merger Effective Time. If, after the Partnership Merger Effective Time, any Certificate or Book-Entry Share representing ownership of Company OP Units is presented to the Surviving Partnership, Parent or the Paying Agent for transfer, the holder of such Certificates or Book-Entry Share shall be given a copy of the Letter of Transmittal and instructed to comply with the instructions in the Letter of Transmittal in order to receive the Unit Merger Consideration to which such holder is entitled pursuant to this Article II.

(f) Transfer of Ownership. If any cash amount payable pursuant to this Section 2.03 is to be paid to a Person other than the Person to whom the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that any such Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Parent or any agent designated by Parent any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Certificate, or established to the satisfaction of Parent or any agent designated by Parent that such Tax has been paid or is not payable.

(g) Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable with respect to such Certificate or Book-Entry Share in accordance with this Agreement, and all such dividends and other distributions shall be paid by Parent to the Paying Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share there shall be paid to the record holder of the shares of

Parent Common Stock, if any, issued in exchange therefor, without interest, (i) all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(h) Distributions with Respect to Parent OP Common Units. No distributions with respect to Parent OP Common Units with a record date after the Partnership Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent OP Common Units issuable with respect to such Certificate in accordance with this Agreement, and all such distributions shall be paid by Parent to the Paying Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the record holder of the Parent OP Common Units, if any, issued in exchange therefor, without interest, (i) all distributions payable in respect of any such Parent OP Common Units with a record date after the Partnership Merger Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Partnership Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such Parent OP Common Units.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares or Company OP Units for one year after the Effective Time shall be delivered to the Surviving Company upon demand, and any former holders of Shares or Company OP Units who have not surrendered their Shares in accordance with this Section 2.03 shall thereafter look only to the Surviving Company for payment of their claim for the Merger Consideration (including any cash in lieu of fractional shares and any applicable dividends or other distributions with respect to Parent Common Stock), without any interest thereon, upon due surrender of their Shares or Company OP Units, as applicable.

(j) No Liability. Notwithstanding anything to the contrary contained in this Section 2.03, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(k) Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States government or in commercial paper obligations rated A-1 or P1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, to the extent such investments are REIT qualifying assets. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount payable pursuant to this Article II shall be paid to the Surviving Company. Notwithstanding anything to the contrary contained herein, no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates or Book-Entry Shares to receive the Merger Consideration as provided herein. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent promptly to pay the Merger Consideration to all holders of Certificates and Book-Entry Shares entitled thereto, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(l) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if determined by

Parent in its sole discretion, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Company with respect to the Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed document the amount equal to the number of Shares or Company OP Units represented by such lost, stolen or destroyed Certificate multiplied by the Share Merger Consideration or Unit Merger Consideration, as applicable, without any interest thereon.

2.04 Withholding Rights. Each of Parent, Parent OP, the Surviving Partnership, the Surviving Company and the Paying Agent shall be entitled to deduct and withhold from any payments pursuant to this Agreement to any holder of any Shares or Company OP Units such amounts as Parent, Parent OP, the Surviving Partnership, the Surviving Company or the Paying Agent is required to deduct and withhold with respect to any such payments under the Code, or any applicable provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity (as hereinafter defined) on a timely basis by Parent, Parent OP, the Surviving Partnership, the Surviving Company or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons.

2.05 Treatment of Company Restricted Stock. At the Effective Time, without any further action by the parties hereto, each share of Company Common Stock outstanding immediately prior to the Effective Time that is subject to vesting or other forfeiture conditions (such shares, the “Company Restricted Stock”) that remain unvested or otherwise subject to forfeiture conditions shall, as of the Effective Time, automatically become fully vested and free of any such forfeiture conditions, and each share of Company Restricted Stock shall be considered an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the Share Merger Consideration. The Company may provide for the net settlement of shares of Company Restricted Stock that vest pursuant to the foregoing provision in order to provide for the payment of withholding taxes on behalf of the holder of such shares of Company Restricted Stock.

2.06 Further Action.

(a) If, at any time after the Effective Time, any further action is determined by the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of IRT LP LLC and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of IRT LP LLC, in the name of the Company and otherwise) to take and shall take such action.

(b) If, at any time after the Partnership Merger Effective Time, any further action is determined by the Surviving Partnership to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Partnership with full right, title and possession of and to all rights and property of Parent OP and Company OP, the general partner of the Surviving Partnership shall be fully authorized (in the name of Parent OP, in the name of the Company OP and otherwise) to take and shall take such action.

2.07 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Company Merger, the Partnership Merger and the other Transactions.

2.08 Fractional Shares. No certificate representing fractional shares of Parent Common Stock or fractional Parent OP Common Units shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional interests shall not entitle the owner thereof to voting rights or to any other rights of a stockholder of Parent or a partner of Parent OP. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock or Company OP Units converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock or a fraction Parent OP Common Unit shall receive (aggregating for this purpose all the shares of Parent Common Stock or Parent OP Common Units, as applicable, that such holder is entitled to receive hereunder), in lieu thereof, cash, without interest, in an amount equal to the product of (a) such fractional part of a share of Parent Common Stock or a Parent OP Common Unit multiplied by (b) the per share closing price of Parent Common Stock on the NYSE MKT LLC (the “NYSE MKT”) on the last Trading Day prior to the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND THE COMPANY OP

Except as set forth in (i) the Company SEC Documents filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after May 13, 2013 and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”); provided that the applicability of any such document to any representation or warranty is reasonably apparent on its face, or (ii) the letter, dated as of the date of this Agreement, from the Company and the Company OP to Parent and Parent OP (the “Company Disclosure Letter”), the Company and the Company OP, jointly and severally, represent and warrant as of the date hereof (except to the extent that a representation, warranty or the Company Disclosure Letter speaks as of another date, in which case as of such date) to Parent and Parent OP that:

3.01 Organization, Standing and Power.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Maryland and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. The Company is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect. The Company is the sole member of, and owns 100% of the membership interests in, Company OP GP.

(b) The Company OP is duly formed, validly existing and in good standing under the Laws of the State of Delaware and has full limited partnership power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. The Company OP is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(c) Section 3.01(c) of the Company Disclosure Letter sets forth as of the date hereof a true and complete list of the Company Subsidiaries (including Company OP GP), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Each Company Subsidiary (i) is duly organized, validly existing, in good standing (to the extent the concept is recognized by such jurisdiction) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as set forth on Section 3.01(d) of the Company Disclosure Letter, the Company has made available to Parent (i) complete and correct copies of the Company Article and Company Bylaws and (ii) complete and correct copies of the organizational documents or governing documents of each Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term securities).

3.02 Capital Structure.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of the Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”, and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on May 8, 2015 (the “Measurement Date”), (a) 36,809,108 shares of Company Common Stock (which includes 290,566 shares of Company Restricted Stock) were issued and outstanding and (b) no shares of Company Preferred Stock were issued or outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of the Company is entitled to preemptive rights. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. There are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Company Common Stock, the Company OP Units or the general partnership interests in the Company OP may vote (“Voting Company Debt”). Except as set forth above, as of the Measurement Date, there were no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which the Company or any Company Subsidiary was a party or by which any of them was bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking. At the close of business on the Measurement Date, (a) Company OP GP, as sole general partner of Company OP, owned the entire general partnership interest in Company OP; (b) 39,152,608 Company OP Units were issued and outstanding (c) no preferred units of the Company OP were issued and outstanding; (d) no Class B Contingent Units (as defined in the Company OP Limited Partnership Agreement) were issued and outstanding; (e) no LTIP Units (as defined in the Company OP Limited Partnership Agreement) were issued and outstanding; and (f) no other partnership interests were issued and outstanding or issuable. There are no partners of the Company OP or holders of Company OP Units other than as set forth on Section 3.02(a) of the Company Disclosure Letter. Section 3.02(a) of the Company Disclosure Letter sets forth the number of partnership units held by each partner in the Company OP. Other than the Company OP Units owned by the limited partners of the Company OP set forth in Section 3.02(a) of the Company Disclosure Letter, the Company directly owns all of the issued and outstanding Company OP Units of the Company OP, free and clear of any Liens, and all Company OP Units have been duly authorized and validly issued and are free of preemptive rights. The Company OP GP is the sole general partner of the Company OP and owns the general partnership interest free and clear of any Liens.

(b) Except as set forth above, as of the close of business on the Measurement Date, there were no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound with respect to the voting of any shares of capital stock of the Company or any Company Subsidiary, or (iii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(c) Except as set forth in Section 3.02(c) of the Company Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Company Subsidiary are owned by the Company, by another

Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than transfer and other restrictions under applicable federal and state securities Laws.

(d) All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

3.03 Authority; Execution and Delivery; Enforceability.

(a) The Company and Company OP each has all requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company and the Company OP of this Agreement and the consummation by the Company and the Company OP of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and partnership action on the part of Company OP, respectively, and no other corporate or partnership actions on the part of the Company or the Company OP are necessary to authorize this Agreement, the Merger or the other Transactions, subject to receipt of the Company Stockholder Approval. Each of the Company and the Company OP has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of each of the Company and the Company OP, enforceable against each of the Company and the Company OP in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) (clauses (i) and (ii), the “Bankruptcy and Equity Exception”).

(b) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are advisable and in the best interests of the Company and (iii) recommending that the Company’s stockholders approve the Company Merger and the other Transactions contemplated by this Agreement.

(c) The Company OP GP, as the sole general partner of the Company OP, has adopted this Agreement and approved the Partnership Merger and the other Transactions (the “Company OP GP Approval”).

3.04 No Conflicts; Consents.

(a) The execution and delivery by the Company and the Company OP of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, assuming receipt of the Company Stockholder Approval, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Articles, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) the Company OP Limited Partnership Agreement, (iii) any written loan or credit agreement, debenture, contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other obligation, commitment or instrument (a “Contract”), to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, (iv) subject to the filings and other matters referred to in Section 3.04(b), any federal, state, local or foreign judgment, injunction, order, writ, ruling or decree (“Judgment”) or any federal, state, local or foreign statute, law, code, ordinance, rule or regulation (“Law”) applicable to the Company, the Company OP or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (iii) and (iv) above, any such items that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any U.S. federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Joint Proxy Statement and of the Form S-4 and the declaration of the effectiveness of the Form S-4, and (B) such reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Articles of Merger with the SDAT and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) the filing of the Partnership Certificate of Merger and the Company Certificate of Merger with the SOS and appropriate documents with the relevant authorities of the other jurisdictions in which the Company OP is qualified to do business, (v) such filings as may be required in connection with the Taxes described in Section 6.08, (vi) such filings as may be required under the rules and regulations of the NASDAQ Stock Market and (vii) such other items that would not reasonably be likely to, individually or in the aggregate, have a Company Material Adverse Effect.

3.05 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished, as applicable, all reports, schedules, forms, certifications, statements and other documents on a timely basis with the SEC required to be filed or furnished, as applicable, by the Company since and including May 13, 2013 through the date of this Agreement under the Exchange Act or the Securities Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”).

(b) As of its respective date, each Company SEC Document complied (or with respect to Company SEC Documents filed after the date hereof, will comply) as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, each as in effect on the date so filed. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contained (or with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, was prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d) None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) disclosed and provided for in the most recent financial statements included in the Filed Company SEC Documents or of a nature not required by GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Filed Company SEC Documents, (iv) incurred under this Agreement or in connection with the Transactions, (v) disclosed in the Company Disclosure Letter, (vi) as would not reasonably be likely to, individually or in the aggregate, have a Company Material Adverse Effect or (vii) that will be discharged or paid in full prior to the Closing Date.

(e) Section 3.05(e) of the Company Disclosure Letter sets forth with respect to all Indebtedness of the Company and the Company Subsidiaries for borrowed money outstanding on the date hereof: (i) the amount of such indebtedness, (ii) the lender of such indebtedness, (iii) the interest rate of such indebtedness, (iv) the maturity date of such indebtedness and (v) the collateral securing such indebtedness.

(f) Since May 13, 2013, the Company has established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal controls provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since May 13, 2013, (x) the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information required to be included in the Company’s periodic reports required under the Exchange Act, and (z) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

3.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company and Company OP for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date that it is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of the Company Stockholder Meeting and Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement, at the date such materials are first mailed to the Company’s stockholders or Parent’s stockholders and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the Company in this Section 3.06 with respect to statements made or incorporated by reference therein based on information supplied by Parent or Parent OP or any of their respective Representatives for inclusion or incorporation by reference therein

3.07 Absence of Certain Changes or Events. Since January 1, 2015, (i) there has not been any Event that, individually or together with any other Event, has had or would reasonably be likely to have a Company Material Adverse Effect, and (ii) except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, the Company and each Company Subsidiary has conducted its respective business in all material respects only in the ordinary course of business consistent with past practice.

3.08 Taxes.

(a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all U.S. federal income and other material Taxes shown on such Tax Returns, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Filed Company SEC Documents. Neither the Company nor any of the Company Subsidiaries has executed or filed with the Internal Revenue Service (the “IRS”) or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation). As used herein, the term “Tax Returns” means all reports, returns, declarations, or other written statements required to be supplied to a Taxing Authority in connection with Taxes.

(b) The Company (i) for each taxable year commencing with its taxable year ended December 31, 2012 through December 31, 2014 has been organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) pursuant to Sections 856 through 860 of the Code, (ii) has operated since December 31, 2012 to the date hereof in a manner to enable it to qualify for taxation as a REIT and has a proposed method of operation that will enable it to continue to qualify for taxation as a REIT for the taxable year that includes the date hereof, and (iii) shall continue to operate in such a manner as to enable it to continue to qualify for taxation as a REIT for each taxable year through the taxable year that will end with the Merger.

(c) No Company Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that, at all times during which the Company has held, directly or indirectly, its stock, has qualified as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(1) of the Code.

(d) Each Company Subsidiary that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e) Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code.

(f) To the Knowledge of the Company, neither the Company nor any Company Subsidiary (other than a “taxable REIT subsidiary” of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code.

(g) All material deficiencies asserted or assessments made with respect to the Company or any Company Subsidiary as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of the Company or any Company Subsidiary have been fully paid and, to the Knowledge of the Company, there are no other audits, examinations or other proceedings relating to any material Taxes of the Company or any Company Subsidiary by any Taxing Authority in progress. Neither the Company nor any Company Subsidiary has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the Knowledge of the Company, no such audit, examination, or other proceeding is threatened. Neither the Company nor any Company Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) No claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any such Company Subsidiary is or may be subject to a material amount of Taxes in that jurisdiction and, to the Knowledge of the Company, no such claim is threatened.

(j) Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k) Neither the Company nor any Company Subsidiary is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between the Company and any Company Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(l) Neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Taxing Authorities relating to Taxes.

(m) There are no Liens for Taxes (other than the Company Permitted Liens) upon any of the assets of the Company or any Company Subsidiary.

(n) Neither the Company nor any Company Subsidiary is subject, directly or indirectly, to any Tax Protection Agreements.

(o) Neither the Company nor any Company Subsidiary is a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(p) Section 3.08(p) of the Company Disclosure Letter sets forth each Company Subsidiary and whether such Company Subsidiary is, for U.S. federal income Tax purposes, a partnership, disregarded entity, “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code or “taxable REIT subsidiary” under Section 856(l) of the Code.

(q) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(r) Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(s) Notwithstanding any provision herein to the contrary, the representations in this Section 3.08 are the sole representations of the Company and the Company Subsidiaries regarding their Tax matters.

3.09 Labor Relations.

(a) Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreements. Since May 13, 2013, none of the Company or any Company Subsidiary has experienced any strikes, work stoppages, slowdowns, lockouts or, to the Knowledge of the Company, union organization attempts, and, to the Knowledge of the Company, there is no such item threatened against the Company or any Company Subsidiary.

(b) Except as set forth in Section 3.09(b) of the Company Disclosure Letter, there are no proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries, in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

3.10 Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter lists each (i) “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and (ii) any bonus, incentive, deferred compensation, stock purchase, stock option, stock or stock-based, severance, retention, employment, change in control or fringe benefit plan, program, policy or agreement that is sponsored, maintained or contributed to by the Company or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of the Company or any Company Subsidiary, or under which the Company or any Company ERISA Affiliate has or may have any obligation or liability (collectively, the “Company Benefit Plans”).

(b) The Company has made available to Parent true and complete copies of the following with respect to the Company Benefit Plans, as applicable: (i) the Company Benefit Plan and current amendments thereto, (ii) the most recently filed annual report on Form 5500, (iii) the most recently received IRS determination letter or opinion letter, (iv) the most recent summary plan description and all material modifications thereto, (v) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (vi) the most recent nondiscrimination tests performed under the Code, and (vii) all filings made with any Governmental Entity, including but not limited to any filings under the Employee Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and no fact or event has occurred since the date of such determination or opinion letter that would reasonably be likely to adversely affect the qualified status of any such Company Benefit Plan.

(d) Each Company Benefit Plan has been operated in all respects in material compliance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and all reports, documents and notices required to be filed with respect to each Company Benefit Plan have been timely filed.

(e) Neither the Company nor any Company ERISA Affiliate sponsors or has sponsored or contributed to, or has contributed to, any Company Benefit Plan that is subject to the provisions of Section 412 of the Code or Title IV or Section 302 of ERISA, is a voluntary employee beneficiary association, or is a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither the Company nor any Company Subsidiary has any liability with respect to any Company Benefit Plan that provides for any post-employment or postretirement health or medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary, except (i) as required by Section 4980B of the Code, (ii) coverage or benefits the entire cost of which is borne by the employee or former employee or (iii) coverage or benefits in the nature of severance not to exceed eighteen (18) months under the employment, severance or change in control plans or agreements listed in Section 3.10(a) of the Company Disclosure Letter, in each case, except for such liability that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(f) No material action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatened to involve, any Company Benefit Plan before any court or arbitrator or any Governmental Entity, including the IRS, the Department of Labor or the Pension Benefit Guaranty Corporation.

(g) Each Company Benefit Plan that constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, materially complies in both form and operation with the requirements of Section 409A of the Code so that no amounts paid pursuant to any such Company Benefit Plan are subject to tax under Section 409A of the Code. No payment required to be made to any service provider to the Company as a result of the closing of the transaction contemplated by this Agreement will be subject to tax under Section 409A of the Code.

(h) Except as set forth on Section 3.10(h) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will result in any payment, acceleration, vesting or creation of any rights of any person to benefits under any Company Benefit Plan. Except as set forth on Section 3.10(h) of the Company Disclosure Letter, no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event), by any employee, officer, director or other service provider of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(i) No employee of the Company or any Company Subsidiary has any entitlement to continue to be employed by the Company or any Company Subsidiary from and after the Partnership Merger Effective Time.

(j) The term “Company ERISA Affiliate” means any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code.

3.11 Litigation. From January 1, 2014 through the date of this Agreement, there has been no claim, suit, action, arbitration or proceeding pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any executive officer or director of the Company (in their capacity as such), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (each a “Company Specified Action”). There is no material Judgment outstanding against the Company or any Company Subsidiary or any of their respective assets. From January 1, 2014 through the date of this Agreement, the Company has not received any written notification of any, and to the Knowledge of the Company there is no, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective assets that could validly give rise to a Company Specified Action.

3.12 Compliance with Applicable Laws. Since January 1, 2014, none of the Company or any Company Subsidiary has been, or is, in violation of, or has been given written notice of or been charged with any violation of, any Law or order of any Governmental Entity applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct its business as presently conducted except those the absence of which would not reasonably be likely to have a Company Material Adverse Effect. To the Knowledge of the Company, none of the Company or any Company Subsidiary has received notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business.

3.13 Environmental Matters. Section 3.13 of the Company Disclosure Letter sets forth a list of all reports related to the environmental condition of the Company Property that have been provided to Parent prior to the date hereof. Except as set forth in such reports or as would not reasonably be likely to have a Company Material Adverse Effect:

(a) to the Knowledge of the Company, the Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Permits, identification numbers and licenses required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with their respective Environmental Permits;

(b) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other Person, has released Hazardous Substances on any real property owned, leased or operated by the Company or the Company Subsidiaries;

(c) none of the Company or any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law;

(d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the Knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto; and

(e) none of the Company or any Company Subsidiary has assumed, by Contract or, to the Knowledge of the Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

3.14 Property.

(a) As of the date hereof, the Company or a Company Subsidiary owns good, valid and marketable fee simple title to each of the real properties identified in Section 3.14(a)(i) of the Company Disclosure Letter (each real property so owned, an “Owned Company Property” and, collectively, the “Owned Company Properties”), and a good and valid leasehold interest in each of the real properties identified in Section 3.14(a)(ii) of the Company Disclosure Letter (each real property so leased, a “Leased Company Property” and, collectively, the “Leased Company Properties” and the Leased Company Properties together with the Owned Company Properties, the “Company Properties”), which comprise all of the real estate properties owned or leased by the Company and the Company Subsidiaries, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Company Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the Company’s consolidated balance sheet for the year ended December 31, 2014, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Company Permitted Liens.

(c) Forms of tenant leases for each state in which the Company or a Company Subsidiary operates have been made available to Parent on or prior to the date hereof, and each Company Lease is in substantially the form provided for in the state in which such Owned Company Property is located.

(d) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the rent rolls for each of the Company Properties, as of April 20, 2015, which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent, are true and correct in all respects with respect to Owned Company Properties and (i) correctly reference each lease or sublease that was in effect as of such date, and to which the Company or a Company Subsidiary is a party as lessor or sublessor with respect to each of the Owned Company Properties (each a “Company Lease”) and (ii) identify the rent payable under the Company Lease as of such date with respect to Owned Company Properties. The Company has provided or made available to Parent a list of all security deposit amounts held as of the date hereof under the Company Leases and such security deposits are in the amounts required by the applicable Company Lease as of the date hereof and which security deposits have been held and applied in all material respects in accordance with Law and the applicable Company Leases as of the date hereof.

(e) With respect to Owned Company Properties as of the date hereof, the Owned Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Company Permitted Liens. With respect to Leased Company Properties as of the date hereof, to the Knowledge of the Company, the Leased Company Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Company Permitted Liens.

(f) Valid policies of title insurance (each a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s or the applicable Company Subsidiary’s fee simple title to or leasehold interest in each Company Property, subject to the matters disclosed on the Company Title Insurance Policies and Company Permitted Liens. As of the date of this Agreement, to the Knowledge of the Company, each Company Title Insurance Policy is in full force and effect and no claim has been made against any such policy.

(g) To the Knowledge of the Company, as of the date hereof, (i) each material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful egress and ingress to and from any of the Company Properties has been obtained and is in full force and effect, except for any such permits and approvals that (A) are being sought in connection with the development or redevelopment of any Company Properties, or (B) the failure to obtain or be in full force and effect would not reasonably be likely to have a Company Material Adverse Effect, and (ii) neither the Company nor any Company Subsidiary has received written notice of any violation of any Law affecting any of the Company Properties issued by any Governmental Entity which has not been cured, other than violations which (I) are being contested in good faith and with respect to which enforcement has been tolled pending the resolution of such contest, or (II) would not, individually or in the aggregate, reasonably likely to result in a Company Material Adverse Effect. To the Knowledge of the Company,

except for Company Permitted Liens, the buildings and improvements on the Company Properties are located within the boundary lines of the Company Property, are not encroached upon, are not in violation of any applicable setback, Law, restriction or similar agreement, and do not encroach on any other property or any easement that may burden the Company Property, in each case in a way that would reasonably be likely to result in a Company Material Adverse Effect.

(h) As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, except for any such rezoning proceedings that have been initiated in connection with the development or redevelopment of any of the Company Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Company Property which in the case of clauses (i) and (ii) above, would, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. There are no material unrestored casualties to any Company Property or any part thereof. The physical condition of the Company Property is sufficient to permit the continued conduct of the business as presently conducted subject to the provision of usual and customary maintenance and repair performed in the ordinary course of business consistent with past practice.

(i) Section 3.14(i) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all of the leases, subleases and licenses entitling the Company or any Company Subsidiary to the use or occupancy of each of the Leased Company Properties (the “Company Real Property Leases”). The Company has made available to Parent copies of each Company Real Property Lease and all amendments or other modifications thereto, which copies are correct and complete. To the Knowledge of the Company, as of the date hereof, each Company Real Property Lease is in full force and effect and neither the Company nor any Company Subsidiary has received a written notice that it is in default under any Company Real Property Lease which remains uncured. Neither the Company nor any Company Subsidiary is and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Company Real Property Lease in any material respect. No event has occurred which would result in a material breach or violation of, or a default under, any Company Real Property Lease by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other person thereto (in each case, with or without notice or lapse of time or both). Each Company Real Property Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or the applicable Company Subsidiary and, to the Knowledge of the Company, with respect to the other parties thereto. Except as set forth on Section 3.14(i) of the Company Disclosure Letter, to the Knowledge of the Company, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Company Real Property Lease.

(j) Section 3.14(j) of the Company Disclosure Letter lists (i) each Company Property that is under development as of the date hereof (other than normal repair and maintenance), and describes the status of such development as of the date hereof or (ii) each Company Property that is subject to a binding agreement for development or commencement of construction by the Company or a Company Subsidiary, as of the date hereof, in each case other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(k) As of the date hereof, none of the Company or any Company Subsidiary has entered into or is a party to any unexpired option agreements, rights of first offer, rights of first negotiation or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third parties to purchase or otherwise acquire a Company Property or any portion thereof or entered into any Contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof. Except as set forth on Section 3.14(k) of the Company Disclosure Letter, as of the date hereof, none of the Company or any Company Subsidiary has entered into or is a party to any unexpired purchase agreements, option agreements, rights of first offer, rights of first negotiation or rights or first refusal with respect to the purchase of any real property, or any Contract for sale, ground lease or letter of intent to purchase or ground lease for any real property.

(l) As of the date hereof, none of the Company or any Company Subsidiary is a party to any agreement relating to the management of any of the Company Properties by a party other than the Company or a Company Subsidiary.

(m) The Company or a Company Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy). None of the Company’s or such Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens.

(n) With respect to the 20-unit building in The Point at Canyon Ridge community that was destroyed by fire on November 22, 2014, (i) as of the date hereof, reconstruction of this building is on schedule for completion prior to the end of calendar year 2015, (ii) as of the date hereof, there are no cost overruns with respect to the reconstruction, and (iii) as of December 31, 2014, the aggregate expenditures budgeted to complete the reconstruction were $865,553 in the aggregate.

(o) As of the date hereof, neither the Company nor any of the Company Subsidiaries is engaged in any development or redevelopment of any communities.

3.15 Intellectual Property. Except as individually or in the aggregate would not reasonably be likely to have a Company Material Adverse Effect, (a) to the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any third party in the United States, (b) with respect to Intellectual Property owned by or licensed to the Company or any Company Subsidiary that is necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted (“Company Intellectual Property”), the Company or such Company Subsidiary has the right to use such Company Intellectual Property in the operation of its business as currently conducted, (c) all fees and filings required to maintain any registration of any Intellectual Property used by the Company have been paid or timely filed, are current and are not in default or in arrears, (d) to the Knowledge of the Company, no third party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary, and (e) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary.

3.16 Contracts.

(a) Except for (x) this Agreement, (y) Contracts listed on Section 3.16 of the Company Disclosure Letter and (z) Contracts filed as exhibits to the Filed Company SEC Documents, as of the date of this Agreement, none of the Company or the Company Subsidiaries is a party to or bound by any of the following Contracts (each such Contract, a “Company Material Contract”):

(i) any Contract that would be required to be filed by the Company as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”);

(ii) any Contract containing covenants binding upon the Company or the Company Subsidiaries that materially restrict the ability of the Company or any of the Company Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Company, the Surviving Partnership or any of their respective Affiliates) to compete in any business or geographic area or with any Person;

(iii) any Contract pursuant to which the Company or any Company Subsidiary is subject to continuing indemnification or “earn-out” obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be likely to result in payments by the Company or any Company Subsidiary in excess of $500,000;

(iv) any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(v) any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise, any real property, including any Company Property or any asset that, if purchased by the Company or any Company Subsidiary, would be a Company Property;

(vi) any Contract concerning an interest rate cap, interest rate collar, interest rate swap, or currency hedging transaction to which the Company or any Company Subsidiary is a party;

(vii) any Contract that requires the Company or any Company Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(viii) any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in the Company or any Company Subsidiary) in excess of $2,000,000;

(ix) any Contract that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to the Company or any Company Subsidiary; or

(x) any Contract that prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary.

(b) As of the date hereof, each of the Company Material Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not be material to the Company and any Company Subsidiary. As of the date hereof, each of the Company and the Company Subsidiaries has complied in all material respects with the terms and conditions of the Company Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of any violation or default under any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts.

3.17 Insurance. The Company and the Company Subsidiaries have policies of insurance covering the Company, the Company Subsidiaries and their respective properties and assets, in such amounts and with respect to such risks and losses, which the Company believes are adequate for the operation of its business and the protection of its assets. All such insurance policies of the Company and each Company Subsidiary are in full force and effect, all premiums due and payable through the date hereof under all such policies have been paid, and the Company and each Company Subsidiary are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums, or to be in compliance that would not reasonably be likely to have a Company Material Adverse Effect. As of the date hereof, no outstanding written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

3.18 Interested Party Transactions. None of the Company or any Company Subsidiary, on the one hand, is a party to any transaction or Contract with any Affiliate, stockholder that beneficially owns 5% or more of the Company Common Stock or the Company OP Units, or director or executive officer of the Company or any Company Subsidiary, on the other hand, and no event has occurred since the date of the Company’s last proxy statement to its stockholders that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

3.19 Vote Required. Assuming the accuracy of the representation in Section 4.22, the Company Stockholder Approval is the only vote of the holders of any class or series of shares of the Company necessary to approve the Company Merger and the other Transactions. Other than the Company OP GP Approval, no vote of or consent or approval by the holders of any limited partnership units or general partnership units of Company OP is necessary to approve this Agreement, the Partnership Merger and the other Transactions.

3.20 Brokers. Neither the Company, the Company OP nor any of the Company or the Company OP’s officers, directors or employees has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions, finder’s fees or other similar fees in connection with the Transactions, except that the Company has employed JPMorgan Securities, LLC as its financial advisor, whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with such firm.

3.21 Opinion of Financial Advisor. The Company Board has received an oral opinion of JPMorgan Securities, LLC, to be confirmed by a written opinion, dated as of the date of this Agreement, to the effect that, as of such date and based on and subject to the limitations, qualifications and assumptions set forth therein, the Share Merger Consideration proposed to be received in the Company Merger by the holders of the Company Common Stock pursuant to this Agreement, is fair to such holders from a financial point of view.

3.22 Takeover Statutes. Assuming the accuracy of the representation in Section 4.22, the Company Board has taken all action necessary to render inapplicable to the Company Merger and the other Transactions, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and Subtitle 7 of Title 3 of the MGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to this Agreement, the Company Merger, the Partnership Merger or the other Transactions. None of the Company, the Company OP or any other Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of Parent as defined in Section 3-601 of the MGCL.

3.23 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

3.24 Dissenters’ Rights. No dissenters’, appraisal or similar rights are available under the Company Articles or the limited partnership agreement of the Company OP to the holders of Company Common Stock or Company OP Units with respect to the Company Merger, the Partnership Merger or the other Transactions.

3.25 Hart-Scott-Rodino Antitrust Improvements Act. In reliance upon, and subject to the accuracy of the representations and warranties provided in Section 4.25, the Transactions are exempt from any requirement to make any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because (a) the Company is a REIT and (b) the Company Board has determined that the aggregate fair market value of the non-exempt assets of Parent and the entities controlled by the Company is less than $76.3 million.

3.26 No Other Representations and Warranties. Each of the Company and the Company OP acknowledges and agrees that, except for the representations and warranties contained in Article IV, (a) none of Parent, Parent OP, OP Merger Sub or IRT LP LLC makes, or has made, and the Company and the Company OP have not relied upon, any representation or warranty, whether express or implied, relating to itself or its business, affairs, assets, liabilities, financial condition, results of operations or otherwise in connection with the Merger, (b) no Person has been authorized by Parent, Parent OP, OP Merger Sub or IRT LP LLC to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by the Company or the Company OP as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company, the Company OP or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT, PARENT OP, OP MERGER SUB AND IRT LP LLC

Except as set forth in (i) the Parent SEC Documents filed with the SEC on or after January 1, 2013 and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”); provided that the applicability of any such document to any representation or warranty is reasonably apparent on its face, or (ii) the letter, dated as of the date of this Agreement, from Parent, Parent OP, OP Merger Sub and IRT LP LLC to the Company and the Company OP (the “Parent Disclosure Letter”), Parent, Parent OP, OP Merger Sub and IRT LP LLC, jointly and severally, represent and warrant as of the date hereof (except to the extent that a representation, warranty or the Parent Disclosure Letter speaks as of another date, in which case as of such date) to the Company and the Company OP that:

4.01 Organization, Standing and Power.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(b) Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(c) OP Merger Sub is a limited liability company formed, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted. OP Merger Sub is a wholly owned Subsidiary of Parent OP. OP Merger Sub was formed solely for the purpose of engaging in the Transactions and has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Transactions.

(d) IRT LP LLC is a limited liability company formed, validly existing and in good standing under the Laws of the State of Delaware and has full organizational power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.

(e) Each of Parent, Parent OP, OP Merger Sub and IRT LP LLC is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.

(f) Section 4.01(f) of the Parent Disclosure Letter sets forth as of the date hereof a true and complete list of the Parent Subsidiaries (including Parent OP and OP Merger Sub), together with the jurisdiction of organization or incorporation, as the case may be, of each such Parent Subsidiary. Each such Parent Subsidiary (i) is duly organized, validly existing, in good standing (to the extent the concept is recognized by such jurisdiction) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership, limited liability company or other company (as the case may be) power and authority to conduct its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) Neither Parent nor any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term securities).

(h) Parent has made available to the Company complete and correct copies of the organizational documents or governing documents of Parent, Parent OP and OP Merger Sub and each other Parent Subsidiary.

4.02 Capital Structure.

(a) The authorized capital stock of Parent consists of 300,000,000 shares of the Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”, and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date, (a) 33,150,734 shares of the Parent Common Stock were issued and outstanding and (b) no shares of Parent Preferred Stock were issued or outstanding. All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock of Parent is entitled to preemptive rights. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. There are no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the Parent Common Stock, the Parent OP Units or the general partnership interests in Parent OP may vote (“Voting Parent Debt”). Except as set forth above, as of the Measurement Date, there were no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which Parent or any Parent Subsidiary was a party or by which any of them was bound (i) obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Parent or of any Parent Subsidiary or any Voting Parent Debt or (ii) obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking. At the close of business on the Measurement Date, there are 1,255,983 Parent OP Common Units issued and outstanding and no preferred units of Parent OP issued and outstanding. There are no partners of Parent OP or holders of Parent OP Common Units other than as set forth on Section 4.02(a) of the Parent Disclosure Letter. Section 4.02(a) of the Parent Disclosure Letter sets forth the number of partnership units held by each partner in Parent OP. Parent is the sole general partner of Parent OP and owns the general partnership interest free and clear of any Liens.

(b) Except as set forth above and as set forth on Section 4.02(b) of the Parent Disclosure Letter, as of the close of business on the Measurement Date, there were no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Parent or any Parent Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound with respect to the voting of any shares of capital stock of Parent or any Parent Subsidiary, or (iii) contractual obligations or commitments of any character to which Parent or any Parent Subsidiary was a party or by which Parent or any Parent Subsidiary was bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary has granted any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(c) Except as set forth on Section 4.02(c) of the Parent Disclosure Letter, all of the outstanding shares of capital stock or other equity interests of each Parent Subsidiary are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests other than transfer and other restrictions under applicable federal and state securities Laws.

(d) All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of any Parent Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

4.03 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent, Parent OP, OP Merger Sub and IRT LP LLC has all requisite corporate, limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement and, subject to receipt of the Parent Stockholder Approval, to consummate the Transactions. The execution, delivery and performance by each of Parent, Parent OP, OP Merger Sub and IRT LP LLC of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, partnership action on the part of Parent OP, and limited liability company action on the part of OP Merger Sub and IRT LP LLC, and no other corporate, limited partnership or limited liability company actions, as applicable, on the part of Parent, Parent OP, OP Merger Sub and IRT LP LLC are necessary to authorize this Agreement, the Merger or the other Transactions, subject to receipt of the Parent Stockholder Approval. Each of Parent, Parent OP, OP Merger Sub and IRT LP LLC has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligations of Parent, Parent OP, OP Merger Sub and IRT LP LLC, respectively, enforceable against each of Parent, Parent OP, OP Merger Sub and IRT LP LLC in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Parent Board, at a meeting duly called and held, duly adopted resolutions approving this Agreement, the Merger and the other Transactions, and (ii) recommending that Parent’s stockholders approve the issuance of Parent Common Stock in the Company Merger as contemplated by this Agreement.

(c) Parent, as the sole general partner of Parent OP, has adopted this Agreement and approved the Merger and the other Transactions (“Parent OP GP Approval”).

(d) Parent OP, as the sole member of the OP Merger Sub, has approved this Agreement, the Partnership Merger and the other Transactions.

(e) Parent, as the sole member of the IRT LP LLC, has approved this Agreement, the Company Merger and the other Transactions.

4.04 No Conflicts; Consents.

(a) Except as set forth on Section 4.04(a) of the Parent Disclosure Letter, the execution and delivery by each of Parent, Parent OP, OP Merger Sub and IRT LP LLC of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, assuming receipt of the Parent Stockholder Approval, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or the loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, Parent OP or any Parent Subsidiaries under, any provision of (i) the charter, bylaws or other organizational documents of Parent, Parent OP, OP Merger Sub, IRT LP LLC or any Parent Subsidiaries, (ii) any Contract to which Parent, Parent OP, OP Merger Sub, IRT LP LLC or any Parent Subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent, Parent OP, OP Merger Sub, IRT LP LLC or any Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be likely to have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent, Parent OP or any Parent Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Joint Proxy Statement and of the Form S-4 and the declaration of the effectiveness of the Form S-4, and (B) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) such filings as may be required under any state securities Laws, (iii) the filing of the Articles of Merger with the SDAT, (iv) the filing of the Partnership Certificate of Merger and the Company Certificate of Merger with the SOS, (v) such filings as may be required in connection with the Taxes described in Section 6.08, (vi) such filings as may be required under the rules and regulations of the NYSE MKT and (vii) such other items that would not reasonably be likely to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.05 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished, as applicable, all reports, schedules, forms, certifications, statements and other documents on a timely basis with the SEC required to be filed or furnished, as applicable, by Parent since and including January 1, 2013 through the date of this Agreement under the Exchange Act or Securities Act (such documents, together with any documents filed during such period by Parent with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Parent SEC Documents”).

(b) As of its respective date, each Parent SEC Document complied (or with respect to Company SEC Documents filed after the date hereof, will comply) as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, each as in effect on the date so filed. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), except to the extent revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents contained (or with respect to Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the financial statements (including the related notes) of Parent included in the Parent SEC Documents, complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, was prepared in accordance with GAAP in all material respects (except, in the case of unaudited financial statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end audit adjustments).

(d) None of Parent or any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations (i) disclosed and provided for in the most recent financial statements included in the Filed Parent SEC Documents or of a nature not required by

GAAP to be reflected thereon, (ii) related to the future performance of any Contract, (iii) incurred or arising in the ordinary course of business consistent with past practice since the date of the most recent financial statements included in the Filed Parent SEC Documents, (iv) incurred under this Agreement or in connection with the Transactions, (v) disclosed on Section 4.05(d) of the Parent Disclosure Letter, (vi) as would not reasonably be likely to, individually or in the aggregate, have a Parent Material Adverse Effect or (vii) that will be discharged or paid in full prior to the Closing Date.

(e) Section 4.05(e) of the Parent Disclosure Letter sets forth with respect to all Indebtedness of Parent and the Parent Subsidiaries for borrowed money outstanding on the date hereof: (i) the amount of such indebtedness, (ii) the lender of such indebtedness, (iii) the interest rate of such indebtedness, (iv) the maturity date of such indebtedness and (v) the collateral securing such indebtedness.

(f) Since January 1, 2013, Parent has established and maintained a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal controls provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorization and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since January 1, 2013, (x) Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (y) except as set forth on Section 4.05(f) of the Parent Disclosure Letter, to the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in Parent’s periodic reports required under the Exchange Act, and (z) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of the Parent Board (and made summaries of such disclosures available to the Company) (A) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act of 2002 and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

4.06 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent, Parent OP, OP Merger Sub and IRT LP LLC for inclusion or incorporation by reference in (a) the Form S-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement will, at the date that it is first mailed to the Company’s stockholders or Parent’s stockholders, at the time of the Company Stockholder Meeting or Parent Stockholder Meeting, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement, at the date such materials are first mailed to the Company’s stockholders or Parent’s stockholders and at the time of the Company Stockholder Meeting and the

Parent Stockholder Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by Parent, Parent OP, OP Merger Sub and IRT LP LLC in this Section 4.06 with respect to statements made or incorporated by reference therein based on information supplied by the Company, the Company OP, or any of their respective Representatives for inclusion or incorporation by reference therein.

4.07 Absence of Certain Changes or Events. Since January 1, 2015, (i) there has not been any Event that, individually or together with any other Event, has had or would reasonably be likely to have a Parent Material Adverse Effect, and (ii) except in connection with this Agreement and the Transactions or as expressly contemplated or permitted by this Agreement, Parent and each Parent Subsidiary has conducted its respective business in all material respects only in the ordinary course of business consistent with past practice.

4.08 Taxes.

(a) Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on their behalf) all U.S. federal income and other material Tax Returns (as defined below) required to be filed by it (after giving effect to any filing extension granted by a Taxing Authority) under applicable Law and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all U.S. federal income and other material Taxes shown on such Tax Returns, other than Taxes being contested in good faith and for which adequate reserves have been established in Parent’s most recent financial statements contained in the Filed Parent SEC Documents. Neither Parent nor any of the Parent Subsidiaries has executed or filed with the IRS or any other Taxing Authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation).

(b) Parent (i) for each taxable year commencing with its taxable year ended December 31, 2009 through December 31, 2014 has been organized in conformity with the requirements for qualification and taxation as a REIT pursuant to Sections 856 through 860 of the Code, (ii) has operated since March 26, 2009 to the date hereof in a manner to enable it to qualify for taxation as a REIT and has a proposed method of operation that will enable it to continue to qualify for taxation as a REIT for the taxable year that includes the date hereof, and (iii) shall continue to operate in such a manner as to enable it to continue to qualify for taxation as a REIT for each taxable year through the taxable year that will end with the Merger.

(c) No Parent Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that, at all times during which Parent has held, directly or indirectly, its stock, has qualified as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(1) of the Code.

(d) Each Parent Subsidiary that is a partnership, joint venture, trust or limited liability company has been, since its formation, treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(e) Neither Parent nor any Parent Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code.

(f) To the Knowledge of Parent, neither Parent nor any Parent Subsidiary (other than a “taxable REIT subsidiary” of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code.

(g) All material deficiencies asserted or assessments made with respect to Parent or any Parent Subsidiary as a result of any examinations by the IRS or any other Taxing Authority of the Tax Returns of Parent or any Parent

Subsidiary have been fully paid and, to the Knowledge of Parent, there are no other audits, examinations or other proceedings relating to any material Taxes of Parent or any Parent Subsidiary by any Taxing Authority in progress. Neither Parent nor any Parent Subsidiary has received any written notice from any Taxing Authority that it intends to conduct such an audit, examination or other proceeding in respect of Taxes or to make any assessment for material Taxes and, to the Knowledge of Parent, no such audit, examination, or other proceeding is threatened. Neither Parent nor any Parent Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property Tax valuations).

(h) Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) No claim has been made in writing by a Taxing Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns that Parent or any such Parent Subsidiary is or may be subject to a material amount of Taxes in that jurisdiction and, to the Knowledge of Parent, no such claim is threatened.

(j) Neither Parent nor any Parent Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k) Neither Parent nor any Parent Subsidiary is a party to any Tax sharing or similar agreement or arrangement, other than any agreement or arrangement solely between Parent and any Parent Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(l) Neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Taxing Authorities relating to Taxes.

(m) There are no Liens for Taxes (other than the Parent Permitted Liens) upon any of the assets of Parent or any Parent Subsidiary.

(n) Except as set forth on Section 4.08(n) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary is subject, directly or indirectly, to any Tax Protection Agreements.

(o) Neither Parent nor any Parent Subsidiary is a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(p) Section 4.08(p) of the Parent Disclosure Letter sets forth each Parent Subsidiary and whether such Parent Subsidiary is, for U.S. federal income Tax purposes, a partnership, disregarded entity, “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code or “taxable REIT subsidiary” under Section 856(l) of the Code.

(q) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(r) Neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(s) Notwithstanding any provision herein to the contrary, the representations in this Section 4.08 are the sole representations of Parent and the Parent Subsidiaries regarding their Tax matters.

4.09 Labor Relations.

(a) Section 4.09(a) of the Parent Disclosure Letter contains a list, as of the date hereof, of all collective bargaining agreements to which Parent or any Parent Subsidiary is a party. Since January 1, 2013, none of Parent or any Parent Subsidiary has experienced any material strikes, work stoppages, slowdowns, lockouts or, to the Knowledge of Parent, union organization attempts, and, to the Knowledge of Parent, there is no such item threatened against Parent or any Parent Subsidiary.

(b) Except as set forth on Section 4.09(b) of the Parent Disclosure Letter, there are no proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries in any forum by or on behalf of any present or former employee of Parent or any of Parent Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of Parent of any of the Parent Subsidiaries in connection with the employment relationship that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

4.10 Employee Benefits.

(a) Neither Parent nor any Parent Subsidiary employs any individual.

(b) Other than (i) the Long-Term Incentive Plan and forms of Stock Appreciation Rights Award Certificate and Restricted Stock Certification thereunder and (ii) the Independent Directors Compensation Plan (collectively, the “Parent Benefit Plans”), neither Parent nor any Parent Subsidiary sponsors, maintains or contributes to any material “employee benefit plan” as defined in Section 3(3) of ERISA, bonus, incentive, deferred compensation, stock purchase, stock or stock-based, severance, retention, employment, change in control or fringe benefit plan, program, policy or agreement for the benefit of any current or former employee, officer, director or consultant of Parent or any Parent Subsidiary

(c) Parent has made available to the Company true and complete copies of each Parent Benefit Plan and current amendments thereto.

(d) Neither Parent nor any Parent ERISA Affiliate sponsors or has sponsored or contributed to, or has contributed to, any Parent Benefit Plan that is subject to the provisions of Section 412 of the Code or Title IV or Section 302 of ERISA, is a voluntary employee beneficiary association, or is a multiemployer plan within the meaning of Section 3(37) of ERISA. Neither Parent nor any Parent Subsidiary has any liability with respect to any Parent Benefit Plan that provides for any post-employment or postretirement health or medical or life insurance benefits for retired, former or current employees of Parent or any Parent Subsidiary, except (i) as required by Section 4980B of the Code, (ii) coverage or benefits the entire cost of which is borne by the employee or former employee or (iii) coverage or benefits in the nature of severance under the employment, severance or change in control plans or agreements listed in Section 4.10(a) of the Parent Disclosure Letter, in each case, except for such liability that would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect.

(e) Except as set forth on Section 4.10(e) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event) will result in any payment, acceleration, vesting or creation of any rights of any person to benefits under any Parent Benefit Plan. Except as set forth on Section 4.10(e) of the Parent Disclosure Letter, no amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the Transactions (either alone or in combination with any other event), by any employee, officer, director or other service provider of the Parent or any Parent Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f) The term “Parent ERISA Affiliate” means any entity that, together with Parent, would be treated as a single employer under Section 414 of the Code.

4.11 Litigation. From January 1, 2014 through the date of this Agreement, there has been no claim, suit, action, arbitration or proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary or any executive officer or director of Parent (in their capacity as such), other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (each a “Parent Specified Action”). There is no material Judgment outstanding against Parent or any Parent Subsidiary or any of their respective assets. From January 1, 2014 through the date of this Agreement, Parent has not received any written notification of any, and to the Knowledge of Parent there is no, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective assets that, could validly give rise to a Parent Specified Action.

4.12 Compliance with Applicable Laws. Since January 1, 2014, none of Parent or any Parent Subsidiary has been, or is, in violation of, or has been given written notice of or been charged with any violation of, any Law or order of any Governmental Entity applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound, other than as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary has all Permits necessary to conduct its business as presently conducted except those the absence of which would not reasonably be likely to have a Parent Material Adverse Effect. To the Knowledge of Parent, none of Parent or any Parent Subsidiary has received notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business.

4.13 Environmental Matters. Section 4.13 of the Parent Disclosure Letter sets forth a list of all reports related to the environmental condition of the Parent Property that have been provided to the Company prior to the date hereof. Except as set forth in such reports or as would not reasonably be likely to have a Parent Material Adverse Effect:

(a) to the Knowledge of Parent, Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all Environmental Permits and (iii) are in compliance with their respective Environmental Permits;

(b) none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any other Person, has released Hazardous Substances on any real property owned, leased or operated by Parent or the Parent Subsidiaries;

(c) none of Parent or any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 or any other Environmental Law;

(d) none of Parent or any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and, to the Knowledge of Parent, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto; and

(e) none of Parent or any Parent Subsidiary has assumed, by Contract or, to the Knowledge of Parent, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.

4.14 Property.

(a) As of the date hereof, Parent or a Parent Subsidiary owns good, valid and marketable fee simple title to each of the real properties identified in Section 4.14(a)(i) of the Parent Disclosure Letter (each real property so owned, an “Owned Parent Property” and, collectively, the “Owned Parent Properties”), and a good and valid leasehold interest in each of the real properties identified in Section 4.14(a)(ii) of the Parent Disclosure Letter (each real property so leased, a “Leased Parent Property” and, collectively, the “Leased Parent Properties” and the Leased Parent Properties together with the Owned Parent Properties, the “Parent Properties”), which comprise all of the real estate properties owned or leased by Parent and the Parent Subsidiaries, as of the date hereof, in each case (except as provided below) free and clear of Liens, except for Parent Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries has good and sufficient title to all of the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in Parent’s consolidated balance sheet for the year ended December 31, 2014, except as since sold or otherwise disposed of in the ordinary course of business), or used by them in the ordinary course of business, free and clear of all Liens, except for Parent Permitted Liens.

(c) Forms of tenant leases for each state in which Parent or a Parent Subsidiary operates have been made available to the Company on or prior to the date hereof, and each Parent Lease is in substantially the form provided for in the state in which such Owned Parent Property is located.

(d) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the rent rolls for each of the Parent Properties, as of March 31, 2015, which rent rolls have previously been made available by or on behalf of Parent or any Parent Subsidiary to the Company, are true and correct in all respects with respect to Owned Parent Properties and (i) correctly reference each lease or sublease that was in effect as of such date, and to which Parent or a Parent Subsidiary is a party as lessor or sublessor with respect to each of the Owned Parent Properties (each a “Parent Lease”) and (ii) identify the rent payable under the Parent Lease as of such date with respect to Owned Parent Properties. Parent has provided or made available to the Company a list of all security deposit amounts held as of March 31, 2015 under the Parent Leases and such security deposits are in the amounts required by the applicable Parent Lease as of the date hereof and which security deposits have been held and applied in all material respects in accordance with Law and the applicable Parent Leases as of the date hereof.

(e) With respect to Owned Parent Properties as of the date hereof, the Owned Parent Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Parent Permitted Liens. With respect to Leased Parent Properties as of the date hereof, to the Knowledge of Parent, the Leased Parent Properties are not subject to any rights of way, restrictive covenants (including deed restrictions or limitations issued pursuant to any Environmental Law), declarations, agreements, or Laws affecting building use or occupancy, or reservations of an interest in title except for Parent Permitted Liens.

(f) Valid policies of title insurance (each a “Parent Title Insurance Policy”) have been issued insuring, as of the effective date of each such Parent Title Insurance Policy, Parent’s or the applicable Parent Subsidiary’s fee simple title to or leasehold interest in each Parent Property, subject to the matters disclosed on the Parent Title Insurance Policies and Parent Permitted Liens. As of the date of this Agreement, to the Knowledge of Parent, each Parent Title Insurance Policy is in full force and effect and no claim has been made against any such policy.

(g) To the Knowledge of Parent, as of the date hereof, (i) each material certificate, Permit or license from any Governmental Entity having jurisdiction over any of the Parent Properties or agreement, easement or other right that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Properties or that is necessary to permit the lawful egress and ingress to and from any of the Parent Properties has been obtained and is in full force and effect, except for any such permits and approvals (A) that are being sought in connection with the development or redevelopment of any Parent Properties, or (B) the failure to obtain or be in full force and effect would not reasonably be likely to have a Parent Material Adverse Effect and (ii) neither Parent nor any Parent Subsidiary has received written notice of any material violation of any Law affecting any of the Parent Properties issued by any Governmental Entity which has not been cured, other than violations which (I) are being contested in good faith and with respect to which enforcement has been tolled pending the resolution of such contest, or (II) would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. To the Knowledge of Parent, except for Parent Permitted Liens, the buildings and improvements on the Parent Properties are located within the boundary lines of the Parent Property, are not encroached upon, are not in violation of any applicable setback, Law, restriction or similar agreement, and do not encroach on any other property or any easement that may burden the Parent Property, in each case in a way that would reasonably be likely to result in a Parent Material Adverse Effect.

(h) As of the date hereof, neither Parent nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Parent Properties, except for any such rezoning proceedings that have been initiated in connection with the development or redevelopment of any of the Parent Properties, or (ii) any Laws including any zoning regulation or ordinance, building, fire, health or similar Law, code, ordinance, order or regulation has been violated for any Parent Property, which in the case of clauses (i) and (ii) above, would reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as set forth on Section 4.14(h) of the Parent Disclosure Letter, there are no material unrestored casualties to any Parent Property or any part thereof. The physical condition of the Parent Property is sufficient to permit the continued conduct of the business as presently conducted subject to the provision of usual and customary maintenance and repair performed in the ordinary course of business, consistent with past practice.

(i) Section 4.14(i) of the Parent Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all of the leases, subleases and licenses entitling Parent or any Parent Subsidiary to the use or occupancy of each of the Leased Parent Properties (the “Parent Real Property Leases”). Parent has made available to the Company copies of each Parent Real Property Lease and all amendments or other modifications thereto, which copies are correct and complete. To the Knowledge of Parent, as of the date hereof, each Parent Real Property Lease is in full force and effect and neither Parent nor any Parent Subsidiary has received a written notice that it is in default under any Parent Real Property Lease which remains uncured. Neither Parent nor any Parent Subsidiary is and, to the Knowledge of Parent, no other party is in breach or violation of, or default under, any Parent Real Property Lease in any material respect. No event has occurred which would result in a material breach or violation of, or a default under, any Parent Real Property Lease by Parent or any Parent Subsidiary or, to the Knowledge of Parent, any other person thereto (in each case, with or without notice or lapse of time or both). Each Parent Real Property Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Parent or the applicable Parent Subsidiary and, to the Knowledge of Parent, with respect to the other parties thereto. Except as set forth on Section 4.14(i) of the Parent Disclosure Letter, to the Knowledge of Parent, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than Parent or a Parent Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Parent Real Property Lease.

(j) Section 4.14(j) of the Parent Disclosure Letter lists (i) each Parent Property that is under development as of the date hereof (other than normal repair and maintenance) and describes the status of such development as of the date hereof or (ii) each Parent Property that is subject to a binding agreement for development or commencement of construction by Parent or a Parent Subsidiary, as of the date hereof, in each case other than those pertaining to customary capital repairs, replacements and other similar correction or deferred maintenance items in the ordinary course of business.

(k) As of the date hereof, none of Parent or any Parent Subsidiary has entered into or is a party to any unexpired option agreements, rights of first offer, rights of first negotiation or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of third parties to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any Contract for sale, ground lease or letter of intent to sell or ground lease any Parent Property or any portion thereof. Except as set forth on Section 4.14(k) of the Parent Disclosure Letter, as of the date hereof, none of Parent or any Parent

Subsidiary has entered into or is a party to any unexpired purchase agreements, option agreements, rights of first offer, rights of first negotiation or rights or first refusal with respect to the purchase of any real property, or any Contract for sale, ground lease or letter of intent to purchase or ground lease for any real property.

(l) Except as set forth on Section 4.14(l) of the Parent Disclosure Letter, as of the date hereof, none of Parent or any Parent Subsidiary is a party to any agreement relating to the management of any of the Parent Properties by a party other than Parent or a Parent Subsidiary.

(m) Parent or a Parent Subsidiary has good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy). None of Parent’s or such Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens.

4.15 Intellectual Property. Except as individually or in the aggregate would not reasonably be likely to have a Parent Material Adverse Effect, (a) to the Knowledge of Parent, the conduct of the business of Parent and the Parent Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any third party in the United States, (b) with respect to Intellectual Property owned by or licensed to Parent or any Parent Subsidiary that is necessary for the conduct of the business of Parent and the Parent Subsidiaries, taken as a whole, as currently conducted (“Parent Intellectual Property”), Parent or such Parent Subsidiary has the right to use such Parent Intellectual Property in the operation of its business as currently conducted, (c) all fees and filings required to maintain any registration of any Intellectual Property used by Parent have been paid or timely filed, are current and are not in default or in arrears, (d) to the Knowledge of Parent, no third party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary, and (e) there are no pending or, to the Knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent or any Parent Subsidiary.

4.16 Contracts.

(a) Except for (x) this Agreement, (y) Contracts listed on Section 4.16 of the Parent Disclosure Letter and (z) Contracts filed as exhibits to the Filed Parent SEC Documents, as of the date of this Agreement, none of Parent or the Parent Subsidiaries is a party to or bound by any of the following (each such Contract, a “Parent Material Contract”):

(i) any Contract that would be required to be filed by Parent as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act;

(ii) any Contract containing covenants binding upon Parent or the Parent Subsidiaries that materially restrict the ability of Parent or any of the Parent Subsidiaries (or that, following the consummation of the Merger, would materially restrict the ability of the Surviving Company, the Surviving Partnership or any of their respective Affiliates) to compete in any business or geographic area or with any Person;

(iii) any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(iv) any Contract for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise, any real property, including any Parent Property or any asset that, if purchased by Parent or any Parent Subsidiary, would be a Parent Property;

(v) any Contract that requires Parent or any Parent Subsidiary to dispose of or acquire assets or properties (other than any real property) that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $1,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vi) any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which Parent or any Parent Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (other than in Parent or any Parent Subsidiary) in excess of $2,000,000;

(vii) any Contract that obligates Parent or any Parent Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $1,000,000 and is not cancelable within ninety (90) days without material penalty to Parent or any Parent Subsidiary

(b) As of the date hereof, each of the Parent Material Contracts is valid, binding and enforceable on Parent or the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, each other party thereto and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not be material to Parent and any Parent Subsidiary. As of the date hereof, each of Parent and the Parent Subsidiaries has complied in all material respects with the terms and conditions of Parent Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice of any violation or default under any Parent Material Contract, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company, prior to the execution of this Agreement, true and complete copies of all of the Parent Material Contracts.

4.17 Insurance. Parent and the Parent Subsidiaries have policies of insurance covering Parent, the Parent Subsidiaries and their respective properties and assets, in such amounts and with respect to such risks and losses, which Parent believes are adequate for the operation of its business and the protection of its assets. All such insurance policies of Parent and each Parent Subsidiary are in full force and effect, all premiums due and payable through the date hereof under all such policies have been paid, and Parent and each Parent Subsidiary are otherwise in compliance in all respects with the terms of such policies, except for such failures to be in full force and effect, to pay any premiums, or to be in compliance that would not reasonably be likely to have a Parent Material Adverse Effect. As of the date hereof, no outstanding written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

4.18 Interested Party Transactions. Except as set forth on Section 4.18 of the Parent Disclosure Letter, none of Parent or any Parent Subsidiary, on the one hand, is a party to any transaction or Contract with any Affiliate, stockholder that beneficially owns 5% or more of the Parent Common Stock, or director or executive officer of Parent or any Parent Subsidiary, on the other hand, and no event has occurred since the date of Parent’s last proxy statement to its stockholders that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC.

4.19 Vote Required. Assuming the accuracy of the representation in the last sentence of Section 3.22, the Parent Stockholder Approval is the only vote of the holders of any class or series of shares of Parent necessary to adopt this Agreement and approve the Merger, the issuance of Parent Common Stock in the Company Merger and the other Transactions. Other than the Parent OP GP Approval, no vote of or consent or approval by the holders of any limited partnership units or general partnership units of Parent OP is necessary to approve this Agreement, the Partnership Merger, the issuance of Parent OP Common Units in the Partnership Merger and the other Transactions.

4.20 Brokers. None of Parent, Parent OP, OP Merger Sub, IRT LP LLC nor any of their respective officers, directors or employees has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions, finder’s fees or other similar fees in connection with the Transactions, except that Parent has employed Deutsche Bank Securities Inc. as its financial advisor, whose fees and expenses will be paid by Parent in accordance with Parent’s agreement with such firm.

4.21 Opinion of Financial Advisor. The Parent Board has received an oral opinion of Deutsche Bank Securities Inc., to be confirmed by a written opinion, dated as of the date of this Agreement, to the effect that, as of such date and based on and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration proposed to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

4.22 Takeover Statutes. None of Parent, Parent OP, OP Merger Sub or any other Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” of the Company as defined in Section 3-601 of the MGCL. No “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law is applicable to this Agreement or the Transactions.

4.23 Financing.

(a) Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of an executed debt commitment letter, dated as of the date hereof (as the same may be amended or replaced in accordance with Section 6.10, the “Commitment Letter”), from Deutsche Bank AG New York Branch, regarding debt funding available to Parent in the amount noted therein for the purpose of funding a portion of the Share Cash Consideration and Unit Cash Consideration and all transaction expenses payable by Parent pursuant hereto (the “Financing”), subject to the terms thereof.

(b) As of the date of this Agreement, the Commitment Letter is in full force and effect and is the valid, binding and enforceable obligation of Parent and the other parties thereto, subject to the Bankruptcy and Equity Exception. There are no conditions precedent to the funding of the full amount of the Financing, other than as expressly set forth in or contemplated by the Commitment Letter. Subject to obtaining the Financing in accordance with the terms and conditions of the Commitment Letter, as of the date of this Agreement, the available funds referenced in the Commitment Letter together with other financial resources of Parent, including cash on hand of Parent on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of any amounts required to be paid by Parent pursuant to Article II and of all fees and expenses required to be paid by Parent and reasonably expected to be incurred in connection herewith. Parent has fully paid all fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter, if any. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or, to the Knowledge of Parent, any other parties thereto, under the Commitment Letter. As of the date of this Agreement, Parent is not aware of any fact, occurrence or condition that makes any of the assumptions or statements set forth in the Commitment Letter inaccurate in any material respect.

4.24 Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

4.25 Hart-Scott-Rodino Antitrust Improvements Act. In reliance upon, and subject to the accuracy of the representations and warranties provided in Section 3.25, the Transactions are exempt from any requirement to make any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the implementing regulations thereto, 16 C.F.R. parts 801-803, because (a) the Company is a REIT and (b) the Parent Board has determined that the aggregate fair market value of the non-exempt assets of Parent and the entities controlled by the Company is less than $76.3 million.

4.26 No Other Representations and Warranties. Parent, Parent OP, OP Merger Sub and IRT LP LLC each acknowledges and agrees that, except for the representations and warranties contained in Article III, (a) neither the Company nor the Company OP makes, or has made, and Parent, Parent OP, OP Merger Sub and IRT LP LLC have not relied upon, any representation or warranty, whether express or implied, relating to itself or its business,

affairs, assets, liabilities, financial condition, results of operations or otherwise in connection with the Merger, (b) no Person has been authorized by the Company or the Company OP to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent, Parent OP, OP Merger Sub and IRT LP LLC as having been authorized by such party and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Parent OP, OP Merger Sub, IRT LP LLC or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01 Conduct of Business by the Company. Except for matters set forth in Section 5.01 of the Company Disclosure Letter, otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and employees, keep and preserve its present relationships with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (iii) preserve the Company’s status as a REIT within the meaning of the Code. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.01, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions (1) to the extent set forth in, and in accordance with, Section 6.13, or (2) by a direct or indirect wholly owned Subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except (x) pursuant to the forfeiture of Company Restricted Stock or the acquisition or withholding by the Company of shares of the Company Common Stock in settlement of Tax withholding obligations relating to Company Restricted Stock, (y) from holders of Company Restricted Stock in full or partial payment of any applicable Taxes payable by such holder upon the lapse of restrictions on such restricted stock, or (z) upon redemption or exchange of Company OP Units in accordance with the limited partnership agreement of Company OP). Notwithstanding the foregoing, the Company shall be permitted to make distributions reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid the imposition of corporate level or excise Tax under the Code or other applicable Tax Law;

(b) issue, sell, pledge or grant (or enter into an agreement to issue, sell, pledge or grant): (i) any shares of Company Capital Stock (or capital stock of any Company Subsidiary), including any Company Restricted Stock, (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any Company Capital Stock (or capital stock of any Company Subsidiary), Voting Company Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (x) the issuance of 110,639 shares of Company Restricted Stock authorized prior to the date hereof, or issuance of Company Restricted Stock in accordance with Section 5.01(e), and (y) issuances upon redemption or exchange of Company OP Units in accordance with the limited partnership agreement of Company OP);

(c) amend the Company Articles, the Company Bylaws, the Company OP Limited Partnership Agreement or other comparable formation or organizational documents of any Company Subsidiary;

(d) acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets, except for (i) acquisitions of personal property at a total cost of less than $1,000,000 in the aggregate, (ii) acquisitions by the Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary or (iii) acquisitions in accordance with the 2015 Capital Expenditures schedule attached to Schedule 5.01(m) of the Company Disclosure Letter;

(e) (i) grant to any executive officer, director or employee of the Company or any Company Subsidiary an increase in compensation except in accordance with Schedule 5.01(e), (ii) grant to any current or former executive officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, (iii) enter into any severance or termination agreement with any executive officer or director or (iv) take any action to accelerate any rights or benefits under any Company Benefit Plan, other than as required pursuant to the terms of any Company Benefit Plan or in the ordinary course of business consistent with past practice; provided that the foregoing clauses (i), (ii), (iii) and (iv) shall not restrict the Company or any of the Company Subsidiaries from (A) entering into or making available to newly hired non-executive employees or to non-executive employees, in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, benefits and compensation arrangements that have a value that is consistent with the past practice of the Company in providing compensation and benefits available to newly hired or promoted employees in similar positions and (B) granting annual salary increases and cash incentive awards, with any such awards to any given individual not to exceed $10,000 and with all such awards, in the aggregate, not to exceed $50,000; provided, further, however, that neither the Company nor any Company Subsidiary shall be allowed to grant any shares of Company Capital Stock, including any Company Restricted Stock, or take any action restricted by Section 5.01(a) other than the issuance of 110,639 shares of Company Restricted Stock to those individuals identified on Schedule 5.01(e) and with the allocation of such shares among such individuals as specified on Schedule 5.01(e); provided, however, that nothing in this Section 5.01 shall limit the right of the Company and each of the Company Subsidiaries to terminate the employment of all of its employees no later than immediately prior to the Partnership Merger Effective Time;

(f) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP;

(g) sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets, except for (i) tenant leases entered into in the ordinary course of business consistent with past practice, (ii) Liens on property and assets in the ordinary course of business consistent with past practice and that would not be material to any Company Property or any assets of the Company or any Company Subsidiary, (iii) Company Permitted Liens, (iv) property or assets with a value of less than $500,000 in the aggregate, and (v) in connection with the incurrence of indebtedness permitted by Section 5.01(h);

(h) (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person, except for (1) advances of credit incurred under the Company’s existing credit facilities, (2) short-term borrowings incurred in the ordinary course of business, (3) indebtedness solely involving the Company or any of its direct or indirect wholly owned Subsidiaries, and (4) refinancings of existing or maturing indebtedness, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) to any direct or indirect wholly owned Subsidiary of the

Company (y) advances to employees in respect of travel or other related ordinary expenses and (z) advancement of expenses to officers and directors in accordance with the Company Articles, Company Bylaws, the Company OP Limited Partnership Agreement and any indemnification agreements to which the Company or the Company OP is a party, in the case of (x) and (y) above, in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 6.09, (A) pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate or (B) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of the Company and the Company Subsidiaries taken as a whole;

(j) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights with a value in excess of $500,000;

(k) enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any Company Material Contract or any Contract that would have been deemed to be a Company Material Contract if entered into prior to the date hereof, other than (i) any expiration or renewal in accordance with the terms of any existing Company Material Contract that occur automatically without any action by the Company or any Company Subsidiary, (ii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the Transactions; provided that any such modification, amendment, waiver or consent does not increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary, Parent or any Parent Subsidiary, or (iii) as may be reasonably necessary to comply with the express terms of this Agreement;

(l) establish, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Company Subsidiary;

(m) authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to the Company Properties other than (i) Capital Expenditures not exceeding $250,000 per individual expenditure, (ii) Capital Expenditures made in connection with any existing casualty or condemnation or new casualty or condemnation, (iii) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Company Properties and as reasonably determined by the Company to be necessary to keep the Company Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Company Properties as is necessary in the event of an emergency situation and (iv) Capital Expenditures in accordance with the 2015 Capital Expenditures schedule attached to Schedule 5.01(m) of the Company Disclosure Letter;

(n) make, change or revoke any material Tax election or settle or compromise any material U.S. federal, state, local or foreign income Tax liability, unless such election, settlement or compromise is required by Law or necessary (i) to preserve the status of the Company as a REIT under the Code, or (ii) to qualify or preserve the status of any Company Subsidiary as a partnership or disregarded entity or as a “qualified REIT subsidiary” or a “taxable REIT subsidiary,” as the case may be, for U.S. federal income Tax purposes;

(o) enter into any Contract that would limit or otherwise restrict (or purport to do so) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(p) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any Company Subsidiary (other than the Merger);

(q) enter into any joint venture or partnership or other similar Contract with any third party that is not a wholly owned Company Subsidiary;

(r) enter into any new line of business;

(s) permit existing insurance policies of the Company or the Company Subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

(t) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

5.02 Conduct of Business by Parent, Parent OP, OP Merger Sub and IRT LP LLC. Except for matters set forth in Section 5.02 of the Parent Disclosure Letter, otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, Parent shall, and shall cause Parent OP, OP Merger Sub, IRT LP LLC and each Parent Subsidiary to, conduct its respective business in the ordinary course consistent with past practice and, to the extent consistent therewith, use commercially reasonable efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact its current business organization, keep available the services of its current officers and external manager, keep and preserve its present relationships with tenants, joint venture partners or co-venturers, suppliers, licensors, licensees, distributors and others having material business dealings with it, and (iii) preserve Parent’s status as a REIT within the meaning of the Code. In addition, and without limiting the generality of the foregoing, except for matters set forth in Schedule 5.02, or as otherwise contemplated by this Agreement or required by Law, from the date of this Agreement until the Effective Time, Parent shall not, and shall not permit Parent OP, OP Merger Sub, IRT LP LLC or any Parent Subsidiary to, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that in the event that Parent submits to the Company a written request for the Company’s consent to take an action set forth in Sections 5.02(c), (e), (f), (h), (j), (k) or (n) below, the Company will use its commercially reasonable efforts to evaluate such request and respond to Parent within ten (10) days following receipt of such request; provided, further, that in the event the Company fails to respond to such request within such ten (10) day period, then the Company shall be deemed to have given the prior written consent of the Company pursuant to this Section 5.02 with respect to the actions in such request:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, other than dividends and distributions (1) to the extent set forth in and in accordance with Section 6.13, or (2) by a direct or indirect wholly owned Subsidiary of Parent to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any Parent Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except (x) from holders of options to purchase Parent Capital Stock in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise of such, (y) from holders of restricted stock of Parent in full or partial payment of any applicable Taxes payable by such holder upon the lapse of restrictions on such restricted stock, or (z) upon redemption or exchange of Parent OP Common Units in accordance with the limited partnership agreement of Parent OP). Notwithstanding the foregoing, Parent shall be permitted to make distributions reasonably necessary for Parent to maintain its status as a REIT under the Code and avoid the imposition of corporate level or excise Tax under the Code or other applicable Tax Law;

(b) amend the charter, bylaws or other organizational documents of Parent, Parent OP or any Parent Subsidiaries, other than as required (i) by Law, (ii) by any Financing Source, or (iii) in connection with any holder of Parent OP Common Units converting such Parent OP Common Units into Parent Common Stock;

(c) acquire or agree to acquire (including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), any business or any corporation, partnership, joint venture, association or other business organization or division thereof, real property, personal property or assets, except for (i) acquisitions of personal property at a total cost of less than $1,000,000 in the aggregate, (ii) acquisitions by Parent or any wholly owned Parent Subsidiary of or from an existing wholly owned Parent Subsidiary or (iii) issuances by Parent OP of units of limited partnership interest in the acquisition of assets from an unaffiliated third party in an arm’s length transaction;

(d) (i) grant to Independence Realty Advisors, LLC any increase in advisory fees or incentive fees, (ii) take any action that could result in a termination of Parent’s advisory agreement with the Parent Advisor, (iii) enter into any severance or termination agreement with any executive officer or director, (iv) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Parent Benefit Plan or (v) take any action to accelerate any rights or benefits under any Parent Benefit Plan, other than, in the case of the foregoing clauses (i), (ii), (iii), (iv) and (v), (1) in the ordinary course of business, (2) as required pursuant to the terms of any Parent Benefit Plan, or (3) as otherwise expressly permitted by this Agreement or required by applicable Law; provided that the foregoing clauses (i), (ii), (iii), (iv) and (v) shall not restrict the Parent or any of the Parent Subsidiaries from granting annual compensation increases and incentive awards to any director of Parent in the ordinary course of business;

(e) sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets, except for (i) tenant leases entered into in the ordinary course of business consistent with past practice, (ii) Liens on property and assets in the ordinary course of business consistent with past practice and that would not be material to any Parent Property or any assets of Parent or any Parent Subsidiary, (iii) Parent Permitted Liens, (iv) property or assets with a value of less than $500,000 in the aggregate, (v) in connection with the incurrence of indebtedness permitted by Section 5.02(f), and (vi) in connection with obtaining the Necessary Financing;

(f) (i) incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person, except for (1) advances of credit incurred under Parent’s existing credit facilities, (2) short-term borrowings incurred in the ordinary course of business, (3) indebtedness solely involving Parent or any of its direct or indirect wholly owned Subsidiaries, and (4) refinancings of existing or maturing indebtedness, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent or any Parent Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than (x) to any direct or indirect wholly owned Subsidiary of Parent (y) advances to employees in respect of travel or other related ordinary expenses and (z) advancement of expenses to officers and directors in accordance with the Parent Bylaws, the Parent OP Limited Partnership Agreement and any indemnification agreements to which Parent or the Parent OP is a party, in the case of (x) and (y) above, in the ordinary course of business consistent with past practice; provided that nothing herein shall restrict in any way the ability of Parent and the Parent Subsidiaries to obtain the Necessary Financing;

(g) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent or any Parent Subsidiary, except insofar as may have been required by a change in GAAP;

(h) (A) pay, discharge, settle or satisfy any material action, litigation, claim or arbitration where the amount paid out-of-pocket net of insurance proceeds in settlement or compromise exceeds $500,000 individually or $1,000,000 in the aggregate (B) enter into any consent decree, injunction or similar restraint or form of equitable relief that would materially restrict the operation of the business of the Parent and the Parent Subsidiaries taken as a whole;

(i) make, change or revoke any material Tax election or settle or compromise any material U.S. federal, state, local or foreign income Tax liability, unless such election, settlement or compromise is required by Law or necessary (i) to preserve the status of Parent as a REIT under the Code, or (ii) to qualify or preserve the status of any Parent Subsidiary as a partnership or disregarded entity or as a “qualified REIT subsidiary” or a “taxable REIT subsidiary,” as the case may be, for U.S. federal income Tax purposes;

(j) enter into or amend, extend or terminate, or waive, release, compromise or assign any rights or claims under any Parent Material Contract or any Contract that would have been deemed to be a Parent Material Contract if entered into prior to the date hereof, other than (i) any expiration or renewal in accordance with the terms of any existing Parent Material Contract that occur automatically without any action by Parent or any Parent Subsidiary, (ii) the entry into any modification or amendment of, or waiver or consent under, any Material Contract that does not materially adversely affect the Parent or any Parent Subsidiary, or (iii) as may be reasonably necessary to comply with the express terms of this Agreement;

(k) authorize, or enter into any commitment for, any new Capital Expenditure relating to the Parent Properties other than (i) Capital Expenditures not exceeding $250,000 per individual expenditure, (ii) Capital Expenditures made in connection with any existing casualty or condemnation or new casualty or condemnation, and (iii) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Parent Properties and as reasonably determined by the Parent to be necessary to keep the Parent Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Parent Properties as is necessary in the event of an emergency situation;

(l) enter into any Contract that would limit or otherwise restrict (or purport to do so) Parent or any of the Parent Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(m) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiary (other than the Merger);

(n) enter into any joint venture or partnership or other similar Contract with any third party that is not a wholly owned Parent Subsidiary; provided that the foregoing shall not restrict Parent OP from issuing units of limited partnership interest in the acquisition of assets from an unaffiliated third party in an arm’s length transaction;

(o) enter into any new line of business;

(p) permit existing insurance policies of the Parent or the Parent Subsidiaries to be cancelled or terminated without replacing such insurance policies with comparable insurance policies, to the extent available on commercially reasonable terms; or

(q) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

5.03 No Solicitation.

(a) Except as permitted by this Section 5.03, from the date hereof until the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize any Representatives of the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.03) or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any

Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal. The Company shall, shall cause the Company Subsidiaries, and shall direct its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted theretofore with respect to any Company Takeover Proposal and request that any such Person promptly return and/or destroy all confidential information concerning the Company and the Company’s Subsidiaries to the extent permitted pursuant to a confidentiality agreement with any such Persons. Notwithstanding anything in this Agreement to the contrary, prior to obtaining Company Stockholder Approval, the Company and its Representatives may, in response to each (if any) Company Takeover Proposal made after the date hereof that does not result from a material breach of this Section 5.03, (y) contact the Person making such Company Takeover Proposal solely to clarify the terms and conditions thereof and (z) if the Company Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably be expected to lead to a Superior Company Proposal, (1) provide access to or furnish information with respect to the Company and the Company Subsidiaries to the Person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement; provided, that the Company will prior to or concurrently with the time such information is provided to such Person provide Parent with all non-public information regarding the Company that has not previously been provided to Parent that is provided to any Person making such Company Takeover Proposal; and (2) conduct, engage or participate in discussions or negotiations with such Person and its Representatives making such Company Takeover Proposal.

For purposes of this Agreement, “Acceptable Confidentiality Agreement” means (y) a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant, or (z) to the extent applicable, a confidentiality agreement entered into prior to the date hereof.

For purposes of this Agreement, “Company Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any Parent Subsidiary) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company and the Company Subsidiaries equal to 20% or more of the Company’s consolidated assets (as determined on a book-value basis) or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) acquisition of 20% or more of the outstanding Company Common Stock, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Company Common Stock, (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (E) combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock involved is 20% or more, in each case, other than the Transactions.

For purposes of this Agreement, “Superior Company Proposal” means any bona fide written Company Takeover Proposal (except that, for purposes of this definition, the references in the definition of “Company Takeover Proposal” to “20%” shall be replaced by “50%”) that was not the result of a material breach by the Company of this Section 5.03 and that the Company Board has determined in good faith, after consulting with the Company’s outside legal counsel and independent financial advisors, is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) than the Transactions (including any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) taking into account all reasonably available legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the likelihood of consummation of such Company Takeover Proposal) that the Company Board deems relevant.

(b) Except as expressly permitted by this Section 5.03(b), neither the Company Board nor any committee thereof shall (i) (A) fail to recommend to its stockholders that the Company Stockholder Approval be given or fail to include the Company Board’s recommendation of the Agreement, the Merger and the other Transactions in the Joint Proxy Statement, (B) change, modify, withhold, or withdraw, or publicly propose to change, qualify, withhold, withdraw of modify, in a manner adverse to Parent or Parent OP, the approval of this Agreement, the Merger or any of the other Transactions, (C) take any formal action or make any recommendation or public statement or other disclosure in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) under the Exchange Act, (D) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company any Company Takeover Proposal or agree to take any such action, or (E) fail to publicly recommend against any Company Takeover Proposal within five (5) Business Days of the request of Parent and/or fail to reaffirm the Company Board’s recommendation of the Agreement, the Merger and the other Transactions within five (5) Business Days of the request of Parent, or such fewer number of days as remains prior to the Company Stockholder Meeting (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”), or resolve or agree to take any such action. Notwithstanding anything in this Agreement to the contrary, prior to obtaining Company Stockholder Approval, but not after, the Company Board may (I) effect an Adverse Recommendation Change if (a)(1) a material development or change in circumstances occurs or arises after the date of this Agreement that was not known by the Company Board as of the date of this Agreement (such material development or change in circumstances being referred to herein as an “Intervening Event”), and (2) the Company Board shall have determined, after consultation with independent financial advisors and outside legal counsel, that, in light of such Intervening Event, failure to take such action would be inconsistent with the directors’ duties under applicable Law, or (b) the Company receives a Company Takeover Proposal that was not the result of a breach by the Company of this Section 5.03 in any material respect and that the Company Board determines, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Company Proposal, and (II) enter into an Alternative Acquisition Agreement with respect to a Company Takeover Proposal and concurrently cause the Company to terminate this Agreement pursuant to Section 8.01, if and only if, the Company receives a Company Takeover Proposal that was not the result of a breach by the Company of this Section 5.03 in any material respect and that the Company Board determines, after consultation with independent financial advisors and outside legal counsel, constitutes a Superior Company Proposal.

(c) The Company Board shall not be entitled to (i) effect and Adverse Recommendation Change or (ii) terminate this Agreement pursuant to Section 8.01 to enter into an Alternative Acquisition Agreement with respect to a Superior Company Proposal unless: (A) the Company Board shall have determined, after consultation with independent financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ duties under applicable Law; (B) the Company Board shall have provided at least four (4) Business Days’ prior written notice to Parent that it is prepared to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01, which notice shall contain a reasonably detailed description of the basis for the Adverse Recommendation Change or termination, the identity of the Person making the Superior Company Proposal, if applicable, and the material terms and conditions of such Superior Company Proposal, if applicable (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change); (C) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate; and (D) following the end of such notice period, the Company Board shall have considered any proposed revisions to this Agreement proposed by Parent in writing, and shall have determined, after consultation with its independent financial advisors and outside legal counsel, that such Superior Company Proposal would continue to constitute a Superior Company Proposal if such revisions were to be given effect; provided, that in the event of any material change to the material terms of such Superior

Company Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in subclause (B) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

(d) The Company shall, as promptly as practicable (and in any event within twenty-four (24) hours), advise Parent of the receipt of (i) any Company Takeover Proposal or request for information or inquiry that expressly contemplates or that the Company believes could reasonably be expected to lead to a Company Takeover Proposal, (ii) the identity of the Person making the Company Takeover Proposal, request or inquiry, and (iii) the material terms and conditions of such Company Takeover Proposal, request or inquiry. The Company shall keep Parent promptly advised of all material developments (including all changes to the material terms of any Company Takeover Proposal), discussions or negotiations regarding any Company Takeover Proposal and the status of such Company Takeover Proposal. The Company agrees that it and the Company Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a Company Subsidiary from providing any information required to be provided to Parent in accordance with this Section 5.03 within the time periods contemplated hereby.

(e) Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, the Company Board determines, after consultation with outside legal counsel, that the failure so to disclose would be inconsistent with the duties of its members under applicable Law; provided, however, that any disclosure other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an accurate disclosure of factual information to the Company’s stockholders that is required to be made to such stockholders under applicable Law or in satisfaction of the Company Board’s duties or applicable Law, an express rejection of any applicable Company Takeover Proposal or an express reaffirmation of the Company Board’s recommendation of the Agreement, the Merger and the other Transactions shall be deemed to be an Adverse Recommendation Change.

(f) Notwithstanding anything in this Agreement to the contrary, at any time prior to any termination of this Agreement, the Company Board may grant a waiver or release under, or determine not to enforce, any standstill agreement with respect to any class of equity securities of the Company if the Company Board determines that the failure to take such action would be inconsistent with the duties of its members under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01 Preparation of Form S-4 and Joint Proxy Statement; Stockholder Approvals.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting, and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and cause to be filed with the SEC the Form S-4, which will include the Joint Proxy Statement as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger unless this Agreement is terminated pursuant to Section 8.01. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock or other equity interests to the other and provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement and shall provide to their and each other’s counsel such representations as are reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action reasonably required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, either the Form S-4 or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify Parent or the Company, as applicable, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a). For purposes of Section 3.06, Section 4.06 and this Section 6.01, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

(c) Unless and until this Agreement is terminated, as promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to notice of, and to vote at, the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.03(b) or effected a termination pursuant to Section 8.01. Notwithstanding the foregoing provisions of this Section 6.01(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than three (3) Business Days prior to the End Date. Notwithstanding any Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Company Takeover Proposal (whether or not a Superior Company Proposal).

(d) As promptly as practicable following the date of this Agreement, Parent shall (through the Parent Board, as appropriate), in accordance with applicable Law and the Parent Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to notice of, and to vote at, the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval. Notwithstanding the foregoing provisions of this Section 6.01(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting; provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than three (3) Business Days prior to the End Date.

(e) Unless and until this Agreement is terminated, the Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

(f) Parent and Parent OP shall cause all shares of Company Common Stock owned by Parent, Parent OP or any of their respective Affiliates to be voted in favor of the adoption of this Agreement and the approval of the Merger and the other Transactions.

6.02 Access to Information; Confidentiality. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to applicable Law, and upon reasonable prior written notice, the Company, on the one hand, and Parent, on the other hand, shall, and each shall cause each of their respective Subsidiaries to, afford to the other parties and to the other parties’ respective Representatives reasonable access during normal business hours to all of their and their respective Subsidiaries’ properties, offices, personnel and books and records and, during such period, the Company, on the one hand, and Parent, on the other hand, shall, and each shall cause each of their respective Subsidiaries to, furnish promptly to the other parties all financial, operating and other data and information concerning its business, properties and personnel as each may reasonably request; provided, however, that any such access shall not interfere unreasonably with the business or operations of the party granting access or otherwise result in any unreasonable interference with the prompt and timely discharge by such party’s employees of their normal duties. Neither the Company, nor Parent, nor any of their respective Subsidiaries shall be required to (i) provide access to or to disclose information where such access or disclosure would reasonably be expected to jeopardize the attorney-client, attorney work product or other legal privilege of the disclosing party (provided that the disclosing party shall use its reasonable best efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client, attorney work product or other legal privilege) or contravene any Law, legal duty or binding agreement entered into prior to the date of this Agreement (provided that the disclosing party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law, legal duty or agreement) or (ii) provide access to or to disclose such portions of documents or information relating to pricing or other matters that are highly sensitive where such access or disclosure is reasonably likely to result in antitrust difficulties for the disclosing party or any of its Affiliates. No investigation under this Section 6.02 or otherwise shall affect any of the representations and warranties of the Company and the Company OP, on the one hand, or of Parent, Parent OP, OP Merger Sub and IRT LP LLC, on the other hand, contained in this Agreement or any condition to the obligations of the parties under this Agreement. All information exchanged pursuant to this Section 6.02 shall be subject to the non-disclosure agreement, dated as of November 5, 2014, between the Company and Parent (or one of its upstream Affiliates) (the “Confidentiality Agreement”).

6.03 Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) obtaining all necessary actions or non-actions, waivers, Consents and qualifications from Governmental Entities and making all necessary registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Governmental Entity; (ii) obtaining all necessary Consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; (iii) defending any lawsuit or other Legal Proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional documents or instruments necessary to consummate the Transactions and to carry out this Agreement.

(b) The parties shall reasonably cooperate with each other in connection with the making of all such filings, including furnishing to the others such information and assistance as a party may reasonably request in connection with its preparation of any filing or submission that is necessary or allowable under applicable competition or other Law or requested by any competition authorities. The parties shall use their respective reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Law (including all information required to be included in the Company’s disclosure documents) in connection with the Transactions. To the extent permitted by applicable Law or any relevant Governmental Entity, and subject to all applicable privileges, including the attorney-client privilege, each party hereto shall (i) give the other parties hereto prompt notice upon obtaining knowledge of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions, (ii) keep the other parties hereto informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding and (iii) promptly inform the other parties hereto of any material communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice, any foreign competition authority or any other Governmental Entity regarding the Merger or any of the other Transactions. The parties hereto will consult and reasonably cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto, including reasonable access to any materials submitted in connection with any proceedings under or relating to any other applicable federal, state or foreign competition, merger control, antitrust or similar Law, including any proceeding under 16 C.F.R. § 803.20.

(c) Any party may, as it reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other parties under this Section 6.03 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of such materials. In addition, except as may be prohibited by any Governmental Entity or by any Law, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or telephone conference of which such party shall have advance notice (other than telephone conversations to the extent they relate to administrative matters) with representatives of any Governmental Entity relating to any such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or proceeding.

(d) In furtherance and not in limitation of the foregoing, subject to the terms and conditions of this Agreement, each of the parties hereto shall respond to and seek to resolve as promptly as reasonably practicable any objection asserted by any Governmental Entity with respect to the Transactions, and shall use its reasonable best efforts to defend any action, suit, dispute, litigation, proceeding, hearing, arbitration or claim by or before any Governmental Entity, whether judicial or administrative, whether brought by private parties or Governmental Entities or officials, challenging this Agreement or the consummation of the Transactions. Each of the parties hereto shall use its reasonable best efforts to take such action as is reasonably necessary to ensure that no Governmental Entity enters any order, decision, Judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger or the other Transactions, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date. In the event that any action is threatened or instituted challenging the Merger as violative of any Law, each of the parties hereto shall use its reasonable best efforts to take such action as is reasonably necessary to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, each of the parties hereto shall use its reasonable best efforts to take promptly such steps as are reasonably necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date and shall cooperate with one another in connection with all proceedings related to the foregoing. The actions required hereunder shall include, without limitation, the proposal, negotiation and acceptance by the Company or Parent prior to the End Date of (i) any and all divestitures of the businesses or assets of it or its Subsidiaries or its Affiliates, (ii) any agreement to hold any assets of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries separate, (iii) any limitation to or modification of any of the businesses, services or operations of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries, and (iv) any other action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the businesses, assets, properties or services of Parent or any of the Parent Subsidiaries or of the Company or any of the Company Subsidiaries), in each case as may be required by any applicable Governmental Entity in order to obtain approval for the Transactions; provided, however, that no party hereto shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any order, requirement, condition, understanding or agreement of or with a Governmental Entity to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, or otherwise change their assets or businesses, unless such order, requirement, condition, understanding or agreement is conditioned upon the occurrence of the Closing.

(e) In connection with and without limiting the foregoing, the Company, the Company OP and the Company Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Company Voting Agreements, the Partnership Merger, the Company Merger or any of the other Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Company Voting Agreements, the Partnership Merger, the Company Merger or any of the other Transactions, take all action necessary to ensure that the Partnership Merger, the Company Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Company Voting Agreements and otherwise to minimize the effect of such statute or regulation on the Partnership Merger, the Company Merger and the other Transactions.

(f) In connection with and without limiting the foregoing, Parent, the Parent OP, OP Merger Sub, IRT LP LLC and the Parent Board shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Parent Voting Agreements, the Partnership Merger, the Company Merger or any of the other Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, the Parent Voting Agreements, the Partnership Merger, the Company Merger or any of the other Transactions, take all action necessary to ensure that the Partnership Merger, the Company Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Parent Voting Agreements and otherwise to minimize the effect of such statute or regulation on the Partnership Merger, the Company Merger and the other Transactions.

(g) Each of the Company and the Company OP, on the one hand, and Parent and Parent OP, on the other hand, shall, to the extent permitted by applicable Law and any relevant Governmental Entity and subject to all privileges (including the attorney-client privilege), promptly (and in any event within two (2) Business Days) notify the other party in writing of:

(i) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions;

(ii) any action, suit, claim, investigation or proceeding commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company, the Company OP or any of the Company Subsidiaries or Parent or any of the Parent Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of the representations and warranties contained herein, or that relates to the consummation of the Transactions;

(iii) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be likely to cause the conditions set forth in Article VII not to be satisfied;

(iv) any notice or other communication from any Governmental Entity in connection with the Merger;

(v) in the case of the Company, any Event which, either individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect or would reasonably be likely to materially impair or delay the ability of the Company or the Company OP to consummate the Merger;

(vi) in the case of Parent, any Event which, either individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect or would reasonably be likely to materially impair or delay the ability of Parent or Parent OP to consummate the Merger; and

(vii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.04 Employment of Company Personnel; Benefit Plans.

(a) Immediately prior to the Partnership Merger Effective Time, the Company and the Company Subsidiaries shall terminate the employment of all of their employees, with such termination in accordance with all applicable Laws, including federal and state “WARN” Act statutes. Parent shall have no obligation to offer to employ, or to employ, any such employees.

(b) Parent shall be responsible for perpetuating the group health plan continuation coverages pursuant to Code section 4980B and ERISA sections 601 through 609 for all employees who were employed by the Company or any Company Subsidiary and their spouses and dependents who are M&A qualified beneficiaries with respect to the Transactions contemplated by this Agreement or whose qualifying event occurs on or after Closing.

(c) Parent shall, or shall cause the Surviving Company to, assume and honor the obligations of the Company and the Company Subsidiaries under each Company Benefit Plan, in accordance with their terms, subject to the right to make amendments or modifications to the extent permitted by such terms. Parent hereby acknowledges that (i) the Merger will constitute a “Change in Control” (or concept of similar import) under the Company Benefit Plans and (ii) as a result of the Merger, the individuals identified in Schedule 6.04(b) will be deemed to have experienced a “Good Reason” event (or concept of similar import), as applicable, for all purposes under the Company Benefit Plans.

(d) Nothing in this Agreement, express or implied, shall (i) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Company or any Subsidiary of the Surviving Company or the Surviving Partnership or any Subsidiary of the Surviving Partnership) to amend, modify or terminate any of the Company Benefit Plans or any other benefit or employment plan, program, agreement or arrangement after the Effective Time, or (ii) confer upon any current or former employee or other service provider of the Company or the Company Subsidiaries, any right to employment or continued employment or continued service with the Parent or any of its Affiliates or constitute or create an employment or agreement with, or modify the at-will status of, any employee or other service provider.

6.05 Indemnification.

(a) Parent and Parent OP agree that all rights to indemnification, exculpation and advancement of expenses from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions) in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in the Company Articles, the Company Bylaws, the Company OP Limited Partnership Agreement and the respective comparable organizational documents of the Company Subsidiaries, and any indemnification or other agreements of the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving Company or the Surviving Partnership, as applicable, in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions (and until such later date as such claims and proceedings arising therefrom shall be finally disposed of), and from and after the Effective Time Parent shall ensure that the Surviving Company and Surviving Partnership comply with and honor the foregoing obligations.

(b) Parent shall cause to be maintained for a period of not less than six (6) years from the Effective Time (and until such later time as any proceedings commenced during such period shall be finally disposed of) the directors’ and officers’ insurance and indemnification policies of the Company and the Company OP in effect on the date hereof (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable to the Indemnified Parties) with respect to events occurring at or prior to the Effective Time (the “D&O Insurance”) for all Persons who are currently covered by such D&O Insurance, so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the date of this Agreement (such 250% amount, the “Maximum Premium”); provided that (i) if the annual premiums for such D&O Insurance exceed the Maximum Premium, Parent shall maintain the most favorable policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium and (ii) Parent may satisfy their obligations under this Section 6.05(b) by causing the Company and the Company OP, as applicable, to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s expense, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 6.05(b). Notwithstanding the foregoing, if the Company or the Company OP in its sole discretion elects, by giving written notice to Parent at least two (2) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company or the Company OP, as applicable, shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage to have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s or the Company OP’s, as applicable, existing directors’ and officers’ liability policy, and in all other respects to be comparable to such existing coverage).

(c) From and after the Effective Time, to the fullest extent permitted by Law, Parent shall and shall cause the Surviving Company and any Subsidiaries of the Surviving Company, including the Surviving Partnership, to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company, the Company OP or any Company Subsidiary and any employee of the Company, the Company OP or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including reasonable attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred (payable monthly upon written request, which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company, the Company OP or any Company Subsidiary, including in respect of this Agreement, the Merger and the other Transactions, or as a fiduciary under any Company Benefit Plan. If any action, suit, proceeding or investigation is brought against any Indemnified Party in which indemnification or advancement of expenses could be sought by such Indemnified Party under this Section 6.05(c), the Surviving Company or the Surviving Partnership shall have the right to control the defense thereof after the Effective Time; provided, however, that neither the Surviving Company nor the Surviving Partnership shall settle or compromise or consent to the entry of any judgment or otherwise terminate any claim, action, suit, proceeding or investigation of an Indemnified Party for which indemnification may be sought under this Section 6.05(c) unless such settlement, compromise, consent or termination includes an unconditional release of such Person from all liability arising out of such claim, action, suit, proceeding or investigation or such Person otherwise consents.

(d) This Section 6.05 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e) In the event that Parent, the Surviving Company or the Surviving Partnership or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves or dissolves the Surviving Company or the Surviving Partnership is dissolved then, and in each such case, Parent shall cause the successors and assigns of Parent, the Surviving Company or the Surviving Partnership, as applicable, to assume the obligations of Parent, the Surviving Company or the Surviving Partnership, as applicable, set forth in this Section 6.05.

(f) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity, advancement and other obligations provided in this Section 6.05; provided, however, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not legally entitled to indemnification under Law.

6.06 Rule 16b-3 Matters. Prior to the Partnership Merger Effective Time, the Company and Parent shall, as applicable, take all actions, if any, as may be reasonably necessary or appropriate to ensure that any dispositions of Company Common Stock or acquisitions of Parent Common Stock, or dispositions of Company OP Units or acquisitions of Parent OP Common Units (including in each case any derivative securities thereof) pursuant to the Transactions by any individual who is subject to Section 16 of the Exchange Act with respect to the Company or the Company OP are exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 6.06.

6.07 Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Merger shall be in the form heretofore agreed upon by the parties hereto. Except in connection with an Adverse Recommendation Change, so long as this Agreement is in effect, Parent or Parent OP, on the one hand, and the Company and the Company OP, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or obligations pursuant to the listing rules of any national securities exchange.

6.08 Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, the Surviving Company shall pay or cause to be paid all Transfer Taxes.

6.09 Stockholder Litigation. The Company shall give prompt notice to Parent of and keep Parent reasonably informed on a current basis with respect to, and Parent shall give prompt notice to the Company of and keep the Company reasonably informed on a current basis with respect to, any claim, action, suit, charge, demand, inquiry, subpoena, proceeding, arbitration, mediation or other investigation commenced or, to such party’s Knowledge, threatened against, relating to or involving such party or the Company OP or Parent OP, respectively, which relate to this Agreement, the Merger or the other Transactions. The Company shall give Parent the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any stockholder litigation (including arbitration proceedings) against the Company, the Company OP or any Company Subsidiary and/or any of their respective directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in (but not control), subject to a customary joint defense agreement, the defense and settlement of any stockholder litigation (including arbitration proceedings) against Parent, Parent OP or any Parent Subsidiary and/or any of their respective directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.10 Financing.

(a) Parent, with the cooperation of the Company as provided in Section 6.10(c), shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) maintain in effect, from the date hereof through the earlier of the Closing and the termination of this Agreement, the availability to Parent of the Financing and the effectiveness of the Commitment Letter, (ii) to obtain and consummate the Financing on terms and conditions substantially similar to the Commitment Letter, and (iii) to obtain and consummate any Alternative Financing (as defined below). Parent shall give the Company prompt notice after becoming aware of any material breach or default (or any event or circumstance that would reasonably be expected to result in a breach or default) of any party’s obligations under the Commitment Letter. If, notwithstanding the use by Parent of its reasonable best efforts (with the cooperation of the Company as provided in Section 6.10(c)) to consummate the Financing, any portion of the Financing does not become available in the manner or from the sources contemplated in the Commitment Letter and such portion is reasonably required in order for Parent to satisfy all of Parent’s obligations under this Agreement, including the payment of any amounts required to be paid by Parent pursuant to Article II and of all fees and expenses required to be paid by Parent and reasonably expected to be incurred in connection herewith (the “Necessary Financing”), Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions reasonably acceptable to Parent in an amount such that the aggregate funds together with other financial resources of Parent, including any remaining portion of the Financing and any other cash on hand, will be sufficient to obtain the Necessary Financing and consummate the Transactions (the “Alternate Financing”), and Parent shall provide a true, correct and complete copy of the documents relating to Alternative Financing to the Company.

(b) Notwithstanding anything to the contrary in this Section 6.10, the provisions of Section 6.10 shall not limit in any manner the ability of the Company or Parent to terminate this Agreement in accordance with Section 8.01(b)(i) or Section 8.01(b)(ii) or the Company to terminate this Agreement in accordance with Section 8.01(k), in each case as a result of a Financing Failure, and the sole remedy for any such termination described in Section 8.03(b)(iv) shall be the payment by Parent of the Parent Termination Fee.

(c) Prior to the Closing, the Company agrees to provide, and shall cause the Company Subsidiaries and its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives to provide, all cooperation in connection with the arrangement of the Financing contemplated by the Commitment Letter or any Alternative Financing as may be reasonably requested by Parent, which shall include:

(i) timely furnishing Parent and its financing sources with the Required Information;

(ii) participating in, and assisting with, the Marketing Efforts related to the Financing;

(iii) facilitating the pledging of collateral, including taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing;

(iv) with respect to the Designated Loans of the Designated Lenders set forth on Section 7.02(g)(i) of the Parent Disclosure Letter, obtain at the request of Parent amendments to the loan documents applicable to such Designated Loan to permit (A) Parent and its Affiliates to assume such Specified Existing Debt, (B) unrestricted offers, sales, issuances, transfers, conversions, redemptions and repurchases of common equity or preferred equity of Parent and Parent OP, and (C) mergers, consolidations, reorganizations, liquidations and dissolutions of Subsidiaries of the Parent and/or Parent OP into, or with, one or more of their Subsidiaries

(v) with respect to the Designated Loans of the Designated Lenders set forth on Section 7.02(g)(i) of the Parent Disclosure Letter, obtain at the request of Parent amendments to the loan documents applicable to such Designated Loan to permit prepayment of such Designated Loan at any time on or before the End Date with no increase in the prepayment fee or penalty (whether or not labeled as such);

(vi) assisting Parent and its financing sources in obtaining the items required by Sections (xiii) through (xix) of Schedule B to the Commitment Letter (or similar items related to an alternate debt financing);

(vii) requesting customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and liens under the Specified Existing Debt to be extinguished on the Closing Date;

(viii) taking such actions as are reasonably requested by Parent or its financing sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Financing;

(ix) using commercially reasonable efforts to cause its auditors to cooperate with the Financing; and

(x) using its commercially reasonable efforts to ensure that the Financing benefits from the existing lending relationships of the Company and the Company Subsidiaries;

provided that (A) such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries and (B) none of the Company or any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing (other than its own reasonable out-of-pocket costs; provided that Parent shall, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees of one outside counsel) incurred by the Company and the Company Subsidiaries solely and to the extent in connection with the cooperation of the Company and the Company Subsidiaries contemplated by this Section 6.10(c)). The Company will provide, or cause to be provided, to Parent and its financing sources such information as may be necessary so that the Required Information and Marketing Material is complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading. The Company hereby consents to the use of all of its and the Company Subsidiaries’ logos in connection with the Financing. Parent agrees that the execution by the Company or any of the Company Subsidiaries of any documents in connection with the financing for the transactions contemplated by this Agreement will be subject to the consummation of the transactions contemplated hereby at the Closing and such documents will not take effect prior thereto.

6.11 Certain Tax Matters.

(a) Each of Parent and the Company shall use its reasonable best efforts to cause the Company Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers’ certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes, provided, however, that this sentence shall not restrict the right of Parent with respect to elections made with respect to the consideration to be provided in the Company Merger as provided in this Agreement. Neither Parent nor the Company shall take any action, or fail to take any action, other than actions anticipated by his Agreement, that would reasonably be expected to cause the Company Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Provided that the tax opinions referenced in Section 7.02(e) and Section 7.03(e) have been provided, unless there has been a “determination” (within the meaning of Section 1313(a) of the Code) to the contrary, each of Parent, the Company and the Company stockholders shall report the Company Merger as a reorganization within the meaning of Section 368(a) of the Code, with no gain or loss recognized by the Company or any Company stockholder for federal income tax purposes, except with respect to any cash received by or paid to the Company stockholders.

(b) Each of Parent and the Company shall use its reasonable best efforts to cause the Partnership Merger to be treated as an “asset-over” form of merger governed by Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being a continuation of Company OP for federal income tax purposes.

6.12 401(k) Plan. The Company shall take any and all actions necessary to terminate the Company’s 401(k) Plan effective immediately before the Closing. The Company shall provide Parent with evidence that the 401(k) Plan has been terminated (effective no later than immediately before the Closing) pursuant to appropriate resolutions and any other necessary corporate action.

6.13 Pre-Closing Dividends.

(a) From and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, the Company shall not make any dividend or distribution to its stockholders, and the Company OP shall not make any dividend or distribution to its partners, in each case without the prior written consent of Parent in its sole discretion; provided, however, that the written consent of Parent shall not be required for the authorization and payment of (i) distributions required for the Company to maintain its status as a REIT under the Code, (ii) quarterly distributions of up to $0.095 per share of Company Common Stock to the holders thereof for the quarter ending June 30, 2015 and for each quarter thereafter ending prior to the Effective Time and for each partial quarter ending on the Effective Time; provided, however, that the record date of any such dividend must be on or before the date which is ten (10) days prior to the Closing Date, and (iii) a distribution per Company OP Unit in the same amount as a dividend per share of Company Common Stock permitted pursuant to clauses (i) or (ii) above, with the same record and payment dates as such dividends on shares of Company Common Stock. In the event that a distribution with respect to shares of Company Common Stock permitted by this Section 6.13 has (x) a record date prior to the Effective Time and (y) has not been paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution at the time such shares are exchanged pursuant to Article II of this Agreement.

(b) From and after the date of this Agreement and until the earlier of the termination of this Agreement and the Effective Time, Parent shall not make any dividend or distribution to its stockholders, and Parent OP shall not make any dividend or distribution to its partners, in each case without the prior written consent of the Company in its sole discretion; provided, however, that the written consent of the Company shall not be required for the authorization and payment of (i) distributions required for Parent to maintain its status as a REIT under the Code, (ii) monthly distributions of up to $0.06 per share of Parent Common Stock to the holders thereof, including for any partial month ending on the Effective Time, and (iii) monthly distributions of up to $0.06 per Parent OP Common Unit to the holders thereof.

ARTICLE VII

CONDITIONS PRECEDENT

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger and consummate the Transactions is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approvals. The Company shall have obtained the Company Stockholder Approval, and Parent shall have been obtained the Parent Stockholder Approval.

(b) No Injunctions or Restraints. No Judgment issued by any Governmental Entity or other Law preventing the consummation of the Merger or the Transactions shall be in effect; provided, however, that prior to asserting this condition, each of the parties hereto shall have complied in all material respects with Section 6.03.

(c) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purposes shall have been initiated by the SEC that have not been withdrawn.

(d) NYSE MKT Listing. The Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE MKT, subject to official notice of issuance.

7.02 Additional Conditions to Obligations of Parent and Parent OP. The obligations of Parent and Parent OP to effect the Merger and to consummate the Transactions are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of the Company and the Company OP. (i) The representations and warranties of the Company and the Company OP set forth in the first, second, third, fifth and sixth sentences of Section 3.02(a) (Capital Structure) shall be true and correct in all but de minimis respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 3.02(a) expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); (ii) the representations and warranties of the Company and the Company OP set forth in clause (i) of Section 3.07 (Absence of Certain Changes or Events) and Section 3.22 (Takeover Statutes) shall be true and correct in all respects at the Closing Date as if made at and as of such time; (iii) the representations and warranties of the Company and the Company OP set forth in Section 3.01 (Organization,

Standing and Power), Section 3.03 (Authority; Execution and Delivery; Enforceability), Section 3.19 (Vote Required), Section 3.20 (Brokers), and Section 3.23 (Investment Company Act) (disregarding all exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects at the Closing Date as if made at and as of such time; and (iv) each other representation and warranty of the Company and the Company OP contained in this Agreement (disregarding all exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the Closing Date (other than representations and warranties that speak as of another date, which shall be true and correct as of such other date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company and the Company OP. Except for those obligations that by their nature may not be performed until the Closing, the Company and the Company OP shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Certificate. Parent shall have received a certificate, executed by an officer of the Company, to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

(d) Company Tax Opinion. The Company shall have received and delivered to Parent an opinion of Morrison & Foerster LLP, counsel to the Company, on which Parent shall be entitled to rely, dated as of the Closing Date, that the Company, commencing with its taxable year ended December 31, 2012 was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code. Such opinion shall be based upon customary assumptions and customary representations made by the Company and the Company Subsidiaries.

(e) Section 368 Opinion. Parent shall have received an opinion of its counsel, Pepper Hamilton LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The condition set forth in this Section 7.02(e) shall not be waivable after receipt of the Parent Stockholder Approval, unless further approval of the Parent’s stockholders is obtained with appropriate disclosure. Parent shall have no obligation to seek such further approval.

(f) No Material Adverse Effect. There shall not have been any event, effect, change, discovery, development, state of facts or occurrence that, individually or together with any other event, effect, change, discovery, development, state of facts or occurrence, has had or would reasonably be expected to have a Company Material Adverse Effect.

(g) Amendments to Loan Documents.

(i) Each Designated Lender set forth on Section 7.02(g)(i) of the Parent Disclosure Letter shall have agreed to amend the loan documents applicable to its Designated Loan to permit (A) Parent and its Affiliates to assume such Designated Loan, (B) unrestricted offers, sales, issuances, transfers, conversions, redemptions and repurchases of common equity or preferred equity of Parent and Parent OP, and (C) mergers, consolidations, reorganizations, liquidations and dissolutions of Subsidiaries of Parent and/or Parent OP into, or with, one or more of their Subsidiaries; provided, that in the event any Designated Lender set forth on Section 7.02(g)(i) of the Parent Disclosure Letter has not agreed to any such amendments at least ten (10) Business Days prior to the End Date (as it may be extended pursuant to Section 8.01(b)(i)), Parent and Parent OP shall be deemed to have waived the condition set forth in this Section 7.02(g)(i).

(ii) Each Designated Lender set forth on Section 7.02(g)(i) of the Parent Disclosure Letter shall have agreed to amend the loan documents applicable to its Designated Loan to permit prepayment at any time on or before the End Date with no increase in the prepayment fee or penalty (whether or not labeled as such) from the prepayment fee or penalty for the Designated Loans identified on Section 7.02(g)(ii) of the Parent Disclosure Letter; provided, that in the event any Designated Lender set forth on Section 7.02(g)(i) of the Parent Disclosure Letter has not agreed to any such amendments at least ten (10) Business Days prior to the End Date (as it may be extended pursuant to Section 8.01(b)(i)), Parent and Parent OP shall be deemed to have waived the condition set forth in this Section 7.02(g)(ii).

(h) Termination of Stockholders Agreement. Parent shall have received an instrument evidencing the termination of the Stockholders Agreement, dated as of January 16, 2014, by and among Trade Street Residential, Inc., Senator Global Opportunity Fund LP and Senator Global Opportunity Intermediate Fund L.P. in form and substance satisfactory to Parent, executed by each party thereto.

(i) Lock-Up Agreements. Parent shall have received a lock-up agreement signed by each of Senator Investment Group, LP (“Senator”) and Monarch Alternative Capital LP (“Monarch”) in favor of Parent in the form of Exhibit A hereto.

(j) 401(k) Plan. The Company shall have delivered evidence that the Company has adopted resolutions, in form and substance satisfactory to Parent, terminating the Company’s 401(k) Plan.

7.03 Additional Conditions to Obligations of the Company and the Company OP. The obligations of the Company and the Company OP to effect the Merger and to consummate the Transactions are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties of Parent, Parent OP, OP Merger Sub and IRT LP LLC. (i) The representations and warranties of Parent, Parent OP, OP Merger Sub and IRT LP LLC set forth in the first, second, third, fifth and sixth sentences of Section 4.02(a) (Capital Structure) shall be true and correct in all but de minimis respects at the Closing Date as if made at and as of such time (except to the extent such representations and warranties in Section 4.02(a) expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date); (ii) the representations and warranties of Parent, Parent OP, OP Merger Sub and IRT LP LLC set forth in clause (i) of Section 4.07 (Absence of Certain Changes or Events) and Section 4.22 (Takeover Statutes) shall be true and correct in all respects at the Closing Date as if made at and as of such time; (iii) the representations and warranties of Parent, Parent OP, OP Merger Sub and IRT LP LLC set forth in Section 4.01 (Organization, Standing and Power), Section 4.03 (Authority; Execution and Delivery; Enforceability), Section 4.19 (Vote Required), Section 4.20 (Brokers), and Section 4.24 (Investment Company Act) (disregarding all exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects at the Closing Date as if made at and as of such time; and (iv) each other representation and warranty of Parent, Parent OP, OP Merger Sub and IRT LP LLC contained in this Agreement shall be true and correct in all respects as of the Closing Date (other than representations and warranties that speak as of another date, which shall be true and correct as of such other date), except where the failure to be true and correct does not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Parent OP. Except for those obligations that by their nature may not be performed until the Closing, Parent or Parent OP shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) Certificate. The Company shall have received a certificate, executed by an officer of Parent, to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

(d) Parent Tax Opinion. Parent shall have received and delivered to the Company an opinion of Pepper Hamilton LLP, counsel to Parent, on which the Company shall be entitled to rely, dated as of the Closing Date, that Parent, commencing with its taxable year ended December 31, 2011 was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code and its current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending on or before December 31, 2015. Such opinion shall be based upon customary assumptions and customary representations made by Parent and the Parent Subsidiaries.

(e) Section 368 Opinion. The Company shall have received an opinion of its counsel, Morrison & Foerster LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The condition set forth in this Section 7.03(e) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval of the Company’s stockholder is obtained with appropriate disclosure.

(f) No Material Adverse Effect. There shall not have been any event, effect, change, discovery, development, state of facts or occurrence that, individually or together with any other event, effect, change, discovery, development, state of facts or occurrence, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.01 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time prior to the Partnership Merger Effective Time as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) upon written notice to the other party, if the Merger shall not have been consummated on or before 5:00 p.m. (Eastern time) on October 15, 2015 (the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party (including, with respect to the Company, the Company OP, and with respect to Parent, Parent OP) whose failure to comply with Section 6.03 or any other provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; provided, further, that (A) if ten (10) Business Days prior to the End Date, all conditions to Closing set forth in Section 7.01 and Section 7.02 are satisfied except for the condition in Section 7.02(g)(i) or the condition in Section 7.02(g)(ii), and (B) Parent provides the Company with evidence that the effectiveness of the Commitment Letter has been extended until at least December 31, 2015 or has otherwise entered into a commitment letter with respect to an Alternative Financing with that is effective until at least December 31, 2015, then, upon the election of Parent, in its reasonable discretion, the End Date then in effect may be extended to December 31, 2015 (and in the case of any extension pursuant to this Section 8.01(b)(i), any reference to the End Date in this or any other provision of this Agreement shall be a reference to the End Date, as extended); or

(ii) if the conditions to Closing set forth in Section 7.01 and Section 7.02 are satisfied (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied) and Parent is unable to satisfy its obligation to effect the Closing at such time because of a Financing Failure; provided, however, that, prior to the End Date, Parent will not be permitted to terminate this Agreement pursuant to this 8.01(b)(ii) if Parent has materially and willfully, intentionally or knowingly breached Section 6.10;

(c) by either Parent or the Company, upon written notice to the other party, if any Governmental Entity of competent jurisdiction has issued or enacted any Law or taken any other action (including the failure to have taken an action), which in either such case has become final and non-appealable, that has the effect of restraining, enjoining or otherwise prohibiting consummation of the Merger; provided, that the right to terminate this Agreement under this Section 8.01(c) shall not be available to any party (including, with respect to the Company, the Company OP, and with respect to Parent, Parent OP) whose failure to comply with Section 6.03 or any other provision of this Agreement has been the cause of, or resulted in, such action;

(d) by either Parent or the Company, upon written notice to the other party, if adoption of this Agreement fails to receive the Company Stockholder Approval at a duly held Company Stockholder Meeting at which the Merger has been voted upon; provided, that the right to terminate this Agreement under this Section 8.01(d) shall not be available to the Company if the failure to obtain the Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement;

(e) by either Parent or the Company, upon written notice to the other party, if adoption of this Agreement fails to receive the Parent Stockholder Approval at the Parent Stockholder Meeting; provided, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to Parent if the failure to obtain the Parent Stockholder Approval was primarily due to Parent’s failure to perform any of its obligations under this Agreement;

(f) by the Company, upon written notice to Parent, or by Parent, upon written notice to the Company, if the Company effects an Adverse Recommendation Change in accordance with Section 5.03(b);

(g) by Parent, upon written notice to the Company, if the Company enters into an Alternative Acquisition Agreement;

(h) by the Company, upon written notice to Parent, at any time prior to the receipt of the Company Stockholder Approval, if, concurrently with such termination, the Company enters into an Alternative Acquisition Agreement in accordance with Section 5.03(b); provided, that any purported termination by the Company pursuant to this paragraph shall be void and of no force or effect unless the Company pays to Parent a fee of $12,000,000 (the “Company Termination Fee”) in accordance with Section 8.03(b)(iii);

(i) by Parent, upon written notice to the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or the Company OP set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from Parent to the Company and two (2) Business Days before the End Date; provided, that neither Parent nor Parent OP is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied;

(j) by the Company, upon written notice to Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Parent OP set forth in this Agreement has occurred that would cause the conditions set forth in Section 7.01 or Section 7.03 not to be satisfied, which breach or failure to perform cannot be cured or, if capable of cure, has not been cured by the earlier of 20 days following written notice thereof from the Company to Parent and two (2) Business Days before the End Date; provided, that neither the Company nor the Company OP is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 or Section 7.02 not to be satisfied;

(k) by the Company, upon written notice to Parent, if the Closing has not occurred within two (2) Business Days after the Company has delivered written notice to Parent that all conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions at such time) and the Company is ready, willing and able to effect the Closing;

(l) by the Company, in the event that the Computed Stock Consideration Per Share Ratio as of the Closing Date is less than forty percent (40.0%) or

(m) by the Company, in the event that, during the Specified Period the Parent Stock Price Decline, if any, exceeds the RMZ Decline, if any, by 15% or more.

8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Affiliates; provided, that the last sentence of Section 6.02, this Article VIII and Article IX shall survive any such termination. Notwithstanding anything in this Agreement to the contrary, no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or an Intentional Breach of this Agreement. For purposes of the foregoing, “Intentional Breach” shall mean a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement.

8.03 Fees and Expenses.

(a) Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expense; provided, however, that (i) in the event of a termination by Parent or the Company pursuant to Section 8.01(d) or Section 8.01(f) or by the Company pursuant to Section 8.01(m), then the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount, and (ii) in the event of a termination by Parent or the Company pursuant to Section 8.01(e), then Parent shall pay, or cause to be paid, to Company the Company Expense Amount. For purposes of this Agreement:

(A) “Expenses” means all reasonable out-of-pocket documented expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the preparation, negotiation, execution and performance of this Agreement, the making or obtaining of any required filings, notices or approvals of any Governmental Entities in connection therewith, the preparation, printing, filing and mailing of the Joint Proxy Statement and the solicitation of the Company Stockholder Approval or Parent Stockholder Approval, as applicable, and all other matters related to the closing of the Transactions.

(B) “Parent Expense Amount” means (i) 100% of the amount of Expenses of Parent up to $2,500,000 and (ii) 50% of all Expenses of Parent exceeding $2,500,000; provided that the aggregate Parent Expense Amount shall not exceed $5,000,000.

(C) “Company Expense Amount” means (i) 100% of the amount of Expenses of the Company up to $2,500,000 and (ii) 50% of all Expenses of the Company exceeding $2,500,000; provided that the aggregate Company Expense Amount shall not exceed $5,000,000.

(b) If this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 8.01(b), Section 8.01(d) or Section 8.01(f) and (A) in the case of a termination pursuant to Section 8.01(b), the Company Stockholder Approval shall not have been obtained prior to such termination, and (B) in any such case (x) the condition in Section 7.01(b) has been satisfied, (y) a Company Takeover Proposal has been publicly announced after the date hereof and not publicly withdrawn without qualification before such termination and (z) within 12 months after the Termination Date, the Company consummates a transaction regarding, or executes a definitive agreement with respect to, a Company Takeover Proposal (whether or not the same Company Takeover Proposal as that referred to in clause (y)), then the Company shall pay Parent, concurrently with the earlier of the consummation of such transaction or execution of such definitive agreement, the Company Termination Fee (less any Parent Expense Amount previously paid pursuant to Section 8.03(a)(i) above); provided that, for purposes of this Section, “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03(a), except that the reference to “20%” in the definition thereof shall be deemed to be references to “50%”.

(ii) by Parent pursuant to Section 8.01(g), then the Company shall pay Parent, within three (3) Business Days of the Termination Date, the Company Termination Fee;

(iii) by the Company pursuant to Section 8.01(h), then the Company shall pay Parent, concurrently with such termination, the Company Termination Fee;

(iv) by Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(ii) or by the Company pursuant to Section 8.01(k), and at the time of any such termination each of the conditions set forth in Section 7.01 and Section 7.02 has been satisfied (A) other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are reasonably capable of being satisfied, and (B) other than the conditions set forth in Section 7.02(g)(i) and (g)(ii)), then Parent shall pay or cause to be paid to the Company, within three (3) Business Days of the Termination Date, a fee of $25,000,000 (the “Parent Termination Fee”).

(c) Any payments pursuant to this Section 8.03 shall be paid by wire transfer of immediately available funds to the accounts designated in writing by the payee. Each party acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without such agreements, the other party would not enter into this Agreement. Accordingly, if a party fails to promptly pay an amount due pursuant to this Section 8.03 and, in order to obtain such payment, the other party commences an action that results in a final judgment against such party for such amount or any portion thereof, such party shall pay the other party’s reasonable costs and expenses (including court costs, attorneys’ fees and expenses) in connection therewith, together with interest on the amount of such judgment, from the date such payment was required to be made through the date of payment, at the U.S. Dollar prime rate of interest as reported by The Wall Street Journal in effect on the date of such payment. Each party agrees that the payment of the amounts specified in this Section 8.03 are liquidated damages and not a penalty, and are a reasonable amount that will compensate the parties for the efforts and resources expended and opportunities foregone while negotiating this Agreement and relying on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(d) Notwithstanding anything to the contrary in this Agreement, except as contemplated by Section 8.02, in the event of the termination of this Agreement the rights of each party pursuant to this Section 8.03 shall be the sole and exclusive remedy (at law or in equity, on any theory of liability, including on account of punitive damages) of such party and its Subsidiaries against the other party, its Subsidiaries and each of their former, current or future directors, officers, employees, stockholders, members, managers, partners, agents and assigns (each, a “Related Party”) for any and all losses or damages suffered as a result of the failure of the Transactions to be consummated, any breach of this Agreement or otherwise relating hereto or thereto, and upon payment of the amounts contemplated by this Section 8.03, if and when due, none of such party or its Related Parties shall have any further liability or obligation relating thereto or arising therefrom.

8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval and Parent Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, (b) after receipt of the Parent Stockholder Approval, there shall be made no amendment or waiver that by Law requires further approval by the stockholders of Parent without the further approval of such stockholders, (c) no amendment shall be made to this Agreement after the Effective Time, and (d) Sections 8.07, 9.08, 9.09, 9.10, 9.11 and 9.13(d) and this Section 8.04 shall not be amended or otherwise modified in any way that adversely affects the rights of any Financing Source without the prior written consent of the Financing Sources. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.05 Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the parties hereto may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso in Section 8.04, waive compliance with any of the agreements or conditions contained in this Agreement. Subject to the proviso in Section 8.04, no extension or waiver by the Company shall require the approval of the stockholders of the Company and no extension or waiver by Parent shall require the approval of the stockholders of Parent. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

8.06 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require in the case of Parent or the Company, action by its board of directors or the duly authorized designee of its board of directors. Termination of this Agreement prior to the Partnership Merger Effective Time shall not require the approval of the stockholders of the Company or the approval of the stockholders of Parent.

8.07 No Recourse to Financing Sources. Notwithstanding anything herein to the contrary, the parties hereto agree, on behalf of themselves and each of their former, current or future officers, directors, managers, employees, members, partners, shareholders, agents and other representatives and Affiliates (the “Applicable Parties”), that the Financing Sources, each other lender participating in the financing contemplated by the Commitment Letter and each of their respective former, current or future general or limited partners, stockholders, managers, members, agents, representatives and Affiliates and each of their successors and assigns, shall be subject to no liability or claims to the Applicable Parties in connection with financing any portion of the debt contemplated by the Commitment Letter or in any way relating to this Agreement or any of the Transactions, whether at law, in equity, in contract, in tort or otherwise.

ARTICLE IX

GENERAL PROVISIONS

9.01 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when transmitted (providing confirmation of transmission) if sent by facsimile transmission (provided that any notice provided by facsimile transmission on any Business Day after 5:00 p.m. (in the time zone of the recipient) or any day other than a Business Day shall be deemed to have been received at 9:00 a.m. on the next Business Day); (c) upon acknowledgment of receipt of such notice b the intended recipient if sent by email; or (d) when sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service, three (3) days after mailing (one (1) Business Day in the case of express mail or overnight courier service); as follows (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, Parent OP, OP Merger Sub or IRT LP LLC, to

Independence Realty Trust, Inc.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Facsimile: (215) 405-2945

Attention: James Sebra and Jamie Reyle

Email: jsebra@raitft.com

           jreyle@raitft.com

with a copy to:

Pepper Hamilton LLP

Two Logan Square

Eighteen and Arch Streets

Philadelphia, PA 19103

Facsimile: (215) 981-4750

Attention: Michael Friedman, Esq. and Matthew Greenberg, Esq.

Email: friedmam@pepperlaw.com

           greenbmm@pepperlaw.com

(b) if to the Company or Company OP, to

Trade Street Residential, Inc.

19950 West Country Club Drive

Suite 800

Aventura, Florida 33180

Facsimile: (786) 248-3679

Attention: Richard Ross

Email: rross@trade-street.com

with a copy to:

Morrison & Foerster LLP

2000 Pennsylvania Avenue, N.W.

Suite 6000

Washington, D.C. 20006

Facsimile: (202) 887-0763

Attention: John Good, Esq. and David P. Slotkin, Esq.

Email: jgood@mofo.com

           dslotkin@mofo.com

9.03 Definitions.

(a) For purposes of this Agreement:

“Additional Elected Cash Consideration Per Share” means an amount of additional cash per share elected pursuant to a Parent Additional Cash Election, which amount shall not exceed the product of Computed Merger Consideration Per Share immediately prior to any Parent Additional Cash Election times sixty percent (60.0%), rounded down to the nearest cent, minus $3.80.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Cash Election Adjustment Amount” shall apply only in the event that (1) Parent makes a Parent Additional Cash Election, (2) the Computed Stock Consideration Per Share Ratio on the Closing Date is less than forty percent (40%), and (3) the Company does not terminate this Agreement pursuant to Section 8.01(l), in which event the Per Share Cash Amount shall be reduced to sixty percent (60.0%) of the Computed Merger Consideration Per Share on the Closing Date rounded down to the nearest cent.

“Closing Average Parent Stock Price” means the 20-Day VWAP of Parent Common Stock on the NYSE MKT, as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent) for the period of twenty (20) consecutive Trading Days ending on (and including) the Trading Day that is five (5) Trading Days prior to the Closing Date.

“Closing Date Company Merger Consideration Value” means the sum of (i) the aggregate Share Cash Consideration, plus (ii) the product obtained by multiplying (A) the aggregate number of shares constituting the Share Stock Consideration, and (B) the Parent Closing Stock Price.

“Company Articles” means the charter of the Company.

“Company Bylaws” means the Third Amended and Restated Bylaws of the Company, as amended.

“Company Material Adverse Effect” means any change, development, event, effect or occurrence (each, an “Event”) that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) will or would reasonably be expected to prevent or materially impair or delay the ability of the Company or the Company OP to consummate the Merger; provided, however, that for purposes of clause (i) of this definition, “Company Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from: (A) any Event generally affecting (1) the geographic regions or industry in which the Company and the Company Subsidiaries primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world or (B) any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof, (2) any Event directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken, delayed or omitted to be taken by the Company at the request or with the prior consent of Parent or Parent OP or otherwise pursuant to the terms hereof), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders, (3) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by the Company or independent third parties) or internal projections (it being understood and agreed that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect), or (6) any damage or destruction of any Company Property that is substantially covered by insurance, which in the case of each of clauses (A)(1), (A)(2), (B)(1), and (B)(3) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate, and in the case of clause (B)(4) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and the Company Subsidiaries operate in the geographic regions in which the Company and the Company Subsidiaries operate or own or lease properties.

“Company OP Limited Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Company OP, dated March 26, 2013, as amended by Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Company OP, dated February 23, 2014.

“Company Permitted Liens” means (i) Liens for Taxes not yet due and payable, that are payable without penalty and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP); (ii) inchoate mechanics’

and materialmen’s Liens for construction in progress, arising in the ordinary course of business of the Company or any Company Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Company Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) Laws, including zoning regulations and restrictions, that are imposed by any Governmental Entity having jurisdiction thereon that do not interfere materially with the present use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) any tenant leases, any title exception disclosed in any Company Title Insurance Policy (whether material or immaterial), any matter shown on an ALTA/ASCM survey obtained by the Company with respect to any Company Property, Liens and obligations arising under the Company Material Contracts (including but not limited to any Lien securing mortgage debt that is a Designated Loan) all of which individually or in the aggregate do not materially and adversely affect the use of any Company Property; (vi) with respect to real property, easements, rights of way, restrictive covenants, declarations and agreements affecting use or occupancy, or reservations of an interest in title which individually or in the aggregate do not materially and adversely affect the use of any Company Property; (vii) Liens imposed or promulgated by law or any Governmental Entity; (viii) Liens included in any Company or Company Subsidiary space lease with respect to real property provided that they do not materially adversely affect the use of any Company Property; and (vii) other Liens being contested in the ordinary course of business and consistent with past practice, in good faith, provided an appropriate reserve has been established therefor on the Company’s balance sheet.

“Company Stockholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting on the Company Merger and the other Transactions.

“Company Stockholder Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

“Company Subsidiaries” means the Company OP and any Subsidiary of the Company or the Company OP.

“Computed Cash Consideration Per Share” means $3.80 plus any Additional Elected Cash Consideration Per Share.

“Computed Merger Consideration Per Share” means, at each relevant time under this Agreement, the sum of (i) the Computed Cash Consideration Per Share, plus (ii) the Computed Stock Consideration Per Share.

“Computed Stock Consideration Per Share” means, at each relevant time under this Agreement, $3.80, times a fraction the numerator of which is the Parent Closing Stock Price at the time of such computation and the denominator of which is $9.25 (with the result being rounded down to the nearest cent), minus any Additional Elected Cash Consideration Per Share.

“Computed Stock Consideration Per Share Ratio” means, at each relevant time under this Agreement, the Computed Stock Consideration Per Share divided by the Computed Merger Consideration Per Share, expressed as a percentage and rounded down to the nearest percent.

“Designated Lender” means each of the lenders set forth on Section 7.02(g)(i) of the Parent Disclosure Letter.

“Designated Loan” means, in respect of each Designated Lender, the loan made by such Designated Lender and identified on Section 7.02(g)(ii) of the Parent Disclosure Letter.

“Environmental Law” means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

“Exchange Ratio” means a number equal to the quotient determined by dividing (i) $7.60 less the Per Share Cash Amount, by (ii) $9.25, and rounding the result to the nearest 1/10,000.

“Financing Failure” means a refusal or other failure, for any reason, on the part of any Person (other than Parent or its Affiliates) that has executed the Commitment Letter or any definitive financing document relating to any of the Financing, or on the part of any other Person obligated or expected at any time to provide any portion of such Financing.

“Financing Source” means each Person that is party to, and agrees to provide or arrange all or any portion of the Necessary Financing (or any Alternate Financing).

“Form S-4” means a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Joint Proxy Statement will be included as a prospectus, together with any amendments or supplements thereto.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each has been amended from time to time, and all regulations thereunder, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) polychlorinated biphenyls, mold, methane, asbestos and radon, and (iv) any other contaminant, substance, material or waste regulated by any Governmental Entity pursuant to any Environmental Law.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Joint Proxy Statement” means a joint proxy statement/prospectus in preliminary and definitive form relating to the Company Stockholder Meeting and the Parent Stockholder Meeting, together with any amendments or supplements thereto.

“Knowledge” means, with respect to any matter in question, (i) as to the Company, the actual knowledge of the Persons listed on Schedule 9.03(b)(i), and (ii) as to Parent, the actual knowledge of the Persons listed on Schedule 9.03(b)(ii).

“Legal Proceeding” means any private or governmental action, inquiry, claim, charge, complaint, demand, proceeding, suit, hearing, litigation, arbitration, mediation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Marketing Efforts” means all activity undertaken (or proposed to be undertaken) in connection with the syndication or other marketing of the Financing, including (a) the direct participation by the Company’s senior management team in (i) the preparation of the Marketing Material and due diligence sessions related thereto and

(ii) road shows and meetings with prospective lenders and debt investors, and (b) the delivery of customary authorization letters, confirmations and undertakings in connection with the Marketing Material (including with respect to presence or absence of material non-public information and accuracy of the information contained therein).

“Marketing Material” means each of the following: (a) customary bank books, information memoranda and other information packages regarding the business, operations, financial condition, projections and prospects of the Company and the Subsidiaries of the Company, including all information relating to the transactions contemplated hereunder, and (b) all other marketing material contemplated by the Financing documents (as in effect on the date hereof, or the corresponding provision of any amendment, restatement, amendment and restatement, supplement, modification or replacement thereof) or reasonably requested by the Parent or its financing sources in connection with the syndication or other marketing of the Financing.

“Merger Consideration” means collectively, the Share Merger Consideration and the Unit Merger Consideration.

“Outside Limited Partners” means the limited partners of the Company OP other than the Company and the Company Subsidiaries.

“Parent Additional Cash Election” means an election by Parent, delivered by written notice to the Company at least two (2) Business Days prior to the date of the Company Stockholder Meeting, to increase the Per Share Cash Amount from $3.80 to an amount that, at the time of such election, does not exceed sixty percent (60.0%) of the Computed Merger Consideration Per Share computed immediately prior to making such Parent Additional Cash Election.

“Parent Closing Stock Price” means the closing price per share of Parent Common Stock on the NYSE MKT on the last trading day immediately prior to a relevant determination date under this Agreement.

“Parent Common Stock” means shares of common stock, par value $0.01 per share, of Parent.

“Parent Material Adverse Effect” means any Event that (i) has a material adverse effect on the business, assets, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) will or would reasonably expected to prevent or materially impair or delay the ability of Parent, Parent OP, OP Merger Sub or IRT LP LLC to consummate the Merger; provided, however, that for purposes of clause (i) of this definition, “Parent Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from: (A) any Event generally affecting (1) the geographic regions or industry in which Parent and the Parent Subsidiaries primarily operate or (2) the economy, or financial, credit, foreign exchange, securities or capital markets (including changes in interest rates or exchange rates), including any disruption thereof, in the United States or elsewhere in the world or (B) any of the following: (1) changes in applicable Law or applicable accounting regulations or principles or interpretations thereof, (2) any Event directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent as the acquiror of the Company, or any action taken, delayed or omitted to be taken by Parent at the request or with the prior consent of the Company or Company OP or otherwise pursuant to the terms hereof), including the impact thereof on relationships, contractual or otherwise, with employees, customers, suppliers, tenants, or lenders, (3) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism, sabotage, strikes, freight embargoes or similar calamity or crisis, (4) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornados or other natural disasters, (5) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure to meet publicly announced revenue or earnings projections or predictions (whether such projections or predictions were made by Parent or independent third parties) or internal projections (it being understood and agreed that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Adverse Effect), or (6) any damage or destruction of any Parent Property that is substantially covered by insurance, which in the case of each of clauses (A)(1), (A)(2), (B)(1), and (B)(3) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in which Parent and the Parent Subsidiaries operate, and in the case of clause (B)(4) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and the Parent Subsidiaries operate in the geographic regions in which Parent and the Parent Subsidiaries operate or own or lease properties.

“Parent OP Common Units” means common units of limited partnership interests in Parent OP.

“Parent Permitted Liens” means (i) Liens for Taxes not yet due and payable, that are payable without penalty and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of Parent (if such reserves are required pursuant to GAAP); (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress, arising in the ordinary course of business of Parent or any Parent Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iii) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of Parent or any Parent Subsidiary, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; (iv) Laws, including zoning regulations and restrictions, that are imposed by any Governmental Entity having jurisdiction thereon that do not interfere materially with the present use of such property or, with respect to unimproved or vacant real property, interfere materially with the intended use of such property; (v) any tenant leases, any title exception disclosed in any Parent Title Insurance Policy (whether material or immaterial), any matter shown on an ALTA/ASCM survey obtained by Parent with respect to any Parent Property, Liens and obligations arising under the Parent Material Contracts (including but not limited to any Lien securing mortgage debt that is a Designated Loan) all of which individually or in the aggregate do not materially and adversely affect the use of any Parent Property; (vi) with respect to real property, easements, rights of way, restrictive covenants, declarations and agreements affecting use or occupancy, or reservations of an interest in title which individually or in the aggregate do not materially and adversely affect the use of any Parent Property; (vii) Liens imposed or promulgated by law or any Governmental Entity; (viii) Liens included in any Parent or Parent Subsidiary space lease with respect to real property provided that they do not materially adversely affect the use of any Parent Property; and (ix) other Liens being contested in the ordinary course of business and consistent with past practice, in good faith, provided an appropriate reserve has been established therefor on the Parent’s balance sheet.

“Parent Stock Price Decline” means, in the event the Closing Average Parent Stock Price is less than the Signing Average Parent Stock Price, the percentage equal to the quotient obtained by dividing (i) the Signing Average Parent Stock Price, less the Closing Average Parent Stock Price, divided by (ii) the Signing Average Parent Stock Price.

“Parent Stockholder Approval” means the affirmative vote of a majority of the votes cast by the holders of the outstanding Parent Common Stock entitled to vote at the Parent Stockholder Meeting on the issuance of Parent Common Stock in the Company Merger (including Parent Common Stock issuable upon redemption of Parent OP Common Units issued in the Partnership Merger) as contemplated by this Agreement.

“Parent Stockholder Meeting” means the meeting of the holders of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Subsidiaries” means any Subsidiary of Parent.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Per Share Cash Amount” means $3.80 plus any Additional Elected Cash Consideration Per Share; provided that, if the Cash Election Adjustment Amount applies, as provided for in the definition of the term “Cash Election Adjustment Amount” then the Per Share Cash Amount shall be equal to sixty percent (60.0%) of the Computed Merger Consideration Per Share on the Closing Date rounded down to the nearest cent.

“Representatives” means, with respect to any Person, any officer, director or employee of, or any investment banker, attorney, accountant, consultant or other advisor or representative of such Person.

“Required Information” means (a) all financial statements, pro forma financial information and data regarding the Company and the Company Subsidiaries required to satisfy the conditions set forth in the Financing documents (as in effect on the date hereof, or the corresponding provision of any amendment, restatement, amendment and restatement, supplement, modification or replacement thereof), including any financial information and data of the Company and the Company Subsidiaries reasonably requested by Parent to prepare, or be included in, such pro forma financial statements and (b) all business and financial information and data with respect to the Company and the Company Subsidiaries and their businesses and industries as are reasonably required or requested by the financing sources in respect of the Financing or Parent for preparation of, or are customarily included in, Marketing Materials for the Financing, in the type and form necessary for or customarily included in such Marketing Materials (including all information contemplated by Financing documents (as in effect on the date hereof, or the corresponding provision of any amendment, restatement, amendment and restatement, supplement, modification or replacement thereof)).

“RMZ Decline” means, in the event the average closing value of the MSCI US REIT Index (“RMZ”) for the period of twenty (20) consecutive Trading Days ending on the date five days prior to the Closing Date (the “Closing RMZ Average”), as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent, is less than the average closing value of the RMZ for the period of twenty (20) consecutive Trading Days ending on (and including) the Trading Day that is immediately prior to the date of this Agreement (the “Signing RMZ Average”), the percentage equal to the quotient obtained by dividing (i) the Signing RMZ Average, less the Closing RMZ Average, divided by (ii) the Signing RMZ Average.

“Signing Average Parent Stock Price” means the 20-Day VWAP of Parent Common Stock on the NYSE MKT, as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent) for the period of twenty (20 consecutive Trading Days ending on (and including) the Trading Day that is immediately prior to the date of this Agreement.

“Specified Period” means the period commencing on the date of this Agreement and ending on the date five (5) days prior to the Closing Date.

A “Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Taxes” means any and all taxes and other similar charges, fees, levies and assessments of any kind, including income, gross receipts, excise, property, sales, franchise, transfer and recording taxes, including estimated taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), imposed by any Taxing Authority.

“Tax Protection Agreements” means any agreement to which the Company or any Company Subsidiary is a party pursuant to which the Company or any Company Subsidiary has agreed to (i) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular owner, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, and/or (iv) only dispose of assets in a particular manner, in each case for Tax reasons.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on the NYSE MKT.

“20-Day VWAP” shall mean the number mathematically computed by (A) multiplying (i) the closing price of the Parent Common Stock on the NYSE MKT for each of the twenty (20) Trading Days prior to the applicable measurement date by (ii) the trading volume of the Parent Common Stock reported by the NYSE MKT for each such Trading Day; (B) determining the sum of the product of (A) above for such 20-day period; and (C) dividing such sum by the cumulative trading volume of the Parent Common Stock reported by the NYSE MKT for such 20-day period.

(b) The following terms shall have the respective meanings set forth in the Section set forth opposite such term:

Acceptable Confidentiality Agreement	Section 5.03(a)
Adverse Recommendation Change	Section 5.03(b)
Agreement	Preamble
Alternate Financing	Section 6.10
Alternative Acquisition Agreement	Section 5.03(b)
Applicable Parties	Section 8.07
Book-Entry Shares	Section 2.03(c)(i)
Bankruptcy and Equity Exception	Section 3.03(a)
Cancelled Shares	Section 2.01(b)
Capital Expenditures	Section 5.01(m)
Certificates	Section 2.03 (c)(i)
Closing	Section 1.03
Closing Date	Section 1.03
Code	Recitals
Commitment Letter	Section 4.23(a)
Company	Preamble
Company Benefit Plans	Section 3.10(a)
Company Board	Recitals
Company Capital Stock	Section 3.02(a)
Company Common Stock	Section 2.01(a)(i)
Company Disclosure Letter	Article III
Company ERISA Affiliate	Section 3.10(j)
Company Expense Amount	Section 8.03(a)(C)
Company Intellectual Property	Section 3.15
Company Lease	Section 3.14(d)
Company Material Contract	Section 3.16(a)
Company Merger	Recitals
Company OP	Preamble
Company OP GP	Recitals
Company OP GP Approval	Section 3.03(c)
Company OP Unit	Section 2.02(a)(i)
Company Preferred Stock	Section 3.02(a)
Company Properties	Section 3.14(a)
Company Real Property Leases	Section 3.14(i)
Company Restricted Stock	Section 2.05
Company SEC Documents	Section 3.05(a)

Company Specified Action	Section 3.11
Company Takeover Proposal	Section 5.03(a)
Company Termination Fee	Section 8.01(h)
Company Title Insurance Policy	Section 3.14(f)
Company Voting Agreements	Recitals
Confidentiality Agreement	Section 6.02
Consent	Section 3.04(b)
Contract	Section 3.04(a)
D&O Insurance	Section 6.05(b)
DLLCA	Recitals
DRULPA	Recitals
Effective Time	Section 1.04(b)
End Date	Section 8.01(b)
Environmental Permits	Section 3.13(a)
ERISA	Section 3.10(a)
Exchange Act	Section 3.04(b)
Exchange Fund	Section 2.03(b)
Exchanged OP Units	Section 2.02(b)
Expenses	Section 8.03(a)(A)
Filed Company SEC Documents	Article III
Filed Parent SEC Documents	Article IV
Financing	Section 4.23(a)
GAAP	Section 3.05(c)
Governmental Entity	Section 3.04(b)
Indemnified Party	Section 6.05(c)
Intervening Event	Section 5.03(b)
IRS	Section 3.08(a)
IRT LP LLC	Preamble
Judgment	Section 3.04(a)
Law	Section 3.04(a)
Leased Company Properties	Section 3.14(a)
Leased Company Property	Section 3.14(a)
Leased Parent Properties	Section 4.14(a)
Leased Parent Property	Section 4.14(a)
Letter of Transmittal	Section 2.03(c)(i)
Liens	Section 3.02(c)
Losses	Section 6.05(c)
Maryland Court	Section 9.09
Maximum Premium	Section 6.05(b)
Measurement Date	Section 3.02(a)
Merger	Recitals
MGCL	Recitals
Monarch	Section 7.02(h)
Necessary Financing	Section 6.10
NYSE MKT	Section 2.08
OP Merger Sub	Preamble
Owned Company Properties	Section 3.14(a)
Owned Company Property	Section 3.14(a)
Owned Parent Properties	Section 4.14(a)
Owned Parent Property	Section 4.14(a)
Parent	Preamble
Parent Benefit Plans	Section 4.10(b)

Parent Board	Recitals
Parent Capital Stock	Section 4.02(a)
Parent Disclosure Letter	Article IV
Parent ERISA Affiliate	Section 4.10(f)
Parent Expense Amount	Section 8.03(a)(B)
Parent Intellectual Property	Section 4.15
Parent Lease	Section 4.14(d)
Parent Material Contract	Section 4.16(a)
Parent OP	Preamble
Parent OP GP Approval	Section 4.03(c)
Parent Preferred Stock	Section 4.02(a)
Parent Properties	Section 4.14(a)
Parent Real Property Leases	Section 4.14(i)
Parent SEC Documents	Section 4.05(a)
Parent Specified Action	Section 4.11
Parent Termination Fee	Section 8.03(b)(iv)
Parent Title Insurance Policy	Section 4.14(f)
Parent Voting Agreements	Recitals
Partnership Certificate of Merger	Section 1.04(a)
Partnership Merger	Recitals
Partnership Merger Effective Time	Section 1.04(a)
Paying Agent	Section 2.03(a)
Paying Agent Agreement	Section 2.03(a)
Permit	Section 3.12
REIT	Section 3.08(b)
Related Party	Section 8.03(d)
SDAT	Section 1.04(b)
SEC	Article III
Securities Act	Section 3.16(a)(i)
Senator	Section 7.02(h)
Share	Section 2.01(a)(i)
Share Cash Consideration	Section 2.01(a)(i)(1)
Share Merger Consideration	Section 2.01(a)(i)
Share Stock Consideration	Section 2.01(a)(i)(2)
SOS	Section 1.04(a)
Superior Company Proposal	Section 5.03(a)
Surviving Company	Section 1.01(b)(ii)
Surviving Partnership	Section 1.01(a)
Tax Returns	Section 3.08(a)
Termination Date	Section 8.01
Transactions	Recitals
Transfer Taxes	Section 6.08
Unit Cash Consideration	Section 2.02(a)(i)(1)
Unit Merger Consideration	Section 2.02(a)(i)
Unit Ownership Consideration	Section 2.02(a)(i)(2)
Voting Company Debt	Section 3.02(a)
Voting Parent Debt	Section 4.02(a)

9.04 Interpretation; Exhibits and Disclosure Letters. The table of contents and headings contained in this Agreement or in any Exhibit hereto, the Company Disclosure Letter or the Parent Disclosure Letter are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Any capitalized terms used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter, but not otherwise defined therein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to a Section or Article of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” has the inclusive meaning frequently identified with the phrase “and/or”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any item disclosed in any Section of the Company Disclosure Letter or the Parent Disclosure Letter whose relevance or applicability to any representation or warranty made elsewhere in this Agreement is reasonably apparent from the text of the disclosure made shall be deemed to be disclosed with respect to such Sections of such Company Disclosure Letter or Parent Disclosure Letter, as applicable, relating to such representation or warranty, notwithstanding the omission of a reference or cross-reference thereto. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a Person are also to its permitted successors and assigns. References to matters disclosed in the Filed Company SEC Documents or the Filed Parent SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document or Filed Parent SEC Document that is filed on or after the date hereof and exclude any disclosures set forth in any risk factor section, sections relating to forward looking statements and any other disclosures included in such Filed Company SEC Documents or Filed Parent SEC Documents that constitute predictive, cautionary or forward-looking statements.

9.05 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

9.06 Counterparts. This Agreement may be executed (including by facsimile or email of a .pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties hereto may deliver this Agreement and the other Transaction Documents by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

9.07 Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the Exhibits hereto, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and (b) except for (i) Section 6.05, (ii) only with respect to holders of record of the Company Common Stock immediately prior to the Effective Time, and only after the Effective Time, for the provisions set forth in Article II, (iii) only with respect to holders of Company Restricted Stock immediately prior to the Effective Time, and only at and after the Effective Time, for the provisions set forth in Section 2.05, and (iv) only with respect to holders of record of the Company OP Units immediately prior to the Partnership Merger Effective Time, and only after the Partnership Merger Effective Time, for the provisions set forth in Article II, are not intended to confer upon any Person other than the parties hereto any rights or remedies, whether as third-party beneficiaries or otherwise; provided, however, that the Company shall be entitled to pursue damages on behalf of its stockholders as provided in Section 9.13(b). Notwithstanding the immediately preceding sentence, following the Effective Time, the Financing Sources are express third party beneficiaries of, and may enforce, the provisions of Sections 8.04, 8.07, 9.08, 9.09, 9.10, 9.11 and 9.13(d) and this Section 9.07.

9.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland; provided, however, that the (i) Partnership Merger and the Company Merger shall be governed by the Laws of the State of Delaware and (ii) all disputes or controversies arising out of or relating to this Agreement or the Transactions (whether in law, contract, tort, equity or otherwise), in each case, to the extent relating to the Commitment Letter or the Financing Sources shall be governed by, and construed in accordance with, the Laws of the State of New York.

9.09 Jurisdiction; Venue. All proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”). Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Each of the Parties hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Maryland Court for the purpose of any proceeding brought by any party arising out of or relating to this Agreement, (b) agrees not to commence any such action or proceeding except in the Maryland Court, (c) irrevocably submits itself to the personal jurisdiction of the Maryland Court in any proceeding arising out of or relating to this Agreement, (d) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (e) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to venue of any such action or proceeding in the Maryland Court, and (f) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Maryland Court. Each Party irrevocably consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. Notwithstanding the foregoing, with respect to any disputes or controversies arising out of or relating to this Agreement or the Transactions (whether in law, contract, tort, equity or otherwise), in each case, to the extent relating to the Commitment Letter or the Financing Sources, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New York or, if such Federal courts do not have subject matter jurisdiction, of any New York state court in the case of any such dispute or controversy, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any such matter in any court other than any Federal court sitting in the State of New York or any New York state court, and (d) waives any right to trial by jury with respect to any action related to or arising out of any such matter.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. Notwithstanding the foregoing, Parent shall be permitted, without the consent of any other party hereto, to make a collateral assignment to any of any Lender or other Financing Source in connection with obtaining the Necessary Financing (or any Alternate Financing); provided, that no such assignment shall (i) relieve Parent of its obligations under this Agreement, or (ii) enlarge, alter or change any obligation of any other party hereto. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.12 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties hereto by a Person duly authorized by such party to do so.

9.13 Enforcement.

(a) The parties hereto agree that irreparable damage for which monetary and other legal damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach any such provisions; provided, however, that in the event of a termination of this Agreement under circumstances in which the Parent Termination Fee is paid, the Company will not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and will not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of any of Parent, Parent OP, OP Merger Sub or IRT LP LLC other than with respect to the payment of the Parent Termination Fee. The parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent any breach or threatened breach of any of the covenants or obligations under this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or otherwise. The parties hereto agree that such rights of specific enforcement are an integral part of the Transactions and that, without such rights, none of the parties hereto would have entered into this Agreement.

(b) Notwithstanding anything to the contrary contained herein, prior to a valid termination of this Agreement pursuant to Article VIII, (i) the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by Parent or Parent OP and to enforce specifically the terms and provisions hereof, including Parent’s and Parent OP’s obligations to consummate the Merger and the other Transactions, and (ii) Parent shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent any breaches or threatened breaches of this Agreement by the Company or Company OP and to enforce specifically the terms and provisions hereof, including the Company’s and Company OP’s obligations to consummate the Merger and the other Transactions. Neither the commencement of any Legal Proceeding pursuant to this Section 9.13 nor anything else in this Section 9.13 shall restrict or limit the Company’s or Parent’s right to terminate this Agreement in accordance with the terms of Article VIII or (before or after any termination) to pursue any other remedies under this Agreement, and nothing in this Section 9.13 or elsewhere in this Agreement shall require the Company or Parent to institute any proceedings for specific performance prior to or as a condition to exercising any other right or remedy hereunder. Without limiting the generality of the foregoing, any and all remedies herein conferred upon the Company or Parent are cumulative and not exclusive of any other remedy conferred hereby, or by law or equity upon the Company or Parent, and the exercise by the Company or Parent of any one remedy will not preclude the exercise of any other remedy.

(c) Each party hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) Nothing contained in this Agreement shall require or otherwise obligate Parent or any of its Affiliates to enforce specifically the terms and provisions of the Commitment Letter.

IN WITNESS WHEREOF, Parent, Parent OP, OP Merger Sub, IRT LP LLC, the Company and Company OP have duly executed this Agreement as of the date first written above.

INDEPENDENCE REALTY TRUST, INC.

by:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer

INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP

By: INDEPENDENCE REALTY TRUST, INC., its General Partner

by:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer

ADVENTURE MERGER SUB LLC

By: INDEPENDENCE REALTY OPERATING PARTNERSHIP, LP, its Sole Member

By: INDEPENDENCE REALTY TRUST, INC., its General Partner

by:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

IRT LIMITED PARTNER, LLC

By: INDEPENDENCE REALTY TRUST, INC., its Sole Member

by:	/s/ James J. Sebra
	Name:	James J. Sebra
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

TRADE STREET RESIDENTIAL, INC.

by:	/s/ Richard Ross
	Name:	Richard Ross
	Title:	Chief Executive Officer

TRADE STREET OPERATING PARTNERSHIP, LP.

By: TRADE STREET OP GP, LLC, its General Partner

By: TRADE STREET RESIDENTIAL, INC., its Sole Member

by:	/s/ Richard Ross
	Name:	Richard Ross
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

May 11, 2015

Independence Realty Trust, Inc.

Cira Centre

2929 Arch St., 17th Floor

Philadelphia, PA 19104

Dear Sirs:

The undersigned, a holder of common stock of Trade Street Residential, Inc., a Maryland corporation (the “Company”), acknowledges that in connection with the merger (the “Merger”) of the Company with Independence Realty Trust, Inc. (the “IRT”), the undersigned will receive, as part of the consideration for the undersigned’s shares of common stock, par value $0.01 per share, of the Company, (the “IRT Stock”). For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with IRT that, during the period beginning on the date of the closing of the Merger (the “Merger Closing Date”), and ending on the Release Date (as defined below) (such period shall be the “Lock-Up Period”), the undersigned will not, without the prior written consent of the IRT, on any single day during the Lock-Up Period, (i) directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of shares of the IRT Stock or any securities convertible into or exercisable or exchangeable for IRT Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), in excess of the Daily Limit (as defined below), (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities in excess of the Daily Limit, whether any such swap or transaction is to be settled by delivery of IRT Stock or other securities, in cash or otherwise, or (iii) publicly announce any intention to do any of the foregoing.

The “Release Date” shall mean the date that is 180 days after the Merger Closing Date, provided, however, that if IRT closes an underwritten public offering of IRT Stock (a “Public Offering”) during the period beginning on the date of this letter agreement and ending on the date that is 90 days after the Merger Closing Date, the Release Date shall be the date that is 90 days after the closing date of such Public Offering. The “Daily Limit” shall mean, for any particular date, 25% of the average daily trading volume of IRT Stock (excepting any volume resulting from the closing of a Public Offering) during the four weeks prior to the date on which the Daily Limit is being calculated.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities in excess of the Daily Limit without the prior written consent of IRT (i) as a distribution to limited partners, general partners, members or stockholders of the undersigned, (ii) pursuant to any “block trade” or “block sale,” including as such term is as defined in Rule 10b-18 under the Securities Exchange Act of 1934, as amended, through an intermediary or otherwise; provided that such sales are not in excess of the Daily Limit during the Lock-Up Period, (iii) establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares of IRT Stock, provided that such plan does not provide for the transfer of common shares of IRT Stock in excess of the Daily Limit during the Lock-Up Period, (iv) to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned, (v) pursuant to a will, other testamentary document or applicable laws of descent, or (vi) in response to a bona fide third party take-over bid made to all holders of common shares of IRT Stock or any other acquisition transaction whereby all or substantially all of the common shares of IRT Stock are acquired by a bona fide third party, which transaction was approved by the board of directors of IRT; provided that in the case of any transfer or distribution pursuant to clauses (i), (iii), (iv) and (v), (1) IRT receive a signed agreement with terms similar to this letter agreement for the balance of the Lock-Up Period from each distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission, and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers; provided further that in the case clause (vi), if such take-over bid or other acquisition transaction is unsuccessful, such common shares of IRT Stock may not be transferred until after the expiration of the Lock-Up Period.

The undersigned also agrees and consents to the entry of stop transfer instructions with the IRT’s transfer agent and registrar against the transfer of the Lock-Up Securities in violation of this letter agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement and that this letter agreement has been duly authorized, executed and delivered by the undersigned and is a valid and binding agreement of the undersigned.

IRT hereby represents and warrants and covenants and agrees that any agreement entered into by IRT with any person with respect to restrictions similar to those set forth in this Agreement in connection with the Merger will be in form and substance identical to this Agreement.

Notwithstanding anything herein to the contrary if the agreement pursuant to which the Merger shall be conducted (the “Merger Agreement”) shall terminate or be terminated prior to the Merger closing, then the undersigned shall be released from all obligations under this letter agreement upon the date of such termination of the Merger Agreement.

This letter agreement shall be governed by the laws of the State of New York.

Very truly yours,

By:
Name:
Title:

Agreed to and Acknowledged:

INDEPENDENCE REALTY TRUST, INC.

By:
Name: James J. Sebra
Title: Chief Financial Officer

[Signature Page to Lock Up]

Annex B

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of May 11, 2015, by and between Independence Realty Trust, Inc., a Maryland corporation ( “Parent”) and the undersigned stockholder (the “Stockholder”) of Trade Street Residential, Inc., a Maryland corporation (the “Company”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), Adventure Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent OP (“OP Merger Sub”), IRT Limited Partner, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent OP (“Parent LLC”), the Company and Trade Street Operating Partnership, LP, a Delaware limited partnership (the “Company OP”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for (i) the merger (the “Partnership Merger”) of OP Merger Sub with and into the Company OP with the Company OP being the surviving entity and (ii) the merger of Parent LLC with and into the Company with the Company being the surviving entity (the “Company Merger” and, together with the Partnership Merger, the “Merger”).

B. As a condition and an inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and the Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that the Stockholder now or hereafter owns beneficially (as defined for purposes of this Agreement in Rule 13d-3 under the Exchange Act) or of record.

C. The Stockholder is the current beneficial or record owner, and has either sole or shared voting power over, 1,017,053 shares of Company Common Stock (the “Company Shares”).

D. Parent desires the Stockholder to agree, and the Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Company Shares and New Company Shares (as defined below), and to vote the Company Shares and New Company Shares in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“control” (including, with correlative meanings, the terms “controlled by” and “controlling”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliates” means, with respect to the Stockholder, each Affiliate controlled by such Stockholder.

“Expiration Date” shall mean the earlier to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is an Adverse Amendment or that results in a material decrease in the amount or change in form of consideration payable under the Merger Agreement, or (iv) the End Date (as such term is defined in the Merger Agreement).

“Permitted Transfer” shall mean, in each case, so long as such Transfer is in accordance with applicable Law and the Stockholder is and at all times has been in compliance with this Agreement, any Transfer to any Person, so long as such Person, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions applicable to the Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement with respect to the portion of the Company Common Stock that the Stockholder continues to beneficially own after such Transfer.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock, provided, however, that the foregoing shall not include any encumbrance created by this Agreement or restrictions on transfer under the Securities Act of 1933, as amended, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that any transaction described in these clauses (i) or (ii) shall not constitute a Transfer so long as such transaction does not in any way limit the ability of Stockholder to vote its Company Shares or New Company Shares in accordance with the terms of this Agreement.

2. Agreement to Retain Company Shares.

2.1 Transfer and Encumbrance of Company Shares. Other than a Permitted Transfer, until the Expiration Date, the Stockholder shall not (i) Transfer any of the Company Shares or New Company Shares, (ii) deposit any Company Shares, or New Company Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Company Shares or New Company Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto, or (iii) commit or agree to take any of the foregoing actions.

2.2 Additional Purchases. The Stockholder agrees that any shares of Company Common Stock that the Stockholder purchases or otherwise acquires (including, without limitation, by way of stock-split, stock dividend, conversion of securities or distribution or similar event) or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Company Shares”) shall, in each case, be subject to the terms and conditions of this Agreement to the same extent as if they constituted Company Shares.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Company Shares or New Company Shares in violation of Section 2.1 shall, to the fullest extent permitted by Law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of the Company.

3. Agreement to Vote and Approve; Irrevocable Proxy.

3.1 Company Shares. Hereafter until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters (any such meeting or other circumstance, a “Stockholders’ Meeting”), the Stockholder shall, or shall cause the holder of record of any Company Shares and New Company Shares on any applicable record date

(a “Record Date”) to (including via proxy), (i) appear at such Stockholders’ Meeting or otherwise cause the Company Shares or New Company Shares to be counted as present thereat for purposes of calculating a quorum and (ii) except as expressly provided herein, vote, or cause to be voted, the Company Shares and any New Company Shares: (a) in favor of the adoption and approval of the Merger Agreement, the Merger and the other Transactions (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof), (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other Transactions, (c) in favor of any proposal to adjourn a Stockholders’ Meeting to solicit additional proxies in favor of the approval of the Merger Agreement, the Merger and the other Transactions, and (d) against (I) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholder contained in this Agreement, (II) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (III) any Company Takeover Proposal or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone, discourage or adversely affect consummation of the Transactions, in each case to the extent that the stockholders of the Company are entitled to consider and vote on such matters(s) at a Stockholders’ Meeting. Notwithstanding the previous sentence, the Stockholder shall not be required to vote any Company Shares or New Shares in accordance with the previous sentence of this Section 3.1, if, either, (i) in accordance with Section 5.03(b) of the Merger Agreement, the Company Board makes an Adverse Recommendation Change or recommends the entrance into an Alternative Acquisition Agreement that is a Superior Proposal prior to obtaining Company Stockholder Approval, or (ii) the Merger Agreement or any of the transactions contemplated thereby has been amended or is proposed to be amended in a manner that is materially adverse to the Stockholder (such amendment, an “Adverse Amendment”).

3.2 Irrevocable Proxy. By execution of this Agreement, the Stockholder does hereby appoint and constitute Parent and any one or more other individuals designated by Parent, and each of them individually, until the Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Stockholder’s rights with respect to the Company Shares and New Company Shares, to vote each of the Company Shares and New Company Shares solely with respect to the matters set forth in Section 3.1 hereof, to the extent that the Stockholder is required to vote in accordance with the first sentence of Section 3.1; provided, however, that the foregoing shall only be effective if the Company Shares and the New Company Shares, to the extent such Company Shares and New Company Shares are held by the Stockholder at the close of business on the Record Date fail to be counted as present, or to be voted , as applicable, in accordance with Section 3.1 above. The Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date for all purposes, including without limitation Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by the Stockholder with respect to the Company Shares or New Company Shares. The Stockholder hereby ratifies and confirms all actions that the proxies authorized hereunder may lawfully do or cause to be done in accordance with this Agreement. The proxy granted by Stockholder pursuant to this Section is granted in order to secure Stockholder’s performance under this Agreement and also in consideration of Parent entering into the Merger Agreement.

4. No Solicitation. Hereafter until the Expiration Date, to the extent that the Company is prohibited from taking such action under Section 5.03 of the Merger Agreement the Stockholder shall not, nor shall such Stockholder authorize or permit any general partner, officer, director, advisor or representative of such Stockholder (collectively, “Representatives”) or any Controlled Affiliates of such Stockholder to, in its or their capacity as a stockholder, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal, (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any

Company Takeover Proposal, (iv) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Company Takeover Proposal (other than the Merger Agreement or a Superior Company Proposal) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (v) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to a Company Takeover Proposal, or (vi) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of a Company Takeover Proposal (other than the Merger Agreement or a Superior Company Proposal). The Stockholder shall, and shall instruct its Representatives and Affiliates that the Stockholder can control to, immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Person conducted heretofore with respect to any Company Takeover Proposal. Nothing in this Section 4 or otherwise in this Agreement shall in any way impede or prevent any Representative of the Stockholder that is a member of the Board of Directors of the Company from exercising and performing his duties as a director of the Company in accordance with applicable law.

5. Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, the Company or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Company Shares or New Company Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Company Shares and New Company Shares shall remain vested in and belong to the Stockholder, and neither Parent, the Company, nor any other Person shall have any power or authority to direct the Stockholder in the voting or disposition of any of the Company Shares or New Company Shares, except as otherwise expressly provided in this Agreement. Except as set forth in this Section 3.1, the Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Company Shares and the New Shares in any manner such Stockholder deems appropriate, including in connection with the election of directors.

6. Representations, Warranties and Covenants of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

6.1 Due Authority. The Stockholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.2 hereof. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

6.2 Organization, Standing and Corporate Power. The Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed.

6.3 Ownership of Company Shares. As of the date hereof, the Stockholder (i) is the beneficial or record owner of the Company Shares, free and clear of any and all Liens, other than those Liens created by this Agreement, and (ii) has either sole or shared voting power over all of the Company Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any capital stock or other securities of the Company or any Company Subsidiary other than the Company Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock or other securities of the Company or any Company Subsidiary.

6.4 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Stockholder or the Company Shares or (ii) to the knowledge of the Stockholder, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Company Shares are bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults, rights or Liens which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. Stockholder’s Company Shares are not, with respect to the voting of, subject to any other agreement, including, any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

(b) Other than the disclosure and filing of this Agreement with the SEC, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

6.5 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder or any of its Affiliates that the Stockholder can control or any of their respective properties or assets (including the Company Shares) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7. Representations, Warranties and Covenants of Parent. Parent hereby represents, warrants and covenants to the Stockholder as follows:

7.1 Due Authority. Parent has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

7.2 Organization, Standing and Corporate Power. Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted.

7.3 No Conflict; Consents. The execution and delivery of this Agreement by Parent do not, and the performance by Parent of the obligations under this Agreement and the compliance by Parent with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to Parent or the Company Common Stock or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or the Company Common Stock is bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults or rights which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of Parent to perform Parent’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7.4 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Affiliates that Parent can control or any of their respective properties or assets (including the Company Common Stock) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of Parent to perform Parent’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

8. Further Assurances. From time to time, at the request of Parent and without further consideration, the Stockholder shall take such further action as may reasonably be requested by Parent to carry out the intent of this Agreement.

9. Termination. This Agreement shall terminate automatically and shall have no further force or effect on or after the Expiration Date.

10. Notice of Certain Events. The Stockholder shall notify Parent promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Stockholder under this Agreement and (b) the receipt by the Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 10 shall not limit or otherwise affect the remedies available to any party.

11. Miscellaneous.

11.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

11.2 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party. Any attempted assignment contrary to the provisions of this Section 11.2 shall be null, void and of no legal force or effect. The Company shall be an express third party beneficiary of the agreements of the Stockholder contained in this Agreement.

11.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

11.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

11.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to Parent to:

Independence Realty Trust, Inc.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Facsimile: (215) 405-2945

Attention: James Sebra and Jamie Reyle

Email: jsebra@raitft.com

           jreyle@raitft.com

with a copy to:

Pepper Hamilton LLP

Two Logan Square

Eighteen and Arch Streets

Philadelphia, PA 19103

Facsimile: (215) 981-4750

Attention: Michael Friedman, Esq. and Matthew Greenberg, Esq.

Email: friedmam@pepperlaw.com

           greenbmm@pepperlaw.com

(b) if to the Stockholder:

c/o Senator Investment Group LP

510 Madison Ave.

New York, New York 10022

Facsimile: (212) 376-4301

Attention: Evan R. Gartenlaub, General Counsel

                 Michael Simanovsky@

Email: EGartenlaub@senatorlp.com

            MSimanovsky@senatorlp.com

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Facsimile: (212) 593-5955

Attention: Eleazer N. Klein, Esq.

E-mail: eleazer.klein@srz.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

11.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland. All proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”). Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program.

11.7 WAIVER OF JURY TRIAL. EACH OF PARENT AND THE STOCKHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

11.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

11.9 Counterparts. This Agreement may be executed (including by facsimile or email of a .pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties hereto may deliver this Agreement by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

11.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

11.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

11.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

11.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

11.14 Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder’s identity and holdings of the Company Shares, and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as practicable, the Stockholder shall notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

11.15 Stockholders Capacity. The Stockholder is signing this Agreement solely in the Stockholder’s capacity as an owner of its Company Shares and nothing herein shall limit, prohibit, prevent or affect any actions taken by any director of the Parent or the Company nominated by such Stockholder in his or her capacity as a director, including participating in any discussions or negotiations in accordance with Section 5.03 of the Merger Agreement.

11.16 Other Agreements. Parent hereby represents and warrants and covenants and agrees that any agreement entered into by Parent with any Person with respect to agreements similar to those set forth in this Agreement will be in form and substance identical to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

PARENT:

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

SENATOR GLOBAL OPPORTUNITY INTERMEDIATE FUND LP

By:	/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: Authorized Person

[Signature Page to Voting Agreement]

Annex C

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of May 11, 2015, by and between Independence Realty Trust, Inc., a Maryland corporation ( “Parent”) and the undersigned stockholder (the “Stockholder”) of Trade Street Residential, Inc., a Maryland corporation (the “Company”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), Adventure Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent OP (“OP Merger Sub”), IRT Limited Partner, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent OP (“Parent LLC”), the Company and Trade Street Operating Partnership, LP, a Delaware limited partnership (the “Company OP”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for (i) the merger (the “Partnership Merger”) of OP Merger Sub with and into the Company OP with the Company OP being the surviving entity and (ii) the merger of Parent LLC with and into the Company with the Company being the surviving entity (the “Company Merger” and, together with the Partnership Merger, the “Merger”).

B. As a condition and an inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that the Stockholder, and the Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that the Stockholder now or hereafter owns beneficially (as defined for purposes of this Agreement in Rule 13d-3 under the Exchange Act) or of record.

C. The Stockholder is the current beneficial or record owner, and has either sole or shared voting power over, 8,299,002 shares of Company Common Stock (the “Company Shares”).

D. Parent desires the Stockholder to agree, and the Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Company Shares and New Company Shares (as defined below), and to vote the Company Shares and New Company Shares in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“control” (including, with correlative meanings, the terms “controlled by” and “controlling”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliates” means, with respect to the Stockholder, each Affiliate controlled by such Stockholder.

“Expiration Date” shall mean the earlier to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is an Adverse Amendment or that results in a material decrease in the amount or change in form of consideration payable under the Merger Agreement, or (iv) the End Date (as such term is defined in the Merger Agreement).

“Permitted Transfer” shall mean, in each case, so long as such Transfer is in accordance with applicable Law and the Stockholder is and at all times has been in compliance with this Agreement, any Transfer to any Person, so long as such Person, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions applicable to the Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement with respect to the portion of the Company Common Stock that the Stockholder continues to beneficially own after such Transfer.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock, provided, however, that the foregoing shall not include any encumbrance created by this Agreement or restrictions on transfer under the Securities Act of 1933, as amended, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that any transaction described in these clauses (i) or (ii) shall not constitute a Transfer so long as such transaction does not in any way limit the ability of Stockholder to vote its Company Shares or New Company Shares in accordance with the terms of this Agreement.

2. Agreement to Retain Company Shares.

2.1 Transfer and Encumbrance of Company Shares. Other than a Permitted Transfer, until the Expiration Date, the Stockholder shall not (i) Transfer any of the Company Shares or New Company Shares, (ii) deposit any Company Shares, or New Company Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Company Shares or New Company Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto, or (iii) commit or agree to take any of the foregoing actions.

2.2 Additional Purchases. The Stockholder agrees that any shares of Company Common Stock that the Stockholder purchases or otherwise acquires (including, without limitation, by way of stock-split, stock dividend, conversion of securities or distribution or similar event) or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Company Shares”) shall, in each case, be subject to the terms and conditions of this Agreement to the same extent as if they constituted Company Shares.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Company Shares or New Company Shares in violation of Section 2.1 shall, to the fullest extent permitted by Law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of the Company.

3. Agreement to Vote and Approve; Irrevocable Proxy.

3.1 Company Shares. Hereafter until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters (any such meeting or other circumstance, a “Stockholders’ Meeting”), the Stockholder shall, or shall cause the holder of record of any Company Shares and New Company Shares on any applicable record date (a “Record Date”) to (including via proxy), (i) appear at such Stockholders’ Meeting or otherwise cause the Company Shares or New Company Shares to be counted as present thereat for purposes of calculating a quorum and (ii) except as expressly provided herein, vote, or cause to be voted, the Company Shares and any New Company Shares: (a) in favor of the adoption and approval of the Merger Agreement, the Merger and the other Transactions (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof), (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other Transactions, (c) in favor of any proposal to adjourn a Stockholders’ Meeting to solicit additional proxies in favor of the approval of the Merger Agreement, the Merger and the other Transactions, and (d) against (I) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholder contained in this Agreement, (II) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (III) any Company Takeover Proposal or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone, discourage or adversely affect consummation of the Transactions, in each case to the extent that the stockholders of the Company are entitled to consider and vote on such matters(s) at a Stockholders’ Meeting. Notwithstanding the previous sentence, the Stockholder shall not be required to vote any Company Shares or New Shares in accordance with the previous sentence of this Section 3.1, if, either, (i) in accordance with Section 5.03(b) of the Merger Agreement, the Company Board makes an Adverse Recommendation Change or recommends the entrance into an Alternative Acquisition Agreement that is a Superior Proposal prior to obtaining Company Stockholder Approval, or (ii) the Merger Agreement or any of the transactions contemplated thereby has been amended or is proposed to be amended in a manner that is materially adverse to the Stockholder (such amendment, an “Adverse Amendment”).

3.2 Irrevocable Proxy. By execution of this Agreement, the Stockholder does hereby appoint and constitute Parent and any one or more other individuals designated by Parent, and each of them individually, until the Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Stockholder’s rights with respect to the Company Shares and New Company Shares, to vote each of the Company Shares and New Company Shares solely with respect to the matters set forth in Section 3.1 hereof, to the extent that the Stockholder is required to vote in accordance with the first sentence of Section 3.1; provided, however, that the foregoing shall only be effective if the Company Shares and the New Company Shares, to the extent such Company Shares and New Company Shares are held by the Stockholder at the close of business on the Record Date fail to be counted as present, or to be voted , as applicable, in accordance with Section 3.1 above. The Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date for all purposes, including without limitation Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by the Stockholder with respect to the Company Shares or New Company Shares. The Stockholder hereby ratifies and confirms all actions that the proxies authorized hereunder may lawfully do or cause to be done in accordance with this Agreement. The proxy granted by Stockholder pursuant to this Section is granted in order to secure Stockholder’s performance under this Agreement and also in consideration of Parent entering into the Merger Agreement.

4. No Solicitation. Hereafter until the Expiration Date, to the extent that the Company is prohibited from taking such action under Section 5.03 of the Merger Agreement the Stockholder shall not, nor shall such Stockholder authorize or permit any general partner, officer, director, advisor or representative of such Stockholder (collectively, “Representatives”) or any Controlled Affiliates of such Stockholder to, in its or their capacity as a stockholder, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal, (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal, (iv) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Company Takeover Proposal (other than the Merger Agreement or a Superior Company Proposal) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (v) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to a Company Takeover Proposal, or (vi) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of a Company Takeover Proposal (other than the Merger Agreement or a Superior Company Proposal). The Stockholder shall, and shall instruct its Representatives and Affiliates that the Stockholder can control to, immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Person conducted heretofore with respect to any Company Takeover Proposal. Nothing in this Section 4 or otherwise in this Agreement shall in any way impede or prevent any Representative of the Stockholder that is a member of the Board of Directors of the Company from exercising and performing his duties as a director of the Company in accordance with applicable law.

5. Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, the Company or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Company Shares or New Company Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Company Shares and New Company Shares shall remain vested in and belong to the Stockholder, and neither Parent, the Company, nor any other Person shall have any power or authority to direct the Stockholder in the voting or disposition of any of the Company Shares or New Company Shares, except as otherwise expressly provided in this Agreement. Except as set forth in this Section 3.1, the Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Company Shares and the New Shares in any manner such Stockholder deems appropriate, including in connection with the election of directors.

6. Representations, Warranties and Covenants of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

6.1 Due Authority. The Stockholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.2 hereof. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

6.2 Organization, Standing and Corporate Power. The Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed.

6.3 Ownership of Company Shares. As of the date hereof, the Stockholder (i) is the beneficial or record owner of the Company Shares, free and clear of any and all Liens, other than those Liens created by this Agreement, and (ii) has either sole or shared voting power over all of the Company Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any capital stock or other securities of the Company or any Company Subsidiary other than the Company Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock or other securities of the Company or any Company Subsidiary.

6.4 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Stockholder or the Company Shares or (ii) to the knowledge of the Stockholder, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Company Shares are bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults, rights or Liens which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. Stockholder’s Company Shares are not, with respect to the voting of, subject to any other agreement, including, any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

(b) Other than the disclosure and filing of this Agreement with the SEC, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

6.5 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder or any of its Affiliates that the Stockholder can control or any of their respective properties or assets (including the Company Shares) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7. Representations, Warranties and Covenants of Parent. Parent hereby represents, warrants and covenants to the Stockholder as follows:

7.1 Due Authority. Parent has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

7.2 Organization, Standing and Corporate Power. Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted.

7.3 No Conflict; Consents. The execution and delivery of this Agreement by Parent do not, and the performance by Parent of the obligations under this Agreement and the compliance by Parent with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to Parent or the Company Common Stock or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or the Company Common Stock is bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults or rights which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of Parent to perform Parent’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7.4 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Affiliates that Parent can control or any of their respective properties or assets (including the Company Common Stock) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of Parent to perform Parent’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

8. Further Assurances. From time to time, at the request of Parent and without further consideration, the Stockholder shall take such further action as may reasonably be requested by Parent to carry out the intent of this Agreement.

9. Termination. This Agreement shall terminate automatically and shall have no further force or effect on or after the Expiration Date.

10. Notice of Certain Events. The Stockholder shall notify Parent promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Stockholder under this Agreement and (b) the receipt by the Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 10 shall not limit or otherwise affect the remedies available to any party.

11. Miscellaneous.

11.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

11.2 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party. Any attempted assignment contrary to the provisions of this Section 11.2 shall be null, void and of no legal force or effect. The Company shall be an express third party beneficiary of the agreements of the Stockholder contained in this Agreement.

11.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

11.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

11.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to Parent to:

Independence Realty Trust, Inc.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Facsimile: (215) 405-2945

Attention: James Sebra and Jamie Reyle

Email: jsebra@raitft.com

            jreyle@raitft.com

with a copy to:

Pepper Hamilton LLP

Two Logan Square

Eighteen and Arch Streets

Philadelphia, PA 19103

Facsimile: (215) 981-4750

Attention: Michael Friedman, Esq. and Matthew Greenberg, Esq.

Email: friedmam@pepperlaw.com

            greenbmm@pepperlaw.com

(b) if to the Stockholder:

c/o Senator Investment Group LP

510 Madison Ave.

New York, New York 10022

Facsimile: (212) 376-4301

Attention: Evan R. Gartenlaub, General Counsel

                  Michael Simanovsky@

Email: EGartenlaub@senatorlp.com

            MSimanovsky@senatorlp.com

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Facsimile: (212) 593-5955

Attention: Eleazer N. Klein, Esq.

E-mail: eleazer.klein@srz.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

11.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland. All proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”). Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program.

11.7 WAIVER OF JURY TRIAL. EACH OF PARENT AND THE STOCKHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

11.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

11.9 Counterparts. This Agreement may be executed (including by facsimile or email of a .pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties hereto may deliver this Agreement by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

11.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

11.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

11.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

11.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

11.14 Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder’s identity and holdings of the Company Shares, and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as practicable, the Stockholder shall notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

11.15 Stockholders Capacity. The Stockholder is signing this Agreement solely in the Stockholder’s capacity as an owner of its Company Shares and nothing herein shall limit, prohibit, prevent or affect any actions taken by any director of the Parent or the Company nominated by such Stockholder in his or her capacity as a director, including participating in any discussions or negotiations in accordance with Section 5.03 of the Merger Agreement.

11.16 Other Agreements. Parent hereby represents and warrants and covenants and agrees that any agreement entered into by Parent with any Person with respect to agreements similar to those set forth in this Agreement will be in form and substance identical to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

PARENT:

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

SENATOR GLOBAL OPPORTUNITY FUND LP

By:	/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: Authorized Person

[Signature Page to Voting Agreement]

Annex D

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of May 11, 2015, by and between Independence Realty Trust, Inc., a Maryland corporation ( “Parent”) and the undersigned stockholders (each, a “Stockholder”, and collectively, the “Stockholders”) of Trade Street Residential, Inc., a Maryland corporation (the “Company”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), Adventure Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent OP (“OP Merger Sub”), IRT Limited Partner, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent OP (“Parent LLC”), the Company and Trade Street Operating Partnership, LP, a Delaware limited partnership (the “Company OP”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for (i) the merger (the “Partnership Merger”) of OP Merger Sub with and into the Company OP with the Company OP being the surviving entity and (ii) the merger of Parent LLC with and into the Company with the Company being the surviving entity (the “Company Merger” and, together with the Partnership Merger, the “Merger”).

B. As a condition and an inducement to Parent’s willingness to enter into the Merger Agreement, Parent has required that each Stockholder, and each Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) that such Stockholder now or hereafter owns beneficially (as defined for purposes of this Agreement in Rule 13d-3 under the Exchange Act) or of record.

C. Each Stockholder is the current beneficial or record owner, and has either sole or shared voting power over shares of Company Common Stock (the “Company Shares”) as follows:

Stockholder	Number of Company Shares
Monarch Debt Recovery Master Fund Ltd	2,162,891
Monarch Opportunities Master Fund Ltd	3,120,453
Monarch Capital Master Partners II LP	170,015
Monarch Capital Master Partners II-A LP	1,840,670
P Monarch Recovery Ltd	720,552
Monarch Alternative Solutions Master Fund Ltd.	438,097

D. Parent desires each Stockholder to agree, and each Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Company Shares and New Company Shares (as defined below) owned by such Stockholder, and to vote such Company Shares and New Company Shares in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“control” (including, with correlative meanings, the terms “controlled by” and “controlling”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliates” means, with respect to a Stockholder, each Affiliate controlled by such Stockholder.

“Expiration Date” shall mean the earlier to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is an Adverse Amendment or that results in a material decrease in the amount or change in form of consideration payable under the Merger Agreement, or (iv) the End Date (as such term is defined in the Merger Agreement).

“Permitted Transfer” shall mean, in each case, so long as such Transfer is in accordance with applicable Law and a Stockholder is and at all times has been in compliance with this Agreement, any Transfer to any Person, so long as such Person, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions applicable to such Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement with respect to the portion of the Company Common Stock that such Stockholder continues to beneficially own after such Transfer.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock, provided, however, that the foregoing shall not include any encumbrance created by this Agreement or restrictions on transfer under the Securities Act of 1933, as amended, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that any transaction described in these clauses (i) or (ii) shall not constitute a Transfer so long as such transaction does not in any way limit the ability of such Stockholder to vote its Company Shares or New Company Shares in accordance with the terms of this Agreement.

2. Agreement to Retain Company Shares.

2.1 Transfer and Encumbrance of Company Shares. Other than a Permitted Transfer, until the Expiration Date, each Stockholder shall not (i) Transfer any of the Company Shares or New Company Shares, (ii) deposit any Company Shares, or New Company Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Company Shares or New Company Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto, or (iii) commit or agree to take any of the foregoing actions.

2.2 Additional Purchases. Each Stockholder agrees that any shares of Company Common Stock that such Stockholder purchases or otherwise acquires (including, without limitation, by way of stock-split, stock dividend, conversion of securities or distribution or similar event) or with respect to which such Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Company Shares”) shall, in each case, be subject to the terms and conditions of this Agreement to the same extent as if they constituted Company Shares.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Company Shares or New Company Shares in violation of Section 2.1 shall, to the fullest extent permitted by Law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of the Company.

3. Agreement to Vote and Approve; Irrevocable Proxy.

3.1 Company Shares. Hereafter until the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following matters (any such meeting or other circumstance, a “Stockholders’ Meeting”), each Stockholder shall, or shall cause the holder of record of any Company Shares and New Company Shares on any applicable record date (a “Record Date”) to (including via proxy), (i) appear at such Stockholders’ Meeting or otherwise cause the Company Shares or New Company Shares to be counted as present thereat for purposes of calculating a quorum and (ii) except as expressly provided herein, vote, or cause to be voted, the Company Shares and any New Company Shares: (a) in favor of the adoption and approval of the Merger Agreement, the Merger and the other Transactions (including any amendments or modifications of the terms thereof adopted in accordance with the terms thereof), (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other Transactions, (c) in favor of any proposal to adjourn a Stockholders’ Meeting to solicit additional proxies in favor of the approval of the Merger Agreement, the Merger and the other Transactions, and (d) against (I) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Stockholder contained in this Agreement, (II) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (III) any Company Takeover Proposal or any other action, agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone, discourage or adversely affect consummation of the Transactions, in each case to the extent that the stockholders of the Company are entitled to consider and vote on such matters(s) at a Stockholders’ Meeting. Notwithstanding the previous sentence, no Stockholder shall be required to vote any Company Shares or New Shares in accordance with the previous sentence of this Section 3.1, if, either, (i) in accordance with Section 5.03(b) of the Merger Agreement, the Company Board makes an Adverse Recommendation Change or recommends the entrance into an Alternative Acquisition Agreement that is a Superior Proposal prior to obtaining Company Stockholder Approval, or (ii) the Merger Agreement or any of the transactions contemplated thereby has been amended or is proposed to be amended in a manner that is materially adverse to any Stockholder (such amendment, an “Adverse Amendment”).

3.2 Irrevocable Proxy. By execution of this Agreement, each Stockholder does hereby appoint and constitute Parent and any one or more other individuals designated by Parent, and each of them individually, until the Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as such Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of such Stockholder’s rights with respect to the Company Shares and New Company Shares, to vote each of the Company Shares and New Company Shares solely with respect to the matters set forth in Section 3.1 hereof, to the extent that such Stockholder is required to vote in accordance with the first sentence of Section 3.1; provided, however, that the foregoing shall only be effective if the Company Shares and the New Company Shares, to the extent such Company Shares and New Company Shares are held by such Stockholder at the close of business on the Record Date fail to be counted as present, or to be voted , as applicable, in accordance with Section 3.1 above. Each Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date for all purposes, including without limitation Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by such Stockholder with respect to the Company Shares or New Company Shares. Each Stockholder hereby ratifies and confirms all actions that the proxies authorized hereunder may lawfully do or cause to be done in accordance with this Agreement. The proxy granted by such Stockholder pursuant to this Section is granted in order to secure such Stockholder’s performance under this Agreement and also in consideration of Parent entering into the Merger Agreement.

4. No Solicitation. Hereafter until the Expiration Date, to the extent that the Company is prohibited from taking such action under Section 5.03 of the Merger Agreement each Stockholder shall not, nor shall such

Stockholder authorize or permit any general partner, officer, director, advisor or representative of such Stockholder (collectively, “Representatives”) or any Controlled Affiliates of such Stockholder to, in its or their capacity as a stockholder, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) enter into any agreement, letter of intent, memorandum of understanding or other similar instrument with respect to any Company Takeover Proposal, (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or for the purpose of encouraging or facilitating, any Company Takeover Proposal, (iv) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to a Company Takeover Proposal (other than the Merger Agreement or a Superior Company Proposal) or otherwise knowingly encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (v) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to a Company Takeover Proposal, or (vi) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of a Company Takeover Proposal (other than the Merger Agreement or a Superior Company Proposal). Each Stockholder shall, and shall instruct its Representatives and Affiliates that such Stockholder can control to, immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any Person conducted heretofore with respect to any Company Takeover Proposal. Nothing in this Section 4 or otherwise in this Agreement shall in any way impede or prevent any Representative of a Stockholder that is a member of the Board of Directors of the Company from exercising and performing his duties as a director of the Company in accordance with applicable law.

5. Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent, the Company or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Company Shares or New Company Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Company Shares and New Company Shares shall remain vested in and belong to the applicable Stockholder, and neither Parent, the Company, nor any other Person shall have any power or authority to direct any Stockholder in the voting or disposition of any of the Company Shares or New Company Shares, except as otherwise expressly provided in this Agreement. Except as set forth in this Section 3.1, each Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Company Shares and the New Shares in any manner such Stockholder deems appropriate, including in connection with the election of directors.

6. Representations, Warranties and Covenants of the Stockholder. Each Stockholder, solely with respect to itself, hereby represents and warrants to Parent as follows:

6.1 Due Authority. The Stockholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.2 hereof. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

6.2 Organization, Standing and Corporate Power. The Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed.

6.3 Ownership of Company Shares. As of the date hereof, the Stockholder (i) is the beneficial or record owner of the Company Shares, free and clear of any and all Liens, other than those Liens created by this Agreement, and (ii) has either sole or shared voting power over all of the Company Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any capital stock or other securities of the Company or any Company Subsidiary other than the Company Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock or other securities of the Company or any Company Subsidiary.

6.4 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Stockholder or the Company Shares or (ii) to the knowledge of the Stockholder, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Company Shares are bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults, rights or Liens which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. Stockholder’s Company Shares are not, with respect to the voting of, subject to any other agreement, including, any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

(b) Other than the disclosure and filing of this Agreement with the SEC, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

6.5 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder or any of its Affiliates that the Stockholder can control or any of their respective properties or assets (including the Company Shares) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7. Representations, Warranties and Covenants of Parent. Parent hereby represents, warrants and covenants to the Stockholders as follows:

7.1 Due Authority. Parent has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

7.2 Organization, Standing and Corporate Power. Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted.

7.3 No Conflict; Consents. The execution and delivery of this Agreement by Parent do not, and the performance by Parent of the obligations under this Agreement and the compliance by Parent with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to Parent or the Company Common Stock or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or the Company Common Stock is bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults or rights which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of Parent to perform Parent’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7.4 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent or any of its Affiliates that Parent can control or any of their respective properties or assets (including the Company Common Stock) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of Parent to perform Parent’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

8. Further Assurances. From time to time, at the request of Parent and without further consideration, the Stockholders shall take such further action as may reasonably be requested by Parent to carry out the intent of this Agreement.

9. Termination. This Agreement shall terminate automatically and shall have no further force or effect on or after the Expiration Date.

10. Notice of Certain Events. A Stockholder shall notify Parent promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of such Stockholder under this Agreement and (b) the receipt by such Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 11 shall not limit or otherwise affect the remedies available to any party.

11. Miscellaneous.

11.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

11.2 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party. Any attempted assignment contrary to the provisions of this Section 11.2 shall be null, void and of no legal force or effect. The Company shall be an express third party beneficiary of the agreements of the Stockholders contained in this Agreement.

11.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

11.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

11.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to Parent to:

Independence Realty Trust, Inc.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Facsimile: (215) 405-2945

Attention: James Sebra and Jamie Reyle

Email: jsebra@raitft.com

           jreyle@raitft.com

with a copy to:

Pepper Hamilton LLP

Two Logan Square

Eighteen and Arch Streets

Philadelphia, PA 19103

Facsimile: (215) 981-4750

Attention: Michael Friedman, Esq. and Matthew Greenberg, Esq.

Email: friedmam@pepperlaw.com

            greenbmm@pepperlaw.com

(b) if to the Stockholders:

c/o Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Facsimile: 212-554-1701

Attention: Adam Sklar and Michael Kelly

Email: Adam.Sklar@monarchlp.com

           Michael.Kelly@monarchlp.com

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Facsimile: 212-728-9968

Attention: Mark Cognetti, Esq.

Email: mcognetti@willkie.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

11.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland. All proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”). Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program.

11.7 WAIVER OF JURY TRIAL. EACH OF PARENT AND STOCKHOLDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

11.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

11.9 Counterparts. This Agreement may be executed (including by facsimile or email of a .pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties hereto may deliver this Agreement by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

11.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

11.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

11.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

11.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

11.14 Documentation and Information. Each Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of such Stockholder’s identity and holdings of the Company Shares, and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as practicable, a Stockholder shall notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

11.15 Stockholders Capacity. Each Stockholder is signing this Agreement solely in the Stockholder’s capacity as an owner of its Company Shares and nothing herein shall limit, prohibit, prevent or affect any actions taken by any director of the Parent or the Company nominated by such Stockholder in his or her capacity as a director, including participating in any discussions or negotiations in accordance with Section 5.03 of the Merger Agreement.

11.16 Other Agreements. Parent hereby represents and warrants and covenants and agrees that any agreement entered into by Parent with any Person with respect to agreements similar to those set forth in this Agreement will be in form and substance identical to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

PARENT:

INDEPENDENCE REALTY TRUST, INC.

By:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

MONARCH DEBT RECOVERY MASTER FUND LTD
MONARCH OPPORTUNITIES MASTER FUND LTD
MCP HOLDINGS MASTER LP
MONARCH CAPITAL MASTER PARTNERS II LP
P MONARCH RECOVERY LTD.
MONARCH ALTERNATIVE SOLUTIONS MASTER FUND LTD

By: Monarch Alternative Capital LP, an investment manager

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

[Signature Page to Voting Agreement]

Annex E

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of May 11, 2015, by and between Trade Street Residential, Inc., a Maryland corporation (the “Company”) and the undersigned stockholder (the “Stockholder”) of Independence Realty Trust, Inc., a Maryland corporation (“Parent”).

RECITALS

A. Concurrently with the execution of this Agreement, Parent, Independence Realty Operating Partnership, LP, a Delaware limited partnership (“Parent OP”), Adventure Merger Sub LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent OP (“OP Merger Sub”), IRT Limited Partner, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent OP (“Parent LLC”), the Company and Trade Street Operating Partnership, LP, a Delaware limited partnership (the “Company OP”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for (i) the merger (the “Partnership Merger”) of OP Merger Sub with and into the Company OP with the Company OP being the surviving entity and (ii) the merger of Parent LLC with and into the Company with the Company being the surviving entity (the “Company Merger” and, together with the Partnership Merger, the “Merger”).

B. As a condition and an inducement to the Company’s willingness to enter into the Merger Agreement, the Company has required that the Stockholder, and the Stockholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) that the Stockholder now or hereafter owns beneficially (as defined for purposes of this Agreement in Rule 13d-3 under the Exchange Act) or of record.

C. The Stockholder is the current beneficial or record owner, and has either sole or shared voting power over, 7,269,719 shares of Parent Common Stock (the “Parent Shares”).

D. The Company desires the Stockholder to agree, and the Stockholder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of the Parent Shares and New Parent Shares (as defined below), and to vote the Parent Shares and New Parent Shares in a manner so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“control” (including, with correlative meanings, the terms “controlled by” and “controlling”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Expiration Date” shall mean the earlier to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, (iii) the date of any modification, waiver, change or amendment to the Merger Agreement that is an Adverse Amendment, or (iv) the End Date (as such term is defined in the Merger Agreement).

“Permitted Transfer” shall mean, in each case, so long as such Transfer is in accordance with applicable Law and the Stockholder is and at all times has been in compliance with this Agreement, any Transfer to any Person, so long as such Person, in connection with such Transfer, executes a joinder to this Agreement pursuant to which such Person agrees to become a party to this Agreement and be subject to the restrictions applicable to the Stockholder and otherwise become a party for all purposes of this Agreement; provided, that no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement with respect to the portion of the Company Common Stock that the Stockholder continues to beneficially own after such Transfer.

“Transfer” shall mean (i) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any capital stock (or any security convertible or exchangeable into capital stock) or interest in any capital stock, provided, however, that the foregoing shall not include any encumbrance created by this Agreement or restrictions on transfer under the Securities Act of 1933, as amended, or (ii) entering into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise; provided, that any transaction described in these clauses (i) or (ii) shall not constitute a Transfer so long as such transaction does not in any way limit the ability of Stockholder to vote its Parent Shares or New Parent Shares in accordance with the terms of this Agreement.

2. Agreement to Retain Parent Shares.

2.1 Transfer and Encumbrance of Parent Shares. Other than a Permitted Transfer, until the Expiration Date, the Stockholder shall not (i) Transfer any of the Parent Shares or New Parent Shares, (ii) deposit any Parent Shares, or New Parent Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Parent Shares or New Parent Shares or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto, or (iii) commit or agree to take any of the foregoing actions.

2.2 Additional Purchases. The Stockholder agrees that any shares of Parent Common Stock that the Stockholder purchases or otherwise acquires (including, without limitation, by way of stock-split, stock dividend, conversion of securities or distribution or similar event) or with respect to which the Stockholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date (the “New Parent Shares”) shall, in each case, be subject to the terms and conditions of this Agreement to the same extent as if they constituted Parent Shares.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any of the Parent Shares or New Parent Shares in violation of Section 2.1 shall, to the fullest extent permitted by Law, be null and void ab initio, and Parent shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported Transfer on the share register of Parent.

3. Agreement to Vote and Approve; Irrevocable Proxy.

3.1 Parent Shares. Hereafter until the Expiration Date, at every meeting of the stockholders of Parent called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following matters (any such meeting or other circumstance, a “Stockholders’ Meeting”), the Stockholder shall, or shall cause the holder of record of any Parent Shares or New Parent Shares on any applicable record date (a “Record Date”) to (including via proxy), (i) appear at such Stockholders’ Meeting or otherwise cause the Parent Shares or

New Parent Shares to be counted as present thereat for purposes of calculating a quorum and (ii) except as expressly provided herein, vote, or cause to be voted, the Parent Shares and any New Parent Shares: (a) in favor of the issuance of Parent Common Stock in connection with the Merger, (b) in favor of any other matter that is reasonably required to facilitate the consummation of the Merger and the other Transactions, (c) in favor of any proposal to adjourn a Stockholders’ Meeting to solicit additional proxies in favor of the approval of the issuance of the Parent Common Stock in connection with the Merger, and (d) against (I) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being fulfilled, and (II) any action which would reasonably be expected to materially impede, interfere with, materially delay, materially postpone or adversely affect consummation of the Transactions, in each case to the extent that the stockholders of Parent are entitled to consider and vote on such matters(s) at a Stockholders’ Meeting. Notwithstanding the previous sentence, the Stockholder shall not be required to vote any Parent Shares or New Parent Shares in accordance with the previous sentence of this Section 3.1, if, either, (i) the Parent Board changes its recommendation that the stockholders of Parent approve the Merger prior to obtaining Parent Stockholder Approval, or (ii) the Merger Agreement or any of the transactions contemplated thereby has been amended or is proposed to be amended in a manner that is materially adverse to the Stockholder (such amendment, an “Adverse Amendment”)

3.2 Irrevocable Proxy. By execution of this Agreement, the Stockholder does hereby appoint and constitute the Company and any one or more other individuals designated by the Company, and each of them individually, until the Expiration Date (at which time this proxy shall automatically be revoked), with full power of substitution and resubstitution, as the Stockholder’s true and lawful attorneys-in-fact and irrevocable proxies, to the fullest extent of the Stockholder’s rights with respect to the Parent Shares and New Parent Shares, to vote each of the Parent Shares and New Parent Shares solely with respect to the matters set forth in Section 3.1 hereof, to the extent that the Stockholder is required to vote in accordance with the first sentence of Section 3.1; provided, however, that the foregoing shall only be effective if the Parent Shares and the New Parent Shares, to the extent such Parent Shares and New Parent Shares are held by Stockholder at the close of business on the Record Date, fail to be counted as present or to be voted, as applicable, in accordance with Section 3 above. The Stockholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date for all purposes, including without limitation Section 2-507(d) of the Maryland General Corporation Law, and hereby revokes any proxy previously granted by the Stockholder with respect to the Parent Shares or New Parent Shares. The Stockholder hereby ratifies and confirms all actions that the proxies authorized hereunder may lawfully do or cause to be done in accordance with this Agreement. The proxy granted by Stockholder pursuant to this Section is granted in order to secure Stockholder’s performance under this Agreement and also in consideration of the Company entering into the Merger Agreement.

4. Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company, Parent or any other Person any direct or indirect ownership or incidence of ownership of or with respect to, or pecuniary interest in, any of the Parent Shares or New Parent Shares. All rights, ownership and economic benefits of and relating to, and pecuniary interest in, the Parent Shares and New Parent Shares shall remain vested in and belong to the Stockholder, and neither the Company, Parent, nor any other Person shall have any power or authority to direct the Stockholder in the voting or disposition of any of the Parent Shares or New Parent Shares, except as otherwise expressly provided in this Agreement. Except as set forth in Section 3.1, the Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Parent Shares and New Parent Shares in any manner such Stockholder deems appropriate, including in connection with the election of directors.

5. Representations, Warranties and Covenants of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

5.1 Due Authority. The Stockholder has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement and to grant the irrevocable proxy as set forth in Section 3.2 hereof. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

5.2 Organization, Standing and Corporate Power. The Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed.

5.3 Ownership of Parent Shares. As of the date hereof, the Stockholder (i) is the beneficial or record owner of the Parent Shares, free and clear of any and all Liens, other than those Liens created by this Agreement and (ii) has either sole or shared voting power over all of the Parent Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any capital stock or other securities of Parent or any Parent Subsidiary other than the Parent Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock or other securities of Parent or any Parent Subsidiary.

5.4 No Conflict; Consents.

(a) The execution and delivery of this Agreement by the Stockholder do not, and the performance by the Stockholder of the obligations under this Agreement and the compliance by the Stockholder with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Stockholder or the Parent Shares or (ii) to the knowledge of Stockholder, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Parent Shares are bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults, rights or Liens which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis. Stockholder’s Parent Shares are not, with respect to the voting of, subject to any other agreement, including, any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

(b) Other than the disclosure and filing of this Agreement with the SEC, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby.

5.5 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of the Stockholder, threatened against or affecting, the Stockholder or any of its Affiliates that the Stockholder can control or any of their respective properties or assets (including the Parent Shares) at Law or in equity that would reasonably be expected to impair or adversely affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6. Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to the Stockholder as follows:

6.1 Due Authority. The Company has the legal capacity and full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

6.2 Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted.

6.3 No Conflict; Consents. The execution and delivery of this Agreement by the Company do not, and the performance by the Company of the obligations under this Agreement and the compliance by the Company with any provisions hereof do not and will not: (i) conflict with or violate in any material respect any Laws applicable to the Company or the Company Common Stock or (ii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company is bound, except in each case of clauses (i) and (ii) above, for such conflicts, violations, breaches, defaults or rights which would not, in the aggregate, reasonably be expected to impair or adversely affect the ability of the Company to perform the Company’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6.4 Absence of Litigation. There is no Legal Proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Affiliates that the Company can control or any of their respective properties or assets at Law or in equity that would reasonably be expected to impair or adversely affect the ability of the Company to perform the Company’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

7. Further Assurances. From time to time, at the request of the Company and without further consideration, the Stockholder shall take such further action as may reasonably be requested by the Company to carry out the intent of this Agreement.

8. Termination. This Agreement shall terminate automatically and shall have no further force or effect on or after the Expiration Date.

9. Notice of Certain Events. The Stockholder shall notify the Company promptly of (a) any fact, event or circumstance that would cause, or reasonably be expected to cause or constitute, a breach in any material respect of the representations and warranties of the Stockholder under this Agreement and (b) the receipt by the Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement; provided, however, that the delivery of any notice pursuant to this Section 9 shall not limit or otherwise affect the remedies available to any party.

10. Miscellaneous.

10.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

10.2 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party. Any attempted assignment contrary to the provisions of this Section 10.2 shall be null, void and of no legal force or effect. Parent shall be an express third party beneficiary of the agreements of the Stockholder contained in this Agreement.

10.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

10.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

10.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to the Company to:

Trade Street Residential, Inc.

19950 West Country Club Drive

Aventura, Florida 33180

Facsimile: (786) 248-3679

Attention: Richard Ross

Email: rross@trade-street.com

with a copy to:

Morrison & Foerster LLP

2000 Pennsylvania Avenue, N.W.

Suite 6000

Washington, D.C. 20006

Facsimile: (202) 887-0763

Attention: John Good, Esq. and David P. Slotkin, Esq.

Email: jgood@mofo.com

            dslotkin@mofo.com

(b) if to the Stockholder:

RAIT Financial Trust

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Facsimile: (215) 405-2945

Attention: James Sebra and Jamie Reyle

Email: jsebra@raitft.com

            jreyle@raitft.com

with a copy to:

Pepper Hamilton LLP

Two Logan Square

Eighteen and Arch Streets Philadelphia, PA 19103

Facsimile: (215) 981-4750

Attention: Michael Friedman, Esq. and Matthew Greenberg, Esq.

Email: friedmam@pepperlaw.com

            greenbmm@pepperlaw.com

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

10.6 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Maryland, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland. All proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Circuit Court for Baltimore City (Maryland), or, if under applicable Law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Maryland (the “Maryland Court”). Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program.

10.7 WAIVER OF JURY TRIAL. EACH OF THE COMPANY AND THE STOCKHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

10.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

10.9 Counterparts. This Agreement may be executed (including by facsimile or email of a .pdf attachment) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, it being understood that all parties need not sign the same counterpart. It shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. The parties hereto may deliver this Agreement by facsimile or email of a .pdf attachment, and each party shall be permitted to rely upon the signatures so transmitted to the same extent and effect as if they were original signatures.

10.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

10.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

10.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

10.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

10.14 Documentation and Information. The Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of the Stockholder’s identity and holdings of the Parent Shares, and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, in any press release or any other disclosure document required in connection with the Merger or any other transaction contemplated by the Merger Agreement. As promptly as practicable, the Stockholder shall notify the Company of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent such Stockholder becomes aware that any have become false or misleading in any material respect.

10.15 Stockholders Capacity. The Stockholder is signing this Agreement solely in the Stockholder’s capacity as an owner of its Parent Shares and nothing herein shall limit, prohibit, prevent or affect any actions taken by any director of the Company or the Parent nominated by such Stockholder in his or her capacity as a director.

10.16 Other Agreements. The Company hereby represents and warrants and covenants and agrees that any agreement entered into by the Company with any Person with respect to agreements similar to those set forth in this Agreement will be in form and substance identical to this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

COMPANY:

TRADE STREET RESIDENTIAL, INC.

By:	/s/ Richard H. Ross
Name: Richard H. Ross
Title: CEO

[Signature Page to Voting Agreement]

RAIT FINANCIAL TRUST

By:	/s/ James J. Sebra
Name: James J. Sebra
Title: Chief Financial Officer

[Signature Page to Voting Agreement]

Annex F

May 11, 2015

Board of Directors

Independence Realty Trust, Inc.

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Independence Realty Trust, Inc. (“Parent”) in connection with the Agreement and Plan of Merger, dated as of May 11, 2015 (the “Merger Agreement”), among Parent, Independence Realty Operating Partnership, LP (“Parent OP”), Adventure Merger Sub LLC, a direct wholly owned subsidiary of Parent OP (“OP Merger Sub”), IRT Limited Partner LLC, a direct wholly owned subsidiary of Parent (“IRT LP LLC”), Trade Street Residential, Inc. (the “Company”) and Trade Street Operating Partnership, LP (the “Company OP”). The Merger Agreement provides, among other things, for

•	the merger of OP Merger Sub with and into the Company OP (the “Partnership Merger”); and

•	immediately following the Partnership Merger, the merger of the Company with and into IRT LP LLC (the “Company Merger”, and together with the Partnership Merger, the “Transaction”).

As set forth more fully in the Merger Agreement, as a result of the Transaction, (a) each share of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, other than shares owned by Parent or any wholly-owned subsidiary of Parent or the Company, will be converted into the right to receive (i) $3.80 in cash (the “Share Cash Consideration”) and (ii) a number of shares of common stock, par value $0.01 per share (the “Parent Common Stock”), of Parent equal to (A) $7.60 minus the Share Cash Consideration divided by (B) $9.25, rounded to the nearest 1/10,000 (the “Exchange Ratio” and, such Parent Common Stock, the “Share Stock Consideration” and the Share Cash Consideration, together with the Share Stock Consideration, the “Share Merger Consideration”) and (b) each unit of limited partnership interest of the Company OP (the “Company OP Units”), other than the Company OP Units owned by the Company or any wholly-owned subsidiary of the Company will be converted into the right to receive (i) $3.80 in cash (the “Unit Cash Consideration”) and (ii) a number of common units of limited partnership of Parent OP (the “Parent OP Units”) equal to the Exchange Ratio (the “Unit Ownership Consideration”, and together with the Unit Cash Consideration, the “Unit Merger Consideration” and the Unit Merger Consideration, together with the Share Merger Consideration, the “Merger Consideration”). We note that, pursuant to the Merger Agreement, Parent may, subject to limitations provided therein, elect

Board of Directors

Independence Realty Trust, Inc.

May 11, 2015

to increase the Share Cash Consideration and Unit Cash Consideration, which would result in a decrease in the number of shares of Parent Common Stock constituting the Share Stock Consideration and the number of Parent OP Units constituting the Unit Ownership Consideration. We also note that, pursuant to the Merger Agreement, the Share Cash Consideration and Unit Cash Consideration may be further adjusted if Parent has made such an election to increase the Share Cash Consideration and Unit Cash Consideration and the Computed Stock Consideration Per Share Ratio (as defined in the Merger Agreement) on the closing date of the Transaction is less than forty percent (40%). For purposes of this opinion, you have instructed us to assume, and we have assumed, that the Share Cash Consideration and Unit Cash Consideration will be $3.80 per share of Company Common Stock or Company OP Unit, as applicable.

You have requested our opinion, as investment bankers, as to the fairness of the Merger Consideration to be paid by Parent pursuant to the Merger Agreement, from a financial point of view, to Parent.

In connection with our role as financial advisor to Parent, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Parent, and certain internal analyses, financial forecasts and other information relating to the Company and Parent prepared by management of Parent. We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company and with certain senior officers of Parent regarding the businesses and prospects of the Company, Parent and the combined company. In addition, we have (i) reviewed the reported prices and trading activity for the Company Common Stock and Parent Common Stock, (ii) compared certain financial and stock market information for the Company and Parent with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed, to the extent publicly available, the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or reviewed any independent evaluation or appraisal (other than certain third party appraisals of properties

Board of Directors

Independence Realty Trust, Inc.

May 11, 2015

held by Parent and its subsidiaries) of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, revenue effects, financial synergies and other strategic benefits projected by Parent to be achieved as a result of the Transaction (collectively, including certain assumptions regarding Parent’s management fee structure, the “Synergies”), made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts, including the Synergies, have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis, including, among other things, that (a) the Company Merger will be treated as a tax-free reorganization under the Internal Revenue Code of 1986, as amended and (b) the Partnership Merger will have the tax consequences described in the Merger Agreement. We have further assumed with your knowledge and permission that (a) the Parent OP Units, which are exchangeable into Parent Common Stock on a one-for-one basis, are economically equivalent to Parent Common Stock, and (b) that the Company OP Units, which are exchangeable into Company Common Stock on a one-for-one basis, are economically equivalent to Company Common Stock. We have been advised by Parent that each of Parent and the Company have operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and we have assumed, at your direction, that the Transaction will not adversely affect such status or operations of Parent or the Company. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be

Board of Directors

Independence Realty Trust, Inc.

May 11, 2015

material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Parent and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Board of Directors of Parent in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Merger Consideration to be paid by Parent pursuant to the Merger Agreement, from a financial point of view, to Parent as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement. Nor does it address the terms of any other agreement entered into or to be entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of Parent or its subsidiaries, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by Parent to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of Parent Common Stock or Parent OP Units should vote with respect to the Transaction or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any parties to the Transaction, or any class of such persons, in connection with the Transaction relative to the Merger Consideration or otherwise. This opinion does not in any manner address the prices at which the Parent Common Stock or any other securities will trade at any time.

Deutsche Bank will be paid a fee for its services as financial advisor to Parent in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. Parent has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates unrelated to the Transaction for which they have received, and in the future may receive, compensation, including having acted as the sole bookrunning manager with respect to an offering of 8,050,000 shares of Parent Common Stock in January 2014, an offering of 8,050,000 shares of Parent Common Stock in July 2014, and an offering of 6,000,000 shares of Parent Common Stock in November 2014 and as joint bookrunner with respect to an offering of 4.00% Convertible Senior Notes due

Board of Directors

Independence Realty Trust, Inc.

May 11, 2015

2023 by RAIT Financial Trust, the owner of Parent’s external manager (“RAIT”), in December 2013 (aggregate principal amount $141,750,000), as joint book runner with respect to an offering of 10,000,000 common shares of beneficial interest of RAIT in January 2014, as joint bookrunning manager with respect to an offering of 7.625% Senior Notes due 2024 by RAIT in April 2014 (aggregate principal amount $60,000,000) and as joint bookrunning manager with respect to an offering of 7.125% Senior Notes due 2019 by RAIT in August 2014 (aggregate principal amount $71,905,000). One or more members of the DB Group have also agreed to provide financing to Parent in connection with the Transaction, for which such members of the DB Group expect to receive compensation. The DB Group may also provide investment and commercial banking services to Parent, the Company and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company, Parent and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Merger Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

/s/ Deutsche Bank Securities Inc.

Annex G

May 11, 2015

The Board of Directors

Trade Street Residential, Inc.

19950 West Country Club Drive

Aventura, Florida 33180

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Trade Street Residential, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with IRT Limited Partner, LLC (“IRT LP LLC”), a direct wholly owned subsidiary of Independence Realty Trust, Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of May 11, 2015 (the “Agreement”), among the Company, Trade Street Operating Partnership, LP (the “Company OP”), the Acquiror, Independence Realty Operating Partnership, LP (the “Acquiror OP”), Adventure Merger Sub LLC, a direct wholly owned subsidiary of the Acquiror OP (“OP Merger Sub”), the Company shall be merged with and into IRT LP LLC, and each outstanding share of the Company Common Stock, other than shares of the Company Common Stock owned by the Acquiror or any wholly owned subsidiary of the Acquiror or the Company (in each case, other than shares held on behalf of third parties), will be converted into the right to receive consideration per share equal to an amount in cash, to be determined by the Acquiror (the “Cash Consideration”), equal to or greater than $3.80 ($3.80 being the “Minimum Cash Consideration”) and equal to or less than an amount calculated pursuant to a formula contained in the Agreement (such amount being the “Maximum Cash Consideration”) and a number of shares (the “Stock Consideration”, and, together with the Cash Consideration based upon either the Minimum Cash Consideration or the Maximum Cash Consideration, the “Consideration”) of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”) equal to the quotient obtained by dividing (i) $7.60 less the Cash Consideration by (ii) $9.25, and rounding the result to the nearest 1/10,000, provided, however, that the mix of Cash Consideration and Stock Consideration may be subject to adjustment, as set forth in the Agreement, to ensure that the Cash Consideration does not exceed 60% of the Consideration when valuing the Stock Consideration at the closing price per share of the Acquiror Common Stock on the last trading day immediately prior to the closing of the Transaction.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. The management of the Company has also instructed us to assume that the Maximum Cash Consideration will equal $4.56. We have also assumed that the representations and warranties made by the Company, the Company OP, the Acquiror, the Acquiror OP, IRT LP LLC and OP Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or the Company OP or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company, the Company OP, the Acquiror, or the Acquiror OP. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC